

2022
ANNUAL
REPORT
& 2023 PROXY STATEMENT

BIG SAVINGS.

DOLLAR GENERAL®

DOLLAR GENERAL®

19,104 STORES

IN 47 STATES
AS OF 2/3/2023

Dollar General Corporation has been delivering value to shoppers for more than 80 years. Dollar General helps shoppers Save time. Save money. Every day.® by offering products that are frequently used and replenished, such as food, snacks, health and beauty aids, cleaning supplies, basic apparel, housewares and seasonal items at everyday low prices in convenient neighborhood locations. Dollar General operated 19,104 stores in 47 states as of February 3, 2023. In addition to high-quality private brands, Dollar General sells products from America's most-trusted manufacturers such as Clorox, Energizer, Procter & Gamble, Hanes, Coca-Cola, Mars, Unilever, Nestle, Kimberly-Clark, Kellogg's, General Mills and PepsiCo.

Learn more about Dollar General at
www.dollargeneral.com



DOLLAR GENERAL Stores

po**p**shelf Stores

▲ Distribution Center

▲ Fresh Distribution Center

■ Combination Distribution Center

◆ Regional Hub Distribution Center

TO OUR FELLOW SHAREHOLDERS, CUSTOMERS & EMPLOYEES:

DOLLAR GENERAL

Dollar General is an essential partner for customers and communities around the country as America's neighborhood general store, often serving communities that other retailers have chosen not to serve with a unique combination of value and convenience. More than 80% of our stores serve towns of 20,000 or fewer people, providing us the opportunity to make a significant impact in rural communities that seek affordable solutions to their needs. With more than 19,000 stores, we operate more stores than any retailer in the U.S. and are located within five miles of approximately 75% of the U.S. population.

We faced challenges in 2022, including supply chain constraints, inflationary pressures, and a core customer under financial pressure. While our results were impacted by these challenges, our team responded with great purpose, and was and continues to be resilient in finding solutions to serve our customers, while continuing to focus on delivering healthy returns for our shareholders.

Highlights of 2022:

- Net sales increased 10.6% to $37.8 billion, and same-store sales increased 4.3%.

- Operating profit increased 3.3% to $3.3 billion.

- Net income increased 0.7% to $2.4 billion, and diluted EPS increased 5.0% to $10.68.

- Cash flows from operations of $2.0 billion.

Our strategic approach to the business, combined with a focus on innovation and execution, continues to differentiate Dollar General, and we made significant progress advancing our strategic initiatives and operating priorities, while capturing market share, in 2022.

1. **Driving profitable sales growth:** In 2022, we completed the initial rollout of our non-consumables initiative in the vast majority of our stores and more-than-doubled the number of standalone pOpshelf locations, as we continue to enhance the treasure-hunt experience for both new and existing customers. DG Fresh continues to contribute significant product cost savings, higher sales, and enhanced profitability – most notably in our perishables department, which had our highest departmental rate of same-store sales growth in 2022. In addition, we expanded our DG Well Being offering to a total of nearly 4,400 stores, as we pursue our goal of increasing access to affordable healthcare products and, over time, services, particularly in rural America.

2. **Capturing growth opportunities:** Our proven high-return, low-risk real estate growth model continues to be a core strength of the business. Format innovation continues to be an important part of our growth strategy, and our larger format stores provide more products for customers while also driving greater sales productivity. We executed more than 2,900 real estate projects in 2022 and we plan to execute more than 3,100 projects in 2023. We plan to more-than-double the pOpshelf store count in 2023, and our goal is to open approximately 20 stores in Mexico, as

we look to extend our value and convenience proposition outside the U.S. for the first time as an international retailer. Our Digital initiative, including our growing DG Media Network, complements our physical footprint and provides our customers with an even more convenient, frictionless, and personalized shopping experience.

3. **Leveraging and reinforcing our position as a low cost operator:** We aim to keep our business simple while controlling expenses and driving efficiencies throughout the organization. During 2022, we expanded self-checkout to a total of more than 11,000 stores as part of our Fast Track initiative, which continues to focus on enhancing convenience for customers while driving efficiencies for our teams. We also expanded our private tractor fleet, which is now one of the largest in the U.S., to a total of more than 1,600 tractors. These efforts continue to provide greater operational control within our supply chain while further optimizing our cost to serve.

4. **Investing in our diverse teams through development, empowerment and inclusion:** We created more than 10,000 new jobs and invested over four million training hours in 2022, as we continue to provide opportunities for personal and professional development and career advancement. The opportunity to start and develop a career with a growing retailer remains our greatest currency in attracting and retaining talent, as evidenced by the more than 70% internal placement rate of associates at, or above, the Lead Sales Associate position.

Looking ahead to 2023, we are making significant investments in our business, including in our portfolio of initiatives and our plans to invest approximately $100 million, primarily in incremental labor hours, which we believe will enhance the employee and customer experience. We believe these efforts will build on the progress we have made and position us to continue moving forward as the innovative leader in our channel.

We remain committed to our mission of Serving Others, which is at the center of all that we do as an organization. In 2022, Dollar General and its Foundations awarded nearly $23 million to charitable efforts that extend hope and opportunity to individuals and nonprofit organizations.

The people of Dollar General are our greatest strength and the bedrock of our special culture, and I want to thank our more than 170,000 employees for their sense of purpose and dedication to serving our customers and communities. We are excited about our plans for 2023, which we believe position us well to continue delivering value for our customers, employees, and shareholders.

RESPECTFULLY,



JEFFERY C. OWEN
CHIEF EXECUTIVE OFFICER

DOLLAR GENERAL®

PROXY STATEMENT & MEETING NOTICE



DEAR FELLOW SHAREHOLDERS,

DOLLAR GENERAL

"On behalf of the Board of Directors, thank you for your continued support of Dollar General"

The 2023 Annual Meeting of Shareholders of Dollar General Corporation will be held on Wednesday, May 31, 2023, at 9:00 a.m., Central Time, at Dollar General Corporation, Turner One Building, 100 Mission Ridge, Goodlettsville, Tennessee. All shareholders at the close of business on March 22, 2023, are invited to attend the annual meeting.

We thank those of you who met with us over the past year and provided valuable feedback on broad-ranging topics such as our CEO transition, environmental and social matters, human capital management, corporate governance, Board refreshment and composition, and our executive compensation program structure. In 2022, we invited shareholders representing over 61% of shares outstanding to participate in our annual ESG outreach program and ultimately engaged with shareholders comprising over 52% of shares outstanding. As Chairman of the Board, I led the engagement with shareholders representing over 24% of shares outstanding. The information we received during this engagement helped to inform decisions regarding the enhanced disclosures in this Proxy Statement and in our *Serving Others* report for 2022, as well as our inaugural 2022 political activities report. We are committed to continuing our dialogue with our shareholders and appreciate your engagement with us.

Your interest in Dollar General and your vote are very important to us. Whether or not you plan to attend the annual meeting, please vote at your earliest convenience.

On behalf of the Board of Directors, thank you for your continued support of Dollar General.

SINCERELY,

MICHAEL M. CALBERT
CHAIRMAN OF THE BOARD

APRIL 11, 2023

We will begin mailing to shareholders printed copies of this document and the form of proxy or the Notice of Internet Availability on or about April 11, 2023.

DOLLAR GENERAL

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

DATE	**TIME**	**LOCATION**
		
Wednesday, May 31, 2023	9:00 a.m. Central Time	Dollar General Corporation, Turner One Building 100 Mission Ridge Goodlettsville, Tennessee

ITEMS OF BUSINESS:

- To elect as directors the 9 nominees listed in the Proxy Statement
- To hold an advisory vote to approve our named executive officer compensation as disclosed in the Proxy Statement
- To hold an advisory vote on the frequency of future advisory votes on our named executive officer compensation
- To ratify the appointment of our independent registered public accounting firm for fiscal 2023
- To vote upon three shareholder proposals, as described in the Proxy Statement, if properly presented at the annual meeting
- To transact any other business that may properly come before the annual meeting and any adjournments of that meeting

WHO MAY VOTE:

Shareholders of record at the close of business on March 22, 2023

By Order of the Board of Directors,

Christine L. Connolly

Goodlettsville, Tennessee
April 11, 2023

Christine L. Connolly
Corporate Secretary

Please vote your proxy as soon as possible even if you expect to attend the annual meeting in person. You may vote your proxy via the internet or by phone by following the instructions on the Notice of Internet Availability or proxy card, or if you received a paper copy of these proxy materials by mail, you may vote by mail by completing and returning the enclosed proxy card in the enclosed reply envelope. No postage is necessary if the proxy is mailed within the United States. You may revoke your proxy by following the instructions listed on page 2 of the Proxy Statement.

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in the proxy statement or about Dollar General. This summary does not contain all of the information that you should consider, and you should review all of the information contained in the proxy statement before voting.

DOLLAR GENERAL AT-A-GLANCE*



~170,000 EMPLOYEES

19,147 STORES

LOW-PRICED PRODUCT MODEL
> 2,000 ITEMS PRICED AT $1 OR LESS
at 2022 fiscal year end

MULTIPLE STORE FORMATS TO SERVE OUR CUSTOMERS

106th RANKING ON THE FORTUNE 500 LIST

$37.8 BILLION IN SALES
In fiscal year 2022

$3.3 BILLION OPERATING PROFIT
In fiscal year 2022

$2.4 BILLION NET INCOME
In fiscal year 2022

$10.68 DILUTED EPS
In fiscal year 2022

* Data as of March 3, 2023, unless otherwise noted.

VOTING MATTERS (pp. 1 - 10, 54 - 55, 57 and 59 - 66)

2023 PROPOSALS		Board Recommendation
Proposal 1:	Election of Directors	For
Proposal 2:	Advisory Vote to Approve Named Executive Officer Compensation	For
Proposal 3:	Advisory Vote on the Frequency of Future Advisory Votes on Named Executive Officer Compensation	1 Year
Proposal 4:	Ratification of Appointment of Auditors	For
Proposals 5-7:	Shareholder Proposals	Against

HOW TO VOTE (p. 2)

MAIL	PHONE	INTERNET	IN PERSON
			
Complete, sign, date and mail your proxy card or voting instruction form	1-800-690-6903	www.proxyvote.com	**May 31, 2023** **9:00 a.m., CT** Dollar General Corporation Turner One Building 100 Mission Ridge Goodlettsville, Tennessee

BOARD OF DIRECTORS GROUP DIVERSITY (pp. 4 - 9)



AGE
60.8 DIRECTOR AVERAGE AGE

TENURE
7.1 YEARS AVERAGE
5 | 2 | 3
0-5 | 6-10 | 11+

DIVERSITY
30% Female
30% Racially Diverse

BOARD OF DIRECTORS COMPOSITION (pp. 5 - 9, 14 - 15 and 19)

Name and Principal Occupation	Independent	Age	Director Since (Calendar Year)	Currently Serving on Other Public Boards	Committee Memberships		
					A	C	N
Warren F. Bryant Retired Chairman, President & CEO, Longs Drug Stores Corporation	✔	77	2009		✔	✔	
Michael M. Calbert Chairman, Dollar General Corporation Retired Member, KKR & Co. L.P.	✔	60	2007	• PVH Corp.			
Ana M. Chadwick EVP & CFO, Pitney Bowes Inc.	✔	51	2022		✔		
Patricia D. Fili-Krushel Chairperson, Coqual	✔	69	2012	• Chipotle Mexican Grill, Inc.		♟	✔
Timothy I. McGuire Retired CEO, Mobile Service Center Canada, Ltd.	✔	62	2018			✔	
Jeffery C. Owen CEO, Dollar General Corporation		53	2022				
William C. Rhodes, III Chairman, President & CEO, AutoZone, Inc.	✔	57	2009	• AutoZone, Inc.	♟		
Debra A. Sandler President & CEO, La Grenade Group, LLC Founder & CEO, Mavis Foods, LLC	✔	63	2020	• Keurig Dr Pepper Inc. • Archer Daniels Midland Company • Gannett Co., Inc.	✔		♟
Ralph E. Santana CEO, Recteq Grills	✔	55	2018				✔
Todd J. Vasos Retired CEO, Dollar General Corporation		61	2015	• KeyCorp			

 Chair    Member   **A** Audit   **C** Compensation   **N** Nominating, Governance & Corporate Responsibility

PAY FOR PERFORMANCE (pp. 21 - 32)

The primary elements of our annual executive compensation program are summarized in the chart below and reflect a significant alignment with our shareholders' interests.

Pay Element	Vehicle	2022 Metrics
Base Salary	Cash	Reflects comparable positions in the competitive marketplace, recognizing performance, responsibilities and experience
Short-Term Incentive	Cash	Adjusted EBIT **(100%)**
Long-Term Incentive	Options **(50%)** *Vest 25% annually over 4 years*	Stock price
	PSUs **(50%)** *3-year ratable vest (Adj. EBITDA) 3-year cliff vest (Adj. ROIC)*	1-Year Adjusted EBITDA **(50%)** 3-Year Adjusted ROIC **(50%)**

Consistent with our philosophy, and as illustrated to the right, a significant portion of annualized total target compensation for our named executive officers in 2022 was variable/at-risk as a result of being performance-based or linked to changes in our stock price.



CEO
(Averaged Owen & Vasos)

STI 14%
Salary 10%
90% VARIABLE/ AT-RISK
LTI 76%



OTHER NEOs
(Averaged)

STI 18%
Salary 22%
78% VARIABLE/ AT-RISK
LTI 60%

● LTI — Long-Term Equity Incentive (stock options and performance share units)
● STI — Short-Term Cash Incentive (Teamshare bonus program)



88.4% SHAREHOLDER SUPPORT

The most recent shareholder advisory vote on our named executive officer compensation was held on May 25, 2022. Excluding abstentions and broker non-votes, 88.4% of total votes were cast in support of the program.

SHAREHOLDER ENGAGEMENT (pp. 11 - 12)

Our Board of Directors appreciates and proactively seeks the viewpoints of our shareholders. Our focused outreach in the fall of 2022 encompassed a broad base of shareholders and discussion topics and helped inform our inaugural political activities report; decisions to align certain of our disclosures to the TCFD framework, to enhance disclosures related to cybersecurity and data privacy and employee safety and well-being, and to explore opportunities to advance a renewable energy strategy; as well as various other disclosure enhancements in this proxy statement and in our *Serving Others* report for 2022.


INVITED
shareholders representing
>61%
of shares outstanding


ENGAGED
shareholders representing
>52%
of shares outstanding


CHAIRMAN LED
engagement with
shareholders representing
>24%
of shares outstanding

WHO WE ARE

We are today's neighborhood general store, serving the needs of our customers by providing convenience, value and service—Every day!

OUR MISSION

Serving Others


For Customers...
Convenience, Quality
& Great Prices


For Employees...
Respect & Opportunity


For Shareholders...
A Superior Return


For Communities...
A Better Life

OUR VALUES

We believe in:

- Demonstrating integrity in everything we do.

- Providing employees the opportunity for growth and development in a friendly and fun environment.

- Delivering results through hard work and a shared commitment to excellence.

- Celebrating success and recognizing the contribution of others.

- Owning our actions and decisions and learning from our mistakes.

- Respecting the dignity and differences of others.

OUR OPERATING PRIORITIES


Driving profitable
sales growth


Capturing growth
opportunities


Enhancing our position
as a low cost operator


Investing in our diverse
teams through development,
empowerment & inclusion

TABLE OF CONTENTS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 31, 2023

This Proxy Statement, our 2022 Annual Report and a form of proxy card are available at www.proxyvote.com. You will need your Notice of Internet Availability or proxy card to access the proxy materials.

As permitted by rules adopted by the Securities and Exchange Commission ("SEC"), we are furnishing our proxy materials over the Internet to some of our shareholders. This means that some shareholders will not receive paper copies of these documents but instead will receive only a Notice of Internet Availability containing instructions on how to access the proxy materials over the Internet and how to request a paper copy of our proxy materials, including the Proxy Statement, our 2022 Annual Report, and a proxy card. Shareholders who do not receive a Notice of Internet Availability will receive a paper copy of the proxy materials by mail, unless they have previously requested delivery of proxy materials electronically.

PROXY STATEMENT

This document is the proxy statement of Dollar General Corporation that we use to solicit your proxy to vote upon certain matters at our Annual Meeting of Shareholders to be held on Wednesday, May 31, 2023. We will begin mailing to shareholders printed copies of this document and the form of proxy or the Notice of Internet Availability on or about April 11, 2023.

We include website addresses and references to our *Serving Others* report throughout this proxy statement for reference only. The information contained in these websites and in the *Serving Others* report is not incorporated by reference into, and does not form a part of, this proxy statement.

SOLICITATION, MEETING AND VOTING INFORMATION

What is Dollar General Corporation and where is it located?

Dollar General Corporation (NYSE: DG) is proud to serve as America's neighborhood general store. Founded in 1939, Dollar General lives its mission of *Serving Others* every day by providing access to affordable products and services for its customers, career opportunities for its employees, and literacy and education support for its hometown communities. As of March 3, 2023, the company's 19,147 Dollar General, DG Market, DGX and pOpshelf stores across the United States and Mi Súper Dollar General stores in Mexico provide everyday essentials including food, health and wellness products, cleaning and laundry supplies, self-care and beauty items, and seasonal décor from our high-quality private brands alongside many of the world's most trusted brands. Our principal executive offices are located at 100 Mission Ridge, Goodlettsville, Tennessee 37072.

We also refer to our company as "we," "us" or "Dollar General." Unless otherwise noted or required by the context, "2023," "2022," "2021,"and "2020" refer to our fiscal years ending or ended February 2, 2024, February 3, 2023, January 28, 2022, and January 29, 2021, respectively.

What is a proxy and who is asking for it and paying for the cost to solicit it?

A proxy is your legal designation of another person, called a "proxy," to vote your stock. The document designating someone as a proxy is also called a proxy or a proxy card.

Our directors, officers and employees are soliciting your proxy on behalf of our Board of Directors and will not be specially paid for doing so. Solicitation of proxies by mail may be supplemented by telephone, email and other electronic means, advertisements, personal solicitation, news releases issued by Dollar General, postings on our website or otherwise. Dollar General will pay all expenses of this solicitation. We have retained Innisfree M&A Incorporated to act as a proxy solicitor for a fee estimated to be $17,500, plus reimbursement of out of pocket expenses.

Who may attend the annual meeting?

Only shareholders as of the record date, March 22, 2023 (the "Record Date"), their proxy holders and our invited guests may attend the annual meeting. To be admitted to the meeting, you must present a government-issued photo identification and proof of share ownership as of the Record Date. To prove ownership, we will verify shareholders of record against our list of registered shareholders, while street name shareholders must show: an account statement showing the share ownership as of the Record Date; a copy of the voting instruction form provided by, or a valid legal proxy from, the broker, trustee, bank or nominee holding the shares; a letter from a broker, trustee, bank or nominee holding the shares confirming the beneficial owner's ownership as of the Record Date; or other similar evidence of ownership. **We reserve the right to deny admittance to anyone who does not comply with these requirements or with the Rules of Conduct for the meeting.**

We will decide in our sole discretion whether your documentation meets the admission requirements. If you hold shares in a joint account, both owners can be admitted to the meeting if proof of joint ownership is provided and you both provide identification.

Where can I find directions to the annual meeting?

Directions to the annual meeting are posted on our website at https://investor.dollargeneral.com.

Will the annual meeting be webcast?

Yes. A live webcast of the annual meeting, including the question and answer session, will be available on https://investor.dollargeneral.com under "News and Events—Events and Presentations" at 9:00 a.m., Central Time, on May 31, 2023. Within 24 hours following the meeting, a recording of the webcast will be available on our website for at least 30 days. The information on our website, however, is not incorporated by reference into, and does not form a part of, this proxy statement.

Who may vote at the annual meeting?

You may vote if you owned shares of Dollar General common stock at the close of business on the Record Date (March 22, 2023). As of that date, there were 219,108,477 shares of Dollar General common stock outstanding and entitled to vote. Each share is entitled to one vote on each matter.

What am I voting on?

You will be asked to vote on:

- the election of the 9 nominees listed in this proxy statement (Proposal 1);
- the approval on an advisory basis of our named executive officer compensation as disclosed in this proxy statement (Proposal 2);
- the approval on an advisory basis of the frequency of future advisory votes on our named executive officer compensation (Proposal 3);
- the ratification of the appointment of our independent registered public accounting firm (the "independent auditor") for 2023 (Proposal 4); and
- the shareholder proposals described in this proxy statement (Proposals 5, 6 and 7) if properly presented.

We are unaware of other matters to be acted upon at the annual meeting. Under Tennessee law and our governing documents, no other non-procedural business may be raised at the meeting unless proper notice has been given to shareholders.

How many votes must be present to hold the annual meeting?

A quorum, consisting of the presence in person or by proxy of the holders of a majority of shares of our common stock outstanding on the Record Date, must exist to conduct business at the annual meeting. If a quorum is not present, the presiding officer at the meeting may adjourn the meeting from time to time until a quorum is present.

How do I vote?

If you are a shareholder of record, you may vote your proxy over the telephone or Internet or, if you received printed proxy materials, by marking, signing, dating and returning the printed proxy card in the enclosed envelope. Please refer to the Notice of Internet Availability or proxy card, as applicable, for the telephone number, Internet address and other instructions. Alternatively, you may vote your shares in person at the annual meeting. Even if you plan to attend the meeting, we recommend that you vote in advance so that your vote will be counted if you later decide not to attend the meeting.

If you are a street name holder, your broker, trustee, bank or other nominee will provide materials and instructions for voting your shares. You also may vote in person at the meeting if you obtain and bring to the meeting a legal proxy from your broker, banker, trustee or other nominee giving you the right to vote the shares.

In either case, shareholders wishing to attend the meeting must comply with the requirements described above under "Who may attend the annual meeting."

What is the difference between a "shareholder of record" and a "street name" holder?

You are a "shareholder of record" if your shares are registered directly in your name with EQ Shareowner Services, our transfer agent. You are a "street name" holder if your shares are held in the name of a brokerage firm, bank, trust or other nominee as custodian.

What if I receive more than one Notice of Internet Availability or proxy card?

You will receive multiple Notices of Internet Availability or proxy cards if you hold shares in different ways (e.g., joint tenancy, trusts, custodial accounts, etc.) or in multiple accounts. Street name holders will receive the Notice of Internet Availability or proxy card or other voting information, along with voting instructions, from their brokers. Please vote the shares represented by each Notice of Internet Availability or proxy card you receive to ensure that all your shares are voted.

How will my proxy be voted?

The persons named on the proxy card will vote your proxy as you direct. If you return a signed proxy card or complete the Internet or telephone voting procedures but do not specify how you want to vote your shares, the persons named on the proxy card will vote your shares in accordance with the recommendations of our Board of Directors. If business other than that described in this proxy statement is properly raised, your proxies have authority to vote as they think best, including to adjourn the annual meeting.

Can I change my mind and revoke my proxy?

Yes. A shareholder of record may revoke a proxy given pursuant to this solicitation by:

- signing a valid, later-dated proxy card and submitting it so that it is received before the annual meeting in accordance with the instructions included in the proxy card;
- at or before the meeting, submitting to our Corporate Secretary a written notice of revocation dated later than the date of the proxy;
- submitting a later-dated vote by telephone or Internet no later than 11:59 p.m. Eastern Time on May 30, 2023; or
- attending the meeting and voting in person.

Note that attendance at the meeting, by itself, will not revoke your proxy.

A street name holder may revoke a proxy given pursuant to this solicitation by following the instructions of the bank, broker, trustee or other nominee who holds his or her shares.

How many votes are needed to elect directors?

To be elected at the annual meeting, a nominee must receive the affirmative vote of a majority of votes cast by holders of shares entitled to vote at the meeting. Under our Charter, the "affirmative vote of a majority of votes cast" means that the number of votes cast in favor of a nominee's election exceeds the number of votes cast against his or her election. You may vote in favor of or against the election of each nominee, or you may elect to abstain from voting your shares.

What happens if a director fails to receive the required vote for election?

An incumbent director who does not receive the required vote for election at the annual meeting must promptly tender a resignation as a director for consideration by our Board of Directors pursuant to our Board-approved director resignation policy. Each director standing for election at the meeting has agreed to resign, effective upon the Board's acceptance of such resignation, if he or she does not receive a majority vote. If the Board rejects the offered resignation, the director will continue to serve until the next annual shareholders' meeting and until his or her successor is duly elected or his or her earlier resignation or removal in accordance with our Bylaws. If the Board accepts the offered resignation, the Board, in its sole discretion, may fill the resulting vacancy or decrease the Board's size.

How many votes are needed to approve other matters?

Proposal 2 (to approve on an advisory basis our named executive officer compensation), Proposal 4 (to ratify the appointment of our independent auditor for 2023), and Proposals 5, 6 and 7 (shareholder proposals described in this proxy statement) will be approved if the votes cast in favor of the applicable proposal exceed the votes cast against it. The vote on the compensation of our named executive officers is advisory and, therefore, not binding on Dollar General, our Board of Directors, or its Compensation Committee. With respect to each of these proposals, and any other matter properly brought before the annual meeting other than Proposal 3, you may vote in favor of or against the proposal, or you may elect to abstain from voting your shares.

For Proposal 3 (to approve on an advisory basis the frequency of future advisory votes on our named executive officer compensation), the option of 1 year, 2 years or 3 years that receives the highest number of votes cast will be the frequency that has been selected by shareholders. However, because this vote is advisory and not binding on Dollar General, our Board of Directors or its Compensation Committee, our Board may decide that it is in the best interests of our shareholders and Dollar General to hold such advisory votes more or less frequently than the option selected by shareholders. With respect to this proposal, you may vote in favor of a frequency of 1 year, 2 years, or 3 years, or you may elect to abstain from voting your shares.

How will abstentions and broker non-votes be treated?

Abstentions and broker non-votes will be treated as shares that are present and entitled to vote for purposes of determining whether a quorum is present but will not be counted as votes cast either in favor of or against a particular proposal and will have no effect on the outcome of the particular proposal.

What are broker non-votes?

Although your broker is the record holder of any shares that you hold in street name, it must vote those shares pursuant to your instructions. If you do not provide instructions, your broker may exercise discretionary voting power over your shares for "routine" items but not for "non-routine" items. All matters described in this proxy statement, except for the ratification of the appointment of our independent auditor, are considered to be non-routine matters.

"Broker non-votes" occur when shares held of record by a broker are not voted on a matter because the street name holder of the shares has not provided voting instructions and the broker either lacks or declines to exercise the authority to vote the shares in its discretion.

How can I ask questions or view the list of shareholders entitled to vote at the annual meeting?

You may submit pertinent questions in advance of the annual meeting beginning on May 17, 2023, by visiting www.proxyvote.com and entering your Control Number, which is a 16-digit number that you can find in the Notice of Internet Availability or the proxy card (in each case if you are a shareholder of record), as applicable, or in the voting instruction form (if you are a street name holder). If you attend the meeting in person and meet the additional requirements set out in the Rules of Conduct for the meeting, you also may submit pertinent questions at the meeting. Rules of Conduct for the meeting, including without limitation rules pertaining to submission of questions, will be available prior to the meeting on www.proxyvote.com and at the meeting. We encourage you to review in advance the Rules of Conduct for the meeting.

During the meeting, shareholders of record may examine the list of shareholders entitled to vote at the meeting, which list will be available at the meeting. To inspect such shareholder list prior to the meeting, please contact our Investor Relations department at 615-855-5529 or investorrelations@dollargeneral.com.

PROPOSAL 1: **Election of Directors**

What is the structure of the Board of Directors?

Our Board of Directors must consist of 1 to 15 directors, with the exact number set by the Board. The Board size is currently fixed at 10 but is reducing to 9 effective at the time of the annual meeting. All directors are elected annually by our shareholders.

How are directors identified and nominated?

The Nominating, Governance and Corporate Responsibility Committee (the "Nominating Committee") is responsible for identifying, evaluating and recommending director candidates, including the slate to be presented to shareholders for election at the annual meeting, to our Board of Directors, which makes the ultimate nomination or election determination, as applicable. The Nominating Committee may use a variety of methods to identify potential director candidates, such as recommendations by our directors, management, shareholders or third-party search firms. The Nominating Committee has retained a third-party search firm to assist in identifying potential Board candidates who meet our qualification and experience requirements and, for any such candidate identified by such search firm, to compile and evaluate information regarding the candidate's qualifications and experience and to conduct reference checks. Ms. Ana Chadwick, a nominee for election at the annual meeting, was identified as a candidate by a third party search firm.

Does the Board consider diversity when identifying director nominees?

Yes. Our Board of Directors values diversity in its broadest sense (including gender and race) and has adopted a written policy to endeavor to achieve a mix of members that represents a diversity of background and experience in areas that are relevant to our business. Similar to the "Rooney Rule," this policy further provides that the Nominating Committee should seek to include qualified women and individuals from underrepresented groups in the pool from which candidates are selected and to direct any search firm accordingly. The Committee periodically assesses this policy's effectiveness as part of its annual self-evaluation. The matrix included below illustrates the diverse experience and composition of our Board and reflects the skills and experience currently deemed by our Board to be the most important to serve our company.

Board of Directors Experience and Composition Matrix	Bryant	Calbert	Chadwick	Fili-Krushel	McGuire	Owen	Rhodes	Sandler	Santana	Vasos	Total
Skills and Experience											
Retail Industry Experience	✓	✓			✓	✓	✓	✓	✓	✓	8
Senior Leadership (C-Suite) Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10
Strategic Planning/M&A Experience	✓	✓	✓	✓	✓		✓	✓			7
Other Public Board Service (current or former)	✓	✓		✓		✓	✓	✓		✓	7
Financial Expertise or Experience	✓	✓	✓				✓	✓			5
General Independence	✓	✓	✓	✓	✓		✓	✓	✓		8
Global/International Experience (Sourcing or Operations)	✓	✓	✓		✓	✓	✓			✓	7
Branding/Marketing/Consumer Behavior Experience	✓			✓	✓	✓		✓	✓	✓	7
Human Capital Experience			✓	✓							2
E-commerce/Digital/Technology Experience			✓	✓			✓	✓	✓		5
Risk Management Experience	✓	✓	✓	✓	✓	✓	✓		✓	✓	9
Diverse Composition											
Racially Diverse			✓					✓	✓		3
Female			✓	✓				✓			3
Born Outside the U.S.					✓			✓			2

How are nominees evaluated; what are the threshold qualifications?

The Nominating Committee is charged with recommending to our Board of Directors only those candidates that it believes are qualified to serve as Board members consistent with the director selection criteria established by the Board.

The Nominating Committee assesses a candidate's independence, background, experience and time commitments, as well as our Board's skill needs. With respect to incumbent directors, the Committee also assesses the meeting attendance record and suitability for continued service. The Committee determines whether each nominee is in a position to devote adequate time to the effective performance of director duties and possesses the following threshold characteristics: integrity and accountability, informed judgment, financial literacy, a cooperative approach, a record of achievement, loyalty, and the ability to consult with and advise management. The Committee recommends candidates, including those submitted by shareholders, only if it believes a candidate's knowledge, experience and expertise would strengthen the Board and that the candidate is committed to representing our shareholders' long-term interests. While our focus and priorities may change from time to time, the Board of Directors Experience and Composition matrix above summarizes the key skills, qualifications and experience that are currently important to be represented on our Board in light of our current business and expected needs.

Who are the nominees this year?

All nominees standing for election as directors at the annual meeting were nominated by our Board of Directors upon the recommendation of the Nominating Committee. The nominees include 7 incumbent directors who were elected at the 2022 annual meeting of shareholders, as well as Ms. Chadwick and Mr. Owen who were appointed to our Board effective July 30, 2022, and November 1, 2022, respectively. Mr. William C. Rhodes, III, age 57, who has served on our Board since 2009, is not standing for re-election, and his term will expire effective at the time of the annual meeting. Our Board believes that each of the nominees can devote an adequate amount of time to the effective performance of director duties, is in compliance with our overboarding policy detailed in our Corporate Governance Guidelines, and possesses all of the threshold qualifications identified above.

If elected, each nominee would hold office until the 2024 annual meeting of shareholders and until his or her successor is elected and qualified, subject to any earlier resignation or removal.

The following lists the nominees, their ages at the date of this proxy statement and the calendar year in which they first became a director, along with their biographies and the experience, qualifications, attributes or skills that led our Board to conclude that each nominee should serve as a director of Dollar General.



WARREN F. BRYANT

Age: 77

Director Since: 2009

Biography:
Mr. Bryant served as the President and Chief Executive Officer of Longs Drug Stores Corporation from 2002 through 2008 and as its Chairman of the Board from 2003 through his retirement in 2008. Prior to joining Longs Drug Stores, he served as a Senior Vice President of The Kroger Co. from 1999 to 2002. Mr. Bryant served as a director of Loblaw Companies Limited from May 2013 to May 2022 and as a director of OfficeMax Incorporated from 2004 to 2013 and Office Depot, Inc. from November 2013 to July 2017.

Specific Experience, Qualifications, Attributes and Skills:
Mr. Bryant has over 40 years of retail experience, including experience in marketing, merchandising, operations, and finance. His substantial experience in leadership and policy-making roles at other retail companies, together with his former experience as a board member for other retailers, provides him with an extensive understanding of our industry, as well as with valuable executive management skills, global, strategic planning, and risk management experience, and the ability to effectively advise our CEO.



**MICHAEL
M. CALBERT**

Age: 60

Director Since:
2007

Biography:

Mr. Calbert has served as our Chairman of the Board since January 2016. He joined the private equity firm KKR & Co. L.P. in January 2000 and was directly involved with several KKR portfolio companies until his retirement in January 2014, after which he served as a consultant to KKR until June 2015. Mr. Calbert led KKR's Retail industry team prior to his retirement. He also served as the Chief Financial Officer of Randall's Food Markets from 1997 until it was sold in September 1999 and worked as a certified public accountant and consultant with Arthur Andersen Worldwide from 1985 to 1994, where his primary focus was the retail and consumer industry. Mr. Calbert has served as a director of PVH Corp. since May 2022 and served as a director of Executive Network Partnering Corporation from September 2020 to October 2022 and as a director of AutoZone, Inc. from May 2019 to December 2021. He previously served as our Chairman of the Board from July 2007 until December 2008 and as our lead director from March 2013 until his re-appointment as our Chairman of the Board in January 2016.

Specific Experience, Qualifications, Attributes and Skills:

Mr. Calbert has considerable experience in managing private equity portfolio companies and is experienced with corporate finance and strategic business planning activities. As the former head of KKR's global retail industry team, Mr. Calbert has a strong background and extensive experience in advising and managing companies in the retail industry, including evaluating business strategies and operations, financial plans and structures, risk, and management teams. His former service on various company boards in the retail industry further strengthens his knowledge and experience within our industry. Mr. Calbert also has a significant financial and accounting background evidenced by his prior experience as the chief financial officer of a retail company and his 10 years of practice as a certified public accountant.



**ANA
M. CHADWICK**

Age: 51

Director Since:
2022

Biography:

Ms. Chadwick has served as Executive Vice President & Chief Financial Officer of Pitney Bowes Inc., a global shipping and mailing company providing technology, logistics, and financial services to small and medium sized businesses, large enterprises, retailers and government clients, since January 2021. She previously served for 28 years in various roles at General Electric Company, including President & Chief Executive Officer of GE Capital Global Legacy Solutions (March 2019 to January 2021); Chief Financial Officer & Chief Operating Officer of GE Capital Global Legacy Solutions (February 2016 to February 2019); Controller of GE Capital Americas (September 2014 to January 2016); Chief Financial Officer of GE Capital Energy Financial Services (July 2010 to August 2014); Chief Operating Officer of GE Capital Global Banking—GE Money Bank Latin America (February 2009 to June 2010); Chief Financial Officer of GE Capital Consumer Finance—Latin America (December 2005 to January 2009); and Chief Financial Officer of GE Capital Consumer Finance—GE Capital Bank (December 2003 to November 2005); and a variety of finance and audit positions of increasing responsibility since joining the company in June 1993.

Specific Experience, Qualifications, Attributes and Skills:

Ms. Chadwick has significant financial and risk management expertise, currently serving as the Chief Financial Officer of Pitney Bowes, and nearly 30 years of experience in various financial planning, audit, banking, and accounting roles. Through these various roles, she has led large global teams of employees and played a critical role in various joint ventures, divestitures and restructurings. These experiences bring deep and disciplined perspective to our Audit Committee and Board. In addition, having lived and worked in several Latin American countries, including growing businesses in Latin America, she brings valuable perspective to our Board as the Company works to expand its operations into Mexico and to further serve its Latino customer in the United States.



**PATRICIA
D. FILI-KRUSHEL**

Age: 69
Director Since:
2012

Biography:
Ms. Fili-Krushel has served as Chairperson of the Board of Coqual, a non-profit think tank that focuses on global talent strategies, since February 2021. Prior thereto, she served as Coqual's Chief Executive Officer from September 2018 until January 2021. She previously was Executive Vice President (April 2015 to November 2015) of NBCUniversal, serving as a strategist and key advisor to the CEO; Chairman of NBCUniversal News Group (July 2012 to April 2015); and Executive Vice President of NBCUniversal (January 2011 to July 2012) overseeing the operations and technical services, business strategy, human resources and legal functions. She was Executive Vice President of Administration at Time Warner Inc. (July 2001 to December 2010) overseeing philanthropy, corporate social responsibility, human resources, worldwide recruitment, employee development and growth, compensation and benefits, and security; Chief Executive Officer of WebMD Health Corp. (April 2000 to July 2001); and President of ABC Television Network (July 1998 to April 2000). Ms. Fili-Krushel has served as a director of Chipotle Mexican Grill, Inc. since March 2019 and served as a director of I2PO from July 2021 to July 2022.

Specific Experience, Qualifications, Attributes and Skills:
Ms. Fili-Krushel's background increases the breadth of experience of our Board as a result of her extensive executive experience overseeing the business strategy, philanthropy, corporate social responsibility, human resources, recruitment, employee growth and development, compensation and benefits, and legal functions, along with associated risks, at large public companies in the media industry. She also brings valuable oversight experience in diversity-related workplace matters from her positions at Coqual, as well as digital and e-commerce experience gained while serving as CEO of WebMD Health Corp. In addition, her understanding of consumer behavior based on her knowledge of viewership patterns and preferences provides a different perspective to our Board in understanding our customer base, and her other public company board experience brings additional perspective to our Board.



**TIMOTHY
I. MCGUIRE**

Age: 62
Director Since:
2018

Biography:
Mr. McGuire served as Chief Executive Officer of Mobile Service Center Canada, Ltd. (d/b/a Mobile Klinik, a business division of TELUS Corporation), a chain of professional smartphone repair stores, from October 2018 through August 2022, and as its Chairman of the Board from June 2017 to October 2018 and director from March 2017 to July 2020. He retired from McKinsey & Company, a worldwide management consulting firm, in August 2017 after serving as a leader of its global retail and consumer practice for almost 28 years, including leading the Americas retail practice for five years. While at McKinsey, Mr. McGuire led consulting efforts with major retail, telecommunications, consumer service, and marketing organizations in Canada, the United States, Latin America, Europe, and Australia. He also co-founded McKinsey Analytics, a global group of consultants bringing advanced analytics capabilities to clients to help make better business decisions. Mr. McGuire also held various positions with Procter & Gamble (1983 to 1989), including Marketing Director for the Canadian Food & Beverage division.

Specific Experience, Qualifications, Attributes and Skills:
Mr. McGuire brings over 30 years of valuable retail experience to our company, having served as Chief Executive Officer of Mobile Klinik for almost four years and as a leader of McKinsey's global retail and consumer practice for almost 28 years. He has expertise in strategy, new store/concept development, marketing and sales, operations, international expansion, big data and advanced analytics, as well as risk management experience. In addition, Mr. McGuire's focus while at McKinsey on use of advanced analytics in retail, developing and implementing growth strategies for consumer services, food, general-merchandise and multi-channel retailers, developing new retail formats, the application of lean operations techniques, the redesign of merchandise flows, supply-chain optimization efforts, and the redesign of purchasing and supplier-management approaches, brings extensive relevant perspectives to our Board as it seeks to consult and advise our CEO and to shape our corporate strategy.



**JEFFERY
C. OWEN**

Age: 53

Director Since:
2022

Biography:

Mr. Owen has served as our Chief Executive Officer and as a member of our Board since November 2022. He previously served as our Chief Operating Officer from August 2019 to November 2022. He returned to Dollar General in June 2015 as Executive Vice President of Store Operations, with over 21 years of previous employment experience with the Company, including Senior Vice President, Store Operations (August 2011 to July 2014); Vice President, Division Manager (March 2007 to July 2011); Retail Division Manager (November 2006 to March 2007); and various other operations roles of increasing importance and responsibility. He began his employment at Dollar General in December 1992. Mr. Owen served as a director of Kirkland's Inc. from March 2015 to September 2022.

Specific Experience, Qualifications, Attributes and Skills:

Mr. Owen has extensive retail experience, having served in roles of increasing responsibility with Dollar General for almost 30 years. He has extensive store operations and real estate experience and has led our global supply chain, merchandising and marketing functions since August 2019. Mr. Owen's previous experience serving on the board of another public retail company brings additional perspective and risk management experience to his leadership of Dollar General.



**DEBRA
A. SANDLER**

Age: 63

Director Since:
2020

Biography:

Ms. Sandler has served as President and Chief Executive Officer of La Grenade Group, LLC, a marketing consultancy that serves packaged goods companies operating in the health and wellness space, since September 2015. She also has served as Chief Executive Officer of Mavis Foods, LLC, a startup she founded that makes and sells Caribbean sauces and marinades, since April 2018. Ms. Sandler previously served seven years with Mars, Inc., including Chief Health and Wellbeing Officer (July 2014 to July 2015); President, Chocolate North America (April 2012 to July 2014); and Chief Consumer Officer, Chocolate (November 2009 to March 2012). She also held senior leadership positions with Johnson & Johnson from 1999 to 2009, where her last position was Worldwide President for McNeil Nutritionals LLC, a fully integrated business unit within the Johnson & Johnson Consumer Group of Companies. She began her career in 1985 with PepsiCo, Inc., where she served for 13 years in a variety of marketing positions of increasing responsibility. Ms. Sandler has served as a director of Keurig Dr Pepper Inc. since March 2021, Archer Daniels Midland Company since May 2016 and Gannett Co., Inc. since June 2015.

Specific Experience, Qualifications, Attributes and Skills:

Ms. Sandler has strong marketing and operating experience and a proven record of creating, building, enhancing, and leading well-known consumer brands as a result of the leadership positions she has held with Mars, Johnson & Johnson, and PepsiCo. These positions have required an extensive understanding of consumer behavior and the evolving retail environment. In addition, her launch of Mavis Foods has provided her with valuable e-commerce, strategic planning and financial experience, and her other public company board experience brings additional perspective to our Board.



**RALPH
E. SANTANA**
Age: 55
Director Since:
2018

Biography:

Mr. Santana has served as Chief Executive Officer of Recteq Grills, a pellet grill company, since June 2022. He previously served as Executive Vice President and Chief Marketing Officer of Harman International Industries, a wholly-owned subsidiary of Samsung Electronics Co., Ltd., from April 2013 until June 2022, with responsibility for Harman's worldwide marketing strategy and global design group, and as Senior Vice President and Chief Marketing Officer of Samsung Electronics North America (June 2010 to September 2012), where he was responsible for launching Samsung's U.S. e-commerce business. He also served 16 years at PepsiCo, Inc. (June 1994 to May 2010) in multiple international and domestic leadership roles in marketing, including Vice President of Marketing, North American Beverages, Pepsi-Cola, and held positions with its Frito-Lay's international and North America operations. Mr. Santana began his career at Beverage Marketing Corporation (July 1989 to June 1992) where he served as a beverage industry consultant designing market entry and expansion strategies.

Specific Experience, Qualifications, Attributes and Skills:

Mr. Santana has almost 30 years of marketing experience spanning multiple technology and food and beverage consumer packaged goods categories. His deep understanding of digital marketing and retail shopper marketing, particularly in the area of consumer packaged goods, and his extensive experience in shaping multi-cultural strategy, executing marketing programs, and making brands culturally relevant further enhances our Board's ability to provide oversight and thoughtful counsel to management in these important and evolving areas of our business. His previous and current executive positions also provide risk management experience.



**TODD
J. VASOS**
Age: 61
Director Since:
2015

Biography:

Mr. Vasos served as our Chief Executive Officer from June 2015 to November 2022 when he transitioned to Senior Advisor prior to retiring on April 2, 2023. He has served as a member of our Board since June 2015. He joined Dollar General in December 2008 as Executive Vice President, Division President and Chief Merchandising Officer and was promoted to Chief Operating Officer in November 2013 and to Chief Executive Officer in June 2015. Prior to joining Dollar General, Mr. Vasos served in executive positions with Longs Drug Stores Corporation for seven years, including Executive Vice President and Chief Operating Officer (February 2008 to November 2008) and Senior Vice President and Chief Merchandising Officer (2001 to 2008), where he was responsible for all pharmacy and front-end marketing, merchandising, procurement, supply chain, advertising, store development, store layout and space allocation, and the operation of three distribution centers. He also previously served in leadership positions at Phar-Mor Food and Drug Inc. and Eckerd Corporation. Mr. Vasos has served as a director of KeyCorp since July 2020.

Specific Experience, Qualifications, Attributes and Skills:

Mr. Vasos has extensive retail experience, including approximately 15 years with Dollar General. He has a thorough understanding of all key areas of our business, which is further bolstered by his former experience overseeing the merchandising, operations, marketing, advertising, global procurement, supply chain, store development, store layout and space allocation functions of other retail companies. In addition, Mr. Vasos's service in leadership and policy-making positions in the retail business has provided him with additional leadership and strategic planning skills that allow him to effectively oversee the direction of Dollar General and build consensus among Board members, and his other public company board experience brings additional perspective to our Board.

Can shareholders recommend or nominate directors?

Yes. Shareholders may recommend candidates to our Nominating Committee by providing the same information within the same deadlines required for nominating candidates pursuant to the advance notice provisions in our Bylaws. Pursuant to its Charter, our Nominating Committee is required to consider such candidates and to apply the same evaluation criteria to them as it applies to other director candidates. Shareholders also can go a step further and nominate directors for election by shareholders at an annual meeting by following the advance notice procedures in our Bylaws.

Whether recommending a candidate for our Nominating Committee's consideration or nominating a director for election by shareholders at an annual meeting, you must submit a written notice for receipt by our Corporate Secretary at the address and within the deadlines disclosed under "Shareholder Proposals for 2024 Annual Meeting." The notice must contain all information required by our Bylaws, including without limitation information about the shareholder proposing the nominee and about the nominee.

We also have a "proxy access" provision in our Bylaws which allows eligible shareholders to nominate candidates for election to our Board and include such candidates in our proxy statement and ballot subject to the terms, conditions, procedures and deadlines set forth in Article I, Section 12 of our Bylaws. Our proxy access bylaw provides that holders of at least 3% of our outstanding shares, held by up to 20 shareholders, holding the shares continuously for at least 3 years, can nominate up to 20% of our Board for election at an annual shareholders' meeting.

For more specific information regarding these deadlines in respect of the 2024 annual meeting of shareholders, see "Shareholder Proposals for 2024 Annual Meeting" below. You should consult our Bylaws, posted on the "Corporate Governance" section of our website located at https://investor.dollargeneral.com, for more detailed information regarding the processes summarized above. No shareholder nominees have been submitted for this year's annual meeting.

What if a nominee is unwilling or unable to serve?

That is not expected to occur. If it does, the persons designated as proxies on the proxy card will vote your proxy for a substitute designated by our Board of Directors or we may reduce the size of the Board.

Are there any family relationships between any of the directors, executive officers or nominees?

There are no family relationships between any of our directors, executive officers or nominees.

 **The Board of Directors unanimously recommends that shareholders vote FOR the election of each of the nominees named in this proposal.**

CORPORATE GOVERNANCE

What governance practices are in place to promote effective independent Board leadership?

Our Board of Directors has adopted a number of governance practices to promote effective independent Board leadership, such as:



Independent Board Chairman

Mr. Calbert, an independent director, serves as our Chairman of the Board. In this role, Mr. Calbert serves as a liaison between the Board and our CEO, approves Board meeting agendas, facilitates communication of annual evaluation feedback to the Board and to individual directors as further discussed below, and participates with the Compensation Committee in the annual CEO performance evaluation. This decision allows our CEO to focus his time and energy on managing our business, while our Chairman devotes his time and attention to matters of Board oversight and governance. Our Board, however, recognizes that no single leadership model is right for all companies and at all times, and the Board will review its leadership structure as appropriate to ensure it continues to be in the best interests of Dollar General and our shareholders.



Annual Evaluations and Board Succession Planning

Our Board of Directors, each standing committee, and each individual non-employee director are evaluated annually using written questionnaires and a process approved by the Nominating Committee. The Chairmen of the Board and the Nominating Committee discuss the results of the individual evaluations, as well as succession considerations, with each director. The Board and each committee review and discuss the results of the Board and applicable committee evaluations, all with the goal of enhancing effective Board leadership, effectiveness and oversight. These evaluations and discussions also help inform director re-nomination decisions and succession planning.



Annual CEO Performance Evaluations

The CEO is annually evaluated under the leadership of the Compensation Committee and the Chairman of the Board. All independent directors are invited to provide input into this discussion.



Regularly Scheduled Non-Management and Independent Director Sessions

Opportunity is available at each quarterly Board meeting for separate executive sessions of the non-management directors and of the independent directors. Mr. Calbert, as Chairman, presides over all executive sessions of the non-management and the independent directors.



Shareholder Engagement

To build and maintain relationships with shareholders and to ensure their perspectives are understood and considered by our Board of Directors, we conduct year-round outreach through our senior management, investor relations and legal teams. In 2022, we also continued to engage in focused shareholder engagement efforts regarding environmental, social and governance ("ESG") matters, inviting shareholders representing over 61% of our outstanding shares to discuss their perspectives on these matters. We ultimately held conversations with shareholders comprising over 52% of shares outstanding. Our Chairman of the Board led the engagement with shareholders representing over 24% of shares outstanding. For more information on our ESG-focused shareholder outreach efforts, please see "How does shareholder feedback affect decision-making, including decisions about the shareholder proposal approved at last year's annual meeting" below.

How does shareholder feedback affect decision-making, including decisions about the shareholder proposal approved at last year's annual meeting?

In response to the passage of a shareholder proposal at the 2022 annual shareholders' meeting, during our ESG-focused shareholder outreach meetings held in the fall of 2022 we solicited feedback with respect to the Board's proposed approach to political spending disclosure. As mentioned above, we reached out to shareholders representing more than 61% of shares outstanding and received input from shareholders representing more than 52% of shares outstanding.

The feedback that we received indicated significant support for the Board's proposed approach to substantially implement the shareholder proposal. This approach entails publicly reporting on an annual basis on any Company contributions or expenditures (1) directly made to influence the general public with respect to a referendum and (2) of greater than $10,000 directly made to entitles organized under Sections 527, 501(c)(4), or 501(c)(6) of the Internal Revenue Code, which may be used to (i) participate or intervene in any campaign on behalf of (or in opposition to) any candidate for public office or (ii) influence the general public in any campaign on behalf of (or in opposition to) any candidate for public office or with respect to an election or referendum. Our policy continues to prohibit contributions or expenditures directly made to participate or intervene in any campaign on behalf of (or in opposition to) any candidate for public office or to influence the general public with respect to the candidate for a specific election. We published our inaugural political spending report for 2022 in April 2023.

Other topics discussed during the ESG-focused shareholder outreach meetings generally centered on our CEO transition, our disclosures and efforts around environmental and social matters, including our efforts towards achieving our Scopes 1 and 2 greenhouse gas emissions reduction goals; the refreshment and composition of our Board of Directors, including the recent additions of Ms. Chadwick and Mr. Owen; and our executive compensation program. Feedback from these meetings was shared with our Board members to inform future decisions pertaining to these matters. In addition, the feedback helped to inform our inaugural political spending report, as discussed above, as well as decisions to align certain of our disclosures to the TCFD framework, to enhance disclosures related to cybersecurity and data privacy and employee safety and well-being, and to explore opportunities to advance a renewable energy strategy.

What is the Board's role in risk oversight?

Our Board of Directors and its three standing committees, the Audit Committee, the Compensation Committee and the Nominating Committee, have an important role in our risk oversight process. The entire Board is regularly informed about risks through the committee reporting process, as well as through special reports and updates from management and advisors. This enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships. The Board believes this division of risk management responsibilities effectively addresses the material risks facing Dollar General. The Board further believes that our leadership structure, described above, supports the risk oversight function of the Board as it allows our independent directors, through independent Board committees and executive sessions of independent directors, to exercise effective oversight of management's actions in identifying risks and implementing effective risk management policies and controls.

Strategic Planning Risk Oversight. Our company's strategy is firmly rooted in our long-standing mission of Serving Others, as we consistently strive to improve our performance while retaining our customer-centric focus. The Board actively oversees our corporate strategy and related risks through both annual strategic planning meetings and discussions and reports on the status of and risks to our strategic initiatives at quarterly meetings.

Enterprise Risk Oversight. We identify and manage our key risks using our enterprise risk management program. This framework evaluates significant internal and external business, financial, legal, reputational, ESG and other risks, identifies mitigation strategies, and assesses any residual risk. The program employs interviews with various levels of management and our Board and reviews of strategic initiatives, recent or potential legislative or regulatory changes, certain internal metrics and other information. The Audit Committee oversees our enterprise risk management program, discussing with management the process by which risk assessment and risk management is undertaken and our major financial and other risk exposures, including without limitation those relating to information systems, information security, data privacy and business continuity, and the steps management has taken to monitor and control such exposures. The Audit Committee reviews enterprise risk evaluation results at least annually and high residual risk categories, along with their mitigation strategies, quarterly. In addition, as part of its regular review of progress versus the strategic plan, our Board reviews related material risks as appropriate. Our General Counsel also periodically provides information to the Board regarding our insurance coverage and programs as well as litigation and other legal risks.

Cybersecurity Risk Oversight. In addition to consideration as part of the enterprise risk management program, cybersecurity risk is further evaluated through various internal and external audits and assessments designed to validate the effectiveness of our controls for managing the security of our information assets. Management develops action plans to address select identified opportunities for improvement, and the Audit Committee quarterly reviews reports and metrics, including a dashboard, pertaining to cybersecurity risks and mitigation efforts with our Chief Information Officer and our Chief Information Security Officer to help the Audit Committee understand and evaluate current risks, monitor trends, and track our progress against specific metrics. The Audit Committee also has the responsibility to review with management and the outside auditor any unauthorized access to information technology systems that could have an effect on the Company's financial statements. Further, the Audit Committee receives quarterly updates regarding our business continuity and IT disaster recovery plan.

The Audit Committee has undertaken cybersecurity education to assist members in overseeing related risks. Such activities included a cyber threat intelligence update focusing on the global impact of ransomware on the retail sector and trends in retail sector compromises; the state of cybersecurity regulation; an overview of methods to perform cyber risk quantification; an update on the evolving retail landscape's impact on cyber risk to retail organizations; and an overview of Company-specific cyber-related risks considerations.

Human Capital Management/Diversity and Inclusion Oversight. Our Board of Directors has delegated oversight of significant matters pertaining to our human capital management strategy to the Compensation Committee, including diversity and inclusion; recruitment, retention and engagement of employees; our executive compensation program; and the overall compensation philosophy and principles for the general employee population. As part of this oversight, each quarter the Compensation Committee reviews metrics pertaining to recruitment, retention, engagement and diversity and inclusion efforts and results with the Chief People Officer. However, our Board retains direct oversight of certain human capital management areas, including annual discussions of management succession planning with the Chief Executive Officer and the Chief People Officer, review of significant employee-related litigation and legal matters at least quarterly with our General Counsel, and discussions of various human capital matters with the Chief Executive Officer.

Governance, Corporate Social Responsibility and Sustainability Risk Oversight. In addition to consideration of ESG as part of the enterprise risk management program, our Board of Directors has delegated oversight of corporate governance issues, including significant corporate social responsibility and sustainability matters (to the extent not overseen by the full Board or other committee), to the Nominating Committee. Such matters may include significant issues relating to the environment, human rights, labor, health and safety, supply chain, community and governmental relations, charitable contributions, political contributions (if any), and similar matters. As part of this oversight, the Nominating Committee: reviews our sustainability disclosures and practices, including climate-related disclosures, practices, strategy and goals/targets; oversees our ESG-related shareholder outreach program and shareholder proposals; receives regular reports on ESG engagements with and viewpoints provided by shareholders; and reviews detailed information regarding corporate governance trends and practices, which informs recommendations to the Board. Some recent examples of changes recommended by the Nominating Committee as a result of the governance practices reviews include: the implementation in 2021 of the right of shareholders meeting certain requirements to request special meetings of shareholders; the removal of the supermajority voting provisions from our Charter and Bylaws in 2020; and the implementation of proxy access in 2017.

What other functions are performed by the Board's Committees?

The functions of the Board's three standing committees are described in applicable Board-adopted written charters available on the "Corporate Governance" section of our website located at https://investor.dollargeneral.com and are summarized below along with each committee's current membership. In addition to the functions outlined below, each committee performs an annual self-evaluation, periodically reviews and reassesses its charter, evaluates and makes recommendations concerning shareholder proposals that are within the committee's expertise, and performs the risk oversight roles outlined above.

Name of Committee & Members	Committee Functions
AUDIT: Mr. Rhodes, Chairperson Mr. Bryant Ms. Chadwick Ms. Sandler	• Selects the independent auditor and periodically considers the advisability of audit firm rotation • Annually evaluates the independent auditor's qualifications, performance and independence, as well as the lead audit partner, and reviews the annual report on the independent auditor's internal quality control procedures and any material issues raised by its most recent review of internal quality controls • Pre-approves audit engagement fees and terms and all permitted non-audit services and fees, and discusses the audit scope and any audit problems or difficulties • Sets policies regarding the hiring of current and former employees of the independent auditor • Discusses the annual audited and quarterly unaudited financial statements with management and the independent auditor • Reviews CEO/CFO disclosures regarding any significant deficiencies or material weaknesses in our internal control over financial reporting, and establishes procedures for receipt, retention and treatment of complaints regarding accounting or internal controls • Discusses the types of information to be disclosed in earnings press releases and provided to analysts and rating agencies • Oversees our enterprise risk management program, including reports and metrics pertaining to cybersecurity risks • Reviews internal audit activities, projects and budget • Review and oversees reportable related party transactions (unless a particular transaction is within the purview of another committee) to ensure they are not inconsistent with the interests of the Company and our shareholders • Discusses with our general counsel legal matters having an impact on financial statements • Furnishes the committee report required in our proxy statement
COMPENSATION: Ms. Fili-Krushel, Chairperson Mr. Bryant Mr. McGuire	• Oversees significant matters pertaining to human capital management strategy, including diversity and inclusion and recruitment, retention and engagement of employees • Reviews and approves corporate goals and objectives relevant to CEO compensation • Determines executive officer compensation (with an opportunity for the independent directors to ratify CEO compensation) and recommends Board compensation for Board approval • Oversees overall compensation philosophy and principles for the general employee population • Establishes short-term and long-term incentive compensation programs for senior officers and approves all equity awards • Oversees share ownership guidelines and holding requirements for Board members and senior officers • Oversees the performance evaluation process for senior officers • Reviews and discusses disclosure regarding executive compensation, including Compensation Discussion and Analysis and compensation tables (in addition to preparing the report on executive compensation for our proxy statement) • Selects and determines fees and scope of work of its compensation consultant • Oversees and evaluates the independence of its compensation consultant and other advisors

Name of Committee & Members	Committee Functions
NOMINATING, GOVERNANCE AND CORPORATE RESPONSIBILITY: Ms. Sandler, Chairperson Ms. Fili-Krushel Mr. Santana	• Develops and recommends criteria for selecting new directors • Screens and recommends to our Board individuals qualified to serve on our Board • Recommends Board committee structure and membership • Recommends persons to fill Board and committee vacancies • Develops and recommends Corporate Governance Guidelines and corporate governance practices and oversees corporate governance issues, including the ESG-related shareholder engagement program • Oversees the process governing annual Board, committee and director evaluations • Oversees management's efforts pertaining to significant corporate social responsibility and sustainability matters, which may include issues relating to the environment, human rights, labor, health and safety, supply chain, community and governmental relations, charitable and political contributions, and similar matters • Evaluates ESG-related shareholder proposals unless within the subject matter jurisdiction or expertise of another independent Board committee • Evaluates the appropriateness of a director's continued Board and committee membership in light of any changed circumstances that could affect the director's independence, qualifications or availability • Considers requests by directors and executive officers to serve on the board of directors of a for-profit company, taking into account among other factors the overboarding policy set forth in our Corporate Governance Guidelines

Does an audit committee financial expert serve on the Audit Committee?

Yes. Our Board of Directors has determined that Messrs. Rhodes and Bryant and Mss. Chadwick and Sandler are audit committee financial experts who are independent as defined in New York Stock Exchange ("NYSE") listing standards and in our Corporate Governance Guidelines.

How often did the Board and its committees meet in 2022?

During 2022, our Board of Directors, Audit Committee, Compensation Committee and Nominating Committee met 7, 4, 7 and 5 times, respectively. Each incumbent director attended at least 75% of the total of all meetings of the Board and committees on which he or she served which were held during the period for which he or she was a director and a member of each applicable committee.

What is Dollar General's policy regarding Board member attendance at the annual meeting?

Our Board of Directors has adopted a policy that all directors should attend annual shareholders' meetings unless attendance is not feasible due to unavoidable circumstances. With the exception of Mr. Calbert, all persons serving as Board members at the time of the 2022 annual shareholders' meeting attended the meeting in person. Mr. Calbert was unable to attend the meeting in person due to unavoidable circumstances but joined the meeting via Microsoft Teams.

Does Dollar General have a management succession plan?

Yes. Our Board of Directors ensures that a formalized process governs long-term management development and succession. Our comprehensive program encompasses not only our CEO and other executive officers but all employees through the front-line supervisory level. The program focuses on key succession elements, including identification of potential successors for positions where internal succession is appropriate, assessment of each potential successor's level of readiness, diversity considerations, and preparation of individual growth and development plans. Our long-term business strategy is also considered with respect to CEO succession planning. Our Board formally reviews our succession plan for officers, as well as other notable talent, at least annually. In addition, we maintain and review with the Board periodically a confidential procedure for the timely and efficient transfer of the CEO's responsibilities in the event of an emergency or his sudden incapacitation or departure.

Are there share ownership guidelines and holding requirements for Board members and senior officers?

Yes. Details of our share ownership guidelines and holding requirements for Board members and senior officers are included in our Corporate Governance Guidelines. See "Compensation Discussion and Analysis" and "Director Compensation" for more information on these guidelines and holding requirements. The Compensation Committee establishes the related administrative details.

Are any directors or officers involved in litigation with Dollar General?

On January 20, 2023, a lawsuit entitled *Brent Conforti, et al. v. Jeffrey C. Owen, et al.* was filed in the United States District Court for the Middle District of Tennessee (Case No. 3:23-CV-00059) ("*Conforti*") in which the plaintiff shareholder, purportedly on behalf and for the benefit of Dollar General, alleges that each of our directors violated their fiduciary duties by failing to implement and maintain a system of controls regarding our workplace safety practices. The plaintiff also alleges corporate waste and, as to our former CEO, Mr. Vasos, unjust enrichment. On February 13, 2023, the plaintiff amended the complaint to add breach of fiduciary duty allegations against Messrs. Owen, Vasos, Garratt and Wenkoff and Ms. R. Taylor, as well as certain other of our officers, including Steve Sunderland and Anita Elliott, and to expand the unjust enrichment claim to include all individual director and officer defendants (the "Individual Defendants"). The plaintiff seeks both non-monetary and monetary relief for the benefit of the Company. The Company and the Individual Defendants intend to seek dismissal of the *Conforti* action.

How can I communicate with the Board of Directors?

We describe our Board-approved process for security holders and other interested parties to contact the entire Board, a particular director, or the non-management directors or independent directors as a group on the "Corporate Governance" section of our website located at https://investor.dollargeneral.com.

Where can I find more information about Dollar General's governance practices?

Our governance-related information is posted on the "Corporate Governance" section of our website located at https://investor.dollargeneral.com, including our Corporate Governance Guidelines, Code of Business Conduct and Ethics, the charter of each of the Audit Committee, the Compensation Committee and the Nominating Committee, and the name(s) of the person(s) chosen to lead the executive sessions of the non-management directors and of the independent directors. This information is available in print to any shareholder who sends a written request to: Investor Relations, Dollar General Corporation, 100 Mission Ridge, Goodlettsville, Tennessee 37072.

DIRECTOR COMPENSATION

Our director compensation program is designed to fairly pay directors for their time and efforts and to align their interests with the long-term interests of our shareholders. At least once every two years, the Compensation Committee reviews with its independent compensation consultant, Pearl Meyer, the form and amount of director compensation in light of these goals and makes related recommendations to the Board of Directors. The Committee considers peer group market data as the primary market reference point, survey data of general industry companies with revenues greater than $10 billion for a general understanding of compensation practices in the broader market context, and directional recommendations for potential changes to the program in order to preserve competitiveness of the program, all as presented by Pearl Meyer. More information about our peer group and the Pearl Meyer engagement can be found under "Use of Market Data" and "Use of Outside Advisors," respectively, in "Compensation Discussion and Analysis." The Committee has the authority to delegate any of its responsibilities to one or more subcommittees as the Committee may deem appropriate to the extent allowed by applicable law and the NYSE.

Management serves in an administrative and support role for the Compensation Committee and Pearl Meyer, conducting research, compiling data, providing necessary Company-specific information, or otherwise assisting as requested. The Committee also may seek management's viewpoint on Pearl Meyer's analysis and recommendations.

The following table and text summarize the compensation earned by or paid to each person who served as a non-employee member of our Board of Directors during all or part of 2022. Messrs. Vasos and Owen, whose executive compensation is discussed under "Executive Compensation" below, were not separately compensated for service on the Board. We have omitted the columns pertaining to "Non-Equity Incentive Plan Compensation" and "Change in Pension Value and Nonqualified Deferred Compensation Earnings" because they are inapplicable.

Fiscal 2022 Director Compensation

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Warren F. Bryant	95,000	142,848	—	1,635	239,483
Michael M. Calbert	112,500	326,310	—	19,079	457,889
Ana M. Chadwick	47,500	174,063	—	774	222,337
Patricia D. Fili-Krushel	115,000	142,848	—	1,635	259,483
Timothy I. McGuire	95,000	142,848	—	1,635	239,483
William C. Rhodes, III	120,000	142,848	—	1,635	264,483
Debra A. Sandler	95,000	142,848	—	1,635	239,483
Ralph E. Santana	95,000	142,848	—	1,635	239,483

(1) In addition to the annual Board retainer, Messrs. Calbert and Rhodes and Ms. Fili-Krushel earned annual retainers for service as committee chairpersons during fiscal 2022.

(2) Represents the grant date fair value of restricted stock units ("RSUs") awarded to Mr. Calbert on January 31, 2022 ($183,462) for his annual Chairman of the Board retainer, as well as to each director listed in the table above (including Mr. Calbert) other than Ms. Chadwick on May 24, 2022 ($142,848) and to Ms. Chadwick on August 23, 2022 ($174,063) for annual awards, in each case computed in accordance with FASB ASC Topic 718. Information regarding assumptions made in the valuation of these awards is included in Note 9 of the annual consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended February 3, 2023, filed with the SEC on March 24, 2023 (our "2022 Form 10-K"). As of February 3, 2023, each of the persons listed in the table above had the following total unvested RSUs outstanding (including additional unvested RSUs credited as a result of dividend equivalents earned with respect to such RSUs): each of Messrs. Bryant, Calbert, McGuire, Rhodes and Santana and Mss. Fili-Krushel and Sandler (734); and Ms. Chadwick (706).

(3) The Board eliminated the use of stock option awards as part of director compensation beginning in fiscal 2015. As of February 3, 2023, none of the persons listed in the table above had unexercised stock options outstanding (whether or not then exercisable) except for Mr. Calbert who had 8,833 stock options outstanding.

(4) Represents the dollar value of dividend equivalents paid, accumulated or credited on unvested RSUs and, for Mr. Calbert, $15,502 which is the aggregate incremental cost of providing perquisites and personal benefits related to personal travel expenses and to miscellaneous gifts for attendance at various Dollar General events. Except for Mr. Calbert, perquisites and personal benefits, if any, totaled less than $10,000 per director and therefore are not included in the table.

Each non-employee director receives payment (prorated as applicable) for a fiscal year in quarterly installments of the following cash compensation, as applicable, along with an annual award of RSUs issued pursuant to our 2021 Stock Incentive Plan, payable in shares of our common stock, having the estimated value listed below:

Fiscal Year	Board Retainer ($)	Audit Committee Chairperson Retainer ($)	Compensation Committee Chairperson Retainer ($)	Nominating Committee Chairperson Retainer ($)	Estimated Value of Equity Award ($)
2022	95,000	25,000	20,000	17,500	175,000[1]

(1) For annual equity awards to be granted in fiscal 2023, the estimated value has been increased to $190,000 as a result of the Committee's review of market data and the recommendations of the Committee's compensation consultant in order to preserve competitiveness of the non-employee director compensation program versus the peer group and to further align non-employee director pay with Dollar General's performance.

The RSUs are awarded annually to each non-employee director who is elected or re-elected at the annual shareholders' meeting and to any new non-employee director appointed thereafter but before February 1 of a given year. The RSUs are scheduled to vest on the first anniversary of the grant date subject to certain accelerated vesting conditions. Directors generally may defer receipt of shares underlying the RSUs.

In addition to the fees outlined above, the Chairman of the Board receives an annual retainer delivered in the form of RSUs, payable in shares of our common stock and scheduled to vest on the first anniversary of the grant date, subject to certain accelerated vesting conditions, having an estimated value of $200,000.

The forms and amounts of director compensation as outlined above were recommended by the Compensation Committee and approved by the Board after taking into account market data, recommendations of the Committee's compensation consultant, Pearl Meyer, and, for the additional equity award to the Chairman of the Board, his further responsibilities to the Company.

Up to 100% of cash fees earned for Board services in a fiscal year generally may be deferred under the Non-Employee Director Deferred Compensation Plan. Benefits are payable upon separation from service in the form, as elected by the director at the time of deferral, of a lump sum distribution or monthly payments for 5, 10 or 15 years. Participating directors can direct the

hypothetical investment of deferred fees into funds identical to those offered in our 401(k) Plan and will be credited with the deemed investment gains and losses. The amount of the benefit will vary depending on the fees the director has deferred and the deemed investment gains and losses. Benefits upon death are payable to the director's named beneficiary in a lump sum. In the event of a director's disability (as defined in the Non-Employee Director Deferred Compensation Plan), the unpaid benefit will be paid in a lump sum. Participant deferrals are not contributed to a trust, and all benefits are paid from Dollar General's general assets.

Our non-employee directors are subject to share ownership guidelines, expressed as a multiple of the annual cash retainer payable for service on our Board (exclusive of additional amounts paid to each Committee chairperson), and holding requirements. The current ownership guideline is five times and should be acquired within five years of election to the Board. When the ownership guideline is increased, incumbent non-employee directors are allowed an additional year to acquire the incremental multiple. Each non-employee director is required to retain ownership of 100% of all net after-tax shares granted by Dollar General until reaching the share ownership target. As of February 3, 2023, each of our non-employee directors was in compliance with our share ownership and holding requirement policy either because he or she met the guideline or was within the allotted grace period.

DIRECTOR INDEPENDENCE

Is Dollar General subject to the NYSE governance rules regarding director independence?

Yes. A majority of our directors must satisfy the independence requirements outlined in the NYSE listing standards. All members of the Audit Committee, the Compensation Committee and the Nominating Committee also must be independent to comply with NYSE listing standards and, in the case of the Audit Committee, with SEC rules. The NYSE listing standards define specific relationships that disqualify directors from being independent and further require that the Board of Directors affirmatively determine that a director has no material relationship with Dollar General in order to be considered "independent." The SEC's rules and NYSE listing standards contain separate definitions of independence for members of audit committees and compensation committees, respectively.

How does the Board of Directors determine director independence?

Our Board of Directors determines the independence of each director and director nominee using guidelines it has adopted, which include all elements of independence in the NYSE listing standards and SEC rules as well as certain Board-adopted categorical independence standards. These guidelines are detailed within our Corporate Governance Guidelines posted on the "Corporate Governance" section of our website located at https://investor.dollargeneral.com.

The Board first considers whether any director or nominee has a relationship covered by the NYSE listing standards that would prohibit an independence finding for Board or committee purposes. The Board then analyzes any relationship of the remaining eligible directors and nominees with Dollar General or our management that falls outside the parameters of the Board's separately adopted categorical independence standards to determine if that relationship is material. The Board may determine that a person who has a relationship outside such parameters is nonetheless independent because the relationship is not considered to be material. Any director who has a material relationship with Dollar General or its management is not considered to be independent. Absent special circumstances, the Board does not consider or analyze any relationship that management has determined falls within the parameters of the Board's separately adopted categorical independence standards.

Are all of the directors and nominees independent?

Messrs. Owen and Vasos, as a current and former member of management, respectively, are not independent directors under NYSE listing standards. Our Board of Directors has affirmatively determined that each of our remaining directors, Messrs. Bryant, Calbert, McGuire, Rhodes and Santana and Mss. Chadwick, Fili-Krushel and Sandler, is independent under both the NYSE listing standards and our additional independence standards. Any relationship between an independent director and Dollar General or our management fell within the Board-adopted categorical standards and, accordingly, was not reviewed or considered by the Board in making independence decisions. There is no person currently serving or who served in 2022 on the Audit Committee, the Compensation Committee or the Nominating Committee that does or did not meet, as applicable, the NYSE independence requirements for membership on those committees, our additional standards and, as to the Audit Committee, SEC rules.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

Does the Board of Directors have a related-party transactions approval policy?

Yes. Our Board of Directors has adopted a written policy for the review, approval or ratification of "related party transactions." For purposes of this policy, a "related party" includes our directors, director nominees, executive officers and greater than 5% shareholders, and any of their immediate family members, and a "transaction" includes one or a series of similar financial or other transactions, arrangements or relationships in which (1) Dollar General or one of our subsidiaries is a participant; (2) a related party has a direct or indirect material interest; and (3) the total amount may exceed $120,000 and is required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as determined by our Law Department.

The policy requires that a designated Board committee review in advance and oversee related party transactions for potential conflicts of interest and prohibit the transaction if it determines the transaction is inconsistent with the interests of Dollar General and our shareholders. The Audit Committee is the designated committee for related party transactions except for compensatory transactions, which the Compensation Committee will review and oversee, and charitable donations or payments to an industry group, which the Nominating Committee will oversee. The related party may not participate in the review or approval of the related party transaction.

In determining whether a related party transaction should be approved or prohibited, the policy directs the designated committee to consider all relevant facts and circumstances, which may include among other factors whether:

- the terms of the transaction are fair to Dollar General and on the same basis as if the transaction had occurred on an arm's-length basis;

- there are any compelling business reasons for Dollar General to enter into the transaction, and the nature of alternative transactions, if any; and

- the transaction would present an improper conflict of interest for any of our Board members or executive officers.

If approved, the designated committee will review each ongoing related party transaction at least annually to determine whether it should be allowed to continue.

If a related party transaction is inadvertently entered into without the required prior approval, including without limitation if a related party's interest arises only after the commencement of an ongoing transaction, the designated committee will review the transaction as soon as is reasonably practicable and determine whether to ratify or prohibit the transaction, taking into consideration all relevant facts and circumstances, which may include among other factors those outlined above, the reason the policy was not followed and whether subsequent ratification would be detrimental to Dollar General.

In determining whether a transaction meets the definition of a related party transaction under the policy, the policy directs the Law Department to evaluate all relevant facts and circumstances, but provides that a related party's interest in the following transactions generally would not be considered material, although the transaction amounts listed are not intended to imply that transaction amounts in excess of such amounts are presumed to be material:

- transactions involving a total amount that does not exceed the greater of $1 million or 2% of an entity's annual consolidated revenues (total consolidated assets in the case of a lender) if no related party who is an individual participates in providing the services or goods to, or negotiations with, us on the other entity's behalf or receives special compensation or benefit as a result; or

- payments to a charitable organization, foundation or university if the total amount does not exceed 2% of the recipient's total annual receipts and no related party who is an individual participates in the payment decision or receives any special compensation or benefit as a result.

What related party transactions existed in 2022 or are planned for 2023?

There are no transactions that have occurred since the beginning of 2022, or any currently proposed transactions, that involve Dollar General and exceed $120,000 and in which a related party had or has a direct or indirect material interest.

EXECUTIVE COMPENSATION

This section provides details of fiscal 2022 compensation for our named executive officers: Jeffery C. Owen, Chief Executive Officer; Todd J. Vasos, Former Chief Executive Officer and Senior Advisor; John W. Garratt, President and Chief Financial Officer; Emily C. Taylor, Executive Vice President and Chief Merchandising Officer; Rhonda M. Taylor, Executive Vice President and General Counsel; and Carman R. Wenkoff, Executive Vice President and Chief Information Officer.

Compensation Discussion and Analysis

Overview

Our executive compensation program is designed to serve the long-term interests of our shareholders. To deliver superior shareholder returns, we believe it is critical to offer a competitive compensation package that will attract, retain, and motivate experienced executives with the requisite expertise. Our program is designed to pay for performance by effectively balancing short-term and long-term incentives based on achievement of our annual and long-term business objectives, as well as to maintain our competitive position in the market in which we compete for executive talent.

Compensation Best Practices

We strive to align our executives' interests with those of our shareholders and to follow sound corporate governance practices.

Compensation Practice	Dollar General Policy
Pay for performance	A significant portion of compensation, including our annual Teamshare cash bonus incentive and our equity incentive compensation, is either performance-based, linked to changes in our stock price, or both.
Robust share ownership guidelines and holding requirements	Our share ownership guidelines and holding requirements create further alignment with shareholders' long-term interests. See "Share Ownership Guidelines and Holding Requirements."
Clawback policy	Our annual performance share unit ("PSU") equity awards and the annual Teamshare cash bonus program allow for the clawback of performance-based incentive compensation paid or awarded to a named executive officer in the case of a material financial restatement resulting from fraud or intentional misconduct on the part of the executive officer.
Hedging, pledging and margin prohibitions	Our policy prohibits executive officers and Board members (and certain of their family members, entities and trusts) from hedging against any decrease in the market value of Dollar General equity securities awarded by our company and held by them, and from pledging as collateral or holding in a margin account any securities issued by Dollar General. See "Hedging and Pledging Policies."
No excise tax gross-ups and minimal income tax gross-ups	We do not provide tax gross-up payments to named executive officers other than on relocation-related items.
Double-trigger provisions	All equity awards granted to named executive officers include a "double-trigger" vesting provision upon a change in control.
No repricing or cash buyout of underwater stock options without shareholder approval	Our equity incentive plans prohibit repricing underwater stock options, reducing the exercise price of stock options or replacing awards with cash or another award type, without shareholder approval.
Annual compensation risk assessment	At least annually, our Compensation Committee assesses the risk of our compensation program.

Pay for Performance

Consistent with our philosophy, and as illustrated to the right, a significant portion of annualized total target compensation for our named executive officers in 2022 was variable/at-risk as a result of being either performance-based, linked to changes in our stock price, or both.

In addition, the following financial performance was achieved in accordance with our short-term and long-term incentive plans:

- **Teamshare Bonus Program**
  We achieved 2022 adjusted EBIT (as defined and calculated for purposes of the 2022 Teamshare bonus program) of $3.905 billion, or 107.0% of the adjusted EBIT target, which, after applying negative discretion as allowed by the Teamshare program, resulted in a 2022 Teamshare payout to each named executive officer of 120.0% of his or her target Teamshare bonus percentage opportunity (see "Use of Performance Evaluations" and "Short-Term Cash Incentive Plan").

- **Performance Share Units**
  The portion of the awards granted in March 2022 subject to 2022 adjusted EBITDA performance was earned at 153.8% of target, based on achieving adjusted EBITDA of $4.622 billion, or 105.4% of the adjusted EBITDA target, and the portion of the awards granted in March 2020 subject to 2020-2022 adjusted ROIC performance was earned at the maximum of 300.0% of target based on achieving adjusted ROIC of 25.78%, or 121.4% of the adjusted ROIC three-year 2020-2022 target (which is greater than the maximum achievement level of 104.7%), in each case as defined and calculated in the PSU award agreements (see "Long-Term Equity Incentive Program").



CEO
(Averaged Owen and Vasos)

STI **14%**
Salary **10%**
90% VARIABLE/ AT-RISK
LTI **76%**



OTHER NEOs
(Averaged)

STI **18%**
Salary **22%**
78% VARIABLE/ AT-RISK
LTI **60%**

● LTI — Long-Term Equity Incentive
(stock options and performance share units)

● STI — Short-Term Cash Incentive
(Teamshare bonus program)

Significant Compensation Actions—CEO Transition

Mr. Owen was promoted to CEO, effective November 1, 2022. In connection with his promotion, Mr. Owen's base salary increased to $1,125,000, his target-short term incentive bonus opportunity increased to 150% of his base salary (prorated for the portion of 2022 that he served as CEO), and he received an equity award with a grant date value of approximately $6.0 million delivered in the form of non-qualified stock options, all effective November 1, 2022. See "2022 Compensation Generally—Compensation Decisions Related to Mr. Owen's Promotion to CEO."

Additionally, effective November 1, 2022, Mr. Vasos transitioned from CEO to Senior Advisor through April 1, 2023. In connection with this transition, we and Mr. Vasos entered into an amendment to his existing employment agreement, effective November 1, 2022, providing that his target short-term incentive bonus opportunity for the 2022 Teamshare bonus program would remain 150% and he would not be eligible to receive a 2023 annual equity award. See "Employment Agreements—Mr. Vasos's Employment Agreement Amendment."

Shareholder Response

The most recent shareholder advisory vote on our named executive officer compensation was held on May 25, 2022. Excluding abstentions and broker non-votes, 88.4% of total votes were cast in support of the program. We view this outcome as supportive of our compensation policies and practices. In addition, we engaged with a majority of our shareholders regarding various ESG matters, including executive compensation matters, in the fall of 2022 as discussed in the "Corporate Governance" section of this proxy statement, and the feedback we received was substantially positive and supportive of our program. Accordingly, the Committee determined to not make any changes to the program's structure in 2023, believing such structure continues to serve the Company and its shareholders well. Nonetheless, because market practices and our business needs continue to evolve, we will continue to consistently evaluate our program, including shareholder feedback, and make changes when warranted.

At our annual meeting of shareholders held on May 31, 2017, our shareholders expressed a preference that advisory votes on executive compensation occur every year. Consistent with this preference, our Board of Directors implemented an annual advisory vote on executive compensation until the next advisory vote on the frequency of shareholder votes on executive compensation, which will occur at the 2023 annual meeting. The timing of the next advisory vote on executive compensation will depend upon the Board's decision after considering the results of the say on pay frequency vote discussed in Proposal 3 below.

Philosophy and Objectives

We strive to attract, retain, and motivate executives with superior ability, to reward outstanding performance, and to align the long-term interests of our named executive officers with those of our shareholders. The material compensation principles applicable to the compensation of our named executive officers are outlined below:

- In determining total compensation, we consider a reasonable range of the median of total compensation of comparable positions at companies within our peer group, while accounting for distinct circumstances not reflected in the market data such as unique job descriptions as well as our particular niche in the retail sector and the impact that a particular officer may have on our ability to meet business objectives. For competitive or other reasons, our levels of total compensation or any component of compensation may exceed or be below the median range of our peer group.

- We set base salaries to reflect the responsibilities, experience, performance, and contributions of the named executive officers, while also considering market salaries for comparable positions and our desired balance between base salary and incentive compensation.

- We reward named executive officers who enhance our performance by linking cash and equity incentives to the achievement of our financial goals.

- We promote share ownership to align the interests of our named executive officers with those of our shareholders.

- In approving compensation arrangements, we may consider recent compensation history, including special or unusual compensation payments.

Oversight and Process

Oversight

The Compensation Committee of our Board of Directors, or a subcommittee thereof if required for tax or other reasons, in each case consisting entirely of independent directors, determines and approves the compensation of our named executive officers. Throughout this "Compensation Discussion and Analysis," the use of the term Compensation Committee (or Committee) means either the entire committee or a subcommittee thereof if required for tax or other reasons, as applicable. The independent members of our Board are provided the opportunity to ratify the Committee's determinations pertaining to the level of CEO compensation.

Use of Outside Advisors

The Compensation Committee has selected Pearl Meyer to serve as its compensation consultant and has determined that Pearl Meyer is independent and that its work has not raised any conflicts of interest. When requested by the Committee, a Pearl Meyer representative attends Committee meetings and participates in private sessions with the Committee, and Committee members are free to consult directly with Pearl Meyer as desired.

The Committee (or its Chairperson) determines the scope of Pearl Meyer's services and has approved a written agreement that details the terms under which Pearl Meyer will provide independent advice to the Committee. The approved scope of Pearl Meyer's work generally includes the performance of analyses and provision of independent advice related to our executive and non-employee director compensation programs and related matters in support of the Committee's decisions, and more specifically includes performing preparation work associated with Committee meetings, providing advice in areas such as compensation philosophy, compensation risk assessment, peer group, incentive plan design, executive compensation disclosure, excise tax calculations upon change in control, emerging best practices and changes in the regulatory environment, and providing competitive market studies. Pearl Meyer, along with management, also prepares market data for consideration by the Committee in making decisions on items such as base salary, the Teamshare bonus program, and the long-term incentive program.

Management's Role

Our executive management team prepares and recommends our annual financial plan to our Board of Directors for approval and establishes a 3-year financial plan. The financial performance targets used in our incentive compensation programs are the same as those in such financial plans and are approved by our Compensation Committee. Our CEO and our Chief People Officer, as well as non-executive members of the human resources group, provide assistance to the Committee and Pearl Meyer regarding executive compensation matters, including conducting research, compiling data and/or making recommendations regarding compensation amount, compensation mix, incentive program structure alternatives, and compensation-related governance practices, as well as providing information to and coordinating with Pearl Meyer as requested. Additionally, our General Counsel may provide legal advice to the Committee regarding executive compensation and related governance and legal matters and contractual arrangements from time to time. Although these recommendations may impact each of such officers' compensation to the extent they participate in the plans and programs, none of such officers make recommendations to the Committee regarding their specific compensation. For the role of management in named executive officers' performance evaluations, see "Use of Performance Evaluations" below. Although the Committee values and solicits management's input, it retains and exercises sole authority to make decisions regarding named executive officer compensation.

Use of Performance Evaluations

Each member of the Board of Directors is asked to provide feedback to the Chairman of the Board regarding the CEO's overall performance. The Chairman of the Board shares such information with the Compensation Committee. The Compensation Committee, together with the Chairman of the Board, assesses the performance of the CEO, and the CEO evaluates and reports to the Committee on the performance of each of the other named executive officers, in each case versus previously established goals. The Committee also has the opportunity to provide input into each named executive officer's performance evaluation. These evaluations are subjective; no objective criteria or relative weighting is assigned to any individual goal or factor.

Performance ratings serve as an eligibility threshold for annual base salary increases and may directly impact the amount of such increases. The Committee starts with the percentage base salary increase that equals the overall budgeted increase for our U.S.-based employee population and approves differing merit increases to base salary based upon each named executive officer's individual performance rating. The Committee then considers whether additional adjustments are necessary to reflect performance, responsibilities, qualifications, or experience; to bring pay within a reasonable range of the peer group; to reflect a change in role or duties; to achieve a better balance between base salary and incentive compensation; to more appropriately align relative pay position among internal peers; or for other reasons the Committee believes justify a variance from the merit increase.

The Committee reserves the right to consider individual performance and other factors for the purpose of adjusting Teamshare bonus payments upward or downward for one or more named executive officers, although the Committee does not always exercise this right each year. The Committee exercised negative discretion with respect to each named executive officer's 2022 Teamshare payout as discussed below under "Short-Term Cash Incentive Plan."

An unsatisfactory performance rating will reduce the number of, or completely eliminate, stock options awarded to the named executive officer in the following year. In addition, individual performance and other factors, such as retention, succession, and company and department performance, are used as part of a subjective assessment to determine each non-CEO named executive officer's equity award value within the Committee's previously agreed upon range of values unless the Committee determines that an individual officer's circumstances warrant an equity grant value outside of such range.

Use of Market Data

The Compensation Committee approves, periodically reviews, and utilizes a peer group when making compensation decisions (see "Philosophy and Objectives"). The peer group data typically is considered for base salary adjustments and target equity award values and ranges, Teamshare target bonus opportunities, and total target compensation, and periodically when considering structural changes to our executive compensation program.

Our peer group consists of companies selected according to their similarity to our operations, services, revenues, markets, availability of information, and any other information the Committee deems appropriate. Such companies are likely to have executive positions comparable in breadth, complexity and scope of responsibility to ours. With the exceptions of Messrs. Owen's and Garratt's promotion-related compensation in 2022, the peer group used for 2022 compensation decisions, which was unchanged from the prior year's peer group, consisted of:

Aramark	AutoZone	Bath & Body Works
Best Buy	CarMax	Dollar Tree
Genuine Parts	Kohl's	Lowe's
Ross Stores	Starbucks	Sysco
Target	TJX Companies	Tractor Supply
Yum! Brands		

The Committee updated our peer group in May 2022 in order to improve industry and size comparability. This new peer group, which was used for the 2022 compensation decisions related to Messrs. Owen and Garratt's promotions, consists of:

AutoZone	Best Buy	CarMax
Dollar Tree	Kroger	Lowe's
O'Reilly Auto	Ross Stores	Starbucks
Sysco	Target	TJX Companies
Tractor Supply	Walgreens	

Pearl Meyer provides peer group data annually for the CEO, to ensure that the Committee is aware of any significant movement in CEO compensation levels within the peer group, and biennially for each named executive officer position below CEO. In alternating years, the Committee uses the prior year data for non-CEO compensation decisions after applying an aging factor recommended by Pearl Meyer. Thus, with the exception of compensation decisions related to Mr. Garratt's promotion, the Committee considered peer group data from 2021 aged by 3% for 2022 non-CEO compensation decisions, which such aging practice and percentage aligns with market practices.

Elements of Named Executive Officer Compensation

We provide compensation in the form of base salary, short-term cash incentives, long-term equity incentives, benefits, and limited perquisites. We believe each of these elements is a necessary component of the total compensation package and is consistent with compensation programs at companies with whom we compete both for business and talent. Decisions regarding each named executive officer's 2022 compensation are discussed below, followed by a description of each element of compensation and the related applicable programs, as well as applicable financial performance results certified with respect to performance periods that ended in 2022.

2022 Compensation Generally

The Compensation Committee considered the annual compensation of each named executive officer in March 2022.

(a) March 2022 Compensation Decisions for Mr. Vasos

The Compensation Committee considered the base salary, short-term incentive, and long-term incentive components of Mr. Vasos's compensation, as well as his total target compensation, in each case in comparison to the peer group data (see "Use of Market Data"). After considering the peer group data, as well as Mr. Vasos's and the Company's fiscal 2021 performance (see "Use of Performance Evaluations"), and Mr. Vasos's experience and tenure in the CEO role, the Committee determined to maintain Mr. Vasos's target short-term incentive bonus percentage opportunity and his 2022 equity grant value at his prior year levels (150% of base salary and $10,625,000, respectively), with his 2022 equity award to be structured in the same format as the other named executive officers, but to increase his 2022 base salary by an amount designed to result in a reasonably comparable percentage increase as the other named executive officers (3.70% increase to $1,400,000).

See "Short-Term Cash Incentive Plan" and "Long-Term Equity Incentive Program" for a description of such programs.

(b) March 2022 Compensation Decisions for All Other Named Executive Officers

The Compensation Committee considered the base salary, short-term incentive, and long-term incentive components, as well as total target compensation, of the named executive officers other than Mr. Vasos, in each case in comparison to the peer group data (see "Use of Market Data"), as well as each such officer's performance (see "Use of Performance Evaluations"). The Committee made no change to any such officer's target short-term incentive bonus percentage opportunity (for Mr. Owen, 100% of base salary, and for all other such officers, 75% of base salary) from the prior year's level, which the Committee concluded remained reasonably aligned with the peer group data. See "Short-Term Cash Incentive Plan" for a description of the bonus program.

Continuing its historical practice, the Committee used an equity award value range, which it had previously agreed upon by reference to peer group data, within which each non-CEO named executive officer's equity award value level generally is determined unless an individual officer's circumstances warrant an equity grant value outside of such range. The use of such a range is designed to achieve better market alignment at the individual position level while allowing for subjective performance differentiation and sufficiently incenting and retaining such officers. The Committee determined, with the exception of Mr. Garratt, each such non-CEO named executive officer's actual award value within the range based on comparisons of his or her total target compensation against the peer group data, as well as a subjective assessment of a variety of factors outlined above under "Use of Performance Evaluations." Mr. Garratt's target grant value exceeded the high end of the equity grant value range for Executive Vice Presidents in order to more closely align his total target compensation with the peer group data median. Each such officer's March 2022 equity award target value was: Mr. Owen ($3.0 million), Mr. Garratt ($2.0 million), and each of Mss. E. Taylor and R. Taylor and Mr. Wenkoff ($1.7 million). See "Long-Term Equity Incentive Program" for a description of the equity awards.

In addition, the Committee approved base salary merit increases by reference to the 3.0% overall U.S. merit budget increase for 2022 and adjusted to take into account each such officer's 2021 performance, resulting in a base salary increase of 3.40% for each of Messrs. Owen and Garratt and Mss. E. Taylor and R. Taylor, and 2.40% for Mr. Wenkoff, effective April 1, 2022. After comparing each such officer's proposed total target compensation for 2022 against the peer group data, the Committee determined that, with the exception of Messrs. Owen and Wenkoff and Ms. E. Taylor, each such officer's total target compensation for 2022 remained within a reasonable range of the peer group median and appropriately accounted for the responsibilities of the position, the experience and contributions of the individual, and relative pay positions among peers, and thus no additional base salary adjustments were made. However, to more closely align with the peer group median and to account for the responsibilities of their positions, contributions and experience, and relative pay position among their internal peers, the Committee approved an additional 8.1% base salary increase for Ms. E. Taylor and an additional 5.6% base salary increase for Mr. Wenkoff, each effective April 1, 2022. In order to more closely align his total target compensation with the peer group median and to account for the responsibilities of his position and for his experience and contributions, the Committee approved an additional 5.4% base salary increase for Mr. Owen, believing that this element, along with the other elements of Mr. Owen's compensation, reflected competitive pay for the Chief Operating Officer role and appropriately incentivized Mr. Owen's retention for succession planning purposes. See "Use of Performance Evaluations."

(c) Compensation Decisions Related to Mr. Owen's Promotion to CEO

Effective November 1, 2022, our Board of Directors promoted Mr. Owen from Chief Operating Officer to CEO. In determining Mr. Owen's related compensation, the Compensation Committee considered the peer group data with respect to each component of pay, target total cash, target total direct pay, and pay mix; Mr. Owen's three-year compensation history; Mr. Vasos's current compensation and his compensation upon initially assuming the CEO role in June 2015; Mr. Owen's level of experience and qualifications and the responsibilities of the CEO position as such factors pertain to Mr. Owen's initial compensation in the CEO role. After taking into account these considerations, the Committee approved, and the independent directors of our Board ratified: (i) increasing Mr. Owen's base salary to $1,125,000 (21.6% increase in base salary); (ii) increasing his target short-term incentive bonus opportunity from 100% to 150% of his base salary (prorated for the portion of 2022 that he served as CEO); and (iii) awarding equity with a grant date value of approximately $6.0 million delivered in the form of non-qualified stock options, all effective on November 1, 2022. The Committee believes that stock options are performance-based because they deliver value only to the extent shareholders receive value. Accordingly, consistent with the stock option grant that Mr. Vasos received upon his promotion to CEO in June 2015, the options were granted with a per share exercise price equal to the fair market value of one share of our common stock on the grant date; vest 33 1/3% on each of the third, fourth and fifth anniversaries of the November 1, 2022 grant date, subject to Mr. Owen's continued employment with us, certain limited accelerated vesting provisions, and holding requirements through the fifth anniversary of the grant date; and have a ten-year term.

(d) Compensation Decisions Related to Mr. Garratt's Promotion to President and Chief Financial Officer

Effective September 1, 2022, our Board of Directors promoted Mr. Garratt from Executive Vice President and Chief Financial Officer to the expanded role of President and Chief Financial Officer. In determining Mr. Garratt's related compensation, the Compensation Committee considered the peer group data, including both peer group CFO pay data and peer group CFO data plus a 15% premium added to account for the additional

responsibilities of the President role, with respect to each component of pay, target total cash, target total direct pay and pay mix; comparisons of each of such elements to the historical Chief Operating Officer compensation; Mr. Garratt's level of experience and qualifications; and his added responsibilities upon promotion to President and Chief Financial Officer. After taking into account these considerations, the Committee: (i) increased Mr. Garratt's base salary to $900,000 (9.0% increase in base salary) effective September 1, 2022; (ii) increased his target short-term incentive bonus opportunity from 75% to 100% of his base salary effective September 1, 2022 (prorated for the portion of 2022 that he served as President and Chief Financial Officer); and (iii) awarded equity with a grant date target value of $315,364 delivered in the form of non-qualified stock options (consistent with the vehicle the Committee typically uses to deliver other employees' promotion equity awards) effective November 29, 2022. The options were granted with a per share exercise price equal to the fair market value of one share of our common stock on the grant date; vest 25% annually on each of the first four anniversaries of the grant date, subject to Mr. Garratt's continued employment with us and certain accelerated vesting provisions; and have a ten-year term.

See "Employment Agreements—Mr. Garratt's Employment Agreement Amendment" for a description of the amendment to Mr. Garratt's employment agreement, effective September 1, 2022.

Base Salary

Base salary promotes our recruiting and retention objectives by reflecting the salaries for comparable positions in the competitive marketplace, recognizing performance, and providing a stable and predictable income source for our executives. Our employment agreements set forth minimum base salary levels, which the Compensation Committee retains sole discretion to increase from time to time. The Committee routinely considers annual base salary adjustments in March.

Short-Term Cash Incentive Plan

Our short-term cash incentive plan, called Teamshare, provides an opportunity to receive a cash bonus payment equal to a certain percentage of base salary based upon Dollar General's level of achievement of one or more pre-established financial performance targets. Accordingly, Teamshare fulfills an important part of our pay for performance philosophy while aligning the interests of our named executive officers and our shareholders.

(a) 2022 Teamshare Structure

The Compensation Committee uses adjusted EBIT as the Teamshare financial performance measure because it is a comprehensive measure of corporate performance that the Committee believes aligns with our shareholders' interests and is reasonably consistent with the practices of the peer group. The Committee further believes that focusing Teamshare on operating profit appropriately incentivizes executive and Company performance and ensures that management is focused on two of our key operating priorities: driving profitable sales growth and leveraging and reinforcing our position as a low-cost operator. Additionally, the Committee determined to include language in the definition of adjusted EBIT for the 2022 Teamshare program to address potential uncontrollable volatility in results which may occur due to an unusual, unplanned item or event meeting a significant financial threshold. Accordingly, for purposes of the 2022 Teamshare program, adjusted EBIT is defined as our operating profit as calculated in accordance with U.S. generally accepted accounting principles, but excludes the impact of (a) costs, fees and expenses directly related to the consideration, negotiation, preparation, or consummation of any transaction that results in a Change in Control (within the meaning of the Dollar General Corporation 2021 Stock Incentive Plan) or to any securities offering; (b) disaster-related charges; (c) gains or losses associated with our LIFO computation; and (d) unless the Committee disallows any such item, (i) any unusual unplanned item or event which individually exceeds $30 million; (ii) any unbudgeted loss which individually exceeds $1 million as a result of the resolution of a legal matter; (iii) any unplanned loss or gain which individually exceeds $1 million related to the implementation of accounting or tax legislative changes or changes in federal, state or local wage or benefit mandates; and (iv) any unplanned loss or gain of a non-recurring nature which individually exceeds $1 million, provided that the combined amount of (d)(ii), (iii) and (iv) equals or exceeds loss(es) or gain(s) of $10 million.

The Committee set the 2022 adjusted EBIT performance goal at approximately $3.648 billion, which was the adjusted EBIT target amount in our Board-approved 2022 annual financial plan. For 2022, the threshold (below which no bonus may be earned) and maximum (above which no further bonus may be earned) performance levels for the adjusted EBIT performance measure were 90% and 120% of the target level, respectively, and the corresponding payout percentages at the threshold and maximum performance level were calculated at 50% and 300%, respectively. The Committee believed that these performance and payout slopes, which were a return to the historical structure of the Teamshare program, were appropriate, in the current environment, to align pay and performance and remained reasonably consistent with the practices of the peer group, as uncontrollable swings in performance that could contribute to downside risk or upside windfall in light of uncertainties in our business arising from the impact of the COVID-19 pandemic were not anticipated in 2022 to the degree that was expected at the beginning of 2021. Further, in order to more closely align with our culture, the Committee allowed for pro-ration of the 2022 Teamshare payout, to the extent earned, in the event of death prior to the end of the performance period. Payouts for financial performance are

based on actual adjusted EBIT results and are interpolated on a straight-line basis between the threshold and target levels and between the target and maximum levels.

The bonus payable to each named executive officer employed with us on the payment date upon achieving the target level of financial performance is equal to the officer's applicable percentage of base salary disclosed under "2022 Compensation Generally," unless the Committee elects to consider performance or other factors as allowed under the program as described above under "Use of Performance Evaluations".

(b) 2022 Teamshare Results

The Compensation Committee certified the adjusted EBIT performance result at $3.905 billion (107.0% of the adjusted EBIT target) which, after applying negative discretion as allowed by the Teamshare program to better normalize the impact of the LIFO adjustment on the adjusted EBIT calculation in the unusually high inflationary environment, resulted in 2022 Teamshare payouts to each named executive officer of 120.0% of each such officer's target Teamshare bonus percentage opportunity. Such amounts are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

In order to mitigate the impact of extreme swings of the LIFO adjustment on the adjusted EBIT calculation in the future, for the 2023 Teamshare program approved by the Committee in March 2023, the authorized adjustments to adjusted EBIT for LIFO will be limited.

Long-Term Equity Incentive Program

Long-term equity incentives are an important part of our pay for performance philosophy and are designed to motivate named executive officers to focus on long-term success for shareholders while rewarding them for a long-term commitment to us. The Compensation Committee considers annual equity awards each March at its regular quarterly meeting and considers additional equity awards in connection with one-time events, such as a new hire or promotion, generally at its regularly scheduled quarterly meetings. Equity awards to our named executive officers in 2022 were made under our shareholder-approved Dollar General Corporation 2021 Stock Incentive Plan.

(a) 2022 Annual Equity Award Structure

The Compensation Committee delivers the annual equity awards to named executive officers 50% in options and 50% in PSUs, believing that this mix continues to appropriately align the interests of management with those of shareholders and remains reasonably aligned with peer group practices and market trends.

The options are granted with a per share exercise price equal to the fair market value of one share of our common stock on the grant date. The options vest 25% annually on

April 1 of each of the four fiscal years following the fiscal year in which the grant is made, subject to continued employment with us and certain accelerated vesting provisions, and have a ten-year term. The PSUs can be earned if specified financial performance goals are achieved during the applicable performance periods and if certain additional vesting requirements are met as discussed more specifically below.

For PSUs the Committee selects and sets targets for financial performance measures, then establishes threshold and maximum levels of performance in relation to those targets. The number of PSUs earned depends on the level of financial performance achieved versus such targets. The Committee selected adjusted EBITDA and adjusted ROIC as the financial performance measures for the 2022 PSUs. Half of the award is subject to adjusted EBITDA performance and half of the award is subject to adjusted ROIC performance. The Committee believes that these financial measures and the mix between them ensure that management is focused on longer-term investments in our business, as the combination of the two financial targets incentivizes management to invest in profitable initiatives with sound returns, thus aligning our strategic initiatives with financial results.

For the 2022 PSU awards, a one-year performance period corresponding to our 2022 fiscal year was established for the PSUs which are subject to the adjusted EBITDA performance measure. The adjusted EBITDA performance goal of approximately $4.387 billion was the target amount set forth in our Board-approved 2022 annual financial plan. Further increasing the focus on multi-year performance as a counterbalance to short-term incentives, the PSUs which are subject to the adjusted ROIC performance measure are subject to a three-year performance period beginning the first day of our 2022 fiscal year and extending through the last day of our 2024 fiscal year. The adjusted ROIC performance goal of 22.95% is the average of the adjusted ROIC goals for each fiscal year within the performance period as set forth in our three-year financial plan as it existed at the time the PSUs were awarded.

For 2022, the threshold (below which no bonus may be earned) and maximum (above which no further bonus may be earned) performance levels for the adjusted EBITDA

performance measure were 90% and 120% of the target level, respectively, and the corresponding payout percentages at the threshold and maximum performance level were calculated at 50% and 300%, respectively. The Committee believed that these performance and payout slopes were appropriate for the same reasons discussed under "2022 Teamshare Structure" above.

Adjusted EBITDA is calculated as income (loss) from continuing operations before cumulative effect of change in accounting principles plus interest and other financing costs, net, provision for income taxes, and depreciation and amortization, but excludes the impact of all items excluded from the 2022 Teamshare program adjusted EBIT calculation outlined under "2022 Teamshare Structure" above.

Adjusted ROIC for the three-year performance period is calculated as (a) the result of (x) the sum of (i) our operating income, plus (ii) depreciation and amortization, plus (iii) single lease cost, minus (y) taxes, divided by (b) the result of (x) the sum of the averages of the five most recently completed fiscal quarters of: (i) total assets, plus (ii) accumulated depreciation and amortization, minus (y) the difference of the averages of the five most recently completed fiscal quarters of: (i) cash, minus (ii) goodwill, minus (iii) accounts payable, minus (iv) other payables, minus (v) accrued liabilities, but excludes the impact of all items excluded from the 2022 Teamshare program adjusted EBIT calculation outlined under "2022 Teamshare Structure" above.

As with the 2023 Teamshare definition of adjusted EBIT discussed above under "2022 Teamshare Results," the authorized LIFO adjustments to adjusted EBITDA and adjusted ROIC for PSUs awarded in 2023 will be limited.

The following tables show the amount (as a percent of target) of such PSUs that could be earned at each of the threshold, target, and maximum performance levels for each applicable performance period, as well as the 2022 adjusted EBITDA performance result and the resulting number of PSUs earned by each eligible named executive officer as a result of such performance.

Level*	Adjusted EBITDA (2022)		
	Result v. Target (%)	EBITDA Result ($) (in billions)	PSUs Earned (% of Target)
Below Threshold	<90	<3.948	0
Threshold	90	3.948	50
Target	100	4.387	100
Maximum	120	5.264	300
2022 Results	**105.4**	**4.622**	**153.8**

* PSUs earned for performance between threshold, target, and maximum levels are interpolated in a manner similar to that used for our 2022 Teamshare bonus program.

Name	2022 PSUs Earned (Adjusted EBITDA)
Mr. Owen	5,668
Mr. Vasos	20,072
Mr. Garratt	3,779
Ms. E. Taylor	3,211
Ms. R. Taylor	3,211
Mr. Wenkoff	3,211

Level*	Adjusted ROIC (2022-2024)		
	Result v. Target (%)	ROIC Result (%)	PSUs Earned (% of Target)
Below Threshold	<95.6	<21.95	0
Threshold	95.6	21.95	50
Target	100.0	22.95	100
Maximum	104.4	23.95	300

* PSUs earned for performance between threshold, target, and maximum levels are interpolated in a manner similar to that used for our 2022 Teamshare bonus program.

The PSUs earned by each named executive officer for fiscal 2022 adjusted EBITDA performance will vest in equal one-third installments on April 1, 2023, April 1, 2024, and April 1, 2025, subject to such officer's continued employment with us and certain accelerated vesting provisions. Subject to certain pro-rata vesting conditions, the PSUs earned, if any, by each named executive officer for adjusted ROIC performance during the three-year performance period will vest on April 1, 2025, subject to such officer's continued employment with us and certain accelerated vesting provisions. All vested PSUs will be settled in shares of our common stock.

(b) 2020 PSU Awards – Completed 2020-2022 Performance Period

Certain of the PSUs awarded in 2020 were subject to an adjusted ROIC performance measure for a three-year performance period beginning on the first day of our 2020 fiscal year and extending through the last day of our 2022 fiscal year, based on the average adjusted ROIC for each fiscal year within the three-year period. The average adjusted ROIC was derived from our three-year financial plan in place at the time of the award and is calculated in

the same manner as adjusted ROIC for the 2022-2024 performance period, but excludes the impact of (a) any costs, fees and expenses directly related to the consideration, negotiation, preparation or consummation of any transaction that results in a change in control (within the meaning of Amended and Restated 2007 Stock Incentive Plan) or any security offering; (b) disaster-related charges; (c) any gains or losses associated with our LIFO computation; and (d) unless the Compensation Committee disallows any such item, (i) any unbudgeted loss as a result of the resolution of a legal matter or (ii) any unplanned loss(es) or gain(s) related to the implementation of accounting or tax legislative changes or (iii) any unplanned loss(es) or gain(s) of a non-recurring nature, provided that in the case of each of (i), (ii) and (iii) such amount equals or exceeds $1 million for a single loss or gain, as applicable, and $10 million in the aggregate.

The following tables show the amount (as a percent of target) of such PSUs that could be earned at each of the applicable threshold, target and maximum performance levels, as well as the actual performance result and the number of such PSUs earned by each named executive officer.

Level*	Adjusted ROIC (2020-2022)		
	Result v. Target (%)	ROIC Result (%)	PSUs Earned (% of Target)
Below Threshold	<95.3	<20.23	0
Threshold	95.3	20.23	50
Target	100.0	21.23	100
Maximum	104.7	22.23	300
2020-2022 Results	121.4	25.78	300.0

* PSUs earned for performance between threshold, target, and maximum levels are interpolated in a manner similar to that used for our 2022 Teamshare bonus program.

Name	2020-2022 PSUs Earned (Adjusted ROIC)
Mr. Owen	10,446
Mr. Vasos	42,741
Mr. Garratt	7,599
Ms. E. Taylor	1,185
Ms. R. Taylor	7,122
Mr. Wenkoff	7,122

(c) Share Ownership Guidelines and Holding Requirements

Our senior officers are subject to share ownership guidelines and holding requirements. The share ownership guideline is a multiple of annual base salary as in effect from time to time and is to be achieved within a five-year time period.

Officer Level	Multiple of Base Salary
CEO	6X
COO/President	4X
EVP	3X
SVP	2X

Each senior officer is required to retain ownership of 50% of all net after-tax shares issuable upon vesting or exercise of compensatory awards until the target ownership level is achieved. As of February 3, 2023, each of our named executive officers, including Mr. Vasos at the 6X CEO officer level, was in compliance with our share ownership and holding requirement policy.

(d) Hedging and Pledging Policies

Our policy prohibits Board members, executive officers, and their Controlled Persons from (1) pledging Dollar General securities as collateral, (2) holding Dollar General securities in a margin account, and (3) hedging against any decrease in the market value of equity securities awarded by Dollar General and held by them, such as entering into or trading prepaid variable forward contracts, equity swaps, collars, puts, calls, options, exchange funds (also known as swap funds) or other derivative instruments related to Dollar General equity securities. All other employees, as well as their Controlled Persons, are strongly discouraged from entering into these types of transactions. Controlled Persons include the Board member's, executive officer's or employee's respective spouses, immediate family members sharing their home or that are economically dependent on them, entities that they control, and trusts in which they serve as a trustee or are a beneficiary.

Benefits and Perquisites

Our named executive officers participate in certain benefits on the same terms that are offered to all of our salaried employees. We also provide them with limited additional benefits and perquisites for retention and recruiting purposes, to replace benefit opportunities lost due to regulatory limits, and to enhance their ability to focus on our business. We do not provide tax gross-up payments for named executive officers on any benefits and perquisites other than relocation-related items. The primary additional benefits and perquisites include the following:

• We provide a compensation deferral plan (the "CDP") and, for named executive officers hired or promoted prior to May 28, 2008, a defined contribution Supplemental Executive Retirement Plan (the "SERP," and together with the CDP, the "CDP/SERP Plan") as discussed in more detail under "Nonqualified Deferred Compensation Fiscal 2022."

- We pay the premiums for a life insurance benefit equal to 2.5 times base salary up to a maximum of $4 million.

- We provide a salary continuation program that provides income replacement for up to 26 weeks at 100% of base salary for the first three weeks and 70% of base salary thereafter. We also pay the premiums under a group long-term disability plan that provides 60% of base salary up to a maximum monthly benefit of $20,000.

- We provide a relocation assistance program under a policy applicable to officer-level employees.

- We offer personal financial and estate planning and tax preparation services through a third party.

In addition, as a result of the terms of his employment agreement with us, until November 1, 2022, Mr. Vasos was entitled to reasonable non-exclusive use of our corporate aircraft for certain personal travel, not to exceed two round trips per calendar month.

Employment Agreements

We have an employment agreement with each of our named executive officers, each of which, with the exception of Mr. Vasos's agreement, has a three-year term and is subject to certain automatic extensions. These agreements promote executive continuity, aid in retention, facilitate implementation of our clawback policy, and, in return for granting such executives certain severance and other rights upon a termination of employment, secure valuable protections for Dollar General, such as non-compete, non-solicitation, and confidentiality obligations.

We believe that reasonable severance benefits are appropriate to protect the named executive officer against circumstances over which he or she does not have control and as consideration for the promises of non-disclosure, non-competition, non-solicitation, and non-interference, as well as the clawback rights that we require in our employment agreements. A change in control, by itself ("single trigger"), does not trigger any severance provision applicable to our named executive officers under the employment agreements.

Mr. Vasos's Employment Agreement Amendment

On August 23, 2022, we and Mr. Vasos entered into an amendment to his existing employment agreement, effective November 1, 2022, to govern the terms of Mr. Vasos's employment as Senior Advisor. This amendment, among other things, provides that (i) the bonus target, as a percentage of base salary, to be paid to Mr. Vasos if the Company achieved the previously-established target level of adjusted EBIT performance for purposes of the 2022 Teamshare program, would remain 150%; and (ii) Mr. Vasos would not be eligible to receive an annual equity award in 2023. Mr. Vasos retired as our Senior Advisor on April 2, 2023, and will receive payments in accordance with applicable plans and agreements. See "Potential Payments Upon Termination or Change in Control—Payments Upon Termination Due to Retirement."

Mr. Garratt's Employment Agreement Amendment

On August 24, 2022, we and Mr. Garratt entered into an amendment to his existing employment agreement, effective September 1, 2022, which reflected, among other things, his minimum base salary upon promotion to President and Chief Financial Officer. As previously announced, Mr. Garratt plans to retire from Dollar General effective June 2, 2023, and he will receive payments in accordance with applicable plans and agreements. See "Potential Payments Upon Termination or Change in Control—Payments Upon Voluntary Termination—Voluntary Termination without Good Reason."

Consulting Agreement

Additionally, in March 2023, we entered into a consulting agreement with Mr. Vasos (the "Consulting Agreement"), pursuant to which he will provide such consulting services as may be reasonably requested by our Board or Mr. Owen for a term beginning on April 2, 2023 and terminating at 11:59 p.m. Central Time on April 2, 2025, unless earlier terminated pursuant to the terms of the Consulting Agreement. The Consulting Agreement also extends the "Restricted Period" for purposes of the business protection provisions (Sections 16 through 20) of his amended employment agreement, which provide for various non-disclosure, non-competition, non-solicitation and non-interference obligations, from two years to three years.

The Consulting Agreement is intended to satisfy certain requirements contemplated by the early retirement provisions of the agreements governing certain stock option and PSU awards granted to Mr. Vasos in 2020 and 2021 (the "Equity Award Agreements"). The continued equity vesting pursuant to the terms of such early retirement provisions in the Equity Award Agreements constitutes consideration for the consulting services to be provided under the Consulting Agreement, and therefore Mr. Vasos will receive no additional compensation for the consulting services. Mr. Vasos is entitled to reimbursement for reasonable, documented expenses incurred in providing such consulting services. Mr. Vasos's service on our Board of Directors is separate from and not subject to the Consulting Agreement, and therefore his fees and expense reimbursement for such Board service shall be determined under our normal processes and procedures for determining non-employee director compensation.

If Mr. Vasos terminates the Consulting Agreement prior to the end of the minimum consulting periods required by the applicable early retirement provisions in the Equity Award Agreements, it shall result in noncompliance with the consulting requirements in the applicable early retirement provisions, and any unvested portion of the equity awards under the Equity Award Agreements shall immediately and automatically terminate and be forfeited and any vested portion of the equity awards that vested following Mr. Vasos's retirement date shall be subject to clawback as provided in the applicable Equity Award Agreements.

Considerations Associated with Regulatory Requirements

The Compensation Committee views the tax deductibility of executive compensation as one of many factors to be considered in the context of its overall compensation philosophy and therefore reserves the right to approve compensation that may not be deductible in situations it deems appropriate.

Compensation Committee Report

The Compensation Committee of our Board of Directors reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this document.

This report has been furnished by the members of the Compensation Committee:

- Patricia D. Fili-Krushel, Chairperson

- Warren F. Bryant

- Timothy I. McGuire

The above Compensation Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Dollar General filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Dollar General specifically incorporates this report by reference therein.

Summary Compensation Table

The following table summarizes compensation paid to or earned by our named executive officers in each of the 2022, 2021 and 2020 fiscal years. We have omitted from this table the columns for "Bonus" and "Change in Pension Value and Nonqualified Deferred Compensation Earnings" because they are inapplicable.

Name and Principal Position[1]	Year	Salary ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	All Other Compensation ($)[6]	Total ($)
Jeffery C. Owen, *Chief Executive Officer*	2022	962,310	1,579,023	8,050,200	1,344,299	96,852	12,032,684
	2021	845,241	1,072,461	1,084,805	1,904,528	68,659	4,975,694
	2020	823,405	1,076,301	1,110,990	2,484,144	64,017	5,558,857
Todd J. Vasos, *Former Chief Executive Officer & Senior Advisor*	2022	1,391,720	5,592,354	5,924,983	2,520,000	192,349	15,621,406
	2021	1,350,052	5,179,592	5,239,005	4,544,529	305,695	16,618,873
	2020	1,341,718	4,403,178	4,544,937	6,075,000	87,990	16,452,823
John W. Garratt, *President & Chief Financial Officer*	2022	852,150	1,052,610	1,438,947	884,766	74,963	4,303,436
	2021	794,061	828,781	838,227	1,344,028	67,261	3,872,358
	2020	767,284	782,849	807,990	1,736,125	63,620	4,157,868
Emily C. Taylor, *Executive Vice President & Chief Merchandising Officer*	2022	680,214	894,708	947,988	622,837	172,923	3,318,670
Rhonda M. Taylor, *Executive Vice President & General Counsel*	2022	647,514	894,708	947,988	585,953	173,228	3,249,391
	2021	626,130	780,007	788,937	1,059,788	182,113	3,436,975
	2020	605,015	733,863	757,484	1,368,961	122,695	3,588,018
Carman R. Wenkoff, *Executive Vice President & Chief Information Officer*	2022	666,692	894,708	947,988	607,500	60,679	3,177,567
	2021	608,273	780,007	788,937	1,051,974	52,169	3,281,360
	2020	521,559	733,863	757,484	1,180,125	45,394	3,238,425

(1)   Mr. Owen served as Chief Operating Officer from August 2019 until his promotion to Chief Executive Officer in November 2022. Mr. Vasos served as Chief Executive Officer from June 2015 until November 2022 and then as Senior Advisor until his retirement in April 2023. Mr. Garratt served as Executive Vice President & Chief Financial Officer from December 2015 until his promotion to President & Chief Financial Officer in September 2022. Ms. E. Taylor joined Dollar General in 1998 but was not a named executive officer for 2020 or 2021.

(2)   Each named executive officer other than Ms. E. Taylor deferred under the CDP, and each named executive officer contributed to our 401(k) Plan, a portion of salary earned in each of the fiscal years for which salaries are reported above for the applicable named executive officer. The amounts of the fiscal 2022 salary deferrals under the CDP are included in the Nonqualified Deferred Compensation Table.

(3)   The amounts reported represent the aggregate grant date fair value of PSUs awarded in each fiscal year for which compensation is required to be reported in the table for each named executive officer, in each case computed in accordance with FASB ASC Topic 718. The PSUs are subject to performance conditions, and the reported value at the grant date is based upon the probable outcome of such conditions on such date. The values of the PSUs at the grant date assuming that the highest level of performance conditions will be achieved are as follows for each fiscal year required to be reported for each applicable named executive officer:

Fiscal Year	Mr. Owen ($)	Mr. Vasos ($)	Mr. Garratt ($)	Ms. E. Taylor ($)	Ms. R. Taylor ($)	Mr. Wenkoff ($)
2022	4,737,068	16,777,061	3,157,831	2,684,124	2,684,124	2,684,124
2021	3,217,382	15,538,775	2,486,343	—	2,340,020	2,340,020
2020	3,228,904	13,209,533	2,348,547	—	2,201,589	2,201,589

Information regarding the assumptions made in the valuation of these awards is set forth in Note 9 of the annual consolidated financial statements in our 2022 Form 10-K.

(4)   The amounts reported represent the aggregate grant date fair value of stock options awarded in each fiscal year for which compensation is required to be reported in the table for each named executive officer, in each case computed in accordance with FASB ASC Topic 718. Information regarding assumptions made in the valuation of these awards is set forth in Note 9 of the annual consolidated financial statements in our 2022 Form 10-K.

(5)   Represents amounts earned pursuant to our Teamshare bonus program for each fiscal year reported. See the discussion of the "Short-Term Cash Incentive Plan" in "Compensation Discussion and Analysis" above. Ms. E. Taylor and Mr. Wenkoff deferred under the CDP 20% and 12%, respectively, of her or his fiscal 2022 Teamshare bonus payment reported above. Messrs. Vasos and Wenkoff deferred under the CDP 10% and 11%, respectively, of his fiscal 2021 Teamshare bonus payment reported above. Messrs. Vasos, Garratt and Wenkoff and Ms. R. Taylor deferred under the CDP 10%, 5%, 10% and 50%, respectively, of his or her fiscal 2020 Teamshare bonus payment reported above.

(6)   Includes the following amounts for each named executive officer:

Name	Company Match Contributions – 401(k) ($)	Company Match Contributions – CDP ($)	Company Contributions – SERP ($)	Premiums for Life Insurance Program ($)	Aggregate Incremental Cost of Providing Perquisites/Personal Benefits[a] ($)
Mr. Owen	16,344	31,714	—	2,057	46,737
Mr. Vasos	15,448	54,128	—	2,971	119,802
Mr. Garratt	15,652	26,935	—	1,819	30,557
Ms. E. Taylor	15,546	—	128,955	1,452	26,970
Ms. R. Taylor	15,310	17,037	127,914	1,382	11,585
Mr. Wenkoff	15,407	17,876	—	1,423	25,973

(a)   None of the named executive officers received any perquisite or personal benefit for which the aggregate incremental cost individually equaled or exceeded the greater of $25,000 or 10% of total perquisites except for Mr. Vasos for whom the aggregate incremental cost of personal airplane usage, as allowed under his employment agreement prior to its amendment effective November 1, 2022, totaled $97,279 and was calculated using costs we would not have incurred but for the personal usage (including costs incurred as a result of "deadhead" legs of personal flights), including fuel costs, variable maintenance costs, crew expenses, landing, parking and other associated fees, supplies and meal and catering costs, as well as charter costs when charter usage was necessary because our plane was unavailable. In addition to the aggregate incremental cost of providing the personal plane usage to Mr. Vasos detailed above, the aggregate incremental cost of providing perquisites and benefits related to: (1) for each named executive officer other than Ms. R. Taylor, financial and estate planning services; (2) for each named executive officer other than Mr. Vasos and Ms. E. Taylor, one or more directed charitable donations; (3) for Mr. Garratt, an executive physical medical examination; (4) for each named executive officer other than Ms. R. Taylor and Mr. Wenkoff, personal travel costs; (5) for Ms. R. Taylor, an individual disability insurance policy to supplement the Company-paid group long-term disability plan, at a premium paid for by her and for which Dollar General incurs no incremental cost; and (6) for each of the named executive officers, limited miscellaneous gifts and entertainment costs, as well as premiums paid under our group long-term disability program and our accidental death and dismemberment policy, and an administrative fee for coverage under our short-term disability program. We also offer each named executive officer certain perquisites and personal benefits at no aggregate incremental cost to Dollar General, including access, at his or her option, to participation in a group umbrella liability insurance program through a third party vendor at a group rate paid by the executive and coverage under our business travel accident insurance for which Dollar General pays a flat fee for the eligible employee population.

Grants of Plan-Based Awards in Fiscal 2022

The table below shows each named executive officer's 2022 Teamshare bonus opportunity under "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards." Actual amounts earned under the 2022 Teamshare program are shown in the Summary Compensation Table and represent payment for financial performance between the target and maximum performance levels. See "Short-Term Cash Incentive Plan" in "Compensation Discussion and Analysis" for discussion of the Teamshare program.

The table below also shows information regarding equity awards made to our named executive officers for fiscal 2022, all of which were granted pursuant to our 2021 Stock Incentive Plan. The awards listed under "Estimated Future Payouts Under Equity Incentive Plan Awards" include the threshold, target and maximum number of PSUs which could be earned by each named executive officer based upon the level of achievement of the applicable financial performance measures. The awards listed under "All Other Option Awards" include nonqualified stock options that vest over time based upon the applicable named executive officer's continued employment by Dollar General. See "2022 Compensation Generally" and "Long-Term Equity Incentive Program" in "Compensation Discussion and Analysis" for further discussion of these awards. We have omitted from this table the column for "All Other Stock Awards" because it is inapplicable.

Name	Grant Date	Date of Committee Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[1]	Grant Date Fair Value of Stock and Option Awards ($)[2]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
Mr. Owen	—	—	560,125	1,120,249	3,360,748	—	—	—	—	—	—
	03/15/22	03/15/22	—	—	—	—	—	—	35,187	214.25	1,672,945
	03/15/22	03/15/22	—	—	—	3,685	7,370	22,110	—	—	1,579,023
	11/01/22	08/23/22	—	—	—	—	—	—	77,328	254.14	6,377,256
Mr. Vasos	—	—	1,050,000	2,100,000	6,300,000	—	—	—	—	—	—
	03/15/22	03/15/22	—	—	—	—	—	—	124,620	214.25	5,924,983
	03/15/22	03/15/22	—	—	—	13,051	26,102	78,306	—	—	5,592,354
Mr. Garratt	—	—	368,653	737,305	2,211,916	—	—	—	—	—	—
	03/15/22	03/15/22	—	—	—	—	—	—	23,458	214.25	1,115,297
	03/15/22	03/15/22	—	—	—	2,457	4,913	14,739	—	—	1,052,610
	11/29/22	11/29/22	—	—	—	—	—	—	4,696	252.85	323,651
Ms. E. Taylor	—	—	259,515	519,031	1,557,092	—	—	—	—	—	—
	03/15/22	03/15/22	—	—	—	—	—	—	19,939	214.25	947,988
	03/15/22	03/15/22	—	—	—	2,088	4,176	12,528	—	—	894,708
Ms. R. Taylor	—	—	244,147	488,294	1,464,883	—	—	—	—	—	—
	03/15/22	03/15/22	—	—	—	—	—	—	19,939	214.25	947,988
	03/15/22	03/15/22	—	—	—	2,088	4,176	12,528	—	—	894,708
Mr. Wenkoff	—	—	253,125	506,250	1,518,750	—	—	—	—	—	—
	03/15/22	03/15/22	—	—	—	—	—	—	19,939	214.25	947,988
	03/15/22	03/15/22	—	—	—	2,088	4,176	12,528	—	—	894,708

(1) The per share exercise price was calculated based on the closing market price of one share of our common stock on the date of grant as reported by the NYSE.

(2) Represents the aggregate grant date fair value of each equity award, computed in accordance with FASB ASC Topic 718. For equity awards that are subject to performance conditions, the value at the grant date is based upon the probable outcome of such conditions.

Outstanding Equity Awards at 2022 Fiscal Year-End

The table below sets forth information regarding awards granted under our Amended and Restated 2007 Stock Incentive Plan (for awards granted prior to May 26, 2021) and under our 2021 Stock Incentive Plan (for awards granted on or after May 26, 2021) and held by our named executive officers as of the end of fiscal 2022. We have omitted from this table the column for "Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options" because it is inapplicable. All awards included in the table, to the extent they have not vested, are subject to certain accelerated vesting provisions as described in "Potential Payments upon Termination or Change in Control." PSUs reported in the table are payable in shares of our common stock on a one-for-one basis.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Mr. Owen	08/25/2015	35,703[2]	—	73.73	08/25/2025	—	—	—	—
	03/16/2016	32,890[3]	—	84.67	03/16/2026	—	—	—	—
	03/22/2017	37,686[3]	—	70.68	03/22/2027	—	—	—	—
	03/21/2018	29,475[3]	—	92.98	03/21/2028	—	—	—	—
	03/20/2019	18,658[3]	6,219[3]	117.13	03/20/2029	—	—	—	—
	08/27/2019	7,224[2]	2,408[2]	138.75	08/27/2029	—	—	—	—
	03/17/2020	16,344[3]	16,344[3]	154.53	03/17/2030	—	—	—	—
	03/16/2021	6,366[3]	19,098[3]	193.55	03/16/2031	—	—	—	—
	03/15/2022	—	35,187[3]	214.25	03/15/2032	—	—	—	—
	11/01/2022	—	77,328[4]	254.14	11/01/2032	—	—	—	—
	03/17/2020	—	—	—	—	13,929[5]	3,177,066	—	—
	03/16/2021	—	—	—	—	3,622[6]	826,142	8,310[7]	1,895,428
	03/15/2022	—	—	—	—	5,668[8]	1,292,814	11,055[9]	2,521,535
Mr. Vasos	03/20/2019	—	32,099[3]	117.13	03/20/2029	—	—	—	—
	03/17/2020	—	66,860[3]	154.53	03/17/2030	—	—	—	—
	03/16/2021	—	92,232[3]	193.55	03/16/2031	—	—	—	—
	03/15/2022	—	124,620[3]	214.25	03/15/2032	—	—	—	—
	03/17/2020	—	—	—	—	56,988[5]	12,998,393	—	—
	03/16/2021	—	—	—	—	17,492[6]	3,989,750	40,140[7]	9,155,533
	03/15/2022	—	—	—	—	20,072[8]	4,578,222	39,153[9]	8,930,408
Mr. Garratt	03/20/2019	5,416[3]	5,416[3]	117.13	03/20/2029	—	—	—	—
	03/17/2020	5,943[3]	11,886[3]	154.53	03/17/2030	—	—	—	—
	03/16/2021	4,919[3]	14,757[3]	193.55	03/16/2031	—	—	—	—
	03/15/2022	—	23,458[3]	214.25	03/15/2032	—	—	—	—
	11/29/2022	—	4,696[2]	252.85	11/29/2032	—	—	—	—
	03/17/2020	—	—	—	—	10,132[5]	2,311,008	—	—
	03/16/2021	—	—	—	—	2,798[6]	638,196	6,423[7]	1,465,022
	03/15/2022	—	—	—	—	3,779[8]	861,952	7,368[9]	1,680,567

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Ms. E. Taylor	03/22/2017	4,508[3]	—	70.68	03/22/2027	—	—	—	—
	03/21/2018	6,583[3]	—	92.98	03/21/2028	—	—	—	—
	03/20/2019	4,213[3]	1,404[3]	117.13	03/20/2029	—	—	—	—
	03/17/2020	3,715[3]	3,714[3]	154.53	03/17/2030	—	—	—	—
	12/01/2020	1,831[2]	1,828[2]	219.84	12/01/2030	—	—	—	—
	03/16/2021	3,764[3]	11,283[3]	193.55	03/16/2031	—	—	—	—
	03/15/2022	—	19,939[3]	214.25	03/15/2032	—	—	—	—
	03/17/2020	—	—	—	—	1,581[5]	360,610	—	—
	03/16/2021	—	—	—	—	2,140[6]	488,113	4,911[7]	1,120,150
	03/15/2022	—	—	—	—	3,211[8]	732,397	6,264[9]	1,428,756
	03/17/2020	—	—	—	—	263[10]	59,988	—	—
Ms. R. Taylor	03/20/2019	—	5,617[3]	117.13	03/20/2029	—	—	—	—
	03/17/2020	11,145[3]	11,142[3]	154.53	03/17/2030	—	—	—	—
	03/16/2021	4,632[3]	13,887[3]	193.55	03/16/2031	—	—	—	—
	03/15/2022	—	19,939[3]	214.25	03/15/2032	—	—	—	—
	03/17/2020	—	—	—	—	9,497[5]	2,166,171	—	—
	03/16/2021	—	—	—	—	2,634[6]	600,789	6,045[7]	1,378,804
	03/15/2022	—	—	—	—	3,211[8]	732,397	6,264[9]	1,428,756
Mr. Wenkoff	08/29/2017	6,412[2]	—	76.89	08/29/2027	—	—	—	—
	03/21/2018	25,545[3]	—	92.98	03/21/2028	—	—	—	—
	03/20/2019	15,649[3]	5,216[3]	117.13	03/20/2029	—	—	—	—
	03/17/2020	11,145[3]	11,142[3]	154.53	03/17/2030	—	—	—	—
	03/16/2021	4,632[3]	13,887[3]	193.55	03/16/2031	—	—	—	—
	03/15/2022	—	19,939[3]	214.25	03/15/2032	—	—	—	—
	03/17/2020	—	—	—	—	9,497[5]	2,166,171	—	—
	03/16/2021	—	—	—	—	2,634[6]	600,789	6,045[7]	1,378,804
	03/15/2022	—	—	—	—	3,211[8]	732,397	6,264[9]	1,428,756

(1) Computed by multiplying the number of units by the closing market price of one share of our common stock on February 3, 2023, as reported by the NYSE.

(2) Part of a time-based options grant with a vesting schedule of 25% per year on each of the first four anniversaries of the grant date.

(3) Part of a time-based options grant with a vesting schedule of 25% per year on each of the first four anniversaries of the April 1 following the grant date.

(4) Part of a time-based options grant with a vesting schedule of 33 1/3% per year on each of the third, fourth, and fifth anniversaries of the grant date.

(5) Part of a PSU grant, 25% of which were earned as a result of our fiscal 2020 adjusted EBITDA performance and 75% of which were earned as a result of our 2020-2022 adjusted ROIC performance, and in each case are scheduled to vest on April 1, 2023.

(6) Part of a PSU grant that was earned as a result of our fiscal 2021 adjusted EBITDA performance and is scheduled to vest 50% per year on each of April 1, 2023, and April 1, 2024.

(7) Part of a PSU grant that is scheduled to vest on April 1, 2024, if the adjusted ROIC performance goal is achieved for fiscal years 2021-2023. The number of PSUs reported in this column assumes achievement of the maximum level of adjusted ROIC performance for the performance period. The actual number of PSUs earned, if any, will be determined based on the actual level of adjusted ROIC performance achieved for the performance period.

(8) Part of a PSU grant that was earned as a result of our fiscal 2022 adjusted EBITDA performance and is scheduled to vest 33 1/3% per year on each of the first three anniversaries of the April 1 following the grant date.

(9) Part of a PSU grant that is scheduled to vest on April 1, 2025, if the adjusted ROIC performance goal is achieved for fiscal years 2022-2024. The number of PSUs reported in this column assumes achievement of the maximum level of adjusted ROIC performance for the performance period. The actual number of PSUs earned, if any, will be determined based on the actual level of adjusted ROIC performance achieved for the performance period.

(10) Part of a time-based restricted stock unit grant with a vesting schedule of 33 1/3% per year on each of the first three anniversaries of the April 1 following the grant date.

Option Exercises and Stock Vested During Fiscal 2022

| Name | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)[1]	Value Realized on Exercise ($)[2]	Number of Shares Acquired on Vesting (#)[3]	Value Realized on Vesting ($)[4]
Mr. Owen	—	—	16,573	3,750,470
Mr. Vasos	169,006	16,952,118	81,216	18,379,181
Mr. Garratt	6,877	998,320	13,758	3,113,435
Ms. E. Taylor	10,016	1,357,467	3,249	735,249
Ms. R. Taylor	44,363	6,250,227	13,881	3,141,270
Mr. Wenkoff	10,000	1,636,011	13,151	2,976,071

(1) Represents the gross number of option shares exercised, without deduction for shares that may have been surrendered or withheld to satisfy the exercise price or applicable tax withholding obligations.

(2) Value realized is calculated by multiplying the gross number of options exercised by the difference between the market price of our common stock at exercise as reported by the NYSE and the exercise price.

(3) Represents the gross number of shares acquired upon vesting, without deduction for shares that may have been withheld to satisfy applicable tax withholding obligations.

(4) Value realized is calculated by multiplying the gross number of shares vested by the closing market price of our common stock on the vesting date as reported by the NYSE.

Pension Benefits Fiscal 2022

We have omitted the Pension Benefits table because it is inapplicable.

Nonqualified Deferred Compensation Fiscal 2022

Information regarding each named executive officer's participation in our CDP/SERP Plan is included in the following table. The material terms of the CDP/SERP Plan are described after the table. Please also see "Benefits and Perquisites" in "Compensation Discussion and Analysis" above. We have omitted from this table the column pertaining to "Aggregate Withdrawals/Distributions" during the fiscal year because it is inapplicable.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Balance at Last FYE ($)[4]
Mr. Owen	48,116	31,714	(18,820)	539,698
Mr. Vasos	524,039	54,128	(36,134)	3,234,414
Mr. Garratt	42,607	26,935	(11,042)	686,006
Ms. E. Taylor	209,022	128,955	(85,944)	2,102,600
Ms. R. Taylor	32,376	144,950	(155,597)	2,263,872
Mr. Wenkoff	189,616	17,876	(32,775)	680,578

(1) Of the reported amounts, the following are reported in the Summary Compensation Table as "Salary" for 2022: Mr. Owen ($48,116); Mr. Vasos ($69,586); Mr. Garratt ($42,607); Ms. E. Taylor ($0); Ms. R. Taylor ($32,376); and Mr. Wenkoff ($73,899).

(2) Reported as "All Other Compensation" in the Summary Compensation Table.

(3) The amounts shown are not reported in the Summary Compensation Table because they do not represent above-market or preferential earnings.

(4) Of the amounts reported, the following were previously reported as compensation for years prior to 2022 in a Summary Compensation Table: Mr. Owen ($345,136); Mr. Vasos ($2,579,137); Mr. Garratt ($495,195); Ms. E. Taylor ($0); Ms. R. Taylor ($1,559,559); and Mr. Wenkoff ($360,147).

Pursuant to the CDP, each named executive officer may annually elect to defer up to 65% of his or her base salary if his or her compensation exceeds the limit set forth in Section 401(a)(17) of the Internal Revenue Code, and up to 100% of his or her bonus pay if his or her compensation equals or exceeds the highly compensated limit under Section 414(q)(1)(B) of the Internal Revenue Code. We currently match base pay deferrals at a rate of 100%, up to 5% of annual salary, with annual salary offset by the amount of match- eligible salary under the 401(k) Plan. All named executive officers are 100% vested in compensation and matching deferrals and earnings on those deferrals.

Pursuant to the SERP, we make an annual contribution equal to a certain percentage of a participant's annual salary and bonus to eligible participants who are actively employed in an eligible job grade on January 1 and continue to be employed as of December 31 of a given year. The contribution percentage is based on age, years of service, and job grade. Persons hired after May 27, 2008, are not eligible to participate in the SERP. The fiscal 2022 contribution percentage was 7.5% for each of Mss. E. Taylor and R. Taylor, each of whom is 100% vested in her SERP account. No other named executive officer was eligible to participate in the SERP in 2022.

The amounts deferred or contributed to the CDP/SERP Plan are credited to a liability account, which is then invested at the participant's option in an account that mirrors the performance of a fund or funds selected by the Compensation Committee or its delegate. These funds are identical to the funds offered in our 401(k) Plan.

For a participant who ceases employment with at least 10 years of service or after reaching age 50 and whose CDP account balance or SERP account balance exceeds certain dollar thresholds, the account balance will be paid by (a) lump sum, (b) monthly installments over a 5, 10 or 15-year period or (c) a combination of lump sum and installments, pursuant to the participant's election. Otherwise, payment is made in a lump sum. The vested amount will be payable at the time designated by the CDP/SERP Plan upon the participant's termination of employment. A participant's CDP/SERP Plan benefit normally is payable in the following February if employment ceases during the first six months of a calendar year or is payable in the following August if employment ceases during the last six months of a calendar year. However, participants may elect to receive an in-service lump sum distribution of vested amounts credited to the CDP account, provided that the date of distribution is no sooner than five years after the end of the year in which the amounts were deferred. In addition, a participant who is actively employed may request an "unforeseeable emergency hardship" in-service lump sum distribution of vested amounts credited to the participant's CDP account. Account balances are payable in cash. As a result of our change in control which occurred in 2007, the CDP/SERP Plan liabilities through July 6, 2007, were fully funded into an irrevocable rabbi trust. We also funded into

the rabbi trust deferrals into the CDP/SERP Plan between July 6, 2007, and October 15, 2007. All CDP/SERP Plan liabilities incurred on or after October 15, 2007, are unfunded.

Potential Payments Upon Termination or Change in Control

Our agreements with our named executive officers and certain plans and programs in which they participate, in each case as in effect at the end of fiscal 2022, provide for benefits or payments upon certain employment termination or change in control events. We discuss these benefits and payments below except to the extent they are available generally to all salaried employees and do not discriminate in favor of our executive officers or to the extent already discussed under "Nonqualified Deferred Compensation Fiscal 2022" above. The discussion of equity awards in each scenario includes nonqualified stock options outstanding as of the end of fiscal 2022, RSUs outstanding as of the end of fiscal 2022 awarded to Ms. E. Taylor in 2020 prior to her promotion to Executive Vice President, and PSUs awarded in 2020 ("2020 PSUs"), 2021 ("2021 PSUs") and 2022 ("2022 PSUs" and, collectively with the 2020 PSUs and the 2021 PSUs, the "PSUs"). In all scenarios discussed below, stock options may not be exercised any later than the 10th anniversary of the grant date. Stock options awarded on or prior to May 25, 2021, the RSUs awarded to Ms. E. Taylor, and the 2020 PSUs and the 2021 PSUs were awarded under our Amended and Restated 2007 Stock Incentive Plan. Stock options awarded after May 25, 2021, and the 2022 PSUs were awarded under our 2021 Stock Incentive Plan.

Payments Upon Termination Due to Death or Disability

Equity Awards

If a named executive officer's employment with us terminates due to death or disability (as defined in the governing agreement):

- Stock Options. Outstanding unvested stock options become immediately vested and exercisable with respect to 100% of the underlying shares immediately prior to such event and may be exercised until the first anniversary of the event.

- Restricted Stock Units. Ms. E. Taylor's outstanding unvested RSUs become immediately and fully vested and nonforfeitable upon the date of death or disability and will be paid within 90 days following the date of death or disability.

- Performance Share Units. Unearned or unvested PSUs are forfeited and cancelled on the termination date or the last day of the performance period, as applicable, except that (1) if the termination occurs on or after the end of the applicable one-year or three-year performance period associated with each of the 2020 PSUs, the 2021 PSUs and the 2022 PSUs but before an applicable vesting date, any earned but unvested PSUs shall become vested and nonforfeitable as of the termination date but be paid at the same time as if no termination had occurred; (2) for the 2022 PSUs, if the termination occurs before the end of the one-year performance period, a pro-rata portion (based on months employed during the performance period) of one-third of the 2022 PSUs subject to the one-year Adjusted EBITDA performance goal (the "2022 Adjusted EBITDA PSUs") earned based on performance during such performance period shall become vested and nonforfeitable as of the end of such performance period and be paid at the same time as if no termination had occurred; and (3) for the 2020 PSUs, the 2021 PSUs and the 2022 PSUs, if the termination occurs before the end of the applicable three-year performance period, a pro-rata portion (based on months employed during the applicable performance period) of the 2020 PSUs, the 2021 PSUs and the 2022 PSUs, in each case subject to the three-year Adjusted ROIC performance goal, and earned based on performance during the applicable performance period, shall become vested and nonforfeitable as of the end of such applicable performance period and be paid at the same time as if no termination had occurred.

Other Payments

In the event of a named executive officer's death, the beneficiary will receive payments under our group life insurance program in an amount, up to a maximum of $4 million, equal to 2.5 times the officer's annual base salary and, in the event of death prior to the date on which the Teamshare bonus payment is paid to all eligible employees for a given fiscal year, payment (prorated when applicable based on the number of days employed during the performance period) for the officer's incentive bonus earned for that fiscal year under the terms of our Teamshare program (which otherwise generally requires a participant to remain employed through the end of the performance period and on the payment date to receive the bonus payment). In addition, in the event of disability (as defined in the governing document), a named executive officer will receive 60% of covered monthly earnings up to a $20,000 monthly benefit under our long-term disability insurance program. In the event of death or disability (as defined in the CDP/SERP Plan), a named executive officer's CDP/SERP Plan benefit will be payable in a lump sum within 60 days after the end of the calendar quarter in which such termination event occurs, provided that we may delay payment in the event of disability until as soon as reasonably practicable after receipt of the disability determination by the Social Security Administration. Dependent upon the cause of death or loss suffered, a named executive officer may also

be eligible to receive payment of up to $50,000 under our group accidental death and dismemberment program. In addition, as long as Mr. Vasos remains employed with us through April 1, 2023, Dollar General has waived for Mr. Vasos the condition that a participant generally remain employed through the 2022 Teamshare payment date to receive any payment earned under the terms of our Teamshare program.

Payments Upon Termination Due to Retirement

Except as provided below with respect to equity awards, retirement is not treated differently from any other voluntary termination without good reason (as discussed below under "Payments Upon Voluntary Termination") under our plans or agreements for named executive officers. In addition, as long as Mr. Vasos remains employed with us through April 1, 2023, Dollar General has waived for Mr. Vasos the condition that a participant generally remain employed through the 2022 Teamshare payment date to receive any payment earned under the terms of our Teamshare program.

Normal Retirement

In the event a named executive officer retires on or after reaching a minimum age (age 55 for equity awards beginning in 2021; otherwise age 62) and achieving five consecutive years of service with us, provided that the sum of the officer's age plus years of service equals a specified minimum (at least 65 for equity awards beginning in 2021; otherwise at least 70) and that there is no basis to terminate the officer with cause (as defined in the governing agreement) and, with respect to Mr. Vasos only, the retirement does not meet the requirements for early retirement as set forth in the award agreements governing his 2021 stock option and PSU awards (collectively, "Normal Retirement"):

- Stock Options. The portion of the outstanding unvested stock options that would have become vested and exercisable within the one-year period following the Normal Retirement date if the officer had remained employed with us shall remain outstanding following the Normal Retirement date and become vested and exercisable on the anniversary of the grant date that falls within the one-year period following the Normal Retirement date. However, if during such one-year period the officer (1) incurs a disability (as defined in the governing agreement), such portion shall instead become immediately vested and exercisable upon such disability, but only for stock options awarded to Mr. Vasos prior to 2022 and to all other named executive officers prior to 2021, or (2) dies, such portion shall instead become immediately vested and exercisable upon such death. Otherwise, any option which is unvested and unexercisable on the Normal Retirement date shall immediately expire without payment. The officer may exercise the option to the extent vested and exercisable any time before the fifth anniversary of the Normal Retirement date.

- **Restricted Stock Units.** The one-third of Ms. E. Taylor's outstanding RSUs that would have become vested and nonforfeitable on the next vesting date if she had remained employed through such date will become vested and nonforfeitable upon such Normal Retirement date (provided that if the Normal Retirement occurs on a vesting date no accelerated vesting will occur, but rather she shall be entitled only to the portion of the RSUs that were scheduled to vest on such vesting date) and will be paid six months and one day following the Normal Retirement date or, if she dies prior to such payment, such RSUs will be paid upon the earlier of (1) 90 days following the date of death or (2) six months and one day following the Normal Retirement date.

- **Performance Share Units.** With the exception outlined below, the vesting and payment of the PSUs in a Normal Retirement scenario before the end of the applicable one-year or three-year performance period and on or after the end of such periods is identical to the vesting and payment in the death and disability scenarios discussed above for the PSUs during these respective time periods. However, if the Normal Retirement occurs on or after the end of the one-year performance period but before an applicable vesting date, the one-third of the 2020 PSUs subject to the Adjusted EBITDA goal (the "2020 Adjusted EBITDA PSUs"), the one-third of the 2021 PSUs subject to the Adjusted EBITDA goal (the "2021 Adjusted EBITDA PSUs"), and the one-third of the 2022 Adjusted EBITDA PSUs, in each case that would have become vested on the next vesting date shall become vested and nonforfeitable as of the Normal Retirement date but be paid at the same time as if no retirement had occurred. Otherwise, any unearned or unvested PSUs shall be forfeited and cancelled on the Normal Retirement date or the last day of the performance period, as applicable. See "Payments After a Change in Control" for a discussion of treatment of the PSUs if a named executive officer terminates employment due to Normal Retirement within two years following a change in control.

Early Retirement

Solely with respect to the stock options awarded to Mr. Vasos in March 2020 (the "2020 Options") and March 2021 (the "2021 Options") and the 2020 PSUs and 2021 PSUs awarded to Mr. Vasos, in the event Mr. Vasos voluntarily terminates his employment after April 1, 2021 (with respect to the 2020 Options and the 2020 PSUs) or after April 1, 2022 (with respect to the 2021 Options and the 2021 PSUs), his 2020 Options, 2021 Options, 2020 PSUs and 2021 PSUs will be treated as set forth below, provided that: (1) he has provided written notice within a reasonable period of time prior to such date; (2) he has agreed in writing to provide reasonable transition services to our Board of Directors and his successor for up to

12 months (with respect to the 2020 Options and the 2020 PSUs) or up to 24 months (with respect to the 2021 Options and the 2021 PSUs) following his voluntary termination; (3) he agrees in writing to extend the "restricted period" of the Business Protection Provisions (as defined below under "Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement") contained in his employment agreement from two years to three years; and (4) there is no basis to terminate him with cause (as defined in the governing agreement) ("Early Retirement"). As discussed in "Compensation Discussion and Analysis," Mr. Vasos retired on April 2, 2023 and entered into the Consulting Agreement to provide the transition services and to extend the "restricted period" of the Business Protection Provisions, in each case as outlined in (2) and (3) above.

- **2020 Options and 2021 Options.** Any outstanding unvested 2020 Options and 2021 Options shall remain outstanding following the Early Retirement date and become vested and exercisable on the scheduled vesting dates as if no such retirement had occurred. However, if: (1) Mr. Vasos violates any of the Business Protection Provisions following Early Retirement, any unvested 2020 Options and 2021 Options shall instead terminate and be forfeited; (2) Mr. Vasos dies or incurs a disability (as defined in the governing document) following Early Retirement, any unvested 2020 Options and 2021 Options shall instead become immediately vested and exercisable upon such death or disability; or (3) a change in control (as defined in the governing document) occurs following Early Retirement, any unvested 2020 Options and 2021 Options shall instead become immediately vested and exercisable upon such change in control. Mr. Vasos may exercise the 2020 Options and the 2021 Options to the extent vested and exercisable at any time before the fifth anniversary of the Early Retirement date. However, if we become aware of a violation by Mr. Vasos following Early Retirement of any of the Business Protection Provisions, any portion of the 2020 Options and the 2021 Options that vested following Early Retirement shall immediately be forfeited and subject to clawback and any unvested portion of the 2020 Options and the 2021 Options shall immediately be forfeited without payment.

- **2020 PSUs and 2021 PSUs.** Any unearned or unvested 2020 PSUs and 2021 PSUs awarded to Mr. Vasos shall be forfeited and cancelled on the Early Retirement date except that: (1) if the Early Retirement occurs after the end of the applicable one-year performance period, any earned but unvested 2020 Adjusted EBITDA PSUs and 2021 Adjusted EBITDA PSUs shall remain outstanding and become vested and be paid on the scheduled vesting dates as if no such retirement had occurred; and (2) if the Early Retirement occurs before the vesting date, any 2021 PSUs subject to the three-year Adjusted ROIC performance goal ("2021 Adjusted ROIC PSUs") shall remain outstanding and become vested (to the extent earned) and be paid on the scheduled vesting date as if no such retirement had occurred. However, (1) with respect to the 2020 Adjusted EBITDA PSUs and the 2021 Adjusted EBITDA PSUs, if, following the Early Retirement and prior to an applicable vesting date, Mr. Vasos dies or becomes disabled (as defined in the governing document) or there is a change in control (as defined in the governing document), then such unvested 2020 Adjusted EBITDA PSUs and 2021 Adjusted EBITDA PSUs instead shall become vested and nonforfeitable (to the extent earned) as of such death, disability or change in control, as applicable, but be paid on the scheduled vesting dates as if no such event had occurred; and (2) with respect to the 2021 Adjusted ROIC PSUs, if, following the Early Retirement and prior to the vesting date (a) Mr. Vasos dies or becomes disabled, then such unvested 2021 Adjusted ROIC PSUs instead shall become vested and nonforfeitable (to the extent earned) as of the end of the performance period or, if later, as of the date of such death or disability, as applicable, but be paid on the scheduled vesting date as if no such event had occurred; or (b) there is a change in control, then such unvested 2021 Adjusted ROIC PSUs instead shall become vested and nonforfeitable (to the extent earned, if the change in control occurs after the end of the performance period, or at the target level of performance, if the change in control occurs on or before the end of the performance period) as of such change in control, but be paid on the scheduled vesting date as if no such event had occurred. However, if we become aware of a violation by Mr. Vasos following Early Retirement of any of the Business Protection Provisions, then any of the 2020 PSUs and 2021 PSUs that vested following the Early Retirement shall immediately be forfeited and subject to clawback and any unvested 2020 PSUs and 2021 PSUs shall immediately be forfeited and cancelled. See "Payments After a Change in Control" for a discussion of treatment of the 2020 Adjusted EBITDA PSUs and the 2021 PSUs awarded to Mr. Vasos if he terminates employment due to Early Retirement within two years following a change in control.

Payments Upon Voluntary Termination

The payments to be made upon other voluntary termination scenarios vary depending upon whether the resignation occurs with or without "good reason" (as defined in the governing agreement) or after our failure to offer to renew, extend or replace the applicable employment agreement under certain circumstances.

Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement

If a named executive officer resigns with good reason or under the circumstances described in (2) below, he or she will forfeit all then unvested equity awards and generally may exercise any outstanding vested options up to 90 days following the resignation date. However, in such circumstance and solely with respect to the special stock option award granted to Mr. Owen in November 2022,

Mr. Owen will be required to hold any net shares acquired upon exercise for a period of time ending on the fifth anniversary of the grant date. See "Payments After a Change in Control" for a discussion of treatment of equity awards if a named executive officer resigns with good reason within two years following a change in control.

If a named executive officer resigns (1) with good reason after giving 30 days (90 days in the case of Messrs. Owen and Vasos) written notice within 30 days after the event purported to give rise to the claim for good reason and opportunity for us to cure any such claimed event within 30 days after receiving such notice, or (2) except for Mr. Vasos, within 60 days (90 days in the case of Mr. Owen) of our failure to offer to renew, extend or replace his or her employment agreement before, at or within six months (one year in the case of Mr. Owen) after the end of the agreement's term (unless we enter into a mutually acceptable severance arrangement or the resignation is a result of the officer's retirement or termination other than for good reason), then in each case, as applicable, the officer will receive the following benefits generally on or beginning on the 60th day after termination of employment but contingent upon the execution and effectiveness of a release of certain claims in the form attached to the employment agreement:

- Continuation of base salary, generally as in effect immediately before the termination, for 24 months payable in accordance with our normal payroll cycle and procedures.

- A lump sum payment of: (1) for Messrs. Owen and Vasos, two times the amount of his annual target bonus under our annual bonus program in respect of the fiscal year in which his termination occurs; and (2) for each other named executive officer, two times the amount of the average percentage of target bonus paid to such officer under our annual bonus program with respect to our two most recently completed fiscal years (not including a fiscal year for which financial performance has not yet been certified) for which annual bonuses have been paid to executives under such program multiplied by such officer's (A) target bonus level and (B) base salary (in each case, as applicable as of the date immediately preceding the employment termination or, if the termination is for good reason due to the reduction of the officer's target bonus level or base salary, then his or her target bonus level and base salary applicable immediately prior to such reduction). If no bonus was paid to such officer with respect to one or both of the applicable fiscal years due to Dollar General's performance or to individual performance (as opposed to ineligibility due to length of employment), then such bonus amount shall be zero in calculating the average. If the named executive officer was not eligible for a bonus with respect to one of the two applicable fiscal years due to length of employment, then such amount shall be calculated based upon the percentage of target bonus to such officer for the applicable fiscal year for which a bonus was paid. If no bonus was paid to the named executive officer with respect to the applicable fiscal years due to length of employment, then no such amount shall be paid.

- Messrs. Owen and Vasos also will receive a lump sum payment, payable when annual bonuses are paid to our other executives, of a pro-rata portion of the annual bonus, if any, that he would have been entitled to receive for the fiscal year of termination, if such termination had not occurred, based on our performance for the fiscal year in which his employment terminates, multiplied by a fraction, the numerator of which is the number of days during which he was employed by us in the fiscal year and the denominator of which is 365.

- A lump sum payment of two times our annual contribution that would have been made in respect of the plan year in which such termination occurs for the named executive officer's participation in our pharmacy, medical, dental and vision benefits programs.

- Reasonable outplacement services until the earlier of one year or subsequent employment.

Any amounts owed to a named executive officer in the form of salary continuation that would otherwise have been paid during the 60-day period after termination will instead be payable in a single lump sum on the 60th day after such termination and the remainder will be paid in the form of salary continuation payments over the remaining 24-month period as set forth above.

In certain cases, some or all of the payments and benefits provided on termination of employment may be delayed for six months following termination to comply with the requirements of Section 409A of the Internal Revenue Code. Any payment required to be delayed would be paid at the end of the six-month period in a lump sum, and any payments due after the six-month period would be paid at the normal payment date provided for under the applicable employment agreement.

To the extent permitted by law, if we reasonably believe a named executive officer engaged in conduct during employment that would have resulted in termination for cause, any unpaid severance amounts under the applicable employment agreement may be forfeited and we may seek to recover any severance amounts paid under the applicable employment agreement.

The named executive officer will forfeit any unpaid severance amounts, and we retain any other rights we have available under law or equity, upon a material breach of any continuing obligation under the applicable employment agreement or the release, which include the following business protection provisions (the "Business Protection Provisions"):

- Such officer must maintain the confidentiality of, and refrain from disclosing or using, our (a) trade secrets for any period of time as the information remains a trade

secret under applicable law and (b) confidential information for a period of two years following the termination date (the "Restricted Period").

- For the Restricted Period, such officer may not accept or work in a "competitive position" in a state (or, with respect to Messrs. Owen, Vasos and Garratt, a country) where we maintain stores at the termination date or where we plan to open stores within six months of that date. "Competitive position" includes any employment, consulting, advisory, directorship, agency, promotional or independent contractor arrangement between the named executive officer and any person or entity engaged wholly or in material part in the business in which we are engaged (including, but not limited to, those entities identified in the applicable employment agreement), or any person or entity then planning to enter the discount consumable basics retail business, if such officer is required to perform services which are substantially similar to those he or she provided or directed at any time while employed by us.

- For the Restricted Period, such officer may not recruit or induce any of our exempt employees to leave our employ and may not solicit or communicate with anyone who has a business relationship with us and with whom such officer had contact while employed by us if it would likely interfere with our business relationships or result in an unfair competitive advantage over us.

Subsequent to the end of 2022, Mr. Vasos agreed to extend the Restricted Period to three years following his termination date.

In addition, each named executive officer's rights, payments and benefits with respect to any incentive compensation (whether cash or equity) shall be subject to any reduction, cancellation, forfeiture or recoupment, in whole or in part, upon the occurrence of certain specified events, as may be required by any applicable law, rule or regulation, by any applicable national exchange, or by a separate Dollar General clawback or recoupment policy.

Voluntary Termination without Good Reason

If a named executive officer otherwise resigns without good reason, he or she will forfeit all then unvested equity awards and generally may exercise any outstanding vested options up to 90 days following the resignation date. However, in such circumstance and solely with respect to the special stock option award granted to Mr. Owen in November 2022, Mr. Owen will be required to hold any net shares acquired upon exercise for a period of time ending on the fifth anniversary of the grant date. In addition, as long as Mr. Vasos remains employed with us through April 1, 2023, Dollar General has waived for Mr. Vasos the condition that a participant generally remain employed through the 2022 Teamshare payment date to receive any payment earned under the terms of our Teamshare program.

Payments Upon Involuntary Termination

The payments to be made to a named executive officer upon involuntary termination vary depending upon whether termination is with or without "cause" (as defined in the governing document).

Involuntary Termination with Cause

Upon an involuntary termination with cause, a named executive officer will forfeit all unvested equity awards, all vested but unpaid PSUs, and all vested but unexercised options.

Involuntary Termination without Cause

Upon an involuntary termination without cause, a named executive officer:

- Will forfeit all then unvested equity awards.

- Generally may exercise any outstanding vested options up to 90 days following the termination date. However, in such circumstance and solely with respect to the special stock option award granted to Mr. Owen in November 2022, Mr. Owen will be required to hold any net shares acquired upon exercise for a period of time ending on the fifth anniversary of the grant date.

- Will receive the same severance payments and benefits on the same terms and conditions (except for the notice and cure provisions) as described under "Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement" above.

See "Payments After a Change in Control" for a discussion of the treatment of equity awards if the officer is involuntarily terminated without cause within two years following a change in control.

Payments After a Change in Control

Equity Awards

- Stock Options Awarded to Mr. Owen Prior to 2016. Mr. Owen will have one year from his termination date in which to exercise outstanding vested options granted prior to 2016 if he resigns or is involuntarily terminated within two years following a change in control (as defined in the governing document) under any scenario other than Normal Retirement or involuntary termination with cause, in which respective cases, he instead will have five years from the retirement date to exercise such vested options and will forfeit any vested but unexercised options held at the time of a termination with cause.

- Other Equity Awards. With respect to PSUs, if a change in control (as defined in the governing document) occurs on or before the end of an applicable performance period, and the named executive officer has remained continuously employed until the change in control, the target number of the applicable unvested

PSUs shall be deemed earned but otherwise continue to be subject to the service and payment provisions, including applicable pro-ration requirements, of the applicable award agreement, unless the officer experiences a "qualifying termination" or, solely with respect to the 2021 Adjusted ROIC PSUs awarded to Mr. Vasos, a "qualifying early retirement." A change in control that occurs after the end of an applicable performance period with respect to PSUs, or that occurs at any time with respect to stock options or Ms. E. Taylor's RSUs, will have no effect upon any such PSUs, such RSUs or such stock options unless the named executive officer experiences a "qualifying termination" or, solely with respect to the 2020 Adjusted EBITDA PSUs and 2021 PSUs in each case awarded to Mr. Vasos, a "qualifying early retirement."

Upon a named executive officer's "qualifying termination," which includes involuntary termination (including, with respect to the 2021 PSUs and the 2022 PSUs, due to a disability termination) without cause or resignation with good reason (unless cause to terminate exists), in each case as defined in the applicable award agreement, as well as voluntary resignation due to Normal Retirement (unless cause to terminate exists) in the case of PSUs, in each case within two years after a change in control (provided that the officer was continuously employed by us until the change in control): (1) all of his or her outstanding unvested options will immediately vest and become exercisable as to 100% of the shares underlying such options on the termination date, and the officer may exercise any outstanding vested options up to three years following the termination date; (2) all of Ms. E. Taylor's outstanding RSUs will become vested and nonforfeitable and will be paid six months and one day following the qualifying termination date or, if she dies prior to such payment, such RSUs will be paid upon the earlier of (i) 90 days following the date of death or (ii) six months and one day following the qualifying termination date; and (3) all of his or her previously earned, or deemed earned, but unvested PSUs that have not been previously forfeited will immediately vest, become nonforfeitable and be paid on the termination date (or the previously scheduled applicable vesting date if earlier) subject to a six-month delay if applicable to comply with Section 409A of the Internal Revenue Code. To qualify as a resignation with good reason for this purpose: (1) the officer must have provided written notice of the existence of the circumstances providing grounds for resignation with good reason within 30 days of the initial existence of such grounds and must have given us at least 30 days from receipt of such notice to cure such condition; and (2) the resignation must have become effective no later than one year after the initial existence of the condition constituting good reason.

In the event of Mr. Vasos's voluntary termination due to Early Retirement occurring within two years after a change in control as defined in the applicable award agreement (a "qualifying early retirement"), provided that he was continuously employed by us until the change in control, then all of his previously deemed earned but unvested 2021 Adjusted ROIC PSUs (in the event the change in control occurred on or before the end of the applicable performance period) and all of his previously earned but unvested 2020 Adjusted EBITDA PSUs and 2021 PSUs (in the event the change in control occurred after the end of an applicable performance period) that have not been previously forfeited will immediately vest, become nonforfeitable and be paid on the date of the qualifying early retirement (or the previously scheduled applicable vesting date if earlier) subject to a six-month delay if applicable to comply with Section 409A of the Internal Revenue Code. Notwithstanding the foregoing, if we become aware of a violation by Mr. Vasos following the qualifying early retirement of any of the Business Protection Provisions, then any of the 2020 PSUs or 2021 PSUs that vested following the qualifying early retirement shall immediately be forfeited and subject to clawback.

Other Payments

Except as otherwise described above with respect to equity awards, upon an involuntary termination without cause or a resignation with good reason following a change in control (in each case as defined in the governing document), a named executive officer will receive the same severance payments and benefits as described above under "Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement."

In the event of a change in control as defined in Section 280G of the Internal Revenue Code, each named executive officer's employment agreement provides for capped payments (taking into consideration all payments and benefits covered by such Section 280G) of $1 less than the amount that would trigger the "golden parachute" excise tax under federal income tax rules (the "excise tax") unless he or she signs a release and the after-tax benefit would be at least $50,000 more than it would be without capping the payments. In such case, such officer's payments and benefits would not be capped and he or she would be responsible for the excise tax payment. We would not pay any additional amount to cover the excise tax. The table below reflects the uncapped amounts, subject to reduction in the circumstances described in this paragraph.

The following table reflects potential payments to each named executive officer in various termination and change in control scenarios based on compensation, benefit and equity levels in effect on, and assuming the scenario was effective as of, February 3, 2023. For stock valuations, we have used the closing price of our stock on the NYSE on February 3, 2023 ($228.09). The table below reports only amounts that are increased, accelerated or otherwise paid or owed as a result of the applicable scenario and, as a result, exclude earned but unpaid base salary through the employment termination date and equity awards and CDP/SERP Plan benefits that had vested prior to the event. For more information regarding the CDP/SERP Plan benefits, see "Nonqualified Deferred Compensation Fiscal 2022" above. The table also excludes any amounts that are available generally to all salaried employees and do not discriminate in favor of our executive officers. The amounts shown are merely estimates. We cannot determine actual amounts to be paid until a termination or change in control scenario occurs.

Potential Payments to Named Executive Officers Upon Occurrence of Various Termination Events or Change in Control as of February 3, 2023

Name/Item	Death ($)[1]	Disability ($)[1]	Retirement ($)[2]	Voluntary Without Good Reason ($)	Involuntary Without Cause or Voluntary With Good Reason ($)	Involuntary With Cause ($)	Change in Control With Qualifying Termination ($)
Mr. Owen							
Equity Vesting Due to Event[3]	10,654,241	10,654,241	n/a	n/a	n/a	n/a	7,663,068
Cash Severance	1,344,299	n/a	n/a	n/a	6,969,299	n/a	6,969,299
Health Payment	n/a	n/a	n/a	n/a	27,164	n/a	27,164
Outplacement[4]	n/a	n/a	n/a	n/a	8,500	n/a	8,500
Life Insurance Proceeds	2,813,000	n/a	n/a	n/a	n/a	n/a	n/a
Total	14,811,540	10,654,241	n/a	n/a	7,004,963	n/a	14,668,031
Mr. Vasos							
Equity Vesting Due to Event[3]	44,037,218	44,037,218	29,433,162	n/a	n/a	n/a	31,484,284
Cash Severance	2,520,000	n/a	n/a	n/a	9,520,000	n/a	9,520,000
Health Payment	n/a	n/a	n/a	n/a	25,508	n/a	25,508
Outplacement[4]	n/a	n/a	n/a	n/a	8,500	n/a	8,500
Life Insurance Proceeds	3,500,000	n/a	n/a	n/a	n/a	n/a	n/a
Total	50,057,218	44,037,218	29,433,162	n/a	9,554,008	n/a	41,038,292
Mr. Garratt							
Equity Vesting Due to Event[3]	7,657,685	7,657,685	n/a	n/a	n/a	n/a	5,477,601
Cash Severance	884,766	n/a	n/a	n/a	6,519,791	n/a	6,519,791
Health Payment	n/a	n/a	n/a	n/a	17,428	n/a	17,428
Outplacement[4]	n/a	n/a	n/a	n/a	8,500	n/a	8,500
Life Insurance Proceeds	2,250,000	n/a	n/a	n/a	n/a	n/a	n/a
Total	10,792,451	7,657,685	n/a	n/a	6,545,718	n/a	12,023,319
Ms. E. Taylor							
Equity Vesting Due to Event[3]	3,973,868	3,973,868	n/a	n/a	n/a	n/a	2,978,255
Cash Severance	622,837	n/a	n/a	n/a	4,105,989	n/a	4,105,989
Health Payment	n/a	n/a	n/a	n/a	27,164	n/a	27,164
Outplacement[4]	n/a	n/a	n/a	n/a	8,500	n/a	8,500
Life Insurance Proceeds	1,731,000	n/a	n/a	n/a	n/a	n/a	n/a
Total	6,327,705	3,973,868	n/a	n/a	4,141,653	n/a	7,119,908
Ms. R. Taylor							
Equity Vesting Due to Event[3]	7,093,292	7,093,292	2,169,040	n/a	n/a	n/a	5,079,942
Cash Severance	585,953	n/a	n/a	n/a	3,862,837	n/a	3,862,837
Health Payment	n/a	n/a	n/a	n/a	26,144	n/a	26,144
Outplacement[4]	n/a	n/a	n/a	n/a	8,500	n/a	8,500
Life Insurance Proceeds	1,628,000	n/a	n/a	n/a	n/a	n/a	n/a
Total	9,307,245	7,093,292	2,169,040	n/a	3,897,480	n/a	8,977,422
Mr. Wenkoff							
Equity Vesting Due to Event[3]	7,048,797	7,048,797	n/a	n/a	n/a	n/a	5,035,447
Cash Severance	607,500	n/a	n/a	n/a	4,004,882	n/a	4,004,882
Health Payment	n/a	n/a	n/a	n/a	27,164	n/a	27,164
Outplacement[4]	n/a	n/a	n/a	n/a	8,500	n/a	8,500
Life Insurance Proceeds	1,688,000	n/a	n/a	n/a	n/a	n/a	n/a
Total	9,344,297	7,048,797	n/a	n/a	4,040,546	n/a	9,075,993

[1] In addition to the amounts reported above, dependent upon the cause of death or loss suffered, a named executive officer may also be eligible to receive payment of up to $50,000 under our group accidental death & dismemberment program.

[2] Mr. Vasos meets the early retirement requirements with respect to his 2020 and 2021 equity awards and the normal retirement requirements with respect to his 2022 equity awards, and Ms. R. Taylor meets the normal retirement requirements with respect to her 2021 and 2022 equity awards. None of the remaining named executive officers were eligible for retirement on February 3, 2023.

[3] For the portion of the 2021 PSUs and 2022 PSUs that are subject to performance for periods ending after February 3, 2023, the value included in the Death, Disability and Retirement columns assumes a maximum payout of 300%, prorated for a death, disability or retirement termination scenario occurring on February 3, 2023.

[4] Estimated based on information provided by our outplacement services provider.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain of our financial performance. For further information concerning our variable pay-for-performance philosophy and how we align executive compensation with our performance, refer to "Compensation Discussion and Analysis."

							Value of Initial Fixed $100 Investment Based on:			
Year	Summary Compensation Table Total for CEO Jeffery C. Owen ($)	Summary Compensation Table Total for CEO Todd J. Vasos ($)	Compensation Actually Paid to CEO Jeffery C. Owen[1] ($)	Compensation Actually Paid to CEO Todd J. Vasos[1] ($)	Average Summary Compensation Table Total for Non-CEO Named Executive Officers[2] ($)	Average Compensation Actually Paid to Non-CEO Named Executive Officers[1][2] ($)	Total Shareholder Return[3] ($)	Peer Group Total Shareholder Return[4] ($)	Net Income[5] ($)	Adjusted EBIT[6] ($)
2022	12,032,684	15,621,406	15,272,360	34,630,029	3,512,266	6,376,349	152.34	125.62	2,415,989,000	3,904,995,000
2021	—	16,618,873	—	30,774,890	3,891,597	6,426,452	135.23	153.61	2,399,232,000	3,467,561,000
2020	—	16,452,823	—	51,714,395	3,991,825	8,861,693	127.80	141.39	2,655,050,000	3,630,107,000

(1) Compensation Actually Paid includes amounts represented by the aggregate fair value of each equity award, computed in accordance with FASB ASC Topic 718. The equity award valuations used in these calculations are consistent with, and do not materially differ from, the Company's practice of equity award valuation at grant date. The dollar amounts do not reflect the actual amounts of compensation earned by or paid to Messrs. Owen or Vasos or the actual average amount of compensation earned by or paid to our other named executive officers as a group during the applicable year. To calculate Compensation Actually Paid, the following amounts were deducted from and added to Summary Compensation Table total compensation:

CEO (Owen) Summary Compensation Table Total to Compensation Actually Paid:

Year	Salary ($)	Stock and Option Awards ($)	Non-Equity Incentive Compensation ($)	Other Compensation[i] ($)	Summary Compensation Table Total ($)	Deductions from Summary Compensation Table Total[ii] ($)	Additions to Summary Compensation Table Total[iii] ($)	Compensation Actually Paid ($)
2022	962,310	9,629,223	1,344,299	96,852	12,032,684	9,629,223	12,868,899	15,272,360

Former CEO (Vasos) Summary Compensation Table Total to Compensation Actually Paid:

Year	Salary ($)	Stock and Option Awards ($)	Non-Equity Incentive Compensation ($)	Other Compensation[i] ($)	Summary Compensation Table Total ($)	Deductions from Summary Compensation Table Total[ii] ($)	Additions to Summary Compensation Table Total[iii] ($)	Compensation Actually Paid ($)
2022	1,391,720	11,517,337	2,520,000	192,349	15,621,406	11,517,337	30,525,960	34,630,029
2021	1,350,052	10,418,597	4,544,529	305,695	16,618,873	10,418,597	24,574,614	30,774,890
2020	1,341,718	8,948,115	6,075,000	87,990	16,452,823	8,948,115	44,209,687	51,714,395

Average Non-CEO Named Executive Officers' Summary Compensation Table Total to Compensation Actually Paid[iv]:

Year	Salary ($)	Stock and Option Awards ($)	Non-Equity Incentive Compensation ($)	Other Compensation[i] ($)	Summary Compensation Table Total ($)	Deductions from Summary Compensation Table Total[ii] ($)	Additions to Summary Compensation Table Total[iii] ($)	Compensation Actually Paid ($)
2022	711,643	2,004,911	675,264	120,448	3,512,266	2,004,911	4,868,994	6,376,349
2021	718,426	1,740,541	1,340,080	92,551	3,891,597	1,740,541	4,275,396	6,426,452
2020	634,595	1,620,602	1,353,871	382,757	3,991,825	1,620,602	6,490,470	8,861,693

(i) Reflects "All Other Compensation" reported in the Summary Compensation Table for each year shown.

(ii) Represents the grant date fair value of equity-based awards granted each year. We did not report a change in pension value for any of the years reflected in this table, therefore a deduction from the Summary Compensation Table total related to pension value was not required.

(iii) Reflects the value of equity calculated in accordance with the SEC's methodology for determining Compensation Actually Paid for each year shown.

The following table includes supplemental data for the calculation resulting in the equity component of Mr. Owen's Compensation Actually Paid for the period indicated:

Year	Addition of Fair Value of Current Year Equity Awards at Fiscal Year End ($)	Addition of Change in Value of Prior Years' Awards Unvested at Fiscal Year End ($)	Addition of Change in Value of Prior Years' Awards That Vested in Fiscal Year ($)	Equity Value Included in Compensation Actually Paid ($)
2022	10,142,910	1,682,984	1,043,005	12,868,899

The following table includes supplemental data for the calculation resulting in the equity component of Mr. Vasos's Compensation Actually Paid for the periods indicated:

Year	Addition of Fair Value of Current Year Equity Awards at Fiscal Year End ($)	Addition of Change in Value of Prior Years' Awards Unvested at Fiscal Year End ($)	Addition of Change in Value of Prior Years' Awards That Vested in Fiscal Year ($)	Equity Value Included in Compensation Actually Paid ($)
2022	18,548,895	7,315,148	4,661,916	30,525,960
2021	20,063,063	2,900,588	1,610,963	24,574,614
2020	24,865,308	16,856,565	2,487,814	44,209,687

The following table includes supplemental data for the calculation resulting in the equity component of the non-CEO named executive officers' average Compensation Actually Paid for the periods indicated:

Year	Additions of Average Fair Value of Current Year Equity Awards at Fiscal Year End ($)	Additions for Average Change in Value of Prior Years' Awards Unvested at Fiscal Year End ($)	Additions for Average Change in Value of Prior Years' Awards That Vested in Fiscal Year ($)	Average Equity Value Included in Compensation Actually Paid ($)
2022	3,168,564	1,048,097	652,334	4,868,994
2021	3,351,740	535,079	388,578	4,275,396
2020	4,004,324	2,332,449	153,697	6,490,470

   (iv)   All amounts are averaged for each component for each relative year.

(2)   Named executive officers (other than the CEO) for each fiscal year are:

2022 Other Named Executive Officers	2021 Other Named Executive Officers	2020 Other Named Executive Officers
John W. Garratt, President & Chief Financial Officer	John W. Garratt, Executive Vice President & Chief Financial Officer	John W. Garratt, Executive Vice President & Chief Financial Officer
Emily C. Taylor, Executive Vice President & Chief Merchandising Officer	Jeffery C. Owen, Chief Operating Officer	Jeffery C. Owen, Chief Operating Officer
Rhonda M. Taylor, Executive Vice President & General Counsel	Rhonda M. Taylor, Executive Vice President & General Counsel	Jason S. Reiser, former Executive Vice President & Chief Merchandising Officer
Carman R. Wenkoff, Executive Vice President & Chief Information Officer	Carman R. Wenkoff, Executive Vice President & Chief Information Officer	Rhonda M. Taylor, Executive Vice President & General Counsel
		Carman R. Wenkoff, Executive Vice President & Chief Information Officer

(3)   Cumulative total shareholder return ("TSR") is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between our share price at the end and the beginning of the measurement period by our share price at the beginning of the measurement period.

(4)   Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: S&P 500 Retailing Index.

(5)   The dollar amounts reported represent the amount of net income reflected in our audited financial statements for the applicable year.

(6)   Adjusted EBIT is defined in "Compensation Discussion and Analysis—Short-Term Cash Incentive Plan—2022 Teamshare Structure." While we use several financial performance measures for the purpose of evaluating performance for our compensation programs, we have determined that adjusted EBIT is the financial performance measure that, in our assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used to link compensation actually paid to our named executive officers, for the most recently completed fiscal year, to Company performance.

Financial Performance Measures

As described in greater detail in "Compensation Discussion and Analysis," our executive compensation program reflects a variable pay for performance philosophy. The financial metrics that the Compensation Committee selects for both our short-term cash incentive plan and our long-term equity incentive program are selected in order to fulfill our pay for performance philosophy and to align the interests of our named executive officers and our shareholders. Our most important financial performance measures for linking executive compensation actually paid to our named executive officers, for the most recently completed fiscal year, to our performance are as follows:

- Adjusted EBIT

- Adjusted EBITDA

- Adjusted ROIC

Adjusted EBIT, adjusted EBITDA and adjusted ROIC are defined in "Compensation Discussion and Analysis—Short-Term Cash Incentive Plan—2022 Teamshare Structure," "Compensation Discussion and Analysis—Long-Term Equity Incentive Program—2022 Annual Equity Award Structure," and "Compensation Discussion and Analysis—Long-Term Equity Incentive Program—2020 PSU Awards—Completed 2020-2022 Performance Period," respectively.

Relationship Between Compensation Actually Paid and Performance Measures

The charts below show, for the past three years, the relationship between the CEO and non-CEO compensation actually paid and our (i) cumulative TSR, (ii) net income, and (iii) adjusted EBIT, as well as the relationship of our cumulative TSR relative to the cumulative TSR of the peer group.







The above disclosures under "Pay Versus Performance" should not be deemed incorporated by reference into any other Dollar General filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Dollar General specifically incorporates such disclosures by reference therein.

Compensation Committee Interlocks and Insider Participation

None of Ms. Fili-Krushel or Messrs. Bryant and McGuire, each of whom was a member of our Compensation Committee during all or a portion of 2022: (1) was at any time during 2022 an officer or employee, or was at any time prior to 2022 an officer, of Dollar General or any of our subsidiaries; or (2) had any relationship requiring disclosure under "Transactions with Management and Others." Also, none of our executive officers serves, or in the past fiscal year has served, as a director or compensation committee (or equivalent committee) member of any entity that has an executive officer serving as a Dollar General director or Compensation Committee member.

Compensation Risk Considerations

In March 2023, our Compensation Committee reviewed a risk assessment of our compensation program for employees, including executive officers, prepared by its compensation consultant with input from management. The assessment included a review of our compensation programs for certain design features which could potentially encourage excessive risk-taking or otherwise create risk to Dollar General. The Committee concluded, after considering the degree to which risk-aggravating factors were offset by risk-mitigating factors, that the net risks created by our overall compensation program are not reasonably likely to have a material adverse effect on Dollar General.

Pay Ratio Disclosure

As required by Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and our Chief Executive Officer (our "CEO"). This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below.

Dollar General had two CEOs in fiscal year 2022. For purposes of calculating the pay ratio, we annualized the salary and pro-rated bonus of our current CEO, Mr. Owen, who began serving in the role in November 2022, and included other components of his compensation in the same amounts as disclosed in the Summary Compensation Table. Accordingly, Mr. Owen's fiscal year 2022 annual total compensation for purposes of the pay ratio calculation was $12,876,074.

The fiscal year 2022 annual total compensation of the median compensated employee (a part-time store associate) of our temporary, part-time and full-time employee base who were employed as of the last day of our 2022 fiscal year (February 3, 2023), other than our CEO, calculated in accordance with the rules applicable to the Summary Compensation Table, was $18,352, resulting in an estimated pay ratio of 1:702.

As of February 3, 2023, our total population, excluding the CEO, consisted of 162,017 compensated employees, of which 227 were located in non-U.S. jurisdictions as follows: Mexico (117); China (94); Hong Kong (15); and Turkey (1). As permitted by SEC rules, we excluded all such 227 non-U.S. employees. After applying this exemption, the employee population used to identify the median employee consisted of 161,790 temporary, part-time and full-time employees located solely in the U.S.

To identify the median compensated employee, we used W-2 Box 5 Medicare wages for the period from January 29, 2022 (the first day of our 2022 fiscal year) through February 3, 2023 (the last day of our 2022 fiscal year), with such amounts annualized for those permanent employees who did not work for the full year.

The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices, may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios, and may not have had two CEOs during 2022.

SECURITY OWNERSHIP

The following tables show the amount of our common stock beneficially owned by the listed persons as of March 22, 2023. For purposes of such tables, a person "beneficially owns" a security if that person has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, to our knowledge these persons have sole voting and investment power over the shares listed. Percentage computations are based on 219,108,477 shares of our common stock outstanding as of March 22, 2023.

Security Ownership of Certain Beneficial Owners

The following table pertains to beneficial ownership by those known by us to beneficially own more than 5% of our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc.[1]	18,364,732	8.4%
The Vanguard Group[2]	18,348,392	8.4%
T. Rowe Price Associates, Inc.[3]	13,741,870	6.3%

(1) BlackRock, Inc., through various subsidiaries, has sole power to vote or direct the vote of 16,630,657 shares and sole power to dispose or direct the disposition of 18,364,732 shares. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055. All information is based solely on Amendment No. 8 to Statement on Schedule 13G filed on February 3, 2023.

(2) The Vanguard Group has shared power to vote or direct the vote of 340,557 shares, sole power to dispose or direct the disposition of 17,397,907 shares, and shared power to dispose or direct the disposition of 950,485 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. All information is based solely on Amendment No. 9 to Statement on Schedule 13G filed on February 9, 2023.

(3) T. Rowe Price Associates, Inc. has sole power to vote or direct the vote of 5,823,318 shares and sole power to dispose or direct the disposition of 13,708,496 shares. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202. All information is based solely on Amendment No. 8 to Statement on Schedule 13G filed on February 14, 2023.

Security Ownership of Officers and Directors

The following table pertains to beneficial ownership of our directors, nominees and named executive officers individually and to our current directors and current executive officers as a group. These persons may be contacted at our executive offices.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1][2]	Percent of Class
Warren F. Bryant	38,276	*
Michael M. Calbert[3]	112,412	*
Ana M. Chadwick	706	*
Patricia D. Fili-Krushel[4]	22,798	*
Timothy I. McGuire	7,554	*
William C. Rhodes, III[5]	50,759	*
Debra A. Sandler	2,115	*
Ralph E. Santana	3,009	*
Jeffery C. Owen	269,472	*
Todd J. Vasos	253,484	*
John W. Garratt	70,610	*
Emily C. Taylor	51,980	*
Rhonda M. Taylor	81,212	*
Carman R. Wenkoff	113,642	*
All current directors and executive officers as a group (18 persons)[3][4][5]	1,311,932	*

*   Denotes less than 1% of class.

(1)   Share totals have been rounded to the nearest whole share.

(2)   Includes the following number of shares (1) underlying RSUs (including RSUs credited, where applicable, as a result of dividend equivalents earned with respect to the RSUs) and earned PSUs that are or could be settleable within 60 days of March 22, 2023, over which the person will not have voting or investment power until the applicable RSUs and PSUs are settled, and (2) subject to options exercisable either currently or within 60 days of March 22, 2023, over which the person will not have voting or investment power until exercised: Mr. Bryant (2,803 RSUs); Mr. Calbert (24,703 RSUs; 8,833 options); Ms. Chadwick (706 RSUs); Ms. Fili-Krushel (734 RSUs); Mr. McGuire (734 RSUs); Mr. Rhodes (734 RSUs); Ms. Sandler (1,155 RSUs); Mr. Owen (17,630 PSUs; 213,902 options); Mr. Vasos (72,426 PSUs; 127,428 options); Mr. Garratt (12,792 PSUs; 38,422 options); Ms. E. Taylor (263 RSUs; 3,722 PSUs; and 36,623 options); Ms. R. Taylor (11,885 PSUs; 36,581 options); Mr. Wenkoff (11,885 PSUs; 83,786 options); and all current directors and executive officers as a group (32,886 RSUs; 147,066 PSUs; 723,866 options). Such shares are considered outstanding for computing the percentage owned by each named person and by the group but not for any other person. Excludes shares underlying RSUs that are vested but deferred at the election of Ms. Sandler and Mr. Santana, but over which such persons will not have voting or investment power until the applicable RSUs are settled on a date that is later than 60 days after March 22, 2023.

(3)   Mr. Calbert shares voting and investment power over 65,953 shares with his spouse, Barbara Calbert, as co-trustee of The Michael and Barbara Calbert 2007 Joint Revocable Trust.

(4)   Ms. Fili-Krushel shares voting and investment power over 7,591 shares with her spouse, Kenneth Krushel.

(5)   Mr. Rhodes shares voting and investment power over 7,903 shares with his spouse, Amy Rhodes, as power of attorney of The Amy Plunkett Rhodes Revocable Living Trust, dated July 30, 2014. He also shares voting and investment power over 8,500 shares as president and a director of a charitable foundation.

Delinquent Section 16(a) Reports

The U.S. securities laws require our executive officers, directors and greater than 10% shareholders to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Based solely upon a review of these reports furnished to us during and with respect to 2022, or written representations that no Form 5 reports were required, we believe that each of those persons filed, on a timely basis, the reports required by Section 16(a) of the Exchange Act, except that Mr. Rhodes filed a Form 5 in 2023 that reported a total of six transactions involving a cumulative total of 260 shares (representing six late Forms 4) that occurred from 2018 through 2021 that were not reported on a timely basis.

PROPOSAL 2: Advisory Vote to Approve Named Executive Officer Compensation

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended, we provide our shareholders each year with an opportunity to vote on an advisory and nonbinding basis on the compensation paid to our named executive officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K. Accordingly, you may vote on the following resolution at the annual meeting: "**RESOLVED, that the shareholders approve, on an advisory basis, the compensation of Dollar General's named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosures in this proxy statement.**"

As discussed in detail in the "Compensation Discussion and Analysis" section, the Compensation Committee actively oversees our executive compensation program, adopting changes and awarding compensation as appropriate to reflect Dollar General's circumstances and to promote the main objectives of the program. Our compensation programs are designed to attract, retain and motivate persons with superior ability, to reward outstanding performance, and to align the long-term interests of our named executive officers with those of our shareholders. Under these programs, our named executive officers are rewarded for the achievement of specific annual and long-term goals and the realization of increased shareholder value. We firmly believe that the information we have provided in this proxy statement demonstrates that our executive compensation program was designed appropriately and is working to ensure alignment of management's and shareholders' interests to support long-term value creation. At our 2022 annual meeting of shareholders, over 88% of shareholder votes were cast in support of our executive compensation program.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers. This vote also is not a vote on director compensation, as described under "Director Compensation," or on our compensation policies as they relate to risk management, as described under "Compensation Risk Considerations" in the "Executive Compensation" section.

Our Board of Directors is asking our shareholders to indicate their support for our named executive officer compensation as described in this proxy statement in accordance with SEC rules by voting for this proposal. Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded and will not be binding on or overrule any decisions by the Compensation Committee or the Board. Nonetheless, our Board and the Compensation Committee value our shareholders' views and intend to consider the outcome of the vote, along with other relevant factors, when making future named executive officer compensation decisions.

 **FOR** **The Board of Directors unanimously recommends that shareholders vote FOR the approval of the compensation of our named executive officers as disclosed in this proxy statement.**

PROPOSAL 3: Advisory Vote on the Frequency of Future Advisory Votes on Named Executive Officer Compensation

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended, once every six years we provide our shareholders the ability to vote on an advisory and non-binding basis on whether we should hold advisory votes on the compensation of our named executive officers as described in the proxy statement every 1, 2 or 3 years. At our 2017 annual meeting, our shareholders voted to hold these future advisory votes on named executive officer compensation every year (annually), and each year thereafter our Board of Directors has sought a nonbinding advisory vote from shareholders to approve such executive compensation. Our Board believes that continuing to submit the advisory vote on executive compensation to shareholders on an annual basis is appropriate for the Company and its shareholders at this time.

The proxy card provides shareholders with four choices (every 1 year, 2 years, 3 years, or abstain). Shareholders are not voting to approve or disapprove the Board's recommendation.

Although the vote we are asking you to cast is advisory and is not binding, our Board values the views of our shareholders and intends to consider the outcome of the vote when determining the frequency of future say-on-pay votes. Our next advisory vote on the frequency of holding future advisory votes on named executive officer compensation will occur at our 2029 annual meeting of shareholders.

 **The Board of Directors unanimously recommends that shareholders vote for the option of 1 YEAR as the frequency of holding future advisory votes on named executive officer compensation.**

AUDIT COMMITTEE REPORT

The Audit Committee of our Board of Directors has:

- reviewed and discussed with management the audited financial statements for the fiscal year ended February 3, 2023,

- discussed with Ernst & Young LLP, our independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC,

- received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and

- discussed with Ernst & Young LLP the independence of Ernst & Young LLP.

Based on these reviews and discussions, the Audit Committee unanimously recommended to the Board of

Directors that Dollar General's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended February 3, 2023, for filing with the SEC.

This report has been furnished by the members of the Audit Committee:

- William C. Rhodes, III, Chairman

- Warren F. Bryant

- Ana M. Chadwick

- Debra A. Sandler

The above Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Dollar General filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Dollar General specifically incorporates this report by reference therein.

PROPOSAL 4: Ratification of Appointment of Auditors

Who is responsible for the selection of the independent auditor?

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor.

Is the Audit Committee involved in the lead audit partner selection process?

Yes. Prior to the selection of a lead audit partner, the Chairman of the Audit Committee, typically one additional Audit Committee member, and the Chairman of the Board interview the candidates. Following the interviews, the Audit Committee discusses each candidate's credentials, experience level and independence prior to making the final selection.

Does the Audit Committee evaluate the independent auditor and the lead audit partner?

Yes. The Audit Committee annually evaluates the lead audit partner, as well as the independent auditor's qualifications, performance and independence. The evaluation, which includes the input of management, entails consideration of a broad range of factors, including the quality of services and sufficiency of resources that have been provided; the skills, knowledge and experience of the firm and the audit team; the effectiveness and sufficiency of communications and interactions; independence and level of objectivity and professional skepticism; reasonableness of fees; and other factors.

Who has the Audit Committee selected as the independent auditor?

After conducting the evaluation process discussed above, the Audit Committee selected Ernst & Young LLP as our independent auditor for the 2023 fiscal year. Ernst & Young LLP has served in that capacity since October 2001. The Audit Committee and the Board of Directors believe that the continued retention of Ernst & Young LLP is in the best interests of Dollar General and our shareholders and request that shareholders vote for the ratification of Ernst & Young LLP as our independent auditor for the 2023 fiscal year.

What are the benefits of a longer-tenured independent auditor?

A longer-tenured auditor possesses institutional knowledge of our business operations, accounting policies and practices, personnel and internal control over financial reporting, which enhances the efficiency and quality of the audit process. In addition, we are able to negotiate a competitive fee structure due to the auditing firm's deep knowledge and familiarity with Dollar General. There would be additional fees required in changing audit firms.

Will representatives of Ernst & Young LLP attend the annual meeting?

Representatives of Ernst & Young LLP have been requested and are expected to attend the annual meeting. These representatives will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

What if shareholders do not ratify the appointment?

The Audit Committee is not bound by a vote either for or against the firm. If the shareholders do not ratify this appointment, our Audit Committee will consider that result in selecting our independent auditor in the future.


FOR

The Board of Directors unanimously recommends that shareholders vote FOR the ratification of Ernst & Young LLP as our independent auditor for the 2023 fiscal year.

FEES PAID TO AUDITORS

The table below lists the aggregate fees for professional audit services rendered to us by Ernst & Young LLP for the audit of our consolidated financial statements for the past two fiscal years and fees billed for other services rendered by Ernst & Young LLP during the past two fiscal years.

Information related to audit fees for 2022 includes amounts billed through February 3, 2023, and additional amounts estimated to be billed for the 2022 period for services rendered.

Service	2022 Aggregate Fees Billed ($)	2021 Aggregate Fees Billed ($)
Audit Fees[1]	2,865,581	2,680,936
Audit-Related Fees[2]	—	—
Tax Fees[3]	2,453,998	2,411,903
All Other Fees[4]	3,600	5,325

(1) Represents for each fiscal year the aggregate fees billed for professional services for the audit of our annual financial statements and review of financial statements included in our Forms 10-Q and services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Represents for each fiscal year the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

(3) Represents for each fiscal year the aggregate fees billed for professional services for tax compliance, tax advice and tax planning. 2022 and 2021 fees relate primarily to tax compliance services, which represented $1,895,136 and $2,155,940 in 2022 and 2021, respectively, for work related to work opportunity tax credit assistance, foreign sourcing offices' tax compliance, federal jobs credits and state tax credit assistance. Tax fees for 2022 and 2021 also included fees for tax advisory services related to start up and initial year services related to Mexico. The remaining tax fees for each such year are for tax advisory services related to inventory, as well as income tax advisory services.

(4) Represents for each fiscal year the aggregate fees billed for other products and services, which in each year consisted solely of subscription fees to an on-line accounting research tool.

The Audit Committee pre-approves all audit and permissible non-audit services provided by our independent auditor. Where feasible, the Committee considers and, when appropriate, pre-approves services at regularly scheduled meetings after disclosure by management and the independent auditor of the nature of the proposed services, the estimated fees (when available), and their opinions that the services will not impair the independence of the independent auditor. The Committee's Chairman (or any Committee member if the Chairman is unavailable) may pre-approve such services between Committee meetings and must report to the Committee at its next meeting with respect to all services so pre-approved. The Committee pre-approved 100% of the services provided by Ernst & Young LLP during 2022 and 2021.

PROPOSAL 5: Shareholder Proposal Regarding Cage-Free Eggs Progress Disclosure

Introduction and Board of Directors' Recommendation

The Humane Society of the United States (the "Proponent"), located at 1255 23rd St, NW, Suite 450, Washington, DC 20037, has notified us that it intends to present the shareholder proposal set forth below at the annual meeting. The Proponent has provided us with documentation indicating that it is the beneficial owner of at least $25,000 in market value of our common stock. The shareholder proposal will be voted upon at the annual meeting if the Proponent or its qualified representative is present at the annual meeting and properly presents the shareholder proposal for a vote.

Dollar General is not responsible for the accuracy or content of the shareholder proposal, which is printed verbatim as received in accordance with SEC rules, and we have not endeavored to correct any typographical errors it may contain. The shareholder proposal may contain assertions about Dollar General that we believe are incorrect, and we have not tried to refute all such inaccuracies in our response.



AGAINST | The Board of Directors unanimously recommends that shareholders vote AGAINST Proposal 5 for the reasons set forth in the Board's Statement in Opposition, which follows the shareholder proposal.

Shareholder Proposal

Shareholder Proposal Regarding Progress Disclosure

In April 2016, Dollar General announced a goal of selling 100% cage-free eggs by 2025, assuring shareholders that it "will work with its suppliers to implement this change" while ensuring "fresh, affordable in-shell eggs continue to be readily available to Dollar General shoppers throughout the country."

That pledge has remained on the company's website ever since, yet the company has failed to give any indication of what progress it's made.

Meanwhile, other major companies with similar commitments are providing their shareholders with these types of details. For example:

- Rite Aid, CVS, Walgreen's and others recently announced plans to accelerate their conversion to 100% cage-free eggs and reach compliance by the end of 2022, several years ahead of their original timelines.

- Wawa has already achieved 100% cage-free compliance for all cartons of eggs it sells.

- Walmart, Kroger, Albertsons and other retailers are disclosing their percentage of cage-free eggs.

- Costco discloses this data for its *global* operating regions (and in the U.S., has achieved 94% cage-free eggs).

- Target has published a global "glidepath" benchmarking 75-80% cage-free egg compliance in 2022, 80-85% in 2023, 85-90% in 2024, and 100% in 2025.

- Other companies with similar glidepaths include IHOP, Denny's, Brinker International, Bloomin Brands, Cracker Barrel, Marriott, Carnival Cruise Lines, Royal Caribbean, Norwegian Cruise Lines, Conagra Brands, and more.

- McDonald's, which uses roughly 2 billion eggs each year in the U.S., has converted about 74% to cage-free.

- Nestle, Mondelez and other packaged food companies have reached 100% cage-free eggs in the U.S.

This is a prominent ESG issue within the food industry and amongst consumers. So significant is it, in fact, that many states have even *outlawed* the sale of eggs from caged hens.

But despite Dollar General's longstanding commitment, it has never reported to shareholders as to progress it's made toward its goal, what it's "work with suppliers" on this transition has entailed since 2016, or what next steps it will take.

THEREFORE, BE IT RESOLVED: Shareholders request that Dollar General disclose what percentage of its eggs come from cage-free hens, the specific steps the company has taken toward implementing its cage-free egg commitment, and what next steps the company will take to reach its goal of sourcing only cage-free eggs by 2025. This disclosure should be made within six months of the 2023 annual meeting at reasonable cost and omitting proprietary information.

Board of Directors' Statement in Opposition to Proposal 5

Our Board of Directors has carefully considered this shareholder proposal and concluded that its adoption is unnecessary and not in the best interest of the Company or our shareholders for the reasons outlined below. Accordingly, our Board unanimously recommends that shareholders vote **AGAINST** Proposal 5.

Many of Dollar General's customers are unable to pay a premium for cage free eggs, the cost of which remains higher than the cost of traditional eggs.

We are committed to providing high quality, in-shell eggs at affordable prices to meet the needs of our customers. Affordability is critically important to our customers, many of whom have low and/or fixed incomes, and eggs are often a primary source of protein for their families. Due to supply availability, cage-free egg costs continue to be higher than traditional egg costs. Our customer insights, based on recent syndicated shopping preferences and a quantitative proprietary study, reveal that the majority of our customers are either unable or unwilling to pay a higher price for cage-free eggs if there is a lower price alternative.

Dollar General continues to monitor developments in the egg production industry and marketplace, but must prioritize customer needs and preferences.

Balancing a concern for animal welfare with a commitment to providing quality products at everyday low prices, we previously set a goal to transition to 100 percent cage-free in-shell eggs by 2025. This goal was expressly based on available supply, affordability and customer demand. We have made progress over the last several years in our cage-free egg offering. However, given the current macroeconomic environment, the state of the egg production industry, and the affordability needs of our customers (which, in turn, drive shopping behaviors), we have determined that it is not reasonably practicable to transition to 100 percent cage-free in-shell eggs in the next two years unless these factors change. Customer needs and preferences for lower-priced conventional eggs versus higher priced cage-free eggs, as well as supply availability for cage-free eggs, remain significant considerations.

We continue to monitor developments in the egg production industry and market, as well as related legislation, and are hopeful that, with the passage of time, the price of cage-free in-shell eggs will gradually decline so that cage-free eggs become a viable, equally affordable option for our core customers. Although we do not own, raise, transport or process any hens, we continue to explore opportunities to purchase additional amounts of cage-free egg products. However, especially in light of the current economic environment, our responsibility remains oriented towards our customers and our shareholders.

Incremental disclosure in this area would provide no meaningful benefit to shareholders.

Our merchandising decisions are driven primarily by the needs and preferences of our customers. Any incremental disclosure regarding cage-free egg sourcing would require a diversion of management's time and Company resources without providing any meaningful benefit to the Company or our shareholders.

Conclusion

For the reasons outlined above, our Board of Directors believes that the shareholder proposal is unnecessary and not in the best interests of the Company or our shareholders.

 **AGAINST**   **The Board of Directors unanimously recommends that shareholders vote AGAINST Proposal 5.**

PROPOSAL 6: Shareholder Proposal to Remove the One-Year Holding Period Requirement to Call a Special Shareholder Meeting

Introduction and Board of Directors' Recommendation

The shareholder proposal set forth below is a proposal to remove the customary one-year holding requirement to request a special shareholder meeting.

John Chevedden (the "Proponent"), located at 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, has notified us that he intends to present the shareholder proposal set forth below at the annual meeting. The Proponent has provided us with documentation indicating that he is the beneficial owner of at least 10 shares of our common stock. The shareholder proposal will be voted upon at the annual meeting if the Proponent or his qualified representative is present at the annual meeting and properly presents the shareholder proposal for a vote.

Dollar General is not responsible for the accuracy or content of the shareholder proposal, which is printed verbatim as received in accordance with SEC rules, and we have not endeavored to correct any typographical errors it may contain. The shareholder proposal may contain assertions about Dollar General that we believe are incorrect, and we have not tried to refute all such inaccuracies in our response.



The Board of Directors unanimously recommends that shareholders vote AGAINST Proposal 6 for the reasons set forth in the Board's Statement in Opposition, which follows the shareholder proposal.

Shareholder Proposal

Proposal 6-
Special Shareholder Meeting Improvement



Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 25% of our outstanding common stock the power to call a special shareholder meeting regardless of length of stock ownership to the fullest extent possible.

Some companies, like Dollar Genral, prohibit shareholders from participating in calling for a special shareholder if they own stock for less than one continuous year. Requiring one continuous year of stock ownership can serve as a poison pill. I know of no instance of shareholders ever having success in calling for a special shareholder meeting at a company that excludes all shares not held for a full continuous year.

It is important to vote for this Shareholder Right to Call a Special Shareholder Meeting proposal because we have no right to act by written consent. Shareholders at many companies have a right to call a special shareholder and the right to act by written consent.

Calling a special shareholder meeting is hardly ever used by shareholders but the main point of calling special shareholder meeting is that it gives shareholders at least significant standing to engage effectively with management.

Management will have an incentive to genuinely engage with shareholders, instead of stonewalling, if shareholders have a reasonable Plan B alternative of calling a special shareholder meeting. Management likes to claim that shareholders have multiple means to communicate with management but in most cases these means are as effective as mailing a post card to the CEO. A reasonable right to call a special shareholder meeting is an important step for effective shareholder engagement with management.

The mere fact of an improved shareholder right to call a special meeting, which be called to elect a new director, could be an incentive for Mr. Michael Calbert, Dollar General Chairman, to improved his performance. Mr. Calbert received the most against votes of any Dollar General director in 2022 – 29 million against votes. Mr. Calbert's against votes were 3-times the average number of against votes of the other Dollar General directors.

Please vote yes:
Special Shareholder Meeting Improvement— Proposal 6

Board of Directors' Statement in Opposition to Proposal 6

Our Board of Directors has carefully considered this shareholder proposal, which seeks to eliminate the one-year holding requirement to exercise the right of shareholders to request special meetings, and concluded that its adoption is unnecessary, potentially harmful, and not in the best interests of the Company or our shareholders for the reasons outlined below. Accordingly, our Board unanimously recommends that shareholders vote **AGAINST** Proposal 6.

The one-year holding requirement to request a special meeting of shareholders is a customary provision that helps protect the Company and our broader shareholder base against abuses by shareholders with narrow short-term interests and from the financial and administrative burdens associated with unnecessarily conducting a special meeting of shareholders.

In 2021, our Board of Directors sought shareholder approval of a Charter amendment to allow one or more record or beneficial shareholders holding in the aggregate at least 25% of our common stock to request special meetings of shareholders by following certain requirements set forth in our Bylaws. The applicable Bylaws, including the customary requirement that shareholders exercising the special meeting right have owned the shares continuously for at least one year, were specifically described in the proxy statement proposal for the 2021 annual meeting of shareholders and are intended to balance enabling shareholders to vote on important matters with the potential abuse of this right and the associated cost and distraction that could arise as a result of its exercise. Our shareholders approved the Charter amendment, which received the support of over 98% of votes cast. Based on this vote, the Charter amendment was implemented and our Board adopted the related Bylaws.

Our Board believes that the current special meeting right, including the one-year holding period and other procedural protections, provides shareholders a meaningful ability to request a special meeting while also protecting the Company and its shareholders against the risk that certain shareholders will use special meetings as a means to advance narrow and short-term oriented interests, which may not be in the long-term interests of the Company or its broader shareholder base.

Our Board recognizes the importance of providing shareholders with the ability to request special meetings in appropriate circumstances. At the same time, a special shareholder meeting is a significant undertaking that requires a substantial commitment of time and financial resources of the Company. Among other costs, the Company is required to prepare, print, and distribute legal disclosure documents to shareholders, solicit proxies, and tabulate votes for each special shareholder meeting called. In addition, special meetings require the Board and management to divert significant time and focus away from management of the Company in order to prepare for, and conduct, the special meeting, detracting from their primary focus of operating our business and maximizing long-term shareholder value.

The one-year holding period is consistent with the minimum holding period established by the SEC under Rule 14a-8 of the Exchange Act, which enables a shareholder to include a proposal in an issuer's proxy statement. In adopting the holding requirements under Rule 14a-8, the SEC indicated that the holding period should be calibrated such that a shareholder has some meaningful "economic stake or investment interest" in a company before the shareholder may draw on company

and shareholder resources and command the time and attention of other shareholders to consider and vote on the proposal. Our Board believes the SEC's reasoning is equally applicable to the Company's one-year holding requirement for requesting a special meeting. Moreover, under that same Rule, shareholders with minimal holdings are already able to present proposals, such as this one, at annual meetings.

Our Bylaws facilitate the ability of shareholders meeting the applicable requirements to call special meetings when extraordinary matters arise, without enabling a minority of shareholders that have not held a financial stake in the Company for a meaningful period of time to call unnecessary or duplicative meetings for less significant matters. If the one-year holding requirement is eliminated, as the Proponent requests, the Company could be subject to regular disruptions by short-term, special-interest shareholder groups with agendas that are not in the best interests of the Company or its broader shareholder base and it would increase the potential for misuse of the special meeting right. Such diversions could potentially operate against the best interests of our shareholders overall, in order to serve the narrow short-term interests of certain shareholders.

We are committed to strong and effective corporate governance practices and active shareholder engagement which ensure accountability and responsiveness to shareholders.

The elimination of the one-year holding period as requested by this shareholder proposal is unnecessary, could unduly increase focus on short-term results at the expense of long-term Company performance and shareholder interests, and should be rejected in light of our strong corporate governance policies and practices, our willingness to discuss our business and issues with shareholders, and our regular responsiveness to shareholders. Our Board has consistently demonstrated its commitment to sound principles of corporate governance, working to ensure that its practices provide our shareholders with a meaningful voice. In addition to the ability to request special meetings of shareholders, numerous other corporate governance measures are in place to foster shareholder participation and Board responsiveness and accountability. Some of these measures are:

• *Active Shareholder Engagement Program*: We actively engage with our shareholders to solicit their feedback regarding a wide variety of issues, including among other matters corporate governance, risk oversight, executive compensation and ESG matters, and have taken actions to implement shareholder feedback when appropriate. In 2022, we engaged with investors comprising more than 52% of shares outstanding. Mr. Calbert, our Chairman of the Board, led the engagement with shareholders comprising over 24% of shares outstanding. Notably, during these engagements, our shareholders did not raise the one-year holding period required to call a special meeting as an area of concern.

- *No Supermajority Voting Provisions*: Our Charter and Bylaws do not contain provisions requiring more than a simple or absolute majority shareholder vote on any issue.

- *No Shareholder Rights Plan*: We do not maintain a shareholder rights plan, commonly referred to as a "poison pill".

- *Strong Director Refreshment and Evaluation Practices*: Of our independent directors, 50% have joined our Board within the last six years. We employ a thorough annual evaluation process for our Board, each Board committee, and each individual independent director, which is overseen by the Nominating Committee and forms part of the basis for re-nomination decisions.

- *Proxy Access*: Our proxy access right allows shareholders meeting certain requirements to include director nominations in our proxy statement.

- *Annual Elections of the Board*: All of our directors are elected annually by our shareholders.

- *Majority Voting*: We have a majority voting standard for the election of directors in uncontested elections and equal voting rights for all shareholders.

- *Independent Board Chairman*: We maintain separate Chairman of the Board and CEO positions, and the Chairman of the Board is an independent director.

- *Majority-Independent Board*: All of our directors are independent except our CEO and our former CEO, and all three standing Board committees are comprised exclusively of independent directors.

- *Diverse Board:* Our Board reflects significant diversity in experience, skills, gender, race, age, and country of origin.

- *Significant Share Ownership Requirements:* We have significant share ownership requirements for our Board members and executive management.

- *Annual "Say-On-Pay" Advisory Vote*. We hold an annual advisory vote on executive compensation to allow shareholders the opportunity to express their views on executive compensation.

- *Publicized Board Communication Mechanisms*. We publish on our website Board-approved methods for shareholders to communicate directly with the Board, a particular director, or the non-management directors or independent directors as a group.

In addition, as discussed above, shareholders holding minimal amounts of our common stock also have the ability to include shareholder proposals, such as this one, in the Company's proxy statement if they comply with applicable rules.

Conclusion

Our Board opposes this shareholder proposal because it believes that eliminating the customary one-year holding requirement will enable potential abuse of the right to call a special meeting by shareholders with special or short-term interests and significantly increase the risk that the Company will be required to expand substantial time and resources on matters that are not in the best interests of the Company or its broader shareholder base. Our Board believes that our procedural requirements to exercise the special meeting right for shareholders are aligned with current market practices and strike the appropriate balance between ensuring shareholders have meaningful rights and opportunities for involvement without enabling a minority of shareholders that have not held a financial stake in the Company for a meaningful period of time to call unnecessary or duplicative meetings for matters of special interest. The Company's numerous existing corporate governance measures ensure ample opportunity for shareholder participation as well as Board responsiveness and accountability. Our Board believes the adoption of this shareholder proposal is unnecessary, potentially harmful, and not in the best interests of the Company or its shareholders.



AGAINST   **The Board of Directors unanimously recommends that shareholders vote AGAINST Proposal 6.**



PROPOSAL 7: **Shareholder Proposal Requesting a Worker Safety and Well-Being Audit**

Introduction and Board of Directors' Recommendation

Lead filer Domini US Impact Equity Fund, located at 180 Maiden Lane, Suite 1302, New York, New York 10038, along with co-filers Adrian Dominican Sisters, Portico Benefit Services, Presbyterian Church U.S.A., Trinity Health, and United Church Funds (collectively, the "Proponents"), have notified us that a representative of the Proponents intends to present the shareholder proposal set forth below at the annual meeting. The lead filer has provided us with documentation indicating that it is the beneficial owner of at least $25,000 in market value of our common stock. The shareholder proposal will be voted upon at the annual meeting if one of the Proponents or a qualified representative of the Proponents is present at the annual meeting and properly presents the shareholder proposal for a vote. We will promptly provide the addresses and stock ownership information (to our knowledge) of all co-filers upon a shareholder's oral or written request directed to our Corporate Secretary.

Dollar General is not responsible for the accuracy or content of the shareholder proposal, which is printed verbatim as received in accordance with SEC rules, and we have not endeavored to correct any typographical errors it may contain. The shareholder proposal may contain assertions about Dollar General that we believe are incorrect, and we have not tried to refute all such inaccuracies in our response.

AGAINST

The Board of Directors unanimously recommends that shareholders vote AGAINST Proposal 7 for the reasons set forth in the Board's Statement in Opposition, which follows the shareholder proposal.

Shareholder Proposal

WHEREAS: Dollar General operates more than 18,000 stores in 47 states and employs over 140,000 people,[1] providing access to affordable products in rural and remote areas across the United States.

Since 2017, Dollar General has received $12.3 million in Occupational Safety and Health Administration (OSHA) penalties for numerous willful, repeated, and serious workplace safety violations.[2] OSHA designated Dollar General as a "severe violator" in 2022, issuing citations for blocked safety exits and unsafe storage areas, inaccessible fire extinguishers, storage of boxes in front of electrical panels, exposure of workers to electrocution risks, and failure to provide exit signs and required stair handrails.[3] Regulators and employment experts state that the company "choos[es] to place profits over their employees' safety and well-being"[4] and that its business model leads to disregarding the law and "cutting corners when it comes to basic worker safety."[5]

As supply chain disruptions, increasing freight costs, and shipping delays impact dollar stores nationwide, it is not evident that there are adequate systems in place to address these dynamics and mitigate potential impacts on workers. Staffing levels appear to be insufficient to manage the workload, especially as it relates to unpredictable shipments and influxes of inventory, which may lead to blocked exits or increased fire hazards.[6] Staffing shortages and high turnover contribute to fatigue, high workload, and further exacerbate safety issues. This may also contribute to loss of new store development opportunities or poor worker retention.[7] In the midst of high economic inequality, Dollar General employees are among the most vulnerable workers, with 92 percent of Dollar General's hourly workers making less than $15 per hour. While the company states it engages employees

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1 https://www.dollargeneral.com/about-us/locations.html

2 https://www.osha.gov/news/newsreleases/region4/11012022#:~:text=The%20violations%20found%20in%20these,to%20propose%20%24l%2C682%2C302%20in%20penalties.

3 https://www.osha.gov/news/newsreleases/region4/11012022#:~:text=The%20violations%20found%20in%20these,to%20propose%20%241%2C682%2C302%20in%20penalties.
https://www.dol.gov/newsroom/releases/osha/osha20221017;
https://www.osha.gov/enforcement/svep#v-nav-5 ;
https://news.bloomberglaw.com/safety/dollar-general-makes-federal-severe-violator-worker-safety-list

4 https://www.osha.gov/news/newsreleases/region4/11012022#:~:text=The%20violations%20found%20in%20these,to%20propose%20%24l%2C682%2C302%20in%20penalties

5 https://www.nbcnews.com/business/business-news/dollar-general-thriving-workers-say-they-pay-price-n1137096

6 https://www.reuters.com/business/retail-consumer/dollar-general-beats-quarterly-estimates-same-store-sales-2021-08-26/

7 https://investor.dollargeneral.com/websites/dollargeneral/English/310010/us-sec-filing.html?shortDesc=Annual%20Report&format=html&secFilingId=b365ead3-a988-4299-9d85-8bfa86ca3ca4

through town hall meetings, DG voice, and "pulse" surveys to understand employee sentiment,[8] there is no disclosure on how this feedback informs actions to address workers' concerns and priorities.

Understaffing and poor security measures at Dollar General stores may also contribute to increased risk of gun violence to staff and communities. Dollar stores have become vulnerable targets for robberies, causing employees to lose their lives, according to past reports.[9]

RESOLVED: Shareholders of Dollar General request that the Board of Directors commission an independent third-party audit on the impact of the company's policies and practices on the safety and well-being of workers. A report on the audit, prepared at reasonable cost and omitting proprietary information, should be made available on the company's website.

SUPPORTING STATEMENT: At company discretion, the proponents recommend that an audit include:

- Evaluation of management and business practices that contribute to an unsafe or violent environment, including staffing capacity;

- Meaningful consultation with workers and customers to inform appropriate solutions; and

- Recommendations for actions and regular reporting with progress on identified actions.

Board of Directors' Statement in Opposition to Proposal 7

Our Board of Directors has carefully considered this shareholder proposal and concluded that its adoption is unnecessary for the reasons outlined below. Accordingly, our Board unanimously recommends that shareholders vote **AGAINST** Proposal 7.

Dollar General's commitment to our employees is evidenced by its inclusion as one of our four key operating priorities.

At Dollar General, a foundational element in how we operate is exemplified in one of our four operating priorities—"*Investing in our diverse teams through development, empowerment and inclusion.*" This operational priority reflects our commitment to all matters that can affect our workplace experience, including safety and well-being. Our management of the wide variety of matters within the employee safety and well-being umbrella is addressed in numerous ways, including without limitation: integration into our operational processes and procedures; the design of our stores, distribution centers and other facilities; our communication and training efforts; our auditing and oversight programs; our recognition and accountability programs; our benefits offerings; our employee engagement efforts; and many

other aspects of our daily operations, including human capital management.

While we discuss our human capital management and related risk oversight efforts, as well as our commitment to our employees across our extensive business operations, in more detail in our annual *Serving Others* report, some highlights of our approach include:

- Our safety program includes standardized policies and procedures, training, ongoing communication and employee engagement, recognition, and accountability, combined with monitoring and use of data analytics intended to drive preventative strategies and help evolve overall safety strategies and initiatives. We regularly review our policies, processes and procedures, refine them when deemed advisable, and reinforce them through leadership calls at multiple levels of our organization, such as our operations, asset protection, risk management, and human resource teams.

- Hundreds of safety checks and audits occur each day across our network.

- Our teams help foster a culture of safety. For our distribution centers, on-site personnel and safety committees oversee ongoing safety training, incident investigations, and safety audits, and drive employee engagement. The distribution safety teams are led by a safety steering committee, comprised of representation across the many operations in our supply chain, which oversees safety initiatives, network-wide communication, and ongoing monitoring of data analytics. For our private fleet, local safety supervisors engage with our drivers, fleet maintenance teams and distribution center personnel to facilitate training, safe equipment, and safe loads, and our trucks are equipped with safety systems. For our stores, day-to-day safety is led by our store managers and, district-wide, by our district managers, while monthly safety meetings, safety information centers, and leadership visits provide additional opportunities to reinforce our culture of safety as well as avenues for employees to raise workplace safety concerns.

- We care about the health and well-being of our employees and their families. We offer a broad range of benefits to help them lead healthy lives at work and at home, some of which include: our medical, prescription, telemedicine, dental and vision plans; flexible spending accounts; disability insurance; paid vacation; healthy lifestyle and disease management programs; discounts for products and services; parental leave; adoption assistance; life insurance; and a variety of supplemental health and welfare programs. Eligibility and benefit levels may vary by program. Health plan participants also may

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8   https://www.dollargeneral.com/content/dam/webvisualassets/sitedownloads/Serving%20Others%20FY2021.pdf

9   https://www. businessinsider.com/dollar-store-staff-danger-crime-hotspots-discount-chains-retail-2021-10;
     https://www.propublica.org/article/how-dollar-stores-became-magnets-for-crime-and-killing;
     https://www.cnn.com/2020/06/26/business/dollar-general-robberies/index.html

opt into our Better Life Wellness program to receive access to resources designed to encourage a healthy lifestyle and improve overall health and to earn points for completing wellness activities which help participants lower their medical premium costs.

- To further support the well-being of our employees and members of their households, our Employee Assistance Program provides access to mental health, legal and financial counseling services. The program also includes unlimited access to free, online resources, as well as six private counseling sessions, per topic per year.

- We are dedicated to providing education and career growth for our employees. Among the many educational opportunities we make available to our employees, we offer a yearly tuition assistance stipend to start or complete a degree program at the higher education institution of their choice, and we offer full-time employees access to employer-paid, full tuition covered degree programs from select universities. We also partner with the American Council on Education's Learning Evaluation to provide up to nine semester credit hours towards the completion of an undergraduate degree for employees who complete our Store Manager Training program.

- We understand the importance of education not only for our employees but also for their family members. Starting on day one, Dollar General employees and immediate family members can access free, transferable college courses through our dedicated online education platform. This on-demand platform is self-paced, giving our employees and their families the flexibility to complete general education courses on their own time.

- We strive to create an environment where our employees feel respected, safe, empowered, and motivated. We regularly monitor retention and engagement levels across the organization through a variety of means, working to understand what is important to our employees and how we can best continue to meet their evolving needs.

Dollar General actively engages our employees to seek feedback and has many widely-publicized channels available for employees to raise concerns.

We work hard to advance a culture where employees feel valued, supported, and connected to our mission of Serving Others. Furthermore, the scale of our business requires the consistent implementation of an array of policies, processes and procedures, including but not limited to those pertaining to safety and employee well-being, across our more than 19,000 stores. To these ends, we engage our teams through a variety of communication tools, such as in-person and virtual CEO-led town halls, cascade meetings, engagement surveys, focus groups, communication boards, training programs, regional and national leadership meetings and our intranet site.

Employee feedback is critical to shaping enterprise-wide engagement initiatives and helping us continue to be an employer of choice. We seek to ensure that our employees have and are aware of a variety of easily-accessible means of communicating, anonymously if they wish, challenges, concerns and other feedback, including feedback relating to safety and well-being. Available channels include, among others, our open door policy, ethics hotline, employee response center, internal alternative dispute resolution, regular meetings of field operators, distribution center safety committees and various internal collaboration tools. Several of these channels are available 24 hours a day, 7 days a week. In addition, our annual DG Voice survey, periodic "pulse" surveys, onboarding and exit surveys, as well as focus groups throughout the year help provide a deeper understanding of our employee experience. In 2022, we launched additional experience surveys to re-validate the needs of our employees post-pandemic. We use survey feedback to guide efforts to enhance the employee experience and find ways to ensure all employees feel heard, supported, and valued.

Conclusion

For the reasons outlined above, our Board of Directors believes that the shareholder proposal is unnecessary and recommends that shareholders vote against Proposal 7.



AGAINST **The Board of Directors unanimously recommends that shareholders vote AGAINST Proposal 7.**

SHAREHOLDER PROPOSALS FOR 2024 ANNUAL MEETING

All shareholder proposals and notices discussed below must be mailed to Corporate Secretary, Dollar General Corporation, 100 Mission Ridge, Goodlettsville, Tennessee 37072. Shareholder proposals and director nominations that are not included in our proxy materials will not be considered at any annual meeting of shareholders unless such proposals or nominations have complied with the requirements of our Bylaws.

Shareholder Proposals

To be considered for inclusion in our proxy materials relating to the 2024 annual meeting of shareholders (the "2024 Annual Meeting"), eligible shareholders must submit proposals that comply with Rule 14a-8 under the Exchange Act and other relevant SEC regulations for our receipt by December 13, 2023.

New Business at 2024 Annual Meeting

To introduce new business outside of the Rule 14a-8 process or to nominate directors (other than a proxy access nomination, which is described below) at the 2024 Annual Meeting, or to recommend a candidate for our Nominating Committee's consideration, you must deliver written notice to us, including the information required by Rule 14a-19 under the Exchange Act, if applicable, no earlier than the close of business on February 1, 2024, and no later than the close of business on March 2, 2024, and comply with the advance notice provisions of our Bylaws. If we do not receive a properly submitted proposal by March 2, 2024, then the proxies held by our management may provide the discretion to vote against such proposal even though the proposal is not discussed in our proxy materials sent in connection with the 2024 Annual Meeting.

Proxy Access

Our Bylaws contain proxy access provisions that permit a shareholder, or a group of up to 20 shareholders, owning 3% or more of our stock continuously for at least three years, to nominate and include in our proxy materials candidates for election as directors. Such shareholder or group may nominate up to 20% of our Board, provided that the shareholder or group and the nominee(s) satisfy the requirements specified in our Bylaws. In order to be properly brought before our 2024 Annual Meeting, an eligible shareholder's notice of nomination of a director candidate pursuant to the proxy access provisions of our Bylaws must be received by us no earlier than the close of business on November 13, 2023, and no later than the close of business on December 13, 2023, and comply with the other relevant provisions of our Bylaws pertaining to proxy access nominees.

DOLLAR GENERAL®

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended February 3, 2023, or

☐   **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission file number: 001-11421

DOLLAR GENERAL CORPORATION
(Exact name of registrant as specified in its charter)

TENNESSEE	**61-0502302**
(State or other jurisdiction of	*(I.R.S. Employer*
incorporation or organization)	*Identification No.)*

100 MISSION RIDGE
GOODLETTSVILLE, TN 37072
(Address of principal executive offices, zip code)

Registrant's telephone number, including area code: **(615) 855-4000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.875 per share	DG	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐
Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock outstanding and held by non-affiliates as of July 29, 2022 was $55.9 billion calculated using the closing market price of the registrant's common stock as reported on the NYSE on such date ($248.43). For this purpose, directors, executive officers and greater than 10% record shareholders are considered the affiliates of the registrant.

The registrant had 219,108,477 shares of common stock outstanding as of March 22, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Certain of the information required in Part III of this Form 10-K is incorporated by reference to the registrant's definitive proxy statement to be filed for the Annual Meeting of Shareholders to be held on May 31, 2023.

TABLE OF CONTENTS

INTRODUCTION

General

This report contains references to years 2023, 2022, 2021, and 2020, which represent fiscal years ending or ended February 2, 2024, February 3, 2023, January 28, 2022 and January 29, 2021, respectively. Our fiscal year ends on the Friday closest to January 31. Our 2022 fiscal year consisted of 53 weeks, while each of the remaining years listed consists of 52 weeks. All of the discussion and analysis in this report should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and related notes.

Solely for convenience, our trademarks and tradenames may appear in this report without the ® or TM symbol which is not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights or the right to these trademarks and tradenames.

Cautionary Disclosure Regarding Forward-Looking Statements

We include "forward-looking statements" within the meaning of the federal securities laws throughout this report, particularly under the headings "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Note 7 – Commitments and Contingencies," among others. You can identify these statements because they are not limited to historical fact or they use words such as "may," "will," "should," "could," "can," "would," "believe," "anticipate," "project," "plan," "expect," "estimate," "goal," "seek," "ensure," "potential," "opportunity," "intend," "predict," "committed," "likely," "continue," "strive," "aim," "scheduled," "focused on," "long-term," "future," "over time," "ongoing," "uncertain," "moving forward," or "subject to" and similar expressions that concern our strategies, plans, initiatives, intentions or beliefs about future occurrences or results or other future matters. For example, all statements relating to, among others, the following are forward-looking statements:

- our projections and expectations regarding expenditures, costs, cash flows, results of operations, financial condition and liquidity;
- our expectations regarding economic and competitive market conditions;
- our plans, objectives, and expectations regarding, future operations, growth, investments and initiatives, including but not limited to our real estate, store growth and international expansion plans, store formats or concepts, shrink and damages reduction actions, planned approximately $100 million investment in our stores, and anticipated progress and impact of our strategic initiatives (including but not limited to our non-consumables and digital initiatives, DG Media Network, DG Well Being, DG Fresh, Fast Track, and pOpshelf) and our merchandising, margin enhancing, and distribution/transportation efficiency (including but not limited to self-distribution and our private fleet) and other initiatives;
- expectations regarding sales and mix of consumable and non-consumable products, customer traffic, basket size and inventory levels;
- expectations regarding inflationary and labor pressures, fuel prices, and other supply chain challenges;
- anticipated stock repurchases and cash dividends;
- anticipated borrowing under our unsecured revolving credit agreement, our 364-day unsecured revolving credit facility and our commercial paper program;
- potential impact of legal or regulatory changes or governmental assistance or stimulus programs and our responses thereto, including without limitation the potential increase of federal, state and/or local minimum wage rates/salary levels, as well as changes to certain government assistance programs, such as SNAP benefits, unemployment benefits, and economic stimulus payments, or potential changes to the corporate tax rate; and
- expected outcome or effect of pending or threatened legal disputes, litigation or audits.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause our actual results to differ materially from those which we expected. Many of these statements are derived from our operating budgets and forecasts, which are based on many detailed assumptions that we believe are reasonable. However, it is very difficult to predict the effect of known factors, and we cannot anticipate all factors that could affect future results.

Important factors that could cause actual results to differ materially from the expectations expressed or implied in our forward-looking statements are disclosed under "Risk Factors" in Part I, Item 1A and elsewhere in this document (including, without limitation, in conjunction with the forward-looking statements themselves and under the heading "Critical Accounting Policies and Estimates"). All forward-looking statements are qualified in their entirety by these and other cautionary statements that we make from time to time in our other SEC filings and public communications. You should evaluate forward-looking statements in the context of these risks and uncertainties and are cautioned not to place undue reliance on such statements. These factors may not contain all of the factors that are important to you. We cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. Forward-looking statements in this report are made only as of the date hereof. We undertake no obligation, and specifically disclaim any duty, to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

PART I

ITEM 1. BUSINESS

General

We are the largest discount retailer in the United States by number of stores, with 19,147 stores located in 47 U.S. states and Mexico as of March 3, 2023, with the greatest concentration of stores in the southern, southwestern, midwestern and eastern United States. Our first store in Mexico opened in February of 2023. We offer a broad selection of merchandise, including consumable items, seasonal items, home products and apparel. Our merchandise includes national brands from leading manufacturers, as well as our own private brand selections with prices at substantial discounts to national brands. We offer our customers these national brand and private brand products at everyday low prices (typically $10 or less) in our convenient small-box locations.

Our History

J.L. Turner founded our Company in 1939 as J.L. Turner and Son, Wholesale. We were incorporated as a Kentucky corporation under the name J.L. Turner & Son, Inc. in 1955, when we opened our first Dollar General store. We changed our name to Dollar General Corporation in 1968 and reincorporated in 1998 as a Tennessee corporation. Our common stock was publicly traded from 1968 until July 2007, when we merged with an entity controlled by investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., or KKR. In November 2009 our common stock again became publicly traded on the New York Stock Exchange under the symbol "DG", and in December 2013 the entity controlled by investment funds affiliated with KKR sold its remaining shares of our common stock.

Our Business Model

Our long history of profitable growth is founded on a commitment to a relatively simple business model: providing a broad base of customers with their basic everyday and household needs, supplemented with a variety of general merchandise items, at everyday low prices in conveniently located, small-box stores. We continually evaluate the needs and demands of our customers and modify our merchandise selections and pricing accordingly, while remaining focused on increasing profitability, cash generation and returns for our shareholders.

Our long-term operating priorities are: 1) driving profitable sales growth, 2) capturing growth opportunities, 3) enhancing our position as a low-cost operator, and 4) investing in our diverse teams through development, empowerment and inclusion. For more information on these operating priorities, see the "Executive Overview" section of Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7 of this report.

From 1990 through 2020, we achieved 31 consecutive years of positive same-store sales growth. Following unusually high sales results in 2020 during the height of the COVID pandemic, we did not achieve positive same-store sales growth in 2021. However, we achieved positive same-store sales growth once again in 2022. Notwithstanding the unusual circumstances of 2020 and 2021 resulting from the COVID pandemic, we believe that this consistent growth over many years, which has taken place in a variety of economic conditions, is a result of our compelling value and convenience proposition, although no assurances can be given that we will achieve positive same-store sales growth in any given year.

Compelling Value and Convenience Proposition. Our ability to deliver highly competitive prices in convenient locations and our easy "in and out" shopping format create a compelling shopping experience that we believe distinguishes us from other discount retailers as well as convenience, drug, grocery, online and mass merchant retailers. Our slogan "Save time. Save money. Every day!"® summarizes our appeal to customers. We believe our ability to effectively deliver both value and convenience allows us to succeed in small markets with limited shopping alternatives, as well as in larger and more competitive markets. Our value and convenience proposition is evidenced by the following attributes of our business model:

- *Everyday Low Prices on Quality Merchandise.* Our research indicates that we offer a price advantage over most food and drug retailers and that our prices are competitive with even the largest discount retailers. Our ability to offer everyday low prices on quality merchandise is supported by our low-cost operating structure and our strategy to maintain a limited number of items per merchandise category, which we believe helps us maintain strong purchasing power. We offer nationally advertised brands at these everyday low prices in addition to offering our own private brands at substantially lower prices.

- *Convenient Locations.* Our stores are conveniently located in a variety of rural, suburban and urban communities. We seek to locate our stores in close proximity to our customers, which helps drive customer loyalty and trip frequency and makes us an attractive alternative to large discount and other large-box retail and grocery stores.

- *Time-Saving Shopping Experience.* We strive to provide customers with a highly convenient, easy to navigate shopping experience. Our small-box stores make it easier to get in and out quickly, and our digital tools and offerings help drive even greater convenience and additional access points. Our product offering includes most necessities, such as basic packaged and refrigerated or frozen food and dairy products, cleaning supplies, paper products, health and beauty care items, greeting cards and other stationery items, basic apparel, housewares, hardware and automotive supplies, among others. Our convenient hours and broad merchandise offering allow our customers to fulfill their requirements for basic goods and minimize their need to shop elsewhere.

Substantial Growth Opportunities. We believe we have substantial long-term growth potential in the U.S., and we have identified significant opportunities to add new stores, including our pOpshelf concept, in both existing and new markets. In addition, we have opportunities to relocate or remodel locations within our existing store base to better serve our customers. Our pOpshelf concept represents an important growth opportunity as a unique small-box retail concept that focuses on categories such as seasonal and home décor, health and beauty, home cleaning supplies, and party and entertainment goods. We have also identified international expansion as an important growth opportunity, with an initial focus on opening and operating stores in Mexico. We opened our first Mi Súper Dollar General store in Mexico in February of 2023, and believe there is additional growth potential in Mexico in the years ahead. Our attractive store economics, including a relatively low initial investment and simple, low-cost operating model, and our variety of store formats have allowed us to grow our store base to current levels and provide us significant opportunities to continue our profitable store growth strategy.

Our Merchandise

We offer a focused assortment of everyday necessities, which we believe helps to drive frequent customer visits, and key items in a broad range of general merchandise categories. Our product assortment provides the opportunity for our customers to address most of their basic shopping needs with one trip. We offer a wide selection of nationally advertised brands from leading manufacturers. Additionally, our private brand products offer even greater value with options to purchase both products that are of comparable quality to national brands as well as opening price point items, each at substantial discounts to the national brands.

Consumables is our largest merchandise category and includes paper and cleaning products (such as paper towels, bath tissue, paper dinnerware, trash and storage bags, disinfectants, and laundry); packaged food (such as cereals, pasta, canned soups, fruits and vegetables, condiments, spices, sugar and flour); perishables (such as milk, eggs, bread, refrigerated and frozen food, beer, wine and produce); snacks (such as candy, cookies, crackers, salty snacks and carbonated beverages); health and beauty (such as over-the-counter medicines and personal care products including soap, body wash, shampoo, cosmetics, dental hygiene and foot care products); pet (such as pet supplies and pet food); and tobacco products.

Seasonal products include holiday items, toys, batteries, small electronics, greeting cards, stationery, prepaid phones and accessories, gardening supplies, hardware, automotive and home office supplies.

Home products include kitchen supplies, cookware, small appliances, light bulbs, storage containers, frames, candles, craft supplies and kitchen, bed and bath soft goods.

Apparel includes casual everyday apparel for infants, toddlers, girls, boys, women and men, as well as socks, underwear, disposable diapers, shoes and accessories.

The percentage of net sales of each of our four categories of merchandise for the fiscal years indicated below was as follows:

	2022	2021	2020
Consumables.	79.7 %	76.7 %	76.8 %
Seasonal	11.0 %	12.2 %	12.1 %
Home products	6.2 %	6.8 %	6.5 %
Apparel	3.1 %	4.3 %	4.6 %

Our seasonal and home products categories typically account for the highest gross profit margins, and the consumables category typically accounts for the lowest gross profit margin.

The Dollar General Store

The typical Dollar General store is operated by a store manager, one or more assistant store managers, and three or more sales associates. Our stores generally feature a low-cost, no frills building with limited capital requirements, low operating costs, and a focused merchandise offering within a broad range of categories, allowing us to deliver low retail prices while generating strong cash flows and capital investment returns. Our stores currently average approximately 7,500 square feet of selling space, and over 80% of our stores are located in towns of 20,000 or fewer people. Our primary new store format currently averages approximately 8,500 square feet of selling space. We generally have had good success in locating suitable store sites in the past, and we believe that there is ample opportunity for new store growth in existing and new markets. In addition, we believe we have significant opportunities available for our relocation and remodel programs.

Our store growth over the past three years is summarized in the following table:

Year	Stores at Beginning of Year	Stores Opened	Stores Closed	Net Store Increase	Stores at End of Year
2020.	16,278	1,000	101	899	17,177
2021.	17,177	1,050	97	953	18,130
2022.	18,130	1,039	65	974	19,104

Our Customers

Our customers seek value and convenience. Depending on their financial situation and geographic proximity, customers' reliance on Dollar General varies from fill-in shopping, to making periodic trips to stock up on household items, to making weekly or more frequent trips to meet most essential needs. We generally locate our stores and plan our merchandise selections to best serve the needs of our core customers, the low and fixed income households often underserved by other retailers (including grocers), and we are focused on helping them make the most of their spending dollars. At the same time, however, Dollar General shoppers from a wide range of income brackets and life stages appreciate our quality merchandise as well as our attractive value and convenience proposition.

Our Suppliers

We purchase merchandise from a wide variety of suppliers and maintain direct buying relationships with many producers of national brand merchandise. Despite our broad offering, we maintain only a limited number of items per category, allowing us to keep our average costs low. Our two largest suppliers accounted for approximately 10% and 8%, respectively, of our purchases in 2022. Our private brands come from a wide variety of suppliers. We directly imported approximately 9% of our purchases at cost in 2022.

In 2020 and 2021, COVID-19 and its impacts caused disruptions in our supply chain, at times making it more difficult to obtain certain products in sufficient quantities to meet customer demand and increasing distribution and transportation costs. We began to see normalization in the global supply chain during 2022 and anticipate continuing improvement moving forward. In situations where it becomes necessary to secure alternative sources, we may experience increased merchandise costs and supply chain lead time and expenses, a temporary reduction in store inventory levels, and reduced product selection or quality. An inability to obtain alternative sources could adversely affect our sales.

Distribution and Transportation

Our stores are currently supported by distribution centers for both refrigerated and non-refrigerated merchandise located strategically throughout our geographic footprint. We lease additional temporary warehouse space as necessary to support our distribution needs. In addition to our traditional distribution centers, we now operate multiple temperature-controlled distribution facilities in support of "DG Fresh", our strategic, multi-phased shift to self-distribution of frozen and refrigerated goods, such as dairy, deli and frozen products. We regularly analyze and rebalance the network with a goal of ensuring that it remains efficient and provides the service levels our stores require. See "—Properties" below for additional information pertaining to our distribution centers.

Most of our merchandise flows through our distribution centers and is delivered to our stores by our private fleet and by third-party trucking firms, utilizing our trailers. In addition, vendors or third-party distributors deliver or ship certain food items and other merchandise directly to our stores.

In the second half of 2022, we experienced a temporary shortage of available warehouse capacity, primarily due to delays in opening temporary warehouse space. This shortage resulted in a significant impact to our operating results due to increased costs associated with delays in unloading inventory into warehouse space, as well as inefficiencies in moving goods throughout our internal supply chain. With the opening of three permanent distribution facilities in the fourth quarter of 2022, significant warehouse capacity is now available and has relieved the vast majority of these constraints.

Seasonality

The nature of our business is somewhat seasonal. Generally, our operating profit has been greater in the fourth quarter, which includes the Christmas selling season, as compared with operating profit in each of the first three quarters of our fiscal year. In addition, our quarterly results can be affected by the timing of certain holidays, new store openings, remodels, relocations, store closings, and weather patterns. See "Item 7. Management's Discussion & Analysis of Financial Condition and Results of Operation" for further discussion of seasonality.

Our Competition

We operate in the basic discount consumer goods market, which is highly competitive with respect to price, customers, store location, merchandise quality, assortment and presentation, service offerings, in-stock consistency, customer service, promotional activity, employees, and market share. We compete with discount stores and many other retailers, including mass merchandise, warehouse club, grocery, drug, convenience, variety, online, and certain specialty stores. These other retail companies operate stores in many of the areas where we operate, and many of them engage in extensive advertising and marketing efforts. Our direct competitors include Family Dollar, Dollar Tree, Big Lots, 99 Cents Only and various local, independent operators, as well as Walmart, Target, Kroger, Aldi, Walgreens, CVS, and Rite Aid, among others. Certain of our competitors have greater financial, distribution, marketing and other resources than we do and may be able to secure better arrangements from suppliers than we can. Competition is intense and we believe it will continue to be so, with certain competitors reducing their store locations while others move into or increase their presence in our geographic and product markets and increase the availability of mobile, web-based and other digital technology to facilitate a more convenient and competitive online and in-store customer shopping experience.

We believe that we differentiate ourselves from other forms of retailing by offering competitive prices in a convenient, small-store format. We are able to maintain competitive prices due in part to our low-cost operating structure and the relatively limited assortment of products offered. Purchasing large volumes of merchandise within our focused assortment in each merchandise category allows us to keep our average product costs low, contributing to our ability to offer competitive everyday low prices to our customers. See "—Our Business Model" above and "Item 1A. Risk Factors" for further discussion of our competitive situation.

Our Intellectual Property

We own marks that are registered with the United States Patent and Trademark Office and are protected under applicable intellectual property laws, including, without limitation, Dollar General®, DG®, Clover Valley®, trueliving®, and pOpshelf® along with variations and formatives of these trademarks. We attempt to obtain registration of our trademarks whenever practicable and to pursue vigorously any infringement of those marks. Our trademark registrations have various expiration dates; however, assuming that the trademark registrations are properly renewed, they have a perpetual duration. We also hold an exclusive license to the Rexall brand through at least March 5, 2029 and the Believe Beauty brand through at least March 18, 2025.

Human Capital Resources

At Dollar General, a foundational element in how we operate is exemplified in our fourth operating priority – Investing in our diverse teams through development, empowerment and inclusion. Building on our core value of respecting the dignity and differences of others, our goal is to create a work environment where each employee is encouraged and empowered to bring their unique perspective and voice to work each day. Based on a talent philosophy of "Attract, Develop, and Retain", whether an individual works in a store, a distribution center, our store support center or our international offices, over the last 80+ years, we have helped millions of individuals start and progress in their careers, providing employees with numerous opportunities to gain new skills and develop their talents, supported by our award-winning training and development programs.

Attract

We seek to provide market competitive compensation and benefits packages that attract talent to the organization and then retain and incent employees for performance. Although eligibility for and the level of benefits vary depending on the employee's full-time or part-time status, compensation level, date of hire, and/or length of service, the broad range of benefits we provide or make available may include: medical, prescription, telemedicine, dental and vision plans; flexible spending accounts; disability insurance; 401(k) plan; paid vacation; employee assistance program with access to legal assistance and counseling; healthy lifestyle and disease management programs; education assistance benefits; parental leave; adoption assistance; service award recognition; and a broad range of discounts for other products and services. To help measure the success of our overall employee compensation and benefits programs, we monitor employee applicant flow and staffing levels across the organization, as well as employee turnover, particularly at the store manager level.

Develop

As a testament to our employee development efforts, in February 2021 we were inducted into Training magazine's Hall of Fame, following two consecutive years as the magazine's top training and development program and rounding out 10 consecutive years among its Top 100 list. In 2022, we estimate we invested over four million training hours in our employees to promote their education and development.

We enhance our development programs each year based on the current needs of our employees and the business. We offer a variety of differentiated programs, including mentorship, cohorts, and leader-led and experiential opportunities to ensure there is a path of development for all employees.

Our internal promotion rate helps us measure the success of our development programs. As of March 3, 2023, we employed more than 170,000 full-time and part-time employees, including divisional and regional managers, district managers, store managers, other store personnel, and distribution center, fleet and administrative personnel. As of the end of 2022, more than 70% of store managers and thousands of additional employees, including several members of our senior leadership, have been promoted from within our organization.

Retain

We strive to create an environment where our employees feel respected, safe, empowered, and valued. We regularly monitor retention and engagement levels across the organization through a variety of means, working to understand what is important to our employees and how we can best continue to meet their evolving needs.

Compliance with Governmental Regulations

Our operations are subject to the applicable federal, state, local and foreign laws, rules, and regulations of the jurisdictions in which we operate or conduct business. These laws, rules and regulations relate to, among other things, the sale of products, including without limitation product and food safety, marketing and labeling; information security and privacy; labor and employment; employee wages and benefits; health and safety; real property; public accommodations; anti-bribery; financial reporting and disclosure; pricing; antitrust and fair competition; anti-money laundering; transportation; imports and customs; intellectual property; taxes; and environmental compliance.

We routinely incur significant compliance related costs, both direct and indirect, including investments in store standards and labor such as our approximately $100 million investment planned for 2023, which we believe to be material. Although we can make no guarantees that other future such costs will not be material, to date, other than the investment referenced above, compliance with these laws, rules and regulations has not had a material effect on our capital expenditures, earnings or competitive position. Many of our entry-level store employees are paid at rates in line with the applicable state minimum wage, and consequently, in certain situations, increases to such wage rates have increased our labor costs. If federal, state and/or local minimum wage rates/salary levels were to increase significantly and/or rapidly, compliance with such increases could adversely affect our earnings. Additionally, if significant changes in the federal, state or foreign corporate tax rates occur in the future, such change could adversely affect our overall effective tax rate and earnings. See "Item 1A. Risk Factors" for additional information regarding government regulations that could impact our business.

Available Information

Our Internet website address is www.dollargeneral.com. The information on our website is not incorporated by reference into, and is not a part of, this Form 10-K. We file with or furnish to the Securities and Exchange Commission (the "SEC") annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, proxy statements and annual reports to shareholders, and, from time to time, registration statements and other documents. These documents are available free of charge to investors on or through the Investor Information section of our website (https://investor.dollargeneral.com) as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers, such as Dollar General, that file electronically with the SEC. The address of that website is http://www.sec.gov.

ITEM 1A.   RISK FACTORS

Investment in our Company involves risks. You should carefully consider the risks described below and the other information in this report and other filings that we make from time to time with the SEC, including our consolidated financial statements and accompanying notes. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or liquidity. These risks are not the only risks we face. Our business, financial condition, results of operations or liquidity could also be adversely affected by additional factors that apply to all companies generally or by risks not currently known to us or that we currently view to be immaterial. We can provide no assurance and make no representation that our risk mitigation efforts, although we believe they are reasonable, will be successful.

Business, Strategic and Competitive Risks

Economic factors may reduce our customers' spending, impair our ability to execute our strategies and initiatives, and increase our costs and expenses, which could result in materially decreased sales and/or profitability.

Many of our customers have fixed or low incomes and limited discretionary spending dollars. Any factor that could adversely affect their disposable income could decrease our customers' spending or cause them to shift their spending to our lower margin product choices, which could result in materially decreased sales and/or profitability. Factors that could reduce our customers' disposable income include but are not limited to high unemployment or underemployment levels or decline in real wages; inflation; pandemics (such as the COVID-19 pandemic); higher fuel, energy, healthcare and housing costs; higher interest rates, consumer debt levels, and tax rates; lack of available credit; tax law changes that negatively affect credits and refunds; and decreases in, or elimination of, government assistance programs or subsidies such as unemployment, food/nutrition assistance programs, and economic stimulus payments.

Many of the economic factors listed above, as well as commodity rates; transportation, lease and insurance costs; wage rates (including the heightened possibility of increased federal, state and/or local minimum wage rates); foreign exchange rate fluctuations; measures that create barriers to or increase the costs of international trade (including increased import duties or tariffs); changes in applicable laws and regulations (including tax laws related to the corporate tax rate); and other economic factors, also could impair our ability to successfully execute our strategies and initiatives, as well as increase our cost of goods sold and selling, general and administrative expenses (including real estate costs), and may have other adverse consequences that we are unable to fully anticipate or control, all of which may materially decrease our sales or profitability.

Inflation in the United States rose significantly in 2022, primarily believed to be the result of the economic impacts from the COVID-19 pandemic, including the global supply chain disruptions, strong economic recovery and associated widespread demand for goods, and government stimulus packages, among other factors. While we believe the growth rate of inflation is beginning to moderate, if inflation continues to increase, we may not be able to adjust prices sufficiently to offset the effect without negatively impacting customer demand or our gross margin. Additionally, to the extent that these inflationary pressures result in a recessionary environment, we may experience material adverse effects on our business, results of operations and cash flows.

Our plans depend significantly on strategies, initiatives and investments designed to increase sales and profitability and improve the efficiencies, costs and effectiveness of our operations, and failure to achieve or sustain these plans could materially affect our results of operations.

We have short-term and long-term strategies, initiatives and investments (such as those relating to merchandising, real estate and new store development, international expansion, store formats and concepts, digital, marketing, health services, shrink, damages, sourcing, private brand, inventory management, supply chain, private fleet, store operations, expense reduction, and technology) in various stages of testing, evaluation, and implementation, which are designed to continue to improve our results of operations and financial condition. The effectiveness of these initiatives is inherently uncertain, even when tested successfully, and is dependent on consistency of training and execution, workforce stability, ease of execution and scalability, and the absence of offsetting factors that can influence results adversely. The number and diverse geographic locations of our stores and distribution centers and our decentralized field management also contribute to the challenging nature of these factors. Other risk factors described herein also could negatively affect general implementation. Failure to achieve successful or cost-effective implementation of our initiatives could materially and adversely affect our business, results of operations and financial condition.

The success of our merchandising initiatives, particularly our non-consumable initiatives (including our new pOpshelf concept) and efforts to increase sales of higher margin products within the consumables category, further depends in part upon our ability to predict the products that our customers will demand and to identify and timely respond to evolving trends in consumer preferences and demographic mixes in our markets. If we are unable to select and timely obtain products that are attractive to customers and at costs that allow us to sell them at an acceptable profit, or to effectively market such products, it could result in materially decreased sales and profitability. Despite these initiatives, since the first quarter of 2022, we have experienced a sales mix trend reversion from non-consumables to consumables exceeding pre-pandemic levels.

The success of our Fast Track initiative, which is designed to enhance our in-store labor productivity, on-shelf availability and customer convenience, further depends in part on successful acquisition, implementation and maintenance of the necessary hardware and new point of sale software, continued customer interest in and adoption of self-checkout, our ability to gain cost efficiencies and control shrink levels from the initiative, and vendor cooperation. The success of DG Media Network, which is our platform for connecting brand partners with our customers to drive even greater value for each, further depends on our ability to successfully gather target customer audiences that deliver consistent, predictable and beneficial returns on advertising spending so as to generate interest and demand from our brand partners, as well as to properly handle and secure all sensitive customer data.

We face intense competition that could limit our growth opportunities and materially and adversely affect our results of operations and financial condition.

The retail business is highly competitive with respect to price, customers, store location, merchandise quality, product assortment and presentation, service offerings, product sourcing and supply chain capacity, in-stock consistency, customer service, ease of shopping experience, promotional activity, employees, and market share. We compete with discount stores and many other retailers, including mass merchandise, warehouse club, grocery, drug, convenience, variety, online retailers, and certain specialty stores. To maintain our competitive position, we may be required to lower prices, either temporarily or permanently, and may have limited ability to increase prices in response to increased costs, resulting in lower margins and reduced profitability. Certain of our competitors have greater financial, distribution, marketing and other resources, and may be able to secure better arrangements with suppliers, than we.

Competition is intense, and is expected to continue to be so, with certain competitors reducing their store locations while others enter or increase their presence in our geographic and product markets (including through the expansion of availability of delivery services) and expand availability of mobile, web-based and other digital technologies to facilitate a more convenient and competitive online and in-store shopping experience. If our competitors or others were to enter our industry in a significant way, including through alliances or other business combinations, it could significantly alter the competitive dynamics of the retail marketplace and result in competitors with greatly improved competitive positions, which could materially affect our financial performance. Our ability to effectively compete will depend substantially upon our continued ability to develop and execute compelling and cost-effective strategies and initiatives. If we fail to anticipate or respond effectively to competitive pressures and industry changes, it could materially affect our results of operations and financial condition.

Operational Risks

If we cannot timely and cost-effectively execute our real estate projects and meet our financial expectations, or if we do not anticipate or successfully address the challenges imposed by our expansion, including into new countries or domestic markets, states, or urban or suburban areas, it could materially impede our planned future growth and our profitability.

Delays in or failure to complete a significant portion of our real estate projects, or failure to meet our financial expectations for these projects, could materially and adversely affect our growth and our profitability. Our ability to timely open, relocate and remodel profitable stores and expand into additional market areas is a key component of our planned future growth and may depend in part on: the availability of suitable store locations and capital funding; the absence of entitlement process, permitting or occupancy delays, including zoning restrictions and moratoria on small box discount retail development such as those passed by certain local governments in areas where we operate or seek to operate; supply chain volatility resulting in delivery delays, and in some cases, lack of availability of store equipment, building materials, and store merchandise for resale; the ability to negotiate acceptable lease and development terms (for example, real estate development requirements and cost of building materials and labor), to cost-effectively hire and train qualified new personnel, especially store managers, and to identify and accurately assess sufficient customer demand; and general economic conditions. While we continued to experience certain of these factors at heightened levels in 2022, to date, they have not materially impaired our ability to complete our planned real estate projects or growth, and thus, have not had a material adverse effect on our financial performance. However, if the levels which we have experienced escalate for an extended period of time, we expect that they could have a material adverse effect on our ability to complete our future planned real estate projects or growth, and in turn, a material adverse effect on our financial performance.

We also may not anticipate or successfully address all of the challenges imposed by the expansion of our operations (including our new pOpshelf store concept), including into new countries or domestic markets, states or urban or suburban areas where we have limited or no meaningful experience or brand recognition. Those areas may have different regulatory environments, competitive and market conditions, consumer tastes and discretionary spending patterns than our existing markets, as well as higher cost of entry and operating costs. These factors may cause our new stores to be less profitable than stores in our existing markets, which could slow future growth in these areas. In addition, many new stores will be located in areas where we have existing stores, which inadvertently may temporarily or permanently divert a larger than anticipated number of customers and sales from our existing stores, thereby adversely affecting our overall financial performance.

Inventory shrinkage and damages may negatively affect our results of operations and financial condition.

We experience significant inventory shrinkage and damages. Although some level of inventory shrinkage and damages is an unavoidable cost of doing business, higher rates of inventory shrinkage and damages or increased security or other costs to combat inventory theft could adversely affect our results of operations and financial condition. During 2022, our inventory shrink levels returned to pre-COVID-19 levels, and higher damages also impacted our results. There can be no assurance that we will be successful in our efforts to contain or reduce inventory shrinkage and damages.

Our cash flows from operations, profitability and financial condition may be negatively affected if we are not successful in managing our inventory balances.

Our inventory balance represented approximately 53% of our total assets exclusive of goodwill, operating lease assets, and other intangible assets as of February 3, 2023. Efficient inventory management is a key component of our business success and profitability. We must maintain sufficient inventory levels and an appropriate product mix to meet our customers' demands without allowing those levels to increase such that the costs to store and hold the goods unduly impacts our financial results or increases the risk of inventory shrinkage or damages. If we do not accurately predict customer trends, spending levels, or price sensitivity, we may have to take unanticipated markdowns to dispose of the excess inventory, which also can adversely affect our financial results. We continue to focus on ways to reduce these risks, but we cannot make assurances that we will be successful in our inventory management. If we are not successful in managing our inventory balances, our cash flows from operations and financial condition may be negatively affected.

Failure to maintain the security of our business, customer, employee or vendor information or to comply with privacy laws could expose us to litigation, government enforcement actions and costly response measures, and could materially harm our reputation and affect our business and financial performance.

In connection with sales, we transmit confidential credit and debit card information which is encrypted using point-to-point encryption. We also have access to, collect or maintain certain private or confidential information regarding our customers, employees and their dependents, and vendors, as well as our business. Some of this information is stored electronically in connection with our e-commerce and mobile applications, some of which may leverage third-party service providers. Additionally, we may share information with and depend upon select vendors to assist us in conducting our business. While we have implemented procedures and technology intended to protect such information and require appropriate controls of our vendors, external attackers could compromise such controls and result in unauthorized disclosure of such information, as attacks are becoming increasingly sophisticated, may include attacks on our third-party business partners, and do not always or immediately produce detectable indicators of compromise. Moreover, inadvertent or malicious internal personnel actions could result in a defeat of security measures and a compromise of our or our third-party vendors' information systems. Furthermore, if a vendor is the victim of a cyberattack, including a ransomware attack, such attack could have a corresponding material effect on our ability to do business with that vendor or to receive information that may be required to timely prepare our financial statements. Due to the political tensions involving China and the conflict between Russia and Ukraine, there is an increased likelihood that escalation of tensions could result in cyberattacks that could directly or indirectly impact our operations. Like other retailers, we and our vendors have experienced threats to, and incidents involving, data and systems, including by perpetrators of attempted random or targeted malicious attacks; computer malware, ransomware, bots, or other destructive or disruptive software; and attempts to misappropriate our information and cause system failures and disruptions, although to date none have been material to our business. If attackers obtain customer, employee or vendor passwords through unrelated third-party breaches, and if impacted customers, employees, or vendors do not employ good online security practices (e.g., use the same password across different sites or do not use multifactor authentication), these passwords could be used to gain access to their information or accounts with us in certain situations.

Because we accept debit and credit cards for payment, we are subject to industry data protection standards and protocols, such as the Payment Card Industry Data Security Standards, issued by the Payment Card Industry Security Standards Council. Nonetheless, we may be vulnerable to, and unable to detect and appropriately respond to, cardholder data security breaches and data loss, including successful attacks on applications, systems, or networks.

A significant security breach of any kind experienced by us or one of our vendors, which could be undetected for a period of time, or a significant failure by us or one of our vendors to comply with applicable privacy and information security laws, regulations and standards could expose us to risks of data loss, litigation, government enforcement actions, fines or penalties, credit card brand assessments, negative publicity and reputational harm, business disruption and costly response measures (e.g., providing notification to, and credit monitoring services for, affected individuals, as well as further upgrades to our security measures; procuring a replacement vendor if one of our current vendors is unable to fulfill its obligations to us due to a cyberattack or incident) which may not be covered by or may exceed the coverage limits of our insurance policies, and could materially disrupt our operations. Any resulting negative publicity could significantly harm our reputation which could cause us to lose market share as a result of customers discontinuing the use of our e-commerce and mobile applications or debit or credit cards in our stores or not shopping in our stores altogether and could materially and adversely affect our business and financial performance.

Material damage or interruptions to our information systems as a result of external factors, staffing shortages or challenges in maintaining or updating our existing technology or developing or implementing new technology could materially and adversely affect our business and results of operations.

We depend on a variety of information technology systems, including systems owned and managed by third-party vendors, for the efficient functioning of our business, including, without limitation, transaction processing and the management of our employees, facilities, logistics, inventories, stores and customer-facing digital applications and operations. Our technology initiatives may not deliver desired results or may do so on a delayed schedule. Additionally, such systems are subject to damage or interruption from power surges and outages, facility damage, physical theft, computer and telecommunications failures, inadequate or ineffective redundancy, malicious code (including malware, ransomware, or similar), successful attacks (e.g., account compromise; phishing; denial of service; and application, network or system vulnerability exploitation), software upgrade failures or code defects, natural disasters and human error. Due to the political tensions involving China and the conflict between Russia and Ukraine, there is an increased likelihood that escalation of tensions could result in cyberattacks that could either directly or indirectly impact our operations. Design defects, damage to, or interruption to these systems may require a significant investment to repair or replace, disrupt our operations and affect our ability to meet business and reporting requirements, result in the loss or corruption of critical data, and harm our reputation, all of which could materially and adversely affect our business or results of operations.

We also rely heavily on our information technology staff. Failure to meet these staffing needs may negatively affect our ability to fulfill our technology initiatives while continuing to provide maintenance on existing systems. We rely on third parties to maintain and periodically upgrade many of these systems so that they can continue to support our business. We license the software programs supporting many of our systems from independent software developers. The inability or failure of these vendors, developers or us to continue to maintain and upgrade these systems and software programs could disrupt or reduce the efficiency of our operations or retain vulnerability exploitation risk if we were unable to convert to alternate systems in an efficient and timely manner and could expose us to greater risk of a successful attack. In addition, costs and delays associated with the implementation of new or upgraded systems and technology, including the migration of applications to the cloud or our current implementation of our new point of sale system, or with maintenance or adequate support of existing systems also could disrupt or reduce the efficiency of our operations, fail to operate as designed, result in the potential loss or corruption of data or information, disrupt operation, inhibit our ability to innovate, and affect our ability to meet business and reporting requirements and adversely affect our profitability.

A significant disruption to our distribution network, the capacity of our distribution centers or the timely receipt of inventory could adversely affect sales or increase our transportation costs, which would decrease our profitability.

We rely on our distribution and transportation network to provide goods to our stores timely and cost-effectively. Using various transportation modes, including ocean, rail, and truck, we and our vendors move goods from vendor locations to our distribution centers and our stores. Any disruption, unanticipated or unusual expense or operational failure related to this process could negatively impact sales and profits. In 2022, we experienced increased fuel costs; inventory receipt and delivery delays; earlier than expected receipt of seasonal inventory leading to capacity constraints that were exacerbated by unexpected delays in acquiring additional temporary warehouse space sufficient for our inventory needs; and increases in transportation costs (including increased import freight costs and carrier and driver wages) as a result of capacity rightsizing, port congestion, and labor shortages. These challenges resulted in materially higher than anticipated supply chain costs in 2022, including detention fees incurred for delays in returning shipping containers, higher temporary storage and transportation costs and labor, which in turn, had a material adverse impact on our business, results of operations, and financial condition. Labor shortages or work stoppages or slowdowns in the transportation industry or disruptions to the national and international transportation infrastructure that necessitate our securing alternative labor or shipping suppliers could also increase our costs or otherwise negatively affect our business.

We maintain a network of distribution facilities and are moving forward with plans to build or lease new facilities (including temperature-controlled distribution centers) to support our growth objectives and strategic initiatives. Delays in opening such facilities could adversely affect our financial performance by slowing store growth (including accelerated pOpshelf store growth plans) or the rollout/development of certain strategic initiatives, which may in turn reduce revenue growth and/or profitability, or by increasing transportation and product costs. In addition, distribution-related construction or expansion projects entail risks that could cause delays and cost overruns, such as: availability of temperature-controlled distribution centers and refrigerated transportation equipment; shortages of materials or skilled labor; work stoppages; unforeseen construction, scheduling, engineering, environmental or geological problems; weather interference; fires or other casualty losses; and unanticipated cost increases. For these reasons, the completion date and ultimate cost of these projects could differ significantly from initial expectations, and we cannot guarantee that any project will be completed on time or within established budgets.

Risks associated with or faced by our suppliers could adversely affect our financial performance.

We source our merchandise from a wide variety of domestic and international suppliers, and we depend on them to supply merchandise in a timely and efficient manner and in the large volumes that we may require. In 2022, our two largest suppliers accounted for approximately 10% and 8% respectively, of our purchases. If one or more of our current sources of supply became unavailable, we believe we generally would be able to obtain alternative sources, but it could increase our merchandise costs and supply chain lead time and expenses, result in a temporary reduction in store inventory levels, and reduce the selection and quality of our merchandise. An inability to obtain alternative sources could materially decrease our sales. Additionally, if a supplier fails to deliver on its commitments, we could experience merchandise out-of-stocks that could lead to lost sales and reputational harm. Further, failure of suppliers to meet our compliance protocols could prolong our procurement lead time, resulting in lost sales and adverse margin impact.

We directly imported approximately 9% of our purchases (measured at cost) in 2022, but many of our domestic vendors directly import their products or components of their products. Changes to the prices and flow of these goods often are for reasons beyond our control, such as political or civil unrest, acts of war, disruptive global political events (for example, political tensions involving China and the current conflict between Russia and Ukraine), currency fluctuations, disruptions in maritime lanes, port labor disputes, economic conditions and instability in countries in which foreign suppliers are located, the financial instability of suppliers, suppliers' failure to meet our terms and conditions or our standards, issues with our suppliers' labor practices or labor problems they may experience (such as strikes, stoppages or slowdowns, which could also increase labor costs during and following the disruption), the availability and cost of raw materials, pandemic outbreaks, merchandise quality or safety issues, transport availability and cost, increases in wage rates and taxes, transport security, inflation, and other factors relating to suppliers and the countries in which they are located or from which they import. Such changes could adversely affect our operations and profitability.

While we are working to diversify our sources of imported goods to include Southeast Asia, India, South America and Mexico, a substantial amount of our imported merchandise comes from China, and thus, a change in the Chinese leadership, the effects of pandemic outbreaks, economic and market conditions, internal economic stimulus actions, or currency or other policies, as well as trade and other relations between China and the United States and increases in costs of labor, could negatively impact our merchandise costs. In addition, the United States' foreign trade policies, duties, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries (particularly China) and entities, import limitations on certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade and port labor agreements are beyond our control. These and other factors affecting our suppliers and our access to products could adversely affect our business and financial performance. If we increase our product imports from foreign vendors, the risks associated with these imports also will increase, and we may be exposed to additional or different risks as we increase imports of goods produced in countries other than China.

Natural disasters and unusual or extreme weather conditions (whether or not caused by climate change), pandemic outbreaks or other health crises, political or civil unrest, acts of war, violence or terrorism, and disruptive global political events could disrupt business and result in lower sales and/or profitability and otherwise adversely affect our financial performance.

The occurrence of one or more natural disasters, such as hurricanes, fires, floods, tornadoes and earthquakes, unusual or extreme weather conditions, pandemic outbreaks or other health crises (for example, the COVID-19 pandemic), political or civil unrest, acts of war, violence or terrorism (including within our stores, distribution centers or other Company property), or disruptive global political events (for example, the political tensions involving China and the current conflict between Russia and Ukraine) or similar disruptions could adversely affect our reputation, business and financial performance. If any of these events result in the closure, or a limitation on operating hours, of one or more of our distribution centers, a significant number of stores, our sourcing offices, our corporate headquarters or data center or impact one or more of our key suppliers, our operations and financial performance could be materially and adversely affected through an inability or reduced ability to make deliveries, process payroll or provide other support functions to our stores and through lost sales. These events also could affect consumer shopping patterns or prevent customers from reaching our stores, which could lead to lost sales and higher markdowns, or result in increases in fuel or other energy prices, fuel shortage(s), new store or distribution center opening delays, the temporary lack of an adequate work force in a market, the temporary or long-term disruption of product availability in our stores, the temporary or long-term inability to obtain or access technology needed to effectively run our business, disruption of our utility services or information systems, and damage to our reputation. For example, in 2022, Winter Storm Elliott had a significant impact on our fourth quarter results because of lost sales, increased damages and increased markdowns. These events may also increase the costs of insurance if they result in significant loss of property or other insurable damage by us or in the market more generally.

Furthermore, the long-term impacts of global climate change present the possibility of both physical risks (such as extreme weather conditions or rising sea levels) and transition risks (such as regulatory or technology changes), which may be widespread and unpredictable. Over time, these changes, as well as regulatory efforts related thereto, could affect, for example, the availability and cost of products, commodities and energy (including utilities), which in turn may impact our ability to procure goods and services required for the operation of our businesses at the quantities and levels we require. In addition, our operations and facilities may be located in areas impacted by the physical risks of climate change, and we face the risk of losses incurred as a result of physical damage to stores, distribution centers, or our corporate offices, as well as loss or spoilage of inventory and business interruption caused by such events. We also use natural gas, diesel fuel and gasoline and electricity in our operations, all of which could face increased regulation relating to climate change or other environmental concerns. Regulations limiting greenhouse gas emissions and energy inputs may also increase in coming years, which may increase our costs associated with compliance and merchandise. These events and their impacts could otherwise disrupt and adversely affect our operations and could materially adversely affect our financial performance.

Product liability, product recall or other product safety or labeling claims could adversely affect our business, reputation and financial performance.

We depend on our vendors to ensure that the products we buy from them comply with applicable product safety and labeling laws and regulations and to inform us of all applicable restrictions on the sale of such products. Nonetheless, product liability, personal injury or other claims may be asserted against us relating to alleged product contamination, tampering, expiration, mislabeling, recall and other safety or labeling issues, including those relating to products that we may self-distribute through our DG Fresh initiative.

We seek but may not be successful in obtaining contractual indemnification and insurance coverage for product-related claims and issues from our vendors. If we do not have adequate contractual indemnification or insurance available, or our vendors fails to adhere to their obligations to us, such claims could materially and adversely affect our business, financial condition and results of operations. Our ability to obtain indemnification from foreign vendors may be hindered by our ability to obtain jurisdiction over them to enforce contractual obligations. Even with adequate insurance and indemnification, such claims could significantly harm our reputation and consumer confidence in our products and we could incur significant litigation expenses, which also could materially affect our results of operations even if a product liability claim is unsuccessful or not fully pursued.

Our current insurance program may expose us to unexpected costs and negatively affect our financial performance.

Our insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions that we believe are prudent based on our operations. However, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war, certain crimes (including employee crime), certain wage and hour and other employment-related claims and litigation, actions based on certain consumer protection laws, and some natural and other disasters or similar events. If we incur material uninsured losses, our financial performance could suffer. Certain material events have resulted, and may result again in the future, in sizable losses for the insurance industry and adversely affect the availability of adequate insurance coverage or result in excessive premium increases. To offset negative insurance market trends, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage. In addition, we self-insure a significant portion of expected losses under our workers' compensation, automobile liability, general liability (including claims made against certain of our landlords), property loss, and group health insurance programs. Significant changes in actuarial assumptions and management estimates underlying our recorded liabilities for these losses, including any expected increases in medical and indemnity costs, could result in materially different expenses than expected under these programs, which could materially and adversely affect our results of operations and financial condition. Although we maintain property insurance to cover insurable losses resulting from, for example, fires and storms, at our store support center and distribution centers, we are effectively self-insured for other property losses. If we experience a greater number of these self-insured losses than we anticipate, our financial performance could be adversely affected.

Failure to attract, develop and retain qualified employees while controlling labor costs, as well as other labor issues, including employee safety issues, could adversely affect our financial performance.

Our future growth and performance, positive customer experience and legal and regulatory compliance depends on our ability to attract, develop, retain and motivate qualified employees while operating in an industry challenged by historically high rates of employee turnover. Our ability to meet our labor needs, while controlling our labor costs, is subject to many external factors, including competition for and availability of qualified personnel, unemployment levels, wage rates and salary levels (including the heightened possibility of increased federal, state and/or local minimum wage rates/salary levels), health and other insurance costs, changes in employment and labor laws or other workplace regulations (including those relating to employee benefit programs such as health insurance and paid leave programs), employee activism, employee safety issues, employee expectations and productivity, and our reputation and relevance within the labor market. If we are unable to attract, develop and retain adequate numbers of qualified employees, our operations, customer service levels, legal and regulatory compliance, and support functions could suffer. In addition, to the extent a significant portion of our employee base unionizes, or attempts to unionize, our labor and other related costs could increase, and it is possible that federal agencies may adopt or impose regulatory or other changes to existing law that could facilitate union organizing. Our ability to pass along labor and other related costs to our customers is constrained by our everyday low price model, and we may not be able to offset such increased costs elsewhere in our business.

Our success depends on our executive officers and other key personnel. If we lose key personnel or are unable to hire additional qualified personnel, our business may be harmed.

Our future success depends to a significant degree on the skills, experience and efforts of our executive officers and other key personnel. The unexpected loss of the services of any of such persons could adversely affect our operations. There can be no assurance that our executive succession planning, retention or hiring efforts will be successful. Competition for skilled and experienced management personnel is intense, and a failure to attract and retain new qualified personnel or our inability to enforce non-compete agreements that we have in place with our management personnel could adversely affect our operations.

Our private brands may not be successful in improving our gross profit rate at our expected levels and may increase certain of the risks we face.

The sale of private brand items is an important component of our sales growth and gross profit rate enhancement plans. Broad market acceptance of our private brands depends on many factors, including pricing, quality, customer perception, and timely development and introduction of new products. We cannot give assurance that we will achieve or maintain our expected level of private brand sales. The sale and expansion of these offerings also subjects us to or increases certain risks, such as: product liability claims and product recalls; disruptions in raw material and finished product supply and distribution chains; inability to successfully protect our proprietary rights; claims related to the proprietary rights of third parties; supplier labor and human rights issues, and other risks generally encountered by entities that source, sell and market exclusive branded offerings for retail. Failure to appropriately address these risks could materially and adversely affect our private brand initiatives, reputation, results of operations and financial condition.

Because our business is somewhat seasonal, adverse events during the fourth quarter could materially affect our financial statements as a whole.

Primarily because of sales of Christmas-related merchandise, our most profitable sales mix generally occurs in the fourth quarter. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory, and if sales fall below seasonal norms or our expectations it could result in unanticipated markdowns. Adverse events, such as deteriorating economic conditions, high unemployment rates, high gas or energy prices, transportation disruptions, or unusual or unanticipated adverse weather could result in lower-than-planned sales during the Christmas selling season, which in turn could reduce our profitability and otherwise adversely affect our financial performance and operating results. For example, in 2022, Winter Storm Elliott had a significant impact on our fourth quarter results, specifically lost sales and higher than anticipated damages and markdowns.

Failure to protect our reputation could adversely affect our business.

Our success depends in part on the protection of the reputation of Dollar General and the products and services we sell, including our private brands. Failure to comply or accusation of failure to comply, even if unfounded, with ethical, social, product, labor, data privacy, consumer protection, safety, environmental and other applicable standards could jeopardize our reputation and potentially lead to various adverse consumer, shareholder or non-governmental organization (NGO) actions, litigation and governmental investigations and/or require a costly response. In addition, our position or perceived lack of position on certain issues (e.g., public policy, social, or environmental issues), and any perceived lack of transparency about such matters, could harm our reputation and potentially lead to adverse consumer, shareholder or NGO actions, including negative public statements. Similar incidents or factors involving vendors and other third parties with whom we conduct business also may affect our reputation. Public comments on social media, whether or not they are accurate, have the potential to quickly influence negative perceptions of Dollar General or our goods and services, including our private brands. Any failure, or perceived failure, to meet any of our published ESG-related aspirations or goals, which is often outside of our control, could adversely affect public perception of our business, employee morale or customer or shareholder support. Negative reputational incidents could adversely affect our business through lost sales, loss of new store and development opportunities, or employee retention and recruiting difficulties.

Regulatory, Legal, Compliance and Accounting Risks

A significant change in governmental regulations and requirements could materially increase our cost of doing business, and noncompliance with governmental regulations could materially and adversely affect our financial performance.

We routinely incur significant costs in complying with numerous and frequently changing laws and regulations. The complexity of this regulatory environment and related compliance costs continue to increase due to additional legal and regulatory requirements, our expanding operations, and increased regulatory scrutiny and enforcement efforts. New or revised laws, regulations, orders, policies and related interpretations and enforcement practices, particularly those dealing with the sale of products, including without limitation, product and food safety, marketing, labeling or pricing; information security and privacy; labor and employment; employee wages and benefits; health and safety; imports and customs; taxes; bribery; climate change; and environmental compliance, may significantly increase our expenses or require extensive system and operating changes that could materially increase our cost of doing business. In 2023, we plan to invest approximately $100 million, which we believe to be material, in our stores, primarily in the form of labor, to enhance store standards, our compliance efforts and the employee and customer experience. Violations of applicable laws and regulations or untimely or incomplete execution of a required product recall can result in significant penalties (including loss of licenses, eligibility to accept certain government benefits such as SNAP or significant fines), class action or other litigation, governmental investigation or action and reputational damage. Additionally, changes in tax laws (including those related to the federal, state or foreign corporate tax rate), the interpretation of existing laws, or our failure to sustain our reporting positions on examination could adversely affect our overall effective tax rate, or in the case of the recently enacted stock buyback excise tax, our cash flows. Furthermore, significant and/or rapid increases to federal, state and/or local minimum wage rates/salary levels could adversely affect our earnings if we are not able to otherwise offset these increased labor costs elsewhere in our business. Moreover, the adoption of new environmental laws and regulations in connection with climate change and the transition to a low carbon economy, including any federal or state laws enacted to regulate greenhouse gas emissions, could significantly increase our operating or merchandise costs or reduce the demand for our products. These laws and regulations may include, but are not limited to, requirements relating to hazardous waste materials, recycling, single-use plastics, extended producer responsibility, use of refrigerants, carbon pricing or carbon taxes, product energy efficiency standards and product labeling. If carbon pricing requirements or carbon taxes are adopted, there is a significant risk that the cost of merchandise from our suppliers will increase and adversely affect our business and results of operations.

Legal proceedings may adversely affect our reputation, business, results of operations and financial condition.

Our business is subject to the risk of litigation or other legal proceedings by employees, consumers, suppliers, competitors, shareholders, government agencies and others through private actions, class actions, multi-district litigation, arbitrations, derivative actions, administrative proceedings, regulatory actions or other litigation. For example, we are involved in certain legal proceedings as discussed in Note 7 to the consolidated financial statements. The outcome of legal proceedings, particularly class action or multi-district litigation or mass arbitrations and regulatory actions, can be difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss may remain unknown for lengthy periods. In addition, certain of these matters, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operations are required, and sometimes these developments are unanticipated. Legal proceedings in general, and class actions, derivative actions, multi-district litigation, and governmental investigations and actions in particular, can be expensive and disruptive, and adverse publicity could harm our reputation, regardless of the validity of the allegations. As a result, legal proceedings may adversely affect our business, results of operations and financial condition. See also Note 7 to the consolidated financial statements.

New accounting guidance or changes in the interpretation or application of existing accounting guidance could adversely affect our financial performance.

The implementation of new accounting standards could require certain systems, internal process and controls and other changes that could increase our operating costs and result in changes to our financial statements.

U.S. generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or in underlying management assumptions, estimates or judgments could significantly change our reported or expected financial performance. The outcome of such changes could include litigation or regulatory actions which could adversely affect our financial condition and results of operations.

DOLLAR GENERAL

Financial and Capital Market Risks

Deterioration in market conditions or changes in our credit profile could adversely affect our business operations and financial condition.

We rely on the positive cash flow we generate from our operating activities and our access to the credit and capital markets to fund our operations, growth strategy, and return of cash to our shareholders through share repurchases and dividends. Changes in the credit and capital markets, including market disruptions, limited liquidity and interest rate increases, may increase the cost of financing or restrict our access to these potential sources of future liquidity. In 2022, as interest rates rose, our interest expense rose as well. There continues to be market uncertainty, which could result in further increases in our cost of borrowing. Our continued access to liquidity sources on favorable terms depends on multiple factors, including our operating performance and credit ratings. Our debt securities currently are rated investment grade, and a downgrade of this rating likely would negatively impact our access to the debt capital markets and increase our cost of borrowing. As a result, disruptions in the debt markets or any downgrade of our credit ratings could adversely affect our business operations and financial condition and our ability to return cash to our shareholders. We can make no assurances that our ability to obtain additional financing through the debt markets will not be adversely affected by economic conditions or that we will be able to maintain or improve our current credit ratings.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of March 3, 2023, we operated 19,147 retail stores, including those located in 47 U.S. states as listed in the table below, and one store in Mexico.

State	Number of Stores	State	Number of Stores
Alabama	907	Nevada	21
Arizona	137	New Hampshire	45
Arkansas	528	New Jersey	186
California	259	New Mexico	119
Colorado	72	New York	575
Connecticut	86	North Carolina	1,035
Delaware	51	North Dakota	66
Florida	1,030	Ohio	977
Georgia	1,059	Oklahoma	527
Idaho	6	Oregon	85
Illinois	659	Pennsylvania	914
Indiana	669	Rhode Island	25
Iowa	310	South Carolina	644
Kansas	268	South Dakota	77
Kentucky	702	Tennessee	953
Louisiana	643	Texas	1,802
Maine	67	Utah	11
Maryland	166	Vermont	39
Massachusetts	55	Virginia	470
Michigan	696	Washington	38
Minnesota	206	West Virginia	285
Mississippi	621	Wisconsin	260
Missouri	634	Wyoming	15
Nebraska	146		

Most of our stores are located in leased premises. Individual store leases vary as to their terms, rental provisions and expiration dates. Many stores, including a significant portion of our new stores, are subject to build-to-suit arrangements with landlords, which typically carry a primary lease term of up to 15 years with multiple renewal options. We also have stores subject to shorter-term leases, and many of these leases have renewal options.

As of March 3, 2023, we operated 19 distribution centers for non-refrigerated products, 10 cold storage distribution centers, and two combination distribution centers which have both refrigerated and non-refrigerated products. We lease 14 of these facilities and the remainder are owned. We have a total of 20.5 million square feet of non-refrigerated space and a total of 2.6 million square feet of cold storage space. Approximately 7.25 acres of the land for one of the distribution centers is subject to a ground lease. We also leased approximately 4.8 million square feet of additional warehouse space in support of our distribution network for non-refrigerated merchandise.

Our executive offices are located in approximately 302,000 square feet of owned buildings in Goodlettsville, Tennessee.

ITEM 3.   LEGAL PROCEEDINGS

The information contained in Note 7 to the consolidated financial statements under the heading "Legal proceedings" contained in Part II, Item 8 of this report is incorporated herein by this reference.

ITEM 4.   MINE SAFETY DISCLOSURES

None.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Information regarding our current executive officers as of March 24, 2023 is set forth below. Each of our executive officers serves at the discretion of our Board of Directors and is elected annually by the Board to serve until a successor is duly elected or their earlier resignation or termination. There are no familial relationships between any of our directors or executive officers.

Name	Age	Position
Jeffery C. Owen	53	Chief Executive Officer and Director
Todd J. Vasos	61	Senior Advisor and Director
John W. Garratt	54	President and Chief Financial Officer
Kathleen A. Reardon	51	Executive Vice President and Chief People Officer
Steven G. Sunderland	59	Executive Vice President, Store Operations
Emily C. Taylor	47	Executive Vice President and Chief Merchandising Officer
Rhonda M. Taylor	55	Executive Vice President and General Counsel
Carman R. Wenkoff	55	Executive Vice President and Chief Information Officer
Antonio Zuazo	51	Executive Vice President, Global Supply Chain
Anita C. Elliott	58	Senior Vice President and Chief Accounting Officer

Mr. Owen has served as our Chief Executive Officer and as a member of our Board of Directors since November 2022. He previously served as our Chief Operating Officer from August 2019 to November 2022. He returned to Dollar General in June 2015 as Executive Vice President of Store Operations, with over 21 years of previous employment experience with the Company, including Senior Vice President, Store Operations (August 2011 to July 2014); Vice President, Division Manager (March 2007 to July 2011); Retail Division Manager (November 2006 to March 2007); and various other operations roles of increasing importance and responsibility. He began his employment at Dollar General in December 1992. Mr. Owen served as a director of Kirkland's Inc. from March 2015 to September 2022.

Mr. Vasos served as our Chief Executive Officer from June 2015 to November 2022 when he transitioned to Senior Advisor. He has served as a member of our Board of Directors since June 2015. He joined Dollar General in December 2008 as Executive Vice President, Division President and Chief Merchandising Officer and was promoted to Chief Operating Officer in November 2013 and to Chief Executive Officer in June 2015. As previously announced, Mr. Vasos plans to retire from Dollar General effective April 2, 2023, but will remain on our Board. Prior to joining Dollar General, Mr. Vasos served in executive positions with Longs Drug Stores Corporation for seven years, including Executive Vice President and Chief Operating Officer (February 2008 to November 2008) and Senior Vice President and Chief Merchandising Officer (2001 to 2008), where he was responsible for all pharmacy and front-end marketing, merchandising, procurement, supply chain, advertising, store development, store layout and space allocation, and the operation of three distribution centers. He also previously served in leadership positions at Phar-Mor Food and Drug Inc. and Eckerd Corporation. Mr. Vasos has served as a director of KeyCorp since July 2020.

Mr. Garratt has served as President and Chief Financial Officer since September 2022. As previously announced, Mr. Garratt plans to retire from Dollar General effective June 2, 2023. He joined Dollar General in October 2014 as Senior Vice President, Finance & Strategy, and subsequently served as Interim Chief Financial Officer from July 2015 to December 2015, and as Executive Vice President and Chief Financial Officer from December 2015 to September 2022. Mr. Garratt previously held various positions of increasing responsibility in corporate strategy and financial planning with Yum! Brands, Inc., one of the world's largest restaurant companies, between May 2004 and October 2014, including Vice President, Finance and Division Controller for the KFC division and earlier for the Pizza Hut division and for Yum Restaurants International (October 2013 to October 2014); Senior Director, Yum Corporate Strategy (March 2010 to October 2013), reporting directly to the corporate Chief Financial Officer and leading corporate strategy as well as driving key cross-divisional initiatives; and various other financial positions. He previously held financial management positions at Alcoa Inc. (April 2002 to May 2004) and General Electric (March 1999 to April 2002), after beginning his career with Alcoa in May 1990. Mr. Garratt has served as a director of Humana Inc. since February 2020.

Ms. Reardon has served as Executive Vice President and Chief People Officer since August 2020. She joined Dollar General as Director, Human Resources in September 2009 and was promoted to Vice President, Talent Management in October 2012. She became Vice President, Retail Human Resources in October 2014 and was promoted to Senior Vice President, Human Resources in March 2019 and to Senior Vice President and Chief People Officer in May 2019. Prior to joining Dollar General, Ms. Reardon held several positions of increasing responsibility at Centex from August 2005 until September 2009, serving as Director of Human Resources from October 2007 until September 2009. Since beginning her career in May 1998, Ms. Reardon also held various roles with Carrier Corporation, including Manager of Human Resources from August 2003 until August 2005, and was also a Career Consultant at the Darden Graduate School of Business Administration, University of Virginia, from August 2001 until August 2003.

Mr. Sunderland has served as Executive Vice President, Store Operations, since August 2019. He joined Dollar General as Senior Vice President, Store Operations, in September 2014. Mr. Sunderland previously served as Senior Vice President, Retail Operations, of Office Depot, Inc. (November 2013 to January 2014); Senior Vice President, Retail Operations, of OfficeMax Incorporated (May 2012 to November 2013); Chief Operating Officer of Bally Total Fitness Holding Corporation (2011 to April 2012); and World Kitchen, LLC's President of Retail (2009 to 2011). Mr. Sunderland began his career with Sears in 1987, holding various positions of increasing responsibility, including Vice President of Strategic Operations for Sears Holdings Corporation from 2007 until 2009.

Ms. E. Taylor has served as Executive Vice President and Chief Merchandising Officer since September 2020. She joined Dollar General in 1998 and held roles of increasing responsibility in investor relations, financial planning and analysis, merchandise planning, pricing and merchandising operations prior to her promotion to Vice President, Pricing & Merchandise Data Optimization in March 2011. She served as Vice President, Merchandising Operations (March 2012 to April 2014) and was subsequently promoted to Senior Vice President, General Merchandise Manager in April 2014. She most recently served as Senior Vice President, Channel Innovation (September 2019 to September 2020).

Ms. R. Taylor has served as Executive Vice President and General Counsel since March 2015. She joined Dollar General as an Employment Attorney in March 2000 and was subsequently promoted to Senior Employment Attorney in 2001, Deputy General Counsel in 2004, Vice President and Assistant General Counsel in March 2010, and Senior Vice President and General Counsel in June 2013. Prior to joining Dollar General, she practiced law with Ogletree, Deakins, Nash, Smoak & Stewart, P.C., where her practice was focused on labor law and employment litigation. She has also held attorney positions with Ford & Harrison LLP.

Mr. Wenkoff has served as Executive Vice President and Chief Information Officer since July 2017. He previously served as the Chief Information Officer (May 2012 to June 2017) and Chief Digital Officer (June 2016 to June 2017) of Franchise World Headquarters, LLC ("Subway"), a restaurant chain, where he was responsible for global technology and digital strategy, execution and operations for the Subway brand and all of its restaurants. He owned a Subway franchise from July 2015 until October 2017. He also previously served as Chairman of the Board and Co-President of Retail Gift Card Association (February 2008 to May 2012); Deputy Chief Information Officer for Independent Purchase Cooperative, Inc. (May 2005 to May 2012) and President of its subsidiary, Value Pay Services LLC (May 2005 to February 2011); founder and President of Stored Value Management, Inc. (January 2004 to May 2005); and Vice President, Operations and Finance, and General Counsel of Ontain Corporation (January 2000 to December 2004). Mr. Wenkoff began his career in 1993 as an articled student, and then attorney with Douglas Symes & Brissenden and served in various legal positions, including General Counsel, with Pivotal Corporation from 1997 to 2000.

Mr. Zuazo has served as Executive Vice President, Global Supply Chain since April 2021. He joined Dollar General as Senior Director, Inventory and Planning Systems in May 2010, became Vice President, Inventory and Demand Management in February 2013, and was promoted to Senior Vice President, Inventory and Transportation in August 2018. Prior to joining Dollar General, Mr. Zuazo served as Director of Pricing Strategy for Dreyer's Grand Ice Cream from January 2009 to May 2010 and Director of Procurement for Longs Drug Stores Corporation from January 2006 to December 2008, and prior thereto, held various roles of increasing responsibility with Safeway Inc., primarily in its corporate business processes department, from August 1998 to December 2005. Mr. Zuazo began his career in January 1988 with Lucky Stores and served as a pricing analyst for its Northern California division from October 1995 to August 1998.

Ms. Elliott has served as Senior Vice President and Chief Accounting Officer since December 2015. She joined Dollar General as Senior Vice President and Controller in August 2005. Prior to joining Dollar General, she served as Vice President and Controller of Big Lots, Inc. from May 2001 to August 2005, where she was responsible for accounting operations, financial reporting and internal audit. Prior to serving at Big Lots, she served as Vice President and Controller for Jitney-Jungle Stores of America, Inc. from April 1998 to March 2001, where she was responsible for the accounting operations and the internal and external financial reporting functions. Prior to serving at Jitney-Jungle, she practiced public accounting for 12 years, 6 of which were with Ernst & Young LLP.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange under the symbol "DG." On March 22, 2023, there were approximately 2,747 shareholders of record of our common stock.

Dividends

We have paid quarterly cash dividends since 2015. Our Board of Directors most recently increased the amount of the quarterly cash dividend from $0.55 to $0.59 beginning with the dividend payable on April 25, 2023. While our Board of Directors currently expects to continue regular quarterly cash dividends, the declaration and amount of future cash dividends are subject to the Board's sole discretion and will depend upon, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that the Board may deem relevant in its sole discretion.

Issuer Purchases of Equity Securities

The following table contains information regarding purchases of our common stock made during the quarter ended February 3, 2023 by or on behalf of Dollar General or any "affiliated purchaser," as defined by Rule 10b-18(a)(3) of the Securities Exchange Act of 1934:

Period	Total Number of Shares Purchased		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(a)		Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(a)
10/29/22-11/30/22	—	$	—	—	$	2,487,795,000
12/01/22-12/31/22	3,200,346	$	245.64	3,200,346	$	1,701,653,000
01/01/23-02/03/23	1,301,273	$	245.93	1,301,273	$	1,381,631,000
Total	4,501,619	$	245.73	4,501,619	$	1,381,631,000

(a) On September 5, 2012, the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Company's Board of Directors. The program was most recently amended on August 24, 2022 to increase the repurchase authorization by $2.0 billion, bringing the cumulative total value of authorized share repurchases under the program since its inception to $16.0 billion. Under the authorization, repurchases may be made from time to time in open market transactions, including pursuant to trading plans adopted in accordance with Rule 10b5-1 of the Exchange Act, or in privately negotiated transactions. The timing, manner and number of shares repurchased will depend on a variety of factors, including price, market conditions, compliance with the covenants and restrictions under the Company's debt agreements and other factors. This repurchase authorization has no expiration date.

ITEM 6. RESERVED

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and the notes thereto. It also should be read in conjunction with the Cautionary Disclosure Regarding Forward-Looking Statements and the Risk Factors disclosures set forth in the Introduction and in Item 1A of this report, respectively.

Executive Overview

We are the largest discount retailer in the United States by number of stores, with 19,147 stores located in 47 U.S. states and Mexico as of March 3, 2023, with the greatest concentration of stores in the southern, southwestern, midwestern and eastern United States. Our first store in Mexico opened in February of 2023. We offer a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products and pet supplies, and non-consumable products such as seasonal merchandise, home decor and domestics, and basic apparel. Our merchandise includes national brands from leading manufacturers, as well as our own private brand selections with prices at substantial discounts to national brands. We offer our customers these national brand and private brand products at everyday low prices (typically $10 or less) in our convenient small-box locations.

We believe our convenient store formats, locations, and broad selection of high-quality products at compelling values have driven our substantial growth and financial success over the years and through a variety of economic cycles. We are mindful that the majority of our customers are value-conscious, and many have low and/or fixed incomes. As a result, we are intensely focused on helping our customers make the most of their spending dollars. Our core customers are often among the first to be affected by negative or uncertain economic conditions and among the last to feel the effects of improving economic conditions, particularly when trends are inconsistent and of an uncertain duration. The primary macroeconomic factors that affect our core customers include unemployment and underemployment rates, wage growth, changes in U.S. and global trade policy, and changes to certain government assistance programs (including cost of living adjustments), such as the Supplemental Nutrition Assistance Program ("SNAP"), unemployment benefits, and economic stimulus payments. Additionally, our customers are impacted by increases in those expenses that generally comprise a large portion of their household budgets, such as rent, healthcare, energy and fuel prices, as well as cost inflation in frequently purchased household products (including food), such as that which we have continued to experience as further discussed below. Finally, significant unseasonable or unusual weather patterns or extreme weather, such as that discussed below, can impact customer shopping behaviors.

We remain committed to our long-term operating priorities as we consistently strive to improve our performance while retaining our customer-centric focus. These priorities include: 1) driving profitable sales growth, 2) capturing growth opportunities, 3) enhancing our position as a low-cost operator, and 4) investing in our diverse teams through development, empowerment and inclusion.

We seek to drive profitable sales growth through initiatives aimed at increasing customer traffic and average transaction amount. As we work to provide everyday low prices and meet our customers' affordability needs, we remain focused on enhancing our margins through pricing and markdown optimization, effective category management, distribution and transportation efficiencies, private brands penetration, global sourcing, and inventory shrink and damage reduction initiatives. Several of our strategic and other sales-driving initiatives are also designed to capture growth opportunities and are discussed in more detail below.

During the second half of 2022, we experienced higher inventory damages and shrink than we anticipated. We believe these increases are due to multiple factors, including the challenging macroeconomic environment, materially higher inventory levels, and, as to damages, Winter Storm Elliott in December. In addition, we believe some portion of the increase in damages is a residual impact of the warehouse capacity constraints and associated store and supply chain inefficiencies we faced, which are discussed in more detail below. While we anticipate shrink and damages may continue to pressure our results through the first half of 2023, we believe we are taking actions that we believe will reduce the impact of these challenges to our business as we move throughout the year.

Historically, sales in our consumables category, which tend to have lower gross margins, have been the key drivers of net sales and customer traffic, while sales in our non-consumables categories, which tend to have higher gross margins, have contributed to more profitable sales growth and an increase in average transaction amount. Prior to 2020, our sales mix had continued to shift toward consumables, and, within consumables, toward lower margin departments such as perishables. This trend did not occur in 2020 or the first quarter of 2021, as we saw a significant increase in demand in many non-consumable products, including home, seasonal and apparel, resulting in an overall significant mix shift into non-consumable categories during those periods. Beginning in the second quarter of 2021 and continuing thereafter, we began to see reversion toward the historical mix trends. We continue to expect sales mix challenges to persist as the mix trend reversion toward consumables returned to pre-pandemic levels in the fourth quarter of 2021 and has exceeded pre-pandemic levels since the first quarter of 2022. Several of our initiatives, including certain of those discussed below, are intended to address these mix challenges; however, there can be no assurances that these efforts will be successful.

In 2022, we saw continued growth in average transaction amount, which was driven primarily by inflation, and we believe, to a lesser degree, our merchandising efforts. In the second and third quarters of 2022, we experienced a slight to modest increase in customer traffic, respectively. In addition, although we believe our sales growth in the first half of 2022 was negatively impacted by the global and domestic supply chain challenges and disruptions discussed further below, primarily in the form of lower merchandise in-stock levels in our stores, we have seen some improvement in our in-stock levels and in the global supply chain environment. However, in the second half of 2022, we experienced what we believe to be temporary warehouse capacity constraints and inefficiencies within our internal supply chain, including unanticipated temporary delays in opening or securing additional storage facilities, all of which is discussed further below.

We continue to implement and invest in certain strategic initiatives that we believe will help drive profitable sales growth with both new and existing customers and capture long-term growth opportunities. Such opportunities include providing our customers with additional shopping access points and even greater convenience by leveraging and developing digital tools and technology, such as our Dollar General app, which contains a variety of tools to enhance the in-store shopping experience. Additionally, we launched a partnership with a third party delivery service during 2021, which is now available in the majority of our stores, and we continue to grow our DG Media Network, which is our platform for connecting brand partners with our customers to drive even greater value for each.

Further, our non-consumables initiative, which offers a new, differentiated and limited assortment that will change throughout the year, continues to contribute to improved overall sales and gross margin performance in stores where it has been deployed. We have completed the rollout in the vast majority of our Dollar General stores.

Additionally, we are continuing to grow the footprint of pOpshelf, a unique retail concept that incorporates certain of the lessons learned from the non-consumables initiative in a differentiated format that is focused on categories such as seasonal and home décor, health and beauty, home cleaning supplies, and party and entertainment goods. At the end of fiscal 2022, we operated 140 standalone pOpshelf locations and 40 pOpshelf store-within-a-store concepts within existing Dollar General Market stores. We believe this concept represents a significant growth opportunity and are targeting nearly 300 standalone pOpshelf stores by the end of fiscal 2023, and approximately 1,000 stores by the end of fiscal 2025.

Our "DG Fresh" initiative, a self-distribution model for frozen and refrigerated products that is designed to reduce product costs, enhance item assortment, improve our in-stock position, and enhance sales, has positively contributed to our sales performance since we completed the initial rollout in the second quarter of 2021, driven by higher in-stock levels and the introduction of new products in select stores. DG Fresh now wholly or partially serves essentially all stores across the chain and has benefitted gross profit through improved initial markups on inventory purchases, which were partially offset by increased distribution and transportation costs. Moving forward, we plan to focus on additional optimization of the distribution footprint and product assortment within DG Fresh to further drive profitable sales growth.

We also have a health initiative, branded as "DG Well Being", with the goal of increasing access to basic healthcare products, and ultimately services over time, particularly in rural communities. The initial focus of this initiative is a significantly expanded health product assortment in certain stores, primarily those in our larger formats.

To support our other operating priorities, we remain focused on capturing growth opportunities. In fiscal 2022, we opened a total of 1,039 new stores, remodeled 1,795 stores, and relocated 127 stores. In fiscal 2023, we plan to open approximately 1,050 new stores in the United States (including any pOpshelf stores), remodel approximately 2,000 stores, and relocate approximately 120 stores, for a total of 3,170 real estate projects. We opened our first store in Mexico in the first quarter of fiscal 2023. Our goal is to operate approximately 20 stores in Mexico by the end of 2023, all of which would be incremental to our planned 1,050 new store openings.

We continue to innovate within our channel and utilize the most productive of our various Dollar General store formats based on the specific market opportunity. We expect store format innovation to allow us to capture additional growth opportunities within our existing markets. We are now using two larger format stores (approximately 8,500 square feet and 9,500 square feet, respectively), and expect the 8,500 square foot format, along with our existing Dollar General Plus format of a similar size, to continue as our base prototypes for the majority of new stores, replacing our traditional 7,300 square foot format and higher-cooler count Dollar General Traditional Plus format. The larger formats allow for expanded high-capacity-cooler counts; an extended queue line; and a broader product assortment, including the non-consumable initiative, a larger health and beauty section, and produce in select stores. We continue to incorporate lessons learned from our various store formats and layouts into our existing store base. These lessons contribute to innovation in developing new formats, with a goal of driving increased customer traffic, average transaction amount, same-store sales and overall store productivity.

We have established a position as a low-cost operator, always seeking ways to reduce or control costs that do not affect our customers' shopping experiences. We plan to continue enhancing this position over time while employing ongoing cost discipline to reduce certain expenses as a percentage of sales. Nonetheless, we seek to maintain flexibility to invest in the business as necessary to enhance our long-term competitiveness and profitability.

We are continuing to deploy "Fast Track," an initiative aimed at further enhancing our convenience proposition and in-stock position as well as creating labor efficiencies within our stores. The completed portion of the first phase of Fast Track involved sorting process optimization within our non-refrigerated distribution centers, as well as increased shelf-ready packaging, to allow for greater store-level stocking efficiencies, while the current focus involves adding a self-checkout option, which we now have in the majority of our stores. These and the other strategic initiatives discussed above have required and will require us to incur upfront expenses for which there may not be an immediate return in terms of sales or enhanced profitability.

To further optimize our cost structure and facilitate greater operational control within our supply chain, we more-than-doubled the size of our private tractor fleet in 2022 to more than 1,600 tractors. We plan to continue expanding the size of our fleet to drive additional savings, and our goal is to have more than 2,000 tractors in the fleet by the end of fiscal 2023.

Certain of our operating expenses, such as wage rates and occupancy costs, have continued to increase in recent years, due primarily to market forces, including labor availability, increases in minimum wage rates and increases in property rents. Further federal, state and/or local minimum wage increases could have a material negative impact on our operating expenses, although the magnitude and timing of such impact is uncertain. In 2023, we plan to make an investment of approximately $100 million to further enhance our store standards and compliance efforts as well as the customer and associate experience in our stores, primarily through incremental labor hours. We believe these investments will also elevate consistency of experience in our stores, and amplify the potential of our strategic initiatives, while driving greater on-shelf availability and market share gains.

In addition, we have experienced challenges such as increased costs and disruptions in our business as a result of various global events, including the COVID-19 pandemic and its associated impacts. Such challenges include incremental transportation, distribution, and payroll costs, as well as supply chain disruptions. While we have begun to see some improvement in the overall global supply chain environment, we experienced some unanticipated delays in acquiring additional temporary warehouse space sufficient for our inventory needs, which caused delays and inefficiencies within our internal supply chain in the second half of fiscal 2022. These challenges resulted in materially higher than anticipated supply chain costs, including detention fees incurred for delays in returning shipping containers and higher temporary storage and transportation costs and labor. We have made significant progress in acquiring additional temporary and permanent warehouse capacity and plan to add a significant amount of additional warehouse capacity in fiscal 2023. We believe these additional facilities will support greater efficiencies throughout our supply chain.

In addition, while we believe the growth rate of inflation is beginning to moderate, we expect continued inflationary pressures in the near term due to higher input costs and that higher energy and fuel prices will continue to affect us as well as our vendors and customers, resulting in higher commodity, transportation and other costs, including product costs, all of which may result in continued pressure to our operating results. To the extent that these inflationary pressures result in a recessionary environment, we may experience adverse effects on our business, results of operations and cash flows. Certain of our initiatives and plans are intended to help offset these inflation-driven challenges; however, they are somewhat dependent on the scale and timing of any increased costs, among other factors. There can be no assurance that our mitigation efforts will be successful. Moreover, recent increases in market interest rates have had a negative impact on our interest expense, both with respect to issuances of commercial paper notes and other indebtedness.

Our diverse teams are a competitive advantage, and we proactively seek ways to continue investing in their development. Our goal is to create an environment that attracts, develops, and retains talented personnel, particularly at the store manager level, because employees who are promoted from within our company generally have longer tenures and are greater contributors to improvements in our financial performance.

To further enhance shareholder returns, we repurchased shares of our common stock and paid quarterly cash dividends in 2022, and our Board of Directors recently increased the quarterly cash dividend, beginning with the dividend to be paid on or before April 25, 2023. We expect to continue our share repurchase activity and to pay quarterly cash dividends for the foreseeable future, subject to Board discretion and approval.

During the fourth quarter of 2022, Winter Storm Elliott significantly impacted our operations during the month of December, resulting in negative impacts to customer traffic, sales growth and associated gross margin, as well as incremental damages and repairs and maintenance expense.

We utilize key performance indicators ("KPIs") in the management of our business. Our KPIs include same-store sales, average sales per square foot, and inventory turnover. Same-store sales are calculated based upon our stores that were open at least 13 full fiscal months and remain open at the end of the reporting period. We include stores that have been remodeled, expanded or relocated in our same-store sales calculation. Changes in same-store sales are calculated based on the comparable 52 calendar weeks in the current and prior years. The method of calculating same-store sales varies across the retail industry. As a result, our calculation of same-store sales is not necessarily comparable to similarly titled measures reported by other companies. Average sales per square foot is calculated based on total sales for the preceding 12 months as of the ending date of the reporting period divided by the average selling square footage during the period, including the end of the fiscal year, the beginning of the fiscal year, and the end of each of our three interim fiscal quarters. Inventory turnover is calculated based on total cost of goods sold for the preceding four quarters divided by the average inventory balance as of the ending date of the reporting period, including the end of the fiscal year, the beginning of the fiscal year, and the end of each of our three interim fiscal quarters. Each of these measures is commonly used by investors in retail companies to measure the health of the business. We use these measures to maximize profitability and for decisions about the allocation of resources.

A continued focus on our four operating priorities as discussed above, and other impacts as discussed below, resulted in the following overall operating and financial performance in 2022 as compared to 2021. Basis points, as referred to below, are equal to 0.01% as a percentage of net sales.

- Net sales in 2022 increased 10.6% over 2021. Sales in same-stores increased 4.3%, primarily due to an increase in average transaction amount. Average sales per square foot in 2022 were $273, including a $5 contribution from the 53rd week.

- The gross profit rate decreased by 37 basis points due primarily to an increased LIFO provision and a greater proportion of lower margin consumables sales.

- SG&A as a percentage of sales increased by 25 basis points primarily due to increases in utilities, retail labor, and repairs and maintenance.

- Operating profit increased 3.3% to $3.33 billion in 2022 compared to $3.22 billion in 2021.

- Interest expense increased by $53.7 million in 2022 primarily due to higher average borrowings and higher interest rates.

- The change in the effective income tax rate to 22.5% in 2022 from 21.7% in 2021 was primarily due to decreased income tax benefits associated with stock-based compensation compared to 2021.

- We reported net income of $2.42 billion, or $10.68 per diluted share, for 2022 compared to net income of $2.40 billion, or $10.17 per diluted share, for 2021.

- We generated approximately $1.98 billion of cash flows from operating activities in 2022, a decrease of 30.8% compared to 2021.

- Inventory turnover was 4.0 times, and inventories increased 14.3% on a per store basis compared to 2021.

- We repurchased approximately 11.6 million shares of our outstanding common stock for $2.7 billion.

Readers should refer to the detailed discussion of our operating results below for additional comments on financial performance in the current year as compared with the prior years presented.

Results of Operations

Accounting Periods. The following text contains references to years 2022, 2021, and 2020, which represent fiscal years ended February 3, 2023, January 28, 2022, and January 29, 2021, respectively. Our fiscal year ends on the Friday closest to January 31. Fiscal year 2022 was a 53-week accounting period and fiscal years 2021 and 2020 were 52-week accounting periods.

Seasonality. The nature of our business is somewhat seasonal. Primarily because of sales of Christmas-related merchandise, operating profit in our fourth quarter (November, December and January) has historically been higher than operating profit achieved in each of the first three quarters of the fiscal year. Expenses, and to a greater extent operating profit, vary by quarter. Results of a period shorter than a full year may not be indicative of results expected for the entire year. Furthermore, the seasonal nature of our business may affect comparisons between periods.

The following table contains results of operations data for fiscal years 2022, 2021 and 2020, and the dollar and percentage variances among those years.

(amounts in millions, except per share amounts)	2022	2021	2020	2022 vs. 2021 Amount Change	% Change	2021 vs. 2020 Amount Change	% Change
Net sales by category:							
Consumables	$ 30,155.2	$ 26,258.6	$ 25,906.7	$ 3,896.6	14.8 %	$ 351.9	1.4 %
% of net sales	79.68 %	76.73 %	76.77 %				
Seasonal	4,182.8	4,182.2	4,083.7	0.6	0.0	98.5	2.4
% of net sales	11.05 %	12.22 %	12.10 %				
Home products	2,332.4	2,322.4	2,210.0	10.0	0.4	112.4	5.1
% of net sales	6.16 %	6.79 %	6.55 %				
Apparel	1,174.4	1,457.3	1,546.6	(282.9)	(19.4)	(89.2)	(5.8)
% of net sales	3.10 %	4.26 %	4.58 %				
Net sales	$ 37,844.9	$ 34,220.4	$ 33,746.8	$ 3,624.4	10.6 %	$ 473.6	1.4 %
Cost of goods sold	26,024.8	23,407.4	23,028.0	2,617.3	11.2	379.5	1.6
% of net sales	68.77 %	68.40 %	68.24 %				
Gross profit	11,820.1	10,813.0	10,718.9	1,007.1	9.3	94.1	0.9
% of net sales	31.23 %	31.60 %	31.76 %				
Selling, general and administrative expenses	8,491.8	7,592.3	7,164.1	899.5	11.8	428.2	6.0
% of net sales	22.44 %	22.19 %	21.23 %				
Operating profit	3,328.3	3,220.7	3,554.8	107.6	3.3	(334.1)	(9.4)
% of net sales	8.79 %	9.41 %	10.53 %				
Interest expense	211.3	157.5	150.4	53.7	34.1	7.1	4.7
% of net sales	0.56 %	0.46 %	0.45 %				
Other (income) expense	0.4	—	—	0.4	—	—	—
% of net sales	0.00 %	0.00 %	0.00 %				
Income before income taxes	3,116.6	3,063.1	3,404.4	53.5	1.7	(341.2)	(10.0)
% of net sales	8.24 %	8.95 %	10.09 %				
Income tax expense	700.6	663.9	749.3	36.7	5.5	(85.4)	(11.4)
% of net sales	1.85 %	1.94 %	2.22 %				
Net income	$ 2,416.0	$ 2,399.2	$ 2,655.1	$ 16.8	0.7 %	$ (255.8)	(9.6)%
% of net sales	6.38 %	7.01 %	7.87 %				
Diluted earnings per share	$ 10.68	$ 10.17	$ 10.62	$ 0.51	5.0 %	$ (0.45)	(4.2)%

Net Sales. The net sales increase in 2022 was primarily due to sales from new stores, and an increase in same-store sales of 4.3% compared to 2021, partially offset by the impact of store closures. In 2022, our 17,886 same-stores accounted for sales of $35.3 billion. The increase in same-store sales reflects an increase in average transaction amount which was driven by higher average item retail prices as a result of higher inflation, partially offset by a decline in customer traffic. Same-store sales decreased in each of our product categories except consumables, with the largest percentage decrease in the apparel category. Net sales for the 53rd week of 2022 totaled $678.1 million.

The net sales increase in 2021 was primarily due to sales from new stores, partially offset by a decrease in same-store sales of 2.8% compared to 2020 as well as the impact of store closures. In 2021, our 16,954 same-stores accounted for sales of $32.4 billion. The decrease in same-store sales reflects a decline in customer traffic partially offset by an increase in average transaction amount which was driven by higher average item retail prices. Same-store sales decreased in each of our product categories, with the largest percentage decrease in the apparel category.

Gross Profit. In 2022, gross profit increased by 9.3%, and as a percentage of net sales decreased by 37 basis points to 31.2% compared to 2021. A greater LIFO provision which was driven by higher product costs, a higher proportion of lower margin consumables sales, and increases in inventory markdowns, damages and shrink each contributed to the decrease in the gross profit rate. These factors were partially offset by higher inventory markups and improvements in transportation costs.

In 2021, gross profit increased by 0.9%, and as a percentage of net sales decreased by 16 basis points to 31.6% compared to 2020. Increased transportation costs, a greater LIFO provision which was driven by higher product costs, increased inventory damages and higher distribution costs each contributed to the decrease in the gross profit rate. These factors were partially offset by higher inventory markups, a reduction in markdowns as a percentage of net sales, and a lower inventory shrink rate. In 2021, consumables and non-consumables sales increased at approximately the same rate when compared to 2020.

SG&A. SG&A as a percentage of net sales was 22.4% in 2022 compared to 22.2% in 2021, an increase of 25 basis points. The primary expenses that were higher as a percentage of net sales in 2022 were utilities, retail labor, and repairs and maintenance, partially offset by incentive compensation expenses and store occupancy costs.

SG&A as a percentage of net sales was 22.2% in 2021 compared to 21.2% in 2020, an increase of 96 basis points. The primary expenses that were higher as a percentage of net sales in 2021 were retail labor, store occupancy costs, depreciation and amortization, employee benefits, utilities, and workers' compensation and general liability expenses, partially offset by reductions in discretionary employee bonus and other miscellaneous COVID-related expenses and incentive compensation expenses.

Interest Expense. Interest expense increased $53.7 million to $211.3 million in 2022 compared to 2021 and increased $7.1 million to $157.5 million in 2021 compared to 2020 primarily due to higher outstanding borrowings and higher interest rates. See the detailed discussion under "Liquidity and Capital Resources" regarding the financing of various long-term obligations.

Income Taxes. The effective income tax rate for 2022 was 22.5% compared to a rate of 21.7% for 2021 which represents a net increase of 0.8 percentage points. The effective income tax rate was higher in 2022 primarily due to decreased income tax benefits associated with stock-based compensation compared to 2021.

The effective income tax rate for 2021 was 21.7% compared to a rate of 22.0% for 2020 which represents a net decrease of 0.3 percentage points. The effective income tax rate was lower in 2021 primarily due to increased income tax benefits associated with federal tax credits partially offset by a higher state effective tax rate compared to 2020.

Effects of Inflation

In 2022 and 2021, we experienced increases in product costs due in part to higher rates of inflation, particularly to the global supply chain as well as our own internal supply chain. In 2022, higher rates of inflation affected the costs of building materials and certain of our other capital costs.

Liquidity and Capital Resources

Current Financial Condition and Recent Developments

During the past three years, we have generated an aggregate of approximately $8.7 billion in cash flows from operating activities and incurred approximately $3.7 billion in capital expenditures. During that period, we expanded the number of stores we operate by 2,826, representing growth of approximately 17%, and we remodeled or relocated 5,554 stores, or approximately 34% of the stores we operated as of the beginning of the three-year period. In 2023, we intend to continue our current strategy of pursuing store growth, remodels and relocations.

At February 3, 2023, we had a $2.0 billion unsecured revolving credit agreement (the "Revolving Facility"), $750.0 million 364-day unsecured revolving credit facility (the "364-Day Revolving Facility"), $5.4 billion aggregate principal amount of senior notes, and a commercial paper program that may provide borrowing availability of up to $2.0 billion. At February 3, 2023, we had total consolidated outstanding debt (including the current portion of long-term obligations) of $7.0 billion, most of which was in the form of senior notes. All of our material borrowing arrangements are described in greater detail below. Our borrowing availability under the Revolving Facility may be effectively limited by our commercial paper notes ("CP Notes") as further described below. The information contained in Note 5 to the consolidated financial statements contained in Part II, Item 8 of this report is incorporated herein by reference.

We believe our cash flow from operations, and our existing cash balances, combined with availability under the Revolving Facility, 364-Day Revolving Facility, CP Notes and access to the debt markets, will provide sufficient liquidity to fund our current obligations, projected working capital requirements, capital spending and anticipated dividend payments for a period that includes the next twelve months as well as the next several years. However, our ability to maintain sufficient liquidity may be affected by numerous factors, many of which are outside of our control. Depending on our liquidity levels, conditions in the capital markets and other factors, we may from time to time consider the issuance of debt, equity or other securities, the proceeds of which could provide additional liquidity for our operations.

For fiscal 2023, we anticipate potential combined borrowings under the Revolving Facility, 364-Day Revolving Facility, and CP Notes to be a maximum of approximately $2.0 billion outstanding at any one time, including any anticipated borrowings to fund repurchases of common stock.

Revolving Credit Facilities

Our Revolving Facility consists of a $2.0 billion senior unsecured revolving credit facility of which up to $100.0 million is available for the issuance of letters of credit and which is scheduled to mature on December 2, 2026.

Borrowings under the Revolving Facility bear interest at a rate equal to an applicable interest rate margin plus, at our option, either (a) Adjusted Term SOFR (which is Term SOFR (as published by CME Group Benchmark Administration Limited) plus a credit spread adjustment of 0.10%) or (b) a base rate (which is usually equal to the prime rate). The applicable interest rate margin for borrowings as of February 3, 2023 was 1.015% for Adjusted Term SOFR borrowings and 0.015% for base-rate borrowings. We must also pay a facility fee, payable on any used and unused commitment amounts of the Revolving Facility, and customary fees on letters of credit issued under the Revolving Facility. As of February 3, 2023, the facility fee rate was 0.11%. The applicable interest rate margins for borrowings, the facility fees and the letter of credit fees under the Revolving Facility are subject to adjustment from time to time based on our long-term senior unsecured debt ratings.

We entered into the 364-Day Revolving Facility on January 31, 2023, which will expire on January 30, 2024. At February 3, 2023, the 364-Day Revolving Facility had no outstanding borrowings.

Borrowings under the 364-Day Revolving Facility bear interest at a rate equal to an applicable interest rate margin plus, at our option, either (a) Adjusted Term SOFR (which is Term SOFR (as published by CME Group Benchmark Administration Limited) plus a credit spread adjustment of 0.10%) or (b) a base rate (which is usually equal to the prime rate). We are also required to pay a facility fee to the lenders under the 364-Day Revolving Facility for any used and unused commitments. As of February 3, 2023, the applicable interest rate margin for Adjusted Term SOFR loans was 1.035% and the facility fee rate was 0.09% per annum. The applicable interest rate margins for borrowings and the facility fees under the 364-Day Revolving Facility are subject to adjustment from time to time based on our long-term senior unsecured debt ratings.

The Revolving Facility and the 364-Day Revolving Facility contain a number of customary affirmative and negative covenants that, among other things, restrict, subject to certain exceptions, our (and our subsidiaries') ability to: incur additional liens; sell all or substantially all of the our assets; consummate certain fundamental changes or change in the our lines of business; and incur additional subsidiary indebtedness. The Revolving Facility and the 364-Day Revolving Facility also contain financial covenants which require the maintenance of a minimum fixed charge coverage ratio and a maximum leverage ratio. As of February 3, 2023, we were in compliance with all such covenants. Both facilities also contain customary events of default.

As of February 3, 2023, we had no outstanding borrowings, no outstanding letters of credit, and borrowing availability of $2.0 billion under the Revolving Facility that, due to our intention to maintain borrowing availability related to the commercial paper program described below, could contribute liquidity of $0.3 billion. As of February

3, 2023, under the 364-Day Revolving Facility, we had no outstanding borrowings and borrowing availability of $750 million. At February 3, 2023 we had combined availability under the credit facilities of $1.0 billion. In addition, we had outstanding letters of credit of $39.7 million which were issued pursuant to separate agreements.

Commercial Paper

We may issue the CP Notes from time to time in an aggregate amount not to exceed $2.0 billion outstanding at any time. The CP Notes may have maturities of up to 364 days from the date of issue and rank equal in right of payment with all of our other unsecured and unsubordinated indebtedness. We intend to maintain available commitments under the Revolving Facility in an amount at least equal to the amount of CP Notes outstanding at any time. As of February 3, 2023, our consolidated balance sheet reflected outstanding unsecured CP Notes of $1.5 billion. CP Notes totaling $230.8 million were held by a wholly-owned subsidiary and therefore are not reflected in the consolidated balance sheets.

Senior Notes

In October 2015 we issued $500.0 million aggregate principal amount of 4.150% senior notes due 2025 (the "2025 Senior Notes") at a discount of $0.8 million, which are scheduled to mature on November 1, 2025. In April 2017 we issued $600.0 million aggregate principal amount of 3.875% senior notes due 2027 (the "2027 Senior Notes") at a discount of $0.4 million, which are scheduled to mature on April 15, 2027. In April 2018 we issued $500.0 million aggregate principal amount of 4.125% senior notes due 2028 (the "2028 Senior Notes") at a discount of $0.5 million, which are scheduled to mature on May 1, 2028. In April 2020 we issued $1.0 billion aggregate principal amount of 3.5% senior notes due 2030 (the "2030 Senior Notes") at a discount of $0.7 million, which are scheduled to mature on April 3, 2030, and $500.0 million aggregate principal amount of 4.125% senior notes due 2050 (the "2050 Senior Notes") at a discount of $5.0 million, which are scheduled to mature on April 3, 2050. In September 2022, we issued $750.0 million aggregate principal amount of 4.25% senior notes due 2024 (the "2024 Senior Notes"), net of discount of $0.7 million, which are scheduled to mature on September 20, 2024, $550.0 million aggregate principal amount of 4.625% senior notes due 2027 (the "November 2027 Senior Notes"), net of discount of $0.5 million, which are scheduled to mature on November 1, 2027, $700.0 million aggregate principal amount of 5.0% senior notes due 2032 (the "2032 Senior Notes"), net of discount of $2.4 million which are scheduled to mature on November 1, 2032, and $300.0 million aggregate principal amount of 5.50% senior notes due 2052 (the "2052 Senior Notes"), net of discount of $0.3 million, which are scheduled to mature on November 1, 2052. Collectively, the 2024 Senior Notes, 2025 Senior Notes, 2027 Senior Notes, November 2027 Senior Notes, 2028 Senior Notes, 2030 Senior Notes, 2032 Senior Notes, 2050 Senior Notes, and 2052 Senior Notes, comprise the "Senior Notes", each of which were issued pursuant to an indenture as supplemented and amended by supplemental indentures relating to each series of Senior Notes (as so supplemented and amended, the "Senior Indenture"). Interest on the 2027 Senior Notes is payable in cash on April 15 and October 15 of each year. Interest on the 2025 Senior Notes and the 2028 Senior Notes is payable in cash on May 1 and November 1 of each year. Interest on the 2030 Senior Notes and the 2050 Senior Notes is payable in cash on April 3 and October 3 of each year. Interest on the 2024 Senior Notes is payable in cash on March 20 and September 20 of each year, commencing on March 20, 2023. Interest on the November 2027 Senior Notes, the 2032 Senior Notes and the 2052 Senior Notes is payable in cash on May 1 and November 1 of each year, commencing on May 1, 2023.

We may redeem some or all of the Senior Notes at any time at redemption prices set forth in the Senior Indenture. Upon the occurrence of a change of control triggering event, which is defined in the Senior Indenture, each holder of our Senior Notes has the right to require us to repurchase some or all of such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. In October 2022 we redeemed $900.0 million aggregate principal amount of 3.25% senior notes due 2023 and incurred a loss on redemption of $0.4 million.

The Senior Indenture contains covenants limiting, among other things, our ability (subject to certain exceptions) to consolidate, merge, or sell or otherwise dispose of all or substantially all of our assets; and our ability and the ability of our subsidiaries to incur or guarantee indebtedness secured by liens on any shares of voting stock of significant subsidiaries.

The Senior Indenture also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on our Senior Notes to become or to be declared due and payable, as applicable.

Rating Agencies

Our senior unsecured debt is rated "Baa2," by Moody's with a stable outlook and "BBB" by Standard & Poor's with a stable outlook, and our commercial paper program is rated "P-2" by Moody's and "A-2" by Standard and Poor's. Our current credit ratings, as well as future rating agency actions, could (i) impact our ability to finance our operations on satisfactory terms; (ii) affect our financing costs; and (iii) affect our insurance premiums and collateral requirements necessary for our self-insured programs. There can be no assurance that we will maintain or improve our current credit ratings.

Future Cash Requirements

The following table summarizes significant estimated future cash requirements under our various contractual obligations and other commitments at February 3, 2023, in total and disaggregated into current (<1 year) and long-term (1 or more years) obligations (in thousands):

| Contractual obligations | Total | | Payments Due by Period | | |
		< 1 year	1 - 3 years	3 - 5 years	5+ years
Long-term debt obligations	$ 7,102,596	$ 1,516,478	$ 1,278,878	$ 1,178,910	$ 3,128,329
Interest(a)	2,385,726	317,474	443,478	359,908	1,264,866
Self-insurance liabilities(b)	274,160	136,611	94,560	34,630	8,359
Operating lease obligations	12,737,264	1,675,193	3,138,929	2,651,776	5,271,366
Subtotal	$ 22,499,745	$ 3,645,756	$ 4,955,845	$ 4,225,224	$ 9,672,920

| Commercial commitments(c) | Total | | Commitments Expiring by Period | | |
		< 1 year	1 - 3 years	3 - 5 years	5+ years
Letters of credit	$ 39,838	$ 39,838	$ —	$ —	$ —
Purchase obligations(d)	2,465,087	2,409,635	55,452	—	—
Subtotal	$ 2,504,925	$ 2,449,473	$ 55,452	$ —	$ —
Total contractual obligations and commercial commitments	$ 25,004,670	$ 6,095,229	$ 5,011,297	$ 4,225,224	$ 9,672,920

(a) Represents obligations for interest payments on long-term debt and includes projected interest on variable rate long-term debt using 2022 yearend rates and balances. Variable rate long-term debt includes the Revolving Facility (although such facility had a balance of zero as of February 3, 2023), the 364-Day Revolving Facility (although such facility had a balance of zero as of February 3, 2023), the CP Notes (which had a balance of $1.5 billion as of February 3, 2023, and which amount is net of $230.8 million held by a wholly-owned subsidiary), and interest rate swaps being accounted for as fair value hedges.

(b) We retain a significant portion of the risk for our workers' compensation, employee health, general liability, property loss, automobile, and certain third-party landlord claims exposures. As these obligations do not have scheduled maturities, these amounts represent undiscounted estimates based upon actuarial assumptions. Substantially all amounts are reflected on an undiscounted basis in our consolidated balance sheets.

(c) Commercial commitments include information technology license and support agreements, supplies, fixtures, letters of credit for import merchandise, and other inventory purchase obligations.

(d) Purchase obligations include legally binding agreements for software licenses and support, supplies, fixtures, and merchandise purchases (excluding such purchases subject to letters of credit).

Share Repurchase Program

Our common stock repurchase program had a total remaining authorization of approximately $1.38 billion at February 3, 2023. The authorization allows repurchases from time to time in open market transactions, including pursuant to trading plans adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or in privately negotiated transactions. The timing, manner and number of shares repurchased will depend on a variety of factors, including price, market conditions, compliance with the covenants and restrictions under our debt agreements and other factors. The repurchase program has no expiration date and may be modified or terminated from time to time at the discretion of our Board of Directors. For more detail about our share repurchase program, see Part II, Item 5 of this report and Note 11 to the consolidated financial statements contained in Part II, Item 8 of this report.

Other Considerations

In March 2023, the Board of Directors declared a quarterly cash dividend of $0.59 per share which is payable on or before April 25, 2023 to shareholders of record of our common stock on April 11, 2023. We paid quarterly cash dividends of $0.55 per share in 2022. Although the Board currently expects to continue regular quarterly cash dividends, the declaration and amount of future cash dividends are subject to the Board's sole discretion and will depend upon, among other factors, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board may deem relevant in its sole discretion.

Our inventory balance represented approximately 53% of our total assets exclusive of operating lease assets, goodwill, and other intangible assets as of February 3, 2023. Our ability to effectively manage our inventory balances can have a significant impact on our cash flows from operations during a given fiscal year as discussed further below. Inventory purchases are often somewhat seasonal in nature, such as the purchase of warm-weather or Christmas-related merchandise. Efficient management of our inventory has been and continues to be an area of focus for us.

We utilize supply chain finance programs whereby qualifying suppliers may elect at their sole discretion to sell our payment obligations to designated third party financial institutions. While the terms of these agreements are between the supplier and the financial institution, the supply chain finance financial institutions allow the participating suppliers to utilize our creditworthiness in establishing credit spreads and associated costs. As of February 3, 2023, the amount due to suppliers participating in these supply chain finance programs was $300.9 million.

As described in Note 7 to the consolidated financial statements, we are involved in a number of legal actions and claims, some of which could potentially result in material cash payments. Adverse developments in those actions could materially and adversely affect our liquidity.

Cash Flows

Cash flows from operating activities. Cash flows from operating activities were $1.98 billion in 2022, which represents a $881.3 million decrease compared to 2021. Changes in merchandise inventories resulted in a $1.7 billion decrease in our working capital in 2022 compared to the decrease of $550.1 million in 2021 as described in greater detail below. Changes in other noncash losses resulted in a $530.5 million increase as compared to a $191.0 million increase in 2021 primarily due to an increase in the LIFO provision. Changes in accounts payable resulted in a $194.7 million decrease in our working capital in 2022 compared to a $98.7 million increase in 2021, due primarily to the timing of inventory receipts and related payments. Changes in accrued expenses resulted in a $25.4 million decrease in our working capital in 2022 compared to a $37.3 million decrease in 2021, due primarily to the timing of accruals and payments for freight, payroll taxes and incentive compensation. Changes in income taxes in 2022 compared to 2021 are primarily due to the timing of payments for income taxes.

Cash flows from operating activities were $2.87 billion in 2021, which represents a $1.01 billion decrease compared to 2020. The COVID-19 pandemic resulted in significantly increased sales, gross profit, and operating income in 2020, and our net income decreased $255.8 million in 2021 compared to 2020. Changes in accounts payable resulted in a $98.7 million increase in our working capital in 2021 compared to a $745.6 million increase in 2020, due primarily to the timing of receipts and payments. Changes in accrued expenses resulted in a $37.3 million decrease in our working capital in 2021 compared to a $388.6 million increase in 2020, due primarily to the timing of accruals and payments for payroll taxes and incentive compensation. Changes in merchandise inventories resulted in a $550.1 million decrease in our working capital in 2021 which was similar to the decrease of $575.8 million in 2020 as described in greater detail below. Changes in income taxes in 2021 compared to 2020 are primarily due to the timing of payments for income taxes.

On an ongoing basis, we closely monitor and manage our inventory balances, and they may fluctuate from period to period based on new store openings, the timing of purchases, and other factors. Merchandise inventories increased by 20% in 2022, by 7% in 2021 and by 12% in 2020. The increase in the 2022 period primarily reflects the impact of product cost inflation, as well as a greater mix of higher-value products, particularly in the home products and seasonal categories, primarily due to the continued rollout of our non-consumables initiative. Inventory levels in the consumables category increased by $367.8 million, or 11%, in 2022, decreased by $1.8 million, or 0%, in 2021, and increased by $455.6 million, or 15% in 2020. The seasonal category increased by $455.5 million, or 42%, in 2022, by $177.8 million, or 20%, in 2021, and by $35.7 million, or 4%, in 2020. The home products category increased by $315.4 million, or 43%, in 2022, by $230.0 million, or 45%, in 2021, and by $66.3 million, or 15%, in 2020. The apparel category increased by $7.8 million, or 2%, in 2022, decreased by $39.2 million, or 10%, in 2021, and increased by $12.9 million, or 3%, in 2020.

Cash flows from investing activities. Significant components of property and equipment purchases in 2022 included the following approximate amounts: $589 million for improvements, upgrades, remodels and relocations of existing stores; $443 million for distribution and transportation-related capital expenditures; $373 million related to store facilities, primarily for leasehold improvements, fixtures and equipment in new stores; and $62 million for information systems upgrades and technology-related projects. The timing of new, remodeled and relocated store openings along with other factors may affect the relationship between such openings and the related property and equipment purchases in any given period. During 2022, we opened 1,039 new stores and remodeled or relocated 1,922 stores.

Significant components of property and equipment purchases in 2021 included the following approximate amounts: $510 million for improvements, upgrades, remodels and relocations of existing stores; $268 million for distribution and transportation-related capital expenditures; $244 million related to store facilities, primarily for leasehold improvements, fixtures and equipment in new stores; and $44 million for information systems upgrades and technology-related projects. During 2021, we opened 1,050 new stores and remodeled or relocated 1,852 stores.

Significant components of property and equipment purchases in 2020 included the following approximate amounts: $447 million for improvements, upgrades, remodels and relocations of existing stores; $271 million for distribution and transportation-related capital expenditures; $250 million related to store facilities, primarily for leasehold improvements, fixtures and equipment in new stores; and $50 million for information systems upgrades and technology-related projects. During 2020, we opened 1,000 new stores and remodeled or relocated 1,780 stores.

Capital expenditures during 2023 are projected to be in the range of $1.8 billion to $1.9 billion. We anticipate funding 2023 capital requirements with a combination of some or all of the following: existing cash balances, cash flows from operations, availability under our Revolving Facility and 364-Day Revolving Facility and/or the issuance of additional senior notes and CP Notes. We plan to continue to invest in store growth and development of approximately 1,050 new stores and approximately 2,120 stores to be remodeled or relocated. Capital expenditures in 2023 are anticipated to support our store growth as well as our remodel and relocation initiatives, including capital outlays for leasehold improvements, fixtures and equipment; the construction of new stores; costs to support and enhance our supply chain initiatives including new and existing distribution center facilities and our private fleet; technology initiatives; as well as routine and ongoing capital requirements.

Cash flows from financing activities. During the 2022 period we had proceeds from the issuance of long-term debt of $2.3 billion, and our repayments of long-term debt totaled $911.3 million. Net commercial paper borrowings increased by $1.4 billion and we had no borrowings or repayments under the Revolving Facility or the

364-Day Revolving Facility. We repurchased 11.6 million shares of our common stock at a total cost of $2.7 billion and paid cash dividends of $493.7 million.

In 2021, net commercial paper borrowings increased by $54.3 million. and we had no borrowings or repayments under the Revolving Facility. We repurchased 12.1 million shares of our common stock at a total cost of $2.5 billion and paid cash dividends of $392.2 million.

In 2020, net proceeds from the issuance of long-term debt totaled $1.5 billion, net commercial paper borrowings decreased by $425.2 million, and borrowings and repayments under the Revolving Facility were $300.0 million each. We repurchased 12.3 million shares of our common stock at a total cost of $2.5 billion and paid cash dividends of $355.9 million.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect reported amounts and related disclosures. In addition to the estimates presented below, there are other items within our financial statements that require estimation but are not deemed critical as defined below. We believe these estimates are reasonable and appropriate. However, if actual experience differs from the assumptions and other considerations used, the resulting changes could have a material effect on the financial statements taken as a whole.

Management believes the following policies and estimates are critical because they involve significant judgments, assumptions, and estimates. Management has discussed the development and selection of the critical accounting estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosures presented below relating to those policies and estimates. See Note 1 to the consolidated financial statements for a detailed discussion of our principal accounting policies.

Merchandise Inventories. Merchandise inventories are stated at the lower of cost or market ("LCM") with cost determined using the retail last in, first out ("LIFO") method. We use the retail inventory method ("RIM") to calculate gross profit and the resulting valuation of inventories at cost, which are computed utilizing a calculated cost-to-retail inventory ratio to the retail value of sales at an inventory department level. We apply the RIM to these departments, which are groups of products that are fairly uniform in terms of cost, selling price relationship and turnover. The RIM will result in valuing inventories at LCM if permanent markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain management judgments and estimates that may impact the ending inventory valuation at cost, as well as the gross profit recognized. These judgments include ensuring departments consist of similar products, recording estimated shrinkage between physical inventories, and timely recording of markdowns needed to sell inventory.

We perform an annual LIFO analysis whereby all merchandise units are considered for inclusion in the index formulation. An actual valuation of inventory under the LIFO method is made at the end of each year based on the inventory levels and costs at that time. In contrast, interim LIFO calculations are based on management's annual estimates of sales, the rate of inflation or deflation, and year-end inventory levels. We also perform analyses for determining obsolete inventory, adjusting inventory on a quarterly basis to an LCM value based on various management assumptions including estimated below cost markdowns not yet recorded, but required to liquidate such inventory in future periods.

Factors considered in the determination of markdowns include current and anticipated demand based on changes in competitors' practices, consumer preferences, consumer spending, significant weather events and unseasonable weather patterns. Certain of these factors are outside of our control and may result in greater than estimated markdowns to entice consumer purchases of excess inventory. The amount and timing of markdowns may vary significantly from year to year.

We perform physical inventories in a significant majority of our stores on an annual basis. We calculate our shrink provision based on actual physical inventory results during the fiscal period and an accrual for estimated shrink occurring subsequent to a physical inventory through the end of the fiscal reporting period. This accrual is calculated as a percentage of sales at each retail store, at a department level, based on the store's most recent historical shrink rate. To the extent that subsequent physical inventories yield different results than the estimated accrual, our effective shrink rate for a given reporting period will include the impact of adjusting to the actual results.

We believe our estimates and assumptions related to the application of the RIM results in a merchandise inventory valuation that reasonably approximates cost on a consistent basis.

Impairment of Long-lived Assets. Impairment of long-lived assets results when the carrying value of the assets exceeds the estimated undiscounted future cash flows generated by the assets. Our estimate of undiscounted future store cash flows is based upon historical operations of the stores and estimates of future profitability which encompasses many factors that are subject to variability and are difficult to predict. If our estimates of future cash flows are not materially accurate, our impairment analysis could be impacted accordingly. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's estimated fair value. The fair value is estimated based primarily upon projected future cash flows (discounted at our credit adjusted risk-free rate) or other reasonable estimates of fair market value. Although not currently anticipated, changes in these estimates, assumptions or projections could materially affect the determination of fair value or impairment.

Insurance Liabilities. We retain a significant portion of the risk for our workers' compensation, employee health, general liability, property loss, automobile and certain third-party landlord claim exposures. These represent significant costs primarily due to our large employee base and number of stores. Provisions are made for these liabilities on an undiscounted basis. Certain of these liabilities are based on actual claim data and estimates of incurred but not reported claims developed using actuarial methodologies based on historical claim trends, which have been and are anticipated to continue to be materially accurate. If future claim trends deviate from recent historical patterns, or other unanticipated events affect the number and significance of future claims, we may be required to record additional expenses or expense reductions, which could be material to our future financial results.

Contingent Liabilities – Income Taxes. Income tax reserves are determined using the methodology established by accounting standards relating to uncertainty in income taxes. These standards require companies to assess each income tax position taken using a two-step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and liabilities to be estimated based on provisions of the tax law which may be subject to change or varying interpretation. If our determinations and estimates prove to be inaccurate, the resulting adjustments could be material to our future financial results.

Lease Accounting. Lease liabilities are recorded at a discount based upon our estimated collateralized incremental borrowing rate which involves significant judgments and estimates. Factors incorporated into the calculation of lease discount rates include the valuations and yields of our senior notes, their credit spread over comparable U.S. Treasury rates, and an index of the credit spreads for all North American investment grade companies by rating. To determine an indicative secured rate, we use the estimated credit spread improvement that would result from an upgrade of one ratings classification by tenor. Many of our stores are subject to build-to-suit arrangements with landlords, which typically carry a primary lease term of up to 15 years with multiple renewal options. We also have stores subject to shorter-term leases and many of these leases have renewal options. We record single lease expense on a straight-line basis over the lease term including any option periods that are reasonably certain to be renewed, commencing on the date that we take physical possession of the property from the landlord. Tenant allowances, to the extent received, are recorded as a reduction of the right of use asset. Improvements of leased properties are amortized over the shorter of the life of the applicable lease term or the estimated useful life of the asset.

Share-Based Payments. Our stock option awards are valued on an individual grant basis using the Black-Scholes-Merton closed form option pricing model. We believe that this model fairly estimates the value of our stock option awards. The application of this valuation model involves assumptions that are judgmental in the valuation of stock options, which affects compensation expense related to these options. These assumptions include the term that the options are expected to be outstanding, the historical volatility of our stock price, applicable interest rates and the dividend yield of our stock. Other factors involving judgments that affect the expensing of share-based payments include estimated forfeiture rates of share-based awards. Historically, these estimates have been materially accurate; however, if our estimates differ materially from actual experience, we may be required to record additional expense or reductions of expense, which could be material to our future financial results.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Risk Management

We are exposed to market risk primarily from adverse changes in interest rates, and to a lesser degree commodity prices. To minimize this risk, we may periodically use financial instruments, including derivatives. All derivative financial instrument transactions must be authorized and executed pursuant to approval by the Board of Directors. As a matter of policy, we do not buy or sell financial instruments for speculative or trading purposes, and any such derivative financial instruments are intended to be used to reduce risk by hedging an underlying economic exposure. Our objective is to correlate derivative financial instruments and the underlying exposure being hedged, so that fluctuations in the value of the financial instruments are generally offset by reciprocal changes in the value of the underlying economic exposure.

Interest Rate Risk

We are exposed to changes in interest rates as a result of our short-term borrowings and long-term debt. We manage our interest rate risk through the strategic use of fixed and variable interest rate debt and, from time to time, derivative financial instruments. Currently, we are counterparty to certain interest rate swaps with a total notional amount of $350.0 million entered into in May 2021. These swaps are scheduled to mature in April 2030. Under the terms of these agreements, we swapped fixed interest rates on a portion of our 2030 Senior Notes for three-month LIBOR rates. In recent years, our principal interest rate exposure has been from outstanding borrowings under our Revolving Facility as well as our commercial paper program. As of February 3, 2023, we had $1.5 billion of consolidated commercial paper borrowings and no borrowings outstanding under our Revolving Facility or our 364-Day Revolving Facility. For a detailed discussion of our Revolving Facility, our 364-Day Revolving Facility and our commercial paper program, see Note 5 to the consolidated financial statements.

A change in interest rates on variable rate debt impacts our pre-tax earnings and cash flows; whereas a change in interest rates on fixed rate debt impacts the economic fair value of debt but not our pre-tax earnings and cash flows. At February 3, 2023, our primary interest rate exposure was from changes in interest rates which affect our variable rate debt. Based on our outstanding variable rate debt as of February 3, 2023, after giving consideration to our interest rate swap agreements, the annualized effect of a one percentage point increase in variable interest rates would have resulted in a pretax reduction of our earnings and cash flows of approximately $18.5 million in 2022.

At January 28, 2022, our primary interest rate exposure was from changes in interest rates which affect our variable rate debt. Based on our outstanding variable rate debt as of January 28, 2022, after giving consideration to our interest rate swap agreements, the annualized effect of a one percentage point increase in variable interest rates would have resulted in a pretax reduction of our earnings and cash flows of approximately $4.1 million in 2021.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Dollar General Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dollar General Corporation and subsidiaries (the Company) as of February 3, 2023 and January 28, 2022, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended February 3, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 3, 2023 and January 28, 2022, and the results of its operations and its cash flows for each of the three years in the period ended February 3, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 3, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 24, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosure to which it relates.

Estimate of Workers' Compensation and General Liability Reserves

Description of the Matter	The Company records expenses and reserves for workers' compensation matters related to alleged work-related employee accidents and injuries, as well as general liability matters related to alleged non-employee incidents and injuries. At February 3, 2023, the Company's reserves for self-insurance risks were $274.8 million, which includes workers' compensation and general liability reserves. As discussed in Note 1 of the consolidated financial statements, the Company retains a significant portion of risk related to its workers' compensation and general liability exposures. Accordingly, provisions are recorded for the Company's estimates of such losses. The undiscounted future claim costs for the workers' compensation and general liability exposures are estimated using actuarial methods.
	Auditing management's assessment of the recorded workers' compensation and general liability self-insurance exposure reserves was complex and judgmental due to the significant assumptions required in projecting the exposure on incurred claims (including those which have not been reported to the Company). In particular, the estimate was sensitive to significant assumptions such as loss development factors, trend factors, and pure loss rates.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's accounting for these self-insurance exposures. For example, we tested controls over the appropriateness of the assumptions management used in the calculation and the completeness and accuracy of the data underlying the reserves.
	To test the Company's determination of the estimated required workers' compensation and general liability self-insurance reserves, we performed audit procedures that included, among others, assessing the actuarial valuation methodologies utilized by management, testing the significant assumptions discussed above, testing the completeness and accuracy of the underlying data used by the Company in its evaluation, and testing the mathematical accuracy of the calculations. We also compared the significant assumptions used by management to industry accepted actuarial assumptions, reassessed the accuracy of management's historical estimates utilized in prior period evaluations, and utilized an actuarial valuation specialist to assist in assessing the valuation methodologies and significant assumptions used in the valuation analysis, as well as to compare the Company's recorded reserve to an independently developed range of actuarial reserves.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2001.

Nashville, Tennessee
March 24, 2023

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	February 3, 2023	January 28, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 381,576	$ 344,829
Merchandise inventories	6,760,733	5,614,325
Income taxes receivable	135,775	97,394
Prepaid expenses and other current assets	302,925	247,295
Total current assets	7,581,009	6,303,843
Net property and equipment	5,236,309	4,346,127
Operating lease assets	10,670,014	10,092,930
Goodwill	4,338,589	4,338,589
Other intangible assets, net	1,199,700	1,199,750
Other assets, net	57,746	46,132
Total assets	$ 29,083,367	$ 26,327,371
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of operating lease liabilities	1,288,939	1,183,559
Accounts payable	3,552,991	3,738,604
Accrued expenses and other	1,036,919	1,049,139
Income taxes payable	8,919	8,055
Total current liabilities	5,887,768	5,979,357
Long-term obligations	7,009,399	4,172,068
Long-term operating lease liabilities	9,362,761	8,890,709
Deferred income taxes	1,060,906	825,254
Other liabilities	220,761	197,997
Commitments and contingencies		
Shareholders' equity:		
Preferred stock	—	—
Common stock; $0.875 par value, 1,000,000 shares authorized, 219,105 and 230,016 shares issued and outstanding at February 3, 2023 and January 28, 2022, respectively	191,718	201,265
Additional paid-in capital	3,693,871	3,587,914
Retained earnings	1,656,140	2,473,999
Accumulated other comprehensive income (loss)	43	(1,192)
Total shareholders' equity	5,541,772	6,261,986
Total liabilities and shareholders' equity	$ 29,083,367	$ 26,327,371

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Net sales	$ 37,844,863	$ 34,220,449	$ 33,746,839
Cost of goods sold	26,024,765	23,407,443	23,027,977
Gross profit	11,820,098	10,813,006	10,718,862
Selling, general and administrative expenses	8,491,796	7,592,331	7,164,097
Operating profit	3,328,302	3,220,675	3,554,765
Interest expense	211,273	157,526	150,385
Other (income) expense	415	—	—
Income before income taxes	3,116,614	3,063,149	3,404,380
Income tax expense	700,625	663,917	749,330
Net income	$ 2,415,989	$ 2,399,232	$ 2,655,050
Earnings per share:			
Basic	$ 10.73	$ 10.24	$ 10.70
Diluted	$ 10.68	$ 10.17	$ 10.62
Weighted average shares outstanding:			
Basic	225,148	234,261	248,171
Diluted	226,297	235,812	250,076
Dividends per share	$ 2.20	$ 1.68	$ 1.44

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Net income	$ 2,415,989	$ 2,399,232	$ 2,655,050
Unrealized net gain (loss) on hedged transactions and currency translation, net of related income tax expense (benefit) of $353, $346, and $346, respectively	1,235	971	972
Comprehensive income	$ 2,417,224	$ 2,400,203	$ 2,656,022

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands except per share amounts)

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances, January 31, 2020	251,936	$ 220,444	$ 3,322,531	$ 3,162,660	$ (3,135)	$ 6,702,500
Net income	—	—	—	2,655,050	—	2,655,050
Dividends paid, $1.44 per common share	—	—	—	(355,934)	—	(355,934)
Unrealized net gain (loss) on hedged transactions	—	—	—	—	972	972
Share-based compensation expense	—	—	68,609	—	—	68,609
Repurchases of common stock	(12,297)	(10,760)	—	(2,455,674)	—	(2,466,434)
Other equity and related transactions	1,146	1,003	55,472	—	—	56,475
Balances, January 29, 2021	240,785	$ 210,687	$ 3,446,612	$ 3,006,102	$ (2,163)	$ 6,661,238
Net income	—	—	—	2,399,232	—	2,399,232
Dividends paid, $1.68 per common share	—	—	—	(392,217)	—	(392,217)
Unrealized net gain (loss) on hedged transactions	—	—	—	—	971	971
Share-based compensation expense	—	—	78,178	—	—	78,178
Repurchases of common stock	(12,058)	(10,551)	—	(2,539,118)	—	(2,549,669)
Other equity and related transactions	1,289	1,129	63,124	—	—	64,253
Balances, January 28, 2022	230,016	$ 201,265	$ 3,587,914	$ 2,473,999	$ (1,192)	$ 6,261,986
Net income	—	—	—	2,415,989	—	2,415,989
Dividends paid, $2.20 per common share	—	—	—	(493,732)	—	(493,732)
Unrealized net gain (loss) on hedged transactions and currency translation	—	—	—	—	1,235	1,235
Share-based compensation expense	—	—	72,712	—	—	72,712
Repurchases of common stock	(11,643)	(10,188)	—	(2,737,826)	—	(2,748,014)
Excise tax incurred on common stock repurchases	—	—	—	(2,290)	—	(2,290)
Other equity and related transactions	732	641	33,245	—	—	33,886
Balances, February 3, 2023	219,105	$ 191,718	$ 3,693,871	$ 1,656,140	$ 43	$ 5,541,772

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended		
	February 3, 2023	January 28, 2022	January 29, 2021
Cash flows from operating activities:			
Net income	$ 2,415,989	$ 2,399,232	$ 2,655,050
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	724,877	641,316	574,237
Deferred income taxes	235,299	114,359	34,976
Noncash share-based compensation	72,712	78,178	68,609
Other noncash (gains) and losses	530,530	191,040	11,570
Change in operating assets and liabilities:			
Merchandise inventories	(1,665,352)	(550,114)	(575,827)
Prepaid expenses and other current assets	(65,102)	(47,471)	(16,516)
Accounts payable	(194,722)	98,735	745,596
Accrued expenses and other liabilities	(25,409)	(37,328)	388,597
Income taxes	(37,517)	(14,642)	(6,522)
Other	(6,750)	(7,494)	(3,611)
Net cash provided by (used in) operating activities	1,984,555	2,865,811	3,876,159
Cash flows from investing activities:			
Purchases of property and equipment	(1,560,582)	(1,070,460)	(1,027,963)
Proceeds from sales of property and equipment	5,236	4,903	3,053
Net cash provided by (used in) investing activities	(1,555,346)	(1,065,557)	(1,024,910)
Cash flows from financing activities:			
Issuance of long-term obligations	2,296,053	—	1,494,315
Repayments of long-term obligations	(911,330)	(6,402)	(4,640)
Net increase (decrease) in commercial paper outstanding	1,447,600	54,300	(425,200)
Borrowings under revolving credit facilities	—	—	300,000
Repayments of borrowings under revolving credit facilities	—	—	(300,000)
Costs associated with issuance of debt	(16,925)	(2,268)	(13,574)
Repurchases of common stock	(2,748,014)	(2,549,669)	(2,466,434)
Payments of cash dividends	(493,726)	(392,188)	(355,926)
Other equity and related transactions	33,880	64,225	56,467
Net cash provided by (used in) financing activities	(392,462)	(2,832,002)	(1,714,992)
Net increase (decrease) in cash and cash equivalents	36,747	(1,031,748)	1,136,257
Cash and cash equivalents, beginning of period	344,829	1,376,577	240,320
Cash and cash equivalents, end of period	$ 381,576	$ 344,829	$ 1,376,577
Supplemental cash flow information:			
Cash paid for:			
Interest	$ 195,312	$ 159,803	$ 128,211
Income taxes	$ 500,814	$ 568,267	$ 721,570
Supplemental noncash investing and financing activities:			
Right of use assets obtained in exchange for new operating lease liabilities	$ 1,836,718	$ 1,778,564	$ 1,721,530
Purchases of property and equipment awaiting processing for payment, included in Accounts payable	$ 150,694	$ 143,589	$ 118,059

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presentation and accounting policies

Basis of presentation

These notes contain references to the years 2022, 2021, and 2020, which represent fiscal years ended February 3, 2023, January 28, 2022, and January 29, 2021, respectively. The Company's 2022 accounting period was comprised of 53 weeks, and the 2021 and 2020 accounting periods were each comprised of 52 weeks. The Company's fiscal year ends on the Friday closest to January 31. The consolidated financial statements include all subsidiaries of the Company, except for its not-for-profit subsidiary which the Company does not control. Intercompany transactions have been eliminated.

The Company sells general merchandise on a retail basis through 19,104 stores (as of February 3, 2023) in 47 states with the greatest concentration of stores in the southern, southwestern, midwestern and eastern United States. As of February 3, 2023, the Company operated 19 distribution centers for non-refrigerated products, ten cold storage distribution centers, and two combination distribution centers which have both refrigerated and non-refrigerated products. The Company leases 14 of these facilities and the remainder are owned.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with insignificant interest rate risk and original maturities of three months or less when purchased. Such investments primarily consist of money market funds, bank deposits, certificates of deposit, and commercial paper. The carrying amounts of these items are a reasonable estimate of their fair value due to the short maturity of these investments.

Payments due from processors for electronic tender transactions classified as cash and cash equivalents totaled approximately $157.3 million and $133.9 million at February 3, 2023 and January 28, 2022, respectively.

Investments in debt and equity securities

The Company accounts for investments in debt and marketable equity securities as held-to-maturity, available-for-sale, or trading, depending on their classification. Debt securities categorized as held-to-maturity are stated at amortized cost. Debt and equity securities categorized as available-for-sale are stated at fair value, with any unrealized gains and losses, net of deferred income taxes, reported as a component of Accumulated other comprehensive loss. Trading securities are stated at fair value, with changes in fair value recorded as a component of Selling, general and administrative ("SG&A") expense. The cost of securities sold is based upon the specific identification method.

Merchandise inventories

Inventories are stated at the lower of cost or market ("LCM") with cost determined using the retail last-in, first-out ("LIFO") method as this method results in a better matching of costs and revenues. Under the Company's retail inventory method ("RIM"), the calculation of gross profit and the resulting valuation of inventories at cost are computed by applying a calculated cost-to-retail inventory ratio to the retail value of sales at a department level. The use of the RIM will result in valuing inventories at LCM if markdowns are currently taken as a reduction of the retail value of inventories. Costs directly associated with warehousing and distribution are capitalized into inventory.

The excess of current cost over LIFO cost was approximately $813.6 million and $296.3 million at February 3, 2023 and January 28, 2022, respectively. Current cost is determined using the RIM on a first-in, first-out basis. Under the LIFO inventory method, the impacts of rising or falling market price changes increase or decrease cost of sales (the LIFO provision or benefit). The Company recorded a LIFO provision of $517.3 million in 2022,

$180.4 million in 2021, and $5.1 million in 2020, which is included in cost of goods sold in the consolidated statements of income.

The Company purchases its merchandise from a wide variety of suppliers. The Company's two largest suppliers accounted for approximately 10% and 8%, respectively, of the Company's purchases in 2022.

Vendor rebates

The Company accounts for all cash consideration received from vendors in accordance with applicable accounting standards pertaining to such arrangements. Cash consideration received from a vendor is generally presumed to be a rebate or an allowance and is accounted for as a reduction of merchandise purchase costs as earned. However, certain specific, incremental and otherwise qualifying SG&A expenses related to the promotion or sale of vendor products may be offset by cash consideration received from vendors, in accordance with arrangements such as cooperative advertising, when earned for dollar amounts up to but not exceeding actual incremental costs.

Prepaid expenses and other current assets

Prepaid expenses and other current assets include amounts receivable for certain vendor rebates and other miscellaneous receivables (primarily those expected to be collected in cash), and prepaid amounts for SAAS fees, maintenance, business licenses and insurance.

Property and equipment

Property and equipment acquired is recorded at cost. The Company records depreciation and amortization on a straight-line basis over the assets' estimated useful lives. Amounts included in the Company's property and equipment balances and their estimated lives are summarized as follows:

(In thousands)	Life		February 3, 2023	January 28, 2022
Land	Indefinite	$	230,814	$ 227,085
Land improvements	20		98,567	96,402
Buildings	39 - 40		1,561,440	1,446,126
Leasehold improvements	(a)		1,011,788	889,782
Furniture, fixtures and equipment	3 - 10		5,714,456	4,984,534
Construction in progress			313,615	131,073
Right of use assets - finance leases	Various		215,052	162,772
			9,145,732	7,937,774
Less accumulated depreciation and amortization			(3,909,423)	(3,591,647)
Net property and equipment		$	5,236,309	$ 4,346,127

(a) Depreciated over the lesser of the life of the applicable lease term or the estimated useful life of the asset.

Depreciation and amortization expense related to property and equipment was approximately $717.8 million, $635.9 million and $569.3 million for 2022, 2021 and 2020, respectively. Interest on borrowed funds during the construction of property and equipment is capitalized where applicable. Interest costs of $4.8 million, $1.2 million, and less than $0.1 million were capitalized in 2022, 2021 and 2020, respectively.

Impairment of long-lived assets

When indicators of impairment are present, the Company evaluates the carrying value of long-lived assets, excluding goodwill and other indefinite-lived intangible assets, in relation to the operating performance and future cash flows or the appraised values of the underlying assets. Generally, the Company's policy is to review for impairment stores open more than three years for which current cash flows from operations are negative. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows expected to be generated by the assets. The Company's estimate of undiscounted future cash flows is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to variability and difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's estimated fair value. The fair value is estimated based primarily upon estimated future cash flows over the asset's remaining useful life (discounted at the Company's credit adjusted risk-free rate) or other reasonable estimates of fair market value. Assets to be disposed of are adjusted to the fair value less the cost to sell if less than the book value.

The Company recorded impairment charges included in SG&A expense of approximately $2.1 million in 2022, $2.6 million in 2021 and $2.7 million in 2020, to reduce the carrying value of certain of its stores' assets. Such action was deemed necessary based on the Company's evaluation that such amounts would not be recoverable primarily due to insufficient sales or excessive costs resulting in the carrying value of the assets exceeding the estimated undiscounted future cash flows generated by the assets at these locations.

Goodwill and other intangible assets

If not deemed indefinite, the Company amortizes intangible assets over their estimated useful lives. Goodwill and intangible assets with indefinite lives are tested for impairment annually or more frequently if indicators of impairment are present. Definite lived intangible assets are tested for impairment if indicators of impairment are present. Impaired assets are written down to fair value as required. No impairment of intangible assets has been identified during any of the periods presented.

In accordance with accounting standards for goodwill and indefinite-lived intangible assets, an entity has the option first to assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not that goodwill or an indefinite-lived intangible asset is impaired. If after such assessment an entity concludes that the asset is not impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the asset using a quantitative impairment test. If the results of such test indicate impairment, the associated assets must be written down to fair value as described in further detail below.

The quantitative goodwill impairment test requires management to make judgments in determining what assumptions to use in the calculation. The process consists of comparing the fair value of the reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, management would then determine if the difference between the carrying amount and fair value is greater than the carrying amount of goodwill allocated to the reporting unit. If it is, the impairment recognized would be equal to the total carrying amount of goodwill allocated to the reporting unit, and if not, impairment would be recognized equal to the difference between the carrying amount of the reporting unit and its fair value.

The quantitative impairment test for intangible assets compares the fair value of the intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The Company's goodwill balance has an indefinite life and is not expected to be deductible for income tax purposes. Substantially all of the Company's other intangible assets are its trade names and trademarks which have an indefinite life.

Other assets

Noncurrent Other assets consist primarily of investments and qualifying prepaid expenses for maintenance, and utility and other deposits.

Accrued expenses and other liabilities

Accrued expenses and other consist of the following:

(In thousands)	February 3, 2023	January 28, 2022
Compensation and benefits	$ 214,472	$ 215,355
Self-insurance reserves	136,911	127,719
Taxes (other than taxes on income)	296,343	324,438
Other	389,193	381,627
	$ 1,036,919	$ 1,049,139

Included in other accrued expenses are liabilities for freight expense, interest, utilities, maintenance and legal settlements.

Insurance liabilities

The Company retains a significant portion of risk for its workers' compensation, employee health, general liability, property, automobile, and certain third-party landlord general liability claim exposures. Accordingly, provisions are made for the Company's estimates of such risks which are recorded as self-insurance reserves pursuant to Company policy. The undiscounted future claim costs for the workers' compensation, general liability, landlord liability, and health claim risks are derived using actuarial methods which are sensitive to significant assumptions such as loss development factors, trend factors, pure loss rates, and projected claim counts. To the extent that subsequent claim costs vary from the Company's estimates, future results of operations will be affected as the reserves are adjusted.

Ashley River Insurance Company ("ARIC"), a Tennessee-based wholly owned captive insurance subsidiary of the Company, charges the operating subsidiary companies premiums to insure the retained workers' compensation, medical stop-loss, and non-property general liability exposures. Pursuant to Tennessee insurance regulations, ARIC maintains certain levels of cash and cash equivalents related to its self-insured exposures.

Leases

The Company records operating lease right of use assets and liabilities on its balance sheet. Lease liabilities are recorded at a discount based upon the Company's estimated collateralized incremental borrowing rate. Factors incorporated into the calculation of lease discount rates include the valuations and yields of the Company's senior notes, their credit spread over comparable U.S. Treasury rates, and an index of the credit spreads for all North American investment grade companies by rating. To determine an indicative secured rate, the Company uses the estimated credit spread improvement that would result from an upgrade of one ratings classification by tenor.

The Company records single lease cost on a straight-line basis over the base, non-cancelable lease term commencing on the date that the Company takes physical possession of the property from the landlord, which may include a period prior to the opening of a store or other facility to make any necessary leasehold improvements and install fixtures. Any tenant allowances received are recorded as a reduction of the right of use asset. Leases with an initial term of 12 months or less are not recorded on the balance sheet and lease expense for such leases is recognized on a straight-line basis over the lease term. The Company combines lease and nonlease components. Many leases include one or more options to renew, and the exercise of lease renewal options is at the Company's sole discretion. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Other liabilities

Other liabilities primarily consists of self-insurance which equaled $137.8 million in 2022 and $129.7 million in 2021.

Fair value accounting

The Company utilizes accounting standards for fair value, which include the definition of fair value, the framework for measuring fair value, and disclosures about fair value measurements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are directly or indirectly observable for the asset or liability. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are based on an entity's own assumptions, as there is little, if any, observable market activity. In instances where the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Other comprehensive income

The Company previously recorded a loss on the settlement of derivatives associated with the issuance of long-term debt in 2013 which was deferred to other comprehensive income and is being amortized as an increase to interest expense over the 10-year period of the debt's maturity.

Revenue recognition

The Company recognizes retail sales in its stores at the time the customer takes possession of merchandise. All sales are net of discounts and are presented net of taxes assessed by governmental authorities that are imposed concurrent with those sales.

The Company recognizes gift card sales revenue at the time of redemption. The liability for gift cards is established for the cash value at the time of purchase of the gift card. The liability for outstanding gift cards was approximately $10.7 million and $9.7 million at February 3, 2023 and January 28, 2022, respectively, and is recorded in Accrued expenses and other liabilities. Estimated breakage revenue, a percentage of gift cards that will never be redeemed based on historical redemption rates, is recognized over time in proportion to actual gift card redemptions. The Company recorded breakage revenue of $2.3 million, $1.7 million and $1.3 million in 2022, 2021 and 2020, respectively.

Advertising costs

Advertising costs are expensed upon performance, "first showing" or distribution, and are reflected in SG&A expenses net of earned cooperative advertising amounts provided by vendors which are specific, incremental and otherwise qualifying expenses related to the promotion or sale of vendor products for dollar amounts up to but not exceeding actual incremental costs. Advertising costs were $126.0 million, $117.2 million and $107.4 million in

2022, 2021 and 2020, respectively. These costs primarily include promotional circulars, targeted circulars supporting new stores, television and radio advertising, and in-store signage. Vendor funding for cooperative advertising offset reported expenses by $33.4 million, $34.3 million and $33.4 million in 2022, 2021 and 2020, respectively.

Share-based payments

The Company recognizes compensation expense for share-based compensation based on the fair value of the awards on the grant date. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate may be adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the prior estimate. The forfeiture rate is the estimated percentage of share-based awards granted that are expected to be forfeited or canceled before becoming fully vested. The Company bases this estimate on historical experience or estimates of future trends, as applicable. An increase in the forfeiture rate will decrease compensation expense.

The fair value of each option grant is separately estimated and amortized into compensation expense on a straight-line basis between the applicable grant date and each vesting date. The Company has estimated the fair value of all stock option awards as of the grant date by applying the Black-Scholes-Merton option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive to variation in the determination of compensation expense.

The Company calculates compensation expense for restricted stock, share units and similar awards as the difference between the market price of the underlying stock or similar award on the grant date and the purchase price, if any. Such expense is recognized on a straight-line basis for time-based awards and on an accelerated or straight-line basis for performance awards depending on the period over which the recipient earns the awards.

Store pre-opening costs

Pre-opening costs related to new store openings and the related construction periods are expensed as incurred.

Income taxes

Under the accounting standards for income taxes, the asset and liability method is used for computing the future income tax consequences of events that have been recognized in the Company's consolidated financial statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities.

The Company includes income tax related interest and penalties as a component of the provision for income tax expense.

Income tax reserves are determined using a methodology which requires companies to assess each income tax position taken using a two-step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and estimated liabilities to be made based on provisions of the tax law which may be subject to change or varying interpretation. If the Company's determinations and estimates prove to be inaccurate, the resulting adjustments could be material to the Company's future financial results.

Management estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Accounting standards

In March 2020 and January 2021, the Financial Accounting Standards Board ("FASB") issued accounting standards updates pertaining to reference rate reform. This collective guidance is in response to accounting concerns regarding contract modifications and hedge accounting because of impending rate reform associated with structural risks of interbank offered rates (IBORs), and, particularly, the risk of cessation of LIBOR, related to regulators in several jurisdictions around the world having undertaken reference rate reform initiatives to identify alternative reference rates. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The adoption of this guidance is effective for all entities as of March 12, 2020 through December 31, 2024. The Company does not expect the adoption of this guidance to have a material impact on its consolidated results of operations, financial position or cash flows.

In September 2022, the FASB issued new required disclosures for supplier finance programs. This is intended to enhance the transparency about the use of supplier finance programs for investors. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with the exception of the disclosure of rollforward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The amendments should be applied retrospectively to each period in which a balance sheet is presented, except for disclosure of rollforward information, which should be applied prospectively. The Company does not expect the adoption of this guidance to have a material impact on its consolidated results of operations, financial position or cash flows.

2.   Earnings per share

Earnings per share is computed as follows (in thousands except per share data):

	2022		
	Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$ 2,415,989	225,148	$ 10.73
Effect of dilutive share-based awards		1,149	
Diluted earnings per share	$ 2,415,989	226,297	$ 10.68

	2021		
	Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$ 2,399,232	234,261	$ 10.24
Effect of dilutive share-based awards		1,551	
Diluted earnings per share	$ 2,399,232	235,812	$ 10.17

	2020		
	Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$ 2,655,050	248,171	$ 10.70
Effect of dilutive share-based awards		1,905	
Diluted earnings per share	$ 2,655,050	250,076	$ 10.62

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is determined based on the dilutive effect of share-based awards using the treasury stock method.

Share-based awards that were outstanding at the end of the respective periods, but were not included in the computation of diluted earnings per share because the effect of exercising such options would be antidilutive, were approximately 0.1 million, 0.1 million and 0.2 million in 2022, 2021 and 2020, respectively.

3. Income taxes

The provision (benefit) for income taxes consists of the following:

(In thousands)	2022	2021	2020
Current:			
Federal	$ 400,752	$ 472,913	$ 614,207
Foreign	279	384	127
State	63,562	76,261	100,002
	464,593	549,558	714,336
Deferred:			
Federal	195,529	93,114	32,433
Foreign	(24)	(38)	(104)
State	40,527	21,283	2,665
	236,032	114,359	34,994
	$ 700,625	$ 663,917	$ 749,330

A reconciliation between actual income taxes and amounts computed by applying the federal statutory rate to income before income taxes is summarized as follows:

(Dollars in thousands)	2022		2021		2020	
U.S. federal statutory rate on earnings before income taxes	$ 654,489	21.0 %	$ 643,262	21.0 %	$ 714,920	21.0 %
State income taxes, net of federal income tax benefit	82,134	2.6	77,086	2.5	81,117	2.4
Jobs credits, net of federal income taxes	(37,639)	(1.2)	(39,936)	(1.3)	(27,479)	(0.8)
Other, net	1,641	0.1	(16,495)	(0.5)	(19,228)	(0.6)
	$ 700,625	22.5 %	$ 663,917	21.7 %	$ 749,330	22.0 %

The effective income tax rate for 2022 was 22.5% compared to a rate of 21.7% for 2021 which represents a net increase of 0.8 percentage points. The effective income tax rate was higher in 2022 primarily due to decreased income tax benefits associated with stock-based compensation compared to 2021.

The effective income tax rate for 2021 was 21.7% compared to a rate of 22.0% for 2020 which represents a net decrease of 0.3 percentage points. The effective income tax rate was lower in 2021 primarily due to increased income tax benefits associated with federal tax credits partially offset by a higher state effective tax rate in 2021 compared to 2020.

Deferred taxes reflect the effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

(In thousands)	February 3, 2023	January 28, 2022
Deferred tax assets:		
Deferred compensation expense	$ 12,029	$ 11,563
Accrued expenses	7,274	26,984
Accrued rent	473	552
Lease liabilities	2,760,588	2,617,954
Accrued insurance	7,514	6,971
Accrued incentive compensation	26,534	30,716
Share based compensation	15,309	16,605
Interest rate hedges	31	383
Tax benefit of income tax and interest reserves related to uncertain tax positions	77	79
State and foreign tax net operating loss carry forwards, net of federal tax	4,279	903
State tax credit carry forwards, net of federal tax	7,812	6,973
Other	22,756	16,715
	2,864,676	2,736,398
Less valuation allowances, net of federal income taxes	(9,001)	(5,235)
Total deferred tax assets	2,855,675	2,731,163
Deferred tax liabilities:		
Property and equipment	(684,468)	(572,286)
Lease assets	(2,728,507)	(2,588,709)
Inventories	(176,798)	(68,780)
Trademarks	(307,734)	(310,011)
Prepaid insurance	(17,870)	(15,278)
Other	(1,204)	(1,353)
Total deferred tax liabilities	(3,916,581)	(3,556,417)
Net deferred tax liabilities	$ (1,060,906)	$ (825,254)

The Company has state tax credit carryforwards of approximately $7.8 million (net of federal benefit) that will expire beginning in 2023 through 2027 and the Company has approximately $13.5 million of state apportioned net operating loss carryforwards, which will begin to expire in 2029 and will continue through 2041.

The Company has a valuation allowance for certain state tax credit carryforwards and foreign net operating loss carryforwards, in the amount of $9.0 million and $5.2 million (net of federal benefit) which increased income tax expense by $3.8 million and $1.1 million in 2022 and 2021, respectively. Management believes that the results from operations will not generate sufficient taxable income to realize these deferred tax assets before they expire.

Management believes that it is more likely than not that the Company's results of operations and its existing deferred tax liabilities will generate sufficient taxable income to realize the remaining deferred tax assets.

The Company's 2018 and earlier tax years are not open for further examination by the Internal Revenue Service ("IRS"). The IRS, at its discretion, may choose to examine the Company's 2019 through 2021 fiscal year income tax filings. The Company has various state income tax examinations that are currently in progress. Generally, with few exceptions, the Company's 2019 and later tax years remain open for examination by the various state taxing authorities.

As of February 3, 2023, accruals for uncertain tax benefits, interest expense related to income taxes and potential income tax penalties were $8.0 million, $0.3 million and $0.0 million, respectively, for a total of $8.3 million. As of January 28, 2022, accruals for uncertain tax benefits, interest expense related to income taxes and potential income tax penalties were $6.2 million, $0.2 million and $0.0 million, respectively, for a total of $6.4 million. These totals are reflected in noncurrent Other liabilities in the consolidated balance sheets.

The Company's reserve for uncertain tax positions is expected to be reduced by $2.4 million in the coming twelve months as a result of expiring statutes of limitations or settlements. As of February 3, 2023 and January 28, 2022, approximately $8.0 million and $6.2 million, respectively, of the uncertain tax positions would impact the Company's effective income tax rate if the Company were to recognize the tax benefit for these positions.

The amounts associated with uncertain tax positions included in income tax expense consists of the following:

(In thousands)	2022	2021	2020
Income tax expense (benefit).	$ 1,797	$ (1,311)	$ 2,411
Income tax related interest expense (benefit).	28	(281)	104
Income tax related penalty expense (benefit).	—	—	—

A reconciliation of the uncertain income tax positions from January 31, 2020 through February 3, 2023 is as follows:

(In thousands)	2022	2021	2020
Beginning balance	$ 6,191	$ 7,502	$ 5,090
Increases—tax positions taken in the current year.	—	—	—
Increases—tax positions taken in prior years.	3,499	2,803	3,857
Decreases—tax positions taken in prior years	—	—	(1,445)
Statute expirations	(1,239)	(1,456)	—
Settlements	(463)	(2,658)	—
Ending balance	$ 7,988	$ 6,191	$ 7,502

4.   Leases

As of February 3, 2023, the Company's primary leasing activities were real estate leases for most of its retail store locations and certain of its distribution facilities. Many of the Company's store locations are subject to build-to-suit arrangements with landlords which typically carry a primary lease term of up to 15 years. The Company does not control build-to-suit properties during the construction period. Store locations not subject to build-to-suit arrangements are typically shorter-term leases. Certain of the Company's leased store locations have variable payments based upon actual costs of common area maintenance, real estate taxes and property and liability insurance. In addition, some of the Company's leased store locations have provisions for variable payments based upon a specified percentage of defined sales volume. The Company's lease agreements generally do not contain material restrictive covenants.

Most of the Company's leases include one or more options to renew and extend the lease term. The exercise of lease renewal options is at the Company's sole discretion. Generally, a renewal option is not deemed to be reasonably certain to be exercised until such option is legally executed. The Company's leases do not include purchase options or residual value guarantees on the leased property. The depreciable life of leasehold improvements is limited by the expected lease term.

Substantially all of the Company's leases are classified as operating leases and the associated assets and liabilities are presented as separate captions in the consolidated balance sheets. Finance lease assets are included in net property and equipment, and finance lease liabilities are included in long-term obligations, in the consolidated balance sheets. At February 3, 2023, the weighted-average remaining lease term for the Company's leases was 9.6 years, and the weighted average discount rate was 3.9%. For 2022, 2021 and 2020, operating lease cost of $1.61 billion, $1.49 billion and $1.38 billion, respectively, and variable lease cost of $0.31 billion, $0.28 billion and $0.26 billion, respectively, were reflected as selling, general and administrative expenses in the consolidated statements of income. Cash paid for amounts included in the measurement of operating lease liabilities of $1.62 billion, $1.5 billion and $1.39 billion, respectively, were reflected in cash flows from operating activities in the consolidated statements of cash flows for 2022, 2021 and 2020.

The scheduled maturity of the Company's operating lease liabilities is as follows:

(In thousands)	
2023	$ 1,675,193
2024	1,619,954
2025	1,518,975
2026	1,396,714
2027	1,255,062
Thereafter	5,271,366
Total lease payments (a)	12,737,264
Less imputed interest	(2,085,564)
Present value of lease liabilities	$ 10,651,700

a) Excludes approximately $481.0 million of legally binding minimum lease payments for leases signed which have not yet commenced.

5. Current and long-term obligations

Consolidated current and long-term obligations consist of the following:

(In thousands)	February 3, 2023	January 28, 2022
Revolving Facility	$ —	$ —
364-Day Revolving Facility	—	—
3.250% Senior Notes due April 15, 2023 (net of discount of $0 and $319)	—	899,681
4.250% Senior Notes due September 20, 2024 (net of discount of $563 and $0)	749,437	—
4.150% Senior Notes due November 1, 2025 (net of discount of $249 and $332)	499,751	499,668
3.875% Senior Notes due April 15, 2027 (net of discount of $207 and $251)	599,793	599,749
4.625% Senior Notes due November 1, 2027 (net of discount of $495 and $0)	549,505	—
4.125% Senior Notes due May 1, 2028 (net of discount of $287 and $336)	499,713	499,664
3.500% Senior Notes due April 3, 2030 (net of discount of $504 and $564)	952,440	988,990
5.000% Senior Notes due November 1, 2032 (net of discount of $2,346 and $0)	697,654	—
4.125% Senior Notes due April 3, 2050 (net of discount of $4,766 and $4,857)	495,234	495,143
5.500% Senior Notes due November 1, 2052 (net of discount of $292 and $0)	299,708	—
Unsecured commercial paper notes	1,501,900	54,300
Other	200,695	159,525
Debt issuance costs, net	(36,431)	(24,652)
Long-term obligations	$ 7,009,399	$ 4,172,068

At February 3, 2023, the existing senior unsecured revolving credit facility (the "Revolving Facility") had a commitment of $2.0 billion that provides for the issuance of letters of credit up to $100.0 million and is scheduled to mature on December 2, 2026.

Borrowings under the Revolving Facility bear interest at a rate equal to an applicable interest rate margin plus, at the Company's option, either (a) Adjusted Term SOFR (which is Term SOFR (as published by CME Group Benchmark Administration Limited) plus a credit spread adjustment of 0.10% or (b) a base rate (which is usually equal to the prime rate). The applicable interest rate margin for borrowings as of February 3, 2023 was 1.015% for Adjusted Term SOFR borrowings and 0.015% for base-rate borrowings. The Company is also required to pay a facility fee, payable on any used and unused commitment amounts of the Revolving Facility, and customary fees on letters of credit issued under the Revolving Facility. As of February 3, 2023, the facility fee rate was 0.11%. The applicable interest rate margins for borrowings, the facility fees and the letter of credit fees under the Revolving Facility are subject to adjustment from time to time based on the Company's long-term senior unsecured debt ratings.

The Company entered into a 364-day $750 million unsecured revolving credit facility (the "364-Day Revolving Facility") on January 31, 2023, which will expire on January 30, 2024. At February 3, 2023, the 364-Day Revolving Facility had no outstanding borrowing.

Borrowings under the 364-Day Revolving Facility bear interest at a rate equal to an applicable interest rate margin plus, at the Company's option, either (a) Adjusted Term SOFR (which is Term SOFR (as published by CME Group Benchmark Administration Limited) plus a credit spread adjustment of 0.10%) or (b) a base rate (which is usually equal to the prime rate). The Company is also required to pay a facility fee to the lenders under the 364-Day Revolving Facility for any used and unused commitments. As of February 3, 2023, the applicable interest rate margin for Adjusted Term SOFR loans was 1.035% and the facility fee rate was 0.09%. The applicable interest rate margins for borrowings and the facility fees under the 364-Day Revolving Facility are subject to adjustment from time to time based on the Company's long-term senior unsecured debt ratings.

The Revolving Facility and the 364-Day Revolving Facility contain a number of customary affirmative and negative covenants that, among other things, restrict, subject to certain exceptions, the Company's (and its subsidiaries') ability to: incur additional liens; sell all or substantially all of the Company's assets; consummate certain fundamental changes or change in the Company's lines of business; and incur additional subsidiary indebtedness. The Revolving Facility and the 364-Day Revolving Facility also contain financial covenants which require the maintenance of a minimum fixed charge coverage ratio and a maximum leverage ratio. As of February 3, 2023, the Company was in compliance with all such covenants. Both facilities also contain customary events of default.

As of February 3, 2023, the Company had no outstanding borrowings, no outstanding letters of credit, and borrowing availability of $2.0 billion under the Revolving Facility that, due to its intention to maintain borrowing availability related to the commercial paper program described below, could contribute liquidity of $0.3 billion. As of February 3, 2023, under the 364-Day Revolving Facility, the Company had no outstanding borrowings and borrowing availability of $750 million. At February 3, 2023, the Company had combined availability under the credit facilities of $1.0 billion. In addition, the Company had outstanding letters of credit of $39.7 million which were issued pursuant to separate agreements.

As of February 3, 2023, the Company had a commercial paper program under which the Company may issue unsecured commercial paper notes (the "CP Notes") from time to time in an aggregate amount not to exceed $2.0 billion outstanding at any time. The CP Notes may have maturities of up to 364 days from the date of issue and rank equal in right of payment with all of the Company's other unsecured and unsubordinated indebtedness. The Company intends to maintain available commitments under the Revolving Facility in an amount at least equal to the amount of CP Notes outstanding at any time. As of February 3, 2023, the Company's consolidated balance sheet reflected outstanding CP Notes of $1.5 billion. CP Notes totaling $230.8 million were held by a wholly-owned subsidiary of the Company and are therefore not reflected on the consolidated balance sheets.

On September 20, 2022, the Company issued $750.0 million aggregate principal amount of 4.25% senior notes due 2024 (the "2024 Senior Notes"), net of discount of $0.7 million, $550.0 million aggregate principal amount of 4.625% senior notes due 2027 (the "November 2027 Senior Notes"), net of discount of $0.5 million, $700.0 million aggregate principal amount of 5.0% senior notes due 2032 (the "2032 Senior Notes"), net of discount of $2.4 million, and $300.0 million aggregate principal amount of 5.50% senior notes due 2052 (the "2052 Senior Notes"), net of discount of $0.3 million. The 2024 Senior Notes are scheduled to mature on September 20, 2024, the November 2027 Senior Notes are scheduled to mature on November 1, 2027, the 2032 Senior Notes are scheduled to mature on November 1, 2032 and the 2052 Senior Notes are scheduled to mature on November 1, 2052. Interest on the 2024 Senior Notes is payable in cash on March 20 and September 20 of each year, commencing on March 20, 2023. Interest on the November 2027 Senior Notes, the 2032 Senior Notes and the 2052 Senior Notes is payable in cash on May 1 and November 1 of each year, commencing on May 1, 2023. The Company incurred $16.5 million of debt issuance costs associated with the issuance of the 2024 Senior Notes, November 2027 Senior Notes, 2032 Senior Notes and 2052 Senior Notes.

Collectively, the Company's Senior Notes due 2024, 2025, April 2027, November 2027, 2028, 2030, 2032, 2050 and 2052 comprise the "Senior Notes", each of which were issued pursuant to an indenture as supplemented and amended by supplemental indentures relating to each series of Senior Notes (as so supplemented and amended, the "Senior Indenture"). The Company may redeem some or all of its Senior Notes at any time at redemption prices set forth in the Senior Indenture. Upon the occurrence of a change of control triggering event, which is defined in the Senior Indenture, each holder of the Senior Notes has the right to require the Company to repurchase some or all of such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

The Senior Indenture contains covenants limiting, among other things, the ability of the Company and its subsidiaries to (subject to certain exceptions): consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets; and to incur or guarantee indebtedness secured by liens on any shares of voting stock of significant subsidiaries.

The Senior Indenture also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Senior Notes to become or to be declared due and payable, as applicable.

During the second quarter of 2021, the Company entered into interest rate swaps on a portion of the 2030 Senior Notes. These interest rate swaps are being accounted for as fair value hedges, with the derivative asset or liability offset by a corresponding adjustment to the carrying value of the 2030 Senior Notes. Such arrangements are not material to the Company's consolidated financial statements.

Scheduled debt maturities at February 3, 2023 for the Company's fiscal years listed below are as follows (in thousands): 2023 - $1,516,478; 2024 - $764,355; 2025 - $514,524; 2026 - $14,378; 2027 - $1,164,532; thereafter - $3,128,329.

6.   Assets and liabilities measured at fair value

The following table presents the Company's assets and liabilities required to be measured at fair value as of February 3, 2023, aggregated by the level in the fair value hierarchy within which those measurements are classified.

(In thousands)	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value at February 3, 2023
Liabilities:				
Long-term obligations (a)	$ 5,223,916	$ 1,702,595	$ —	$ 6,926,511
Deferred compensation (b)	45,794	—	—	45,794

(a) Included in the consolidated balance sheet at book value as Long-term obligations of $7,009,399.
(b) Reflected at fair value in the consolidated balance sheet as a component of Accrued expenses and other current liabilities of $6,879 and a component of noncurrent Other liabilities of $38,915.

The carrying amounts reflected in the consolidated balance sheets for cash, cash equivalents, short-term investments, receivables and payables approximate their respective fair values. The Company does not have any recurring fair value measurements using significant unobservable inputs (Level 3) as of February 3, 2023.

7.　Commitments and contingencies

Legal proceedings

From time to time, the Company is a party to various legal matters in the ordinary course of its business, including actions by employees, consumers, suppliers, government agencies, or others. The Company has recorded accruals with respect to these matters, where appropriate, which are reflected in the Company's consolidated financial statements. For some matters, a liability is not probable or the amount cannot be reasonably estimated and therefore an accrual has not been made.

On January 20, 2023, a lawsuit entitled *Brent Conforti, et al. v. Jeffrey C. Owen, et al.* was filed in the United States District Court for the Middle District of Tennessee (Case No. 3:23-CV-00059) ("*Conforti*") in which the plaintiff shareholder, purportedly on behalf and for the benefit of the Company, alleges that each of the Company's directors violated their fiduciary duties by failing to implement and maintain a system of controls regarding the Company's workplace safety practices. The plaintiff also alleges corporate waste and, as to the Company's former CEO, Mr. Vasos, unjust enrichment. On February 13, 2023, the plaintiff amended the complaint to add breach of fiduciary duty allegations against certain officers of the Company, including Messrs. Owen, Vasos, Garratt, Sunderland and Wenkoff and Mss. R. Taylor and Elliott, and to expand the unjust enrichment claim to include all individual director and officer defendants (the "Individual Defendants"). The plaintiff seeks both non-monetary and monetary relief for the benefit of the Company. The Company and the Individual Defendants intend to seek dismissal of the *Conforti* action.

Based on information currently available, the Company believes that its pending legal matters, both individually and in the aggregate, will be resolved without a material adverse effect on the Company's consolidated financial statements as a whole. However, litigation and other legal matters involve an element of uncertainty. Adverse decisions and settlements, including any required changes to the Company's business, or other developments in such matters could affect the consolidated operating results in future periods or result in liability or other amounts material to the Company's annual consolidated financial statements.

8.　Benefit plans

The Dollar General Corporation 401(k) Savings and Retirement Plan, which became effective on January 1, 1998, is a safe harbor defined contribution plan and is subject to the Employee Retirement and Income Security Act ("ERISA").

A participant's right to claim a distribution of his or her account balance is dependent on the plan, ERISA guidelines and Internal Revenue Service regulations. All active participants are fully vested in all contributions to the 401(k) plan. During 2022, 2021 and 2020, the Company expensed approximately $35.7 million, $34.0 million and $30.1 million, respectively, for matching contributions.

The Company also has a compensation deferral plan ("CDP") and a nonqualified supplemental retirement plan ("SERP"), known as the Dollar General Corporation CDP/SERP Plan, for a select group of management and other key employees. The Company incurred compensation expense for these plans of approximately $1.2 million in 2022, $1.3 million in 2021 and $0.9 million in 2020.

The deferred compensation liability associated with the CDP/SERP Plan is reflected in the consolidated balance sheets as further disclosed in Note 6.

9.　Share-based payments

The Company accounts for share-based payments in accordance with applicable accounting standards, under which the fair value of each award is separately estimated and amortized into compensation expense over the service period. The fair value of the Company's stock option grants are estimated on the grant date using the Black-Scholes-Merton valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense. The fair value of the Company's other share-based awards discussed below are estimated using the Company's closing stock price on the grant date. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period.

On May 26, 2021, the Company's shareholders approved the Dollar General Corporation 2021 Stock Incentive Plan ("2021 Plan"), which replaced the Company's 2007 Stock Incentive Plan ("2007 Plan"). The Plans allow the granting of stock options, stock appreciation rights, and other stock-based awards or dividend equivalent rights to key employees, directors, consultants or other persons having a service relationship with the Company, its subsidiaries and certain of its affiliates. Upon the effective date of the 2021 Plan, no new awards may be granted under the 2007 Plan. Awards previously granted under the 2007 Plan remain outstanding in accordance with their terms. The number of shares of Company common stock authorized for grant under the 2021 Plan is 11,838,143.

Generally, share-based awards issued by the Company are in the form of stock options, restricted stock units and performance share units, and unless noted otherwise, the disclosures that follow refer to such awards. With limited exceptions, stock options and restricted stock units granted to employees generally vest ratably on an annual basis over four-year and three-year periods, respectively. Awards granted to board members generally vest over a one-year period. The number of performance share units earned are based on performance criteria measured over a period of one to three years, and such awards generally vest over a three-year period. With limited exceptions, the performance share unit and restricted stock unit awards are payable in shares of common stock on the vesting date.

The weighted average for key assumptions used in determining the fair value of all stock options granted in the years ended February 3, 2023, January 28, 2022, and January 29, 2021, and a summary of the methodology applied to develop each assumption, are as follows:

	February 3, 2023	January 28, 2022	January 29, 2021
Expected dividend yield.	1.0 %	0.9 %	0.9 %
Expected stock price volatility	25.4 %	26.5 %	26.4 %
Weighted average risk-free interest rate . . .	2.4 %	0.8 %	0.7 %
Expected term of options (years)	4.8	4.9	5.2

Expected dividend yield - This is an estimate of the expected dividend yield on the Company's stock. An increase in the dividend yield will decrease compensation expense.

Expected stock price volatility - This is a measure of the amount by which the price of the Company's common stock has fluctuated or is expected to fluctuate, calculated based upon historical volatility. An increase in the expected volatility will increase compensation expense.

Weighted average risk-free interest rate - This is the U.S. Treasury rate for the week of the grant having a term approximating the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected term of options - This is the period of time over which the options granted are expected to remain outstanding. An increase in the expected term will increase compensation expense.

A summary of the Company's stock option activity during the year ended February 3, 2023 is as follows:

(Intrinsic value amounts reflected in thousands)	Options Issued	Average Exercise Price	Remaining Contractual Term in Years	Intrinsic Value
Balance, January 28, 2022	2,347,510	$ 133.62		
Granted	813,165	219.82		
Exercised.	(514,264)	115.84		
Canceled or expired	(124,115)	183.61		
Balance, February 3, 2023	2,522,296	$ 162.58	7.1	$ 168,452
Exercisable at February 3, 2023	973,457	$ 110.74	5.2	$ 114,248

The weighted average grant date fair value per share of options granted was $52.06, $42.89 and $34.60 during 2022, 2021 and 2020, respectively. The intrinsic value of options exercised during 2022, 2021 and 2020, was $62.7 million, $132.3 million and $116.1 million, respectively.

The number of performance share unit awards earned is based upon the Company's financial performance as specified in the award agreement. A summary of performance share unit award activity during the year ended February 3, 2023 is as follows:

(Intrinsic value amounts reflected in thousands)	Units Issued	Intrinsic Value
Balance, January 28, 2022.	337,243	
Granted	169,657	
Converted to common stock	(184,603)	
Canceled	(7,400)	
Balance, February 3, 2023.	314,897	$ 71,825

All performance share unit awards at February 3, 2023 are unvested, and the number of such awards which will ultimately vest will be based in part on the Company's financial performance in future years. The weighted average grant date fair value per share of performance share units granted was $214.25, $193.55 and $154.53 during 2022, 2021 and 2020, respectively.

A summary of restricted stock unit award activity during the year ended February 3, 2023 is as follows:

(Intrinsic value amounts reflected in thousands)	Units Issued	Intrinsic Value
Balance, January 28, 2022.	307,118	
Granted	222,420	
Converted to common stock	(146,834)	
Canceled	(45,455)	
Balance, February 3, 2023.	337,249	$ 76,923

The weighted average grant date fair value per share of restricted stock units granted was $223.51, $193.76 and $155.73 during 2022, 2021 and 2020, respectively.

At February 3, 2023, the total unrecognized compensation cost related to unvested stock-based awards was $119.6 million with an expected weighted average expense recognition period of 2.1 years.

The fair value method of accounting for share-based awards resulted in share-based compensation expense (a component of SG&A expenses) and a corresponding reduction in income before and net of income taxes as follows:

(In thousands)	Stock Options	Performance Share Units	Restricted Stock Units	Total
Year ended February 3, 2023				
Pre-tax	$ 20,502	$ 26,920	$ 25,249	$ 72,671
Net of tax	$ 15,893	$ 20,868	$ 19,573	$ 56,334
Year ended January 28, 2022				
Pre-tax	$ 21,452	$ 33,234	$ 23,492	$ 78,178
Net of tax	$ 15,853	$ 24,560	$ 17,361	$ 57,774
Year ended January 29, 2021				
Pre-tax	$ 19,933	$ 27,388	$ 21,288	$ 68,609
Net of tax	$ 14,730	$ 20,240	$ 15,732	$ 50,702

10.   Segment reporting

The Company manages its business on the basis of one reportable operating segment. See Note 1 for a brief description of the Company's business. As of February 3, 2023, all of the Company's retail store operations were located within the United States. Certain product sourcing and other operations are located outside the United States, which collectively are not material with regard to assets, results of operations or otherwise to the consolidated financial statements. The following net sales data is presented in accordance with accounting standards related to disclosures about segments of an enterprise.

(in thousands)	2022	2021	2020
Classes of similar products:			
Consumables	$ 30,155,218	$ 26,258,605	$ 25,906,685
Seasonal	4,182,815	4,182,165	4,083,650
Home products	2,332,411	2,322,367	2,209,950
Apparel	1,174,419	1,457,312	1,546,554
Net sales	$ 37,844,863	$ 34,220,449	$ 33,746,839

11.   Common stock transactions

On August 29, 2012, the Company's Board of Directors authorized a common stock repurchase program, which the Board has since increased on several occasions. On August 24, 2022, the Company's Board of Directors authorized a $2.0 billion increase to the existing common stock repurchase program, bringing the cumulative total authorized under the program since its inception to $16.0 billion. The repurchase authorization has no expiration date and allows repurchases from time to time in open market transactions, including pursuant to trading plans adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or in privately negotiated transactions. The timing, manner and number of shares repurchased will depend on a variety of factors, including price, market conditions, compliance with the covenants and restrictions under the Company's debt agreements and other factors. Repurchases under the program may be funded from available cash or borrowings including under the Company's Revolving Facility, 364-Day Revolving Facility and issuance of CP Notes discussed in further detail in Note 5.

During the years ended February 3, 2023, January 28, 2022, and January 29, 2021, the Company repurchased approximately 11.6 million shares of its common stock at a total cost of $2.7 billion, approximately 12.1 million shares of its common stock at a total cost of $2.5 billion, and approximately 12.3 million shares of its common stock at a total cost of $2.5 billion, respectively, pursuant to its common stock repurchase program.

The Company paid quarterly cash dividends of $0.55 per share in 2022. In March 2023, the Company's Board of Directors declared a quarterly cash dividend of $0.59 per share, which is payable on or before April 25, 2023 to shareholders of record on April 11, 2023. The amount and declaration of future cash dividends is subject to the sole discretion of the Company's Board of Directors and will depend upon, among other things, the Company's results of operations, cash requirements, financial condition, contractual restrictions and other factors that the Board may deem relevant in its sole discretion.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

(b) Management's Annual Report on Internal Control Over Financial Reporting. Our management prepared and is responsible for the consolidated financial statements and all related financial information contained in this report. This responsibility includes establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, management designed and implemented a structured and comprehensive assessment process to evaluate the effectiveness of its internal control over financial reporting. Such assessment was based on criteria established in *Internal Control—Integrated Framework* (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Management regularly monitors our internal control over financial reporting, and actions are taken to correct any deficiencies as they are identified. Based on its assessment, management has concluded that our internal control over financial reporting is effective as of February 3, 2023.

Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements, has issued an attestation report on our internal control over financial reporting. Such attestation report is contained below.

(c) Attestation Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Dollar General Corporation

Opinion on Internal Control over Financial Reporting

We have audited Dollar General Corporation and subsidiaries' internal control over financial reporting as of February 3, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Dollar General Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of February 3, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Company and our report dated March 24, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 24, 2023

(d) Changes in Internal Control Over Financial Reporting. There have been no changes during the quarter ended February 3, 2023 in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) or Rule 15d-15(f)) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

(a)   Amendment to Bylaws. On March 23, 2023, our Board of Directors approved an amendment and restatement of the Company's Bylaws, effective March 23, 2023 (as so amended and restated, the "Bylaws"). Among other things, the amendments to the Bylaws provide that:

- if a shareholder intends to engage in a solicitation with respect to a nomination pursuant to Section 10 of Article 1 of the Bylaws, the notice to be furnished to the Company by such shareholder must include (i) a statement disclosing the name of each participant in such solicitation (as defined in Schedule 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and (ii) a representation that such shareholder intends to deliver a proxy statement and form of proxy to holders of at least the percentage of our outstanding shares required under Rule 14a-19 under the Exchange Act;
- if any shareholder provides notice of a proposed nomination for election to our Board of Directors pursuant to Rule 14a-19 under the Exchange Act, such shareholder shall deliver to the Company reasonable evidence that it has met the requirements of Rule 14a-19 under the Exchange Act to be delivered to the Secretary of the Company no later than five business days before the date of the meeting;
- if any shareholder provides notice of a proposed nomination for election to the Board of Directors pursuant to Rule 14a-19 under the Exchange Act and subsequently fails to comply with any requirements of Rule 14a-19 under the Exchange Act or any other rules or regulations thereunder, the Company shall disregard any proxies or votes solicited for such nominee; and
- any shareholder directly or indirectly soliciting proxies from other shareholders must use a proxy card color other than white, which shall be reserved for the exclusive use by our Board of Directors.

In addition, the amendments to the Bylaws require certain additional background information and disclosures as well as other administrative and conforming revisions.

The complete text of the Bylaws, as well as a marked copy of such document illustrating the changes made thereto, are attached hereto as Exhibits 3.2 and 3.2(1). The foregoing descriptions are summaries only, do not purport to be complete, and are qualified in their entirety by reference to the complete text of the Bylaws which are attached as Exhibit 3.2 and incorporated herein by reference.

(b)   Consulting Agreement with Mr. Vasos. As previously announced, our former Chief Executive Officer, Todd Vasos, will retire from employment with the Company effective April 2, 2023. On March 23, 2023, the Company entered into a Consulting Agreement with Mr. Vasos (the "Consulting Agreement") pursuant to which Mr. Vasos will provide such consulting services as may be reasonably requested by our Board of Directors or our Chief Executive Officer for a term beginning on April 2, 2023 and terminating at 11:59 p.m. Central Time on April 2, 2025, unless earlier terminated pursuant to the terms of the Consulting Agreement. The Consulting Agreement also extends the "Restricted Period" for purposes of the business protection provisions (Sections 16 through 20) of the Employment Agreement by and between the Company and Mr. Vasos, effective June 3, 2021, and as amended

effective November 1, 2022, which provide for various non-disclosure, non-competition, non-solicitation and non-interference obligations, from two years to three years.

The consulting services provided under the Consulting Agreement are intended to satisfy the transition services requirements contemplated by the early retirement provisions of the agreements governing certain stock option and performance share unit awards granted to Mr. Vasos in 2020 and 2021 (the "Equity Award Agreements"). The continued equity vesting pursuant to the terms of such early retirement provisions in the Equity Award Agreements constitutes consideration for the consulting services to be provided under the Consulting Agreement, and therefore Mr. Vasos will receive no additional compensation for the consulting services. Mr. Vasos's service on our Board of Directors is separate from and not subject to the Consulting Agreement, and therefore his fees for such service on the Board of Directors shall be determined under our normal processes and procedures for determining non-employee director compensation.

If Mr. Vasos terminates the Consulting Agreement prior to the end of the minimum consulting periods required by the early retirement provisions in the Equity Award Agreements, it shall constitute noncompliance with the consulting requirements in such early retirement provisions, and any unvested portion of the equity awards under the Equity Award Agreements shall immediately and automatically terminate and be forfeited, and any vested portion of the equity awards that vested following Mr. Vasos's retirement date shall be subject to clawback as provided in the Equity Award Agreements.

(c) *Matter Pertaining to the Board of Directors*. On March 22, 2023, William C. Rhodes, III, communicated to the Board of Directors of the Company his decision not to stand for re-election to the Board of Directors at the Company's Annual Meeting of Shareholders to be held on May 31, 2023. Mr. Rhodes's decision was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

(a) Information Regarding Directors and Executive Officers. The information required by this Item 10 regarding our directors and director nominees is contained under the captions "Who are the nominees this year" and "Are there any family relationships between any of the directors, executive officers or nominees," in each case under the heading "Proposal 1: Election of Directors" in our definitive Proxy Statement to be filed for our Annual Meeting of Shareholders to be held on May 31, 2023 (the "2023 Proxy Statement"), which information under such captions is incorporated herein by reference. Information required by this Item 10 regarding our executive officers is contained in Part I of this Form 10-K under the caption "Information About Our Executive Officers," which information under such caption is incorporated herein by reference.

(b) Compliance with Section 16(a) of the Exchange Act. Information required by this Item 10 regarding compliance with Section 16(a) of the Exchange Act is contained under the caption "Delinquent Section 16(a) Reports" under the heading "Security Ownership" in the 2023 Proxy Statement, which information under such caption is incorporated herein by reference.

(c) Code of Business Conduct and Ethics. We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and Board members. This Code is posted on our Internet website at https://investor.dollargeneral.com. If we choose to no longer post such Code, we will provide a free copy to any person upon written request to Dollar General Corporation, c/o Investor Relations Department, 100 Mission Ridge, Goodlettsville, TN 37072. We intend to provide any required disclosure of an amendment to or waiver from such Code that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our Internet website located at https://investor.dollargeneral.com promptly following the amendment or waiver. We may elect to disclose any such amendment or waiver in a report on Form 8-K filed with the SEC either in addition to or in lieu of the website disclosure. The information contained on or connected to our Internet website is not incorporated by reference into this Form 10-K and should not be considered part of this or any other report that we file with or furnish to the SEC.

(d) Procedures for Shareholders to Recommend Director Nominees. On March 23, 2023, we amended our Bylaws principally to add procedural and information requirements pursuant to Rule 14a-19 (the "Universal Proxy Rule") of the Securities Exchange Act of 1934, as amended. Pursuant to our Bylaws, any notice of a director nomination submitted to us, other than through the "proxy access" provisions set forth in Article I, Section 12 of our Bylaws, must include the additional information required by the Universal Proxy Rule. See "Item 9B. Other Information" for additional information.

(e) Audit Committee Information. The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The current members of the audit committee are William C. Rhodes, III, Warren F. Bryant, Ana M. Chadwick, and Debra A. Sandler. Information required by this Item 10 regarding persons determined by our Board of Directors to be audit committee financial experts is contained under the caption "Does an audit committee financial expert serve on the Audit Committee," under the heading "Corporate Governance" in the 2023 Proxy Statement, which information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 regarding director and executive officer compensation, the Compensation Committee Report, the risks arising from our compensation policies and practices for employees, pay ratio disclosure, and compensation committee interlocks and insider participation is contained under the captions "Director Compensation" and "Executive Compensation" in the 2023 Proxy Statement, which information under such captions (but not including information under the "Pay Versus Performance" heading under the caption "Executive Compensation") is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) Equity Compensation Plan Information. The following table sets forth information about securities authorized for issuance under our compensation plans (including individual compensation arrangements) as of February 3, 2023:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	3,308,807	162.58	10,665,844
Equity compensation plans not approved by security holders	—	—	—
Total(1)	3,308,807	$ 162.58	10,665,844

(1) Column (a) consists of shares of common stock issuable upon exercise of outstanding options and upon vesting and payment of outstanding restricted stock units, performance share units and deferred shares, including any dividend equivalents accrued thereon, under the 2021 Stock Incentive Plan and the Amended and Restated 2007 Stock Incentive Plan. Restricted stock units, performance share units, deferred shares and dividend equivalents are settled for shares of common stock on a one-for-one basis and have no exercise price. Accordingly, they have been excluded for purposes of computing the weighted-average exercise price in column (b). Column (c) consists of shares remaining available for future grants pursuant to the 2021 Stock Incentive Plan, whether in the form of options, stock appreciation rights, stock, restricted stock, restricted stock units, performance share units or other stock-based awards.

(b) Other Information. The information required by this Item 12 regarding security ownership of certain beneficial owners and our management is contained under the headings "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Officers and Directors," in each case under the caption "Security Ownership" in the 2023 Proxy Statement, which information under such caption is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 regarding certain relationships and related transactions is contained under the caption "Transactions with Management and Others" in the 2023 Proxy Statement, which information under such caption is incorporated herein by reference.

The information required by this Item 13 regarding director independence is contained under the caption "Director Independence" in the 2023 Proxy Statement, which information under such caption is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 regarding fees we paid to our principal accountant and the pre-approval policies and procedures established by the Audit Committee of our Board of Directors is contained under the caption "Fees Paid to Auditors" in the 2023 Proxy Statement, which information under such caption is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(b)   All schedules for which provision is made in the applicable accounting regulations of the SEC are not
   required under the related instructions, are inapplicable or the information is included in the
   Consolidated Financial Statements and, therefore, have been omitted.

(c)   Exhibits:

EXHIBIT INDEX

3.1   Amended and Restated Charter of Dollar General Corporation (effective May 28, 2021) (incorporated by reference to Exhibit 3.1 to Dollar General Corporation's Current Report on Form 8-K dated May 26, 2021, filed with the SEC on June 1, 2021 (file no. 001-11421))

3.2   Amended and Restated Bylaws of Dollar General Corporation (effective March 23, 2023)

3.2(1)   Amended and Restated Bylaws of Dollar General Corporation (effective March 23, 2023) (redline version of amended sections)

4.1   Form of 4.250% Senior Notes due 2024 (included in Exhibit 4.16) (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated September 20, 2022, filed with the SEC on September 20, 2022 (file no. 001-11421))

4.2   Form of 4.150% Senior Notes due 2025 (included in Exhibit 4.11) (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated October 15, 2015, filed with the SEC on October 20, 2015 (file no. 001-11421))

4.3   Form of 3.875% Senior Notes due 2027 (included in Exhibit 4.12) (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated April 11, 2017, filed with the SEC on April 11, 2017 (file no. 001-11421))

4.4   Form of 4.625% Senior Notes due 2027 (included in Exhibit 4.17) (incorporated by reference to Exhibit 4.3 to Dollar General Corporation's Current Report on Form 8-K dated September 20, 2022, filed with the SEC on September 20, 2022 (file no. 001-11421))

4.5   Form of 4.125% Senior Notes due 2028 (included in Exhibit 4.13) (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated April 10, 2018, filed with the SEC on April 10, 2018 (file no. 001-11421))

4.6   Form of 3.500% Senior Notes due 2030 (included in Exhibit 4.14) (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated April 3, 2020, filed with the SEC on April 3, 2020 (file no. 001-11421))

4.7   Form of 5.000% Senior Notes due 2032 (included in Exhibit 4.18) (incorporated by reference to Exhibit 4.5 to Dollar General Corporation's Current Report on Form 8-K dated September 20, 2022, filed with the SEC on September 20, 2022 (file no. 001-11421))

4.8   Form of 4.125% Senior Notes due 2050 (included in Exhibit 4.15) (incorporated by reference to Exhibit 4.3 to Dollar General Corporation's Current Report on Form 8-K dated April 3, 2020, filed with the SEC on April 3, 2020 (file no. 001-11421))

4.9   Form of 5.500% Senior Notes due 2052 (included in Exhibit 4.19) (incorporated by reference to Exhibit 4.7 to Dollar General Corporation's Current Report on Form 8-K dated September 20, 2022, filed with the SEC on September 20, 2022 (file no. 001-11421))

4.10   Indenture, dated as of July 12, 2012, between Dollar General Corporation, as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated July 12, 2012, filed with the SEC on July 17, 2012 (file no. 001-11421))

4.11   Fifth Supplemental Indenture, dated as of October 20, 2015, between Dollar General Corporation, as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated October 15, 2015, filed with the SEC on October 20, 2015 (file no. 001-11421))

4.12   Sixth Supplemental Indenture, dated as of April 11, 2017, between Dollar General Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated April 11, 2017, filed with the SEC on April 11, 2017 (file no. 001-11421))

4.13   Seventh Supplemental Indenture, dated as of April 10, 2018, between Dollar General Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated April 10, 2018, filed with the SEC on April 10, 2018 (file no. 001-11421))

4.14   Eighth Supplemental Indenture, dated as of April 3, 2020, between Dollar General Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated April 3, 2020, filed with the SEC on April 3, 2020 (file no. 001-11421))

4.15   Ninth Supplemental Indenture, dated as of April 3, 2020, between Dollar General Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 to Dollar General Corporation's Current Report on Form 8-K dated April 3, 2020, filed with the SEC on April 3, 2020 (file no. 001-11421))

4.16   Tenth Supplemental Indenture, dated as of September 20, 2022, between Dollar General Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated September 20, 2022, filed with the SEC on September 20, 2022 (file no. 001-11421))

4.17   Eleventh Supplemental Indenture, dated as of September 20, 2022, between Dollar General Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.3 to Dollar General Corporation's Current Report on Form 8-K dated September 20, 2022, filed with the SEC on September 20, 2022 (file no. 001-11421))

4.18   Twelfth Supplemental Indenture, dated as of September 20, 2022, between Dollar General Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.5 to Dollar General Corporation's Current Report on Form 8-K dated September 20, 2022, filed with the SEC on September 20, 2022 (file no. 001-11421))

4.19   Thirteenth Supplemental Indenture, dated as of September 20, 2022, between Dollar General Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.7 to Dollar General Corporation's Current Report on Form 8-K dated September 20, 2022, filed with the SEC on September 20, 2022 (file no. 001-11421))

4.20   Amended and Restated Credit Agreement, dated as of December 2, 2021, among Dollar General Corporation, as borrower, Citibank, N.A., as administrative agent, and the other credit parties and lenders party thereto (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated December 2, 2021, filed with the SEC on December 3, 2021 (file no. 001-11421))

4.21   Amendment No. 1 to the Credit Agreement, dated as of January 31, 2023, among Dollar General Corporation, as borrower, Citibank N.A., as administrative agent, and the other credit parties and lenders party thereto (incorporated by reference to Exhibit 4.2 to Dollar General Corporation's Current Report on Form 8-K dated January 31, 2023, filed with the SEC on February 1, 2023 (file no. 001-11421))

4.22   364-Day Credit Agreement, dated as of January 31, 2023, by and among Dollar General Corporation, as borrower, Citibank, N.A., as administrative agent, and the other credit parties and lenders party thereto (incorporated by reference to Exhibit 4.3 to Dollar General Corporation's Current Report on Form 8-K dated January 31, 2023, filed with the SEC on February 1, 2023 (file no. 001-11421))

4.23   Material terms of outstanding securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, as required by Item 202(a)-(d) and (f) of Regulation S-K (incorporated by reference to Exhibit 4.15 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2022, filed with the SEC on March 18, 2022 (file no. 001-11421))

10.1   Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (adopted November 30, 2016 and approved by shareholders on May 31, 2017) (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2016, filed with the SEC on December 1, 2016 (file no. 001-11421))*

10.2   Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Appendix A to Dollar General Corporation's 2021 Definitive Proxy Statement, filed with the SEC on April 1, 2021 (file no.001-11421))*

10.3   Form of Stock Option Award Agreement (approved March 20, 2012) for annual awards beginning March 2012 and prior to March 2015 to certain employees of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Current Report on Form 8-K dated March 20, 2012, filed with the SEC on March 26, 2012 (file no. 001-11421))*

10.4   Form of Stock Option Award Agreement (approved August 26, 2014) for annual awards beginning March 2015 and prior to March 2016 to certain employees of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2014, filed with the SEC on December 4, 2014 (file no. 001-11421))*

10.5 Form of Stock Option Award Agreement (approved March 16, 2016) for annual awards beginning March 2016 and prior to March 2017 to certain employees of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2016, filed with the SEC on March 22, 2016 (file no. 001-11421))*

10.6 Form of Stock Option Award Agreement (approved March 22, 2017) for annual awards beginning March 2017 and prior to March 2018 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 3, 2017, filed with the SEC on March 24, 2017 (file no. 001-11421))*

10.7 Form of Stock Option Award Agreement (approved March 21, 2018) for annual awards beginning March 2018 and prior to March 2021 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2018, filed with the SEC on March 23, 2018 (file no. 001-11421))*

10.8 Form of Stock Option Award Agreement (approved March 16, 2021) for annual awards beginning March 2021 and prior to March 2022 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2021, filed with the SEC on March 19, 2021 (file no. 001-11421))*

10.9 Form of Stock Option Award Agreement (approved March 15, 2022) for annual awards beginning March 2022 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2022, filed with the SEC on March 18, 2022 (file no. 001-11421))*

10.10 Form of Stock Option Award Agreement (approved August 26, 2014) for awards beginning December 2014 and prior to May 2016 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2014, filed with the SEC on December 4, 2014 (file no. 001-11421))*

10.11 Form of Stock Option Award Agreement (approved May 24, 2016) for awards beginning May 2016 and prior to March 2017 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2016, filed with the SEC on May 26, 2016 (file no. 001-11421))*

10.12 Form of Stock Option Award Agreement (approved March 22, 2017) for awards beginning March 2017 and prior to December 2017 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 3, 2017, filed with the SEC on March 24, 2017 (file no. 001-11421))*

10.13 Form of Stock Option Award Agreement (approved December 5, 2017) for awards beginning December 2017 and prior to March 2021 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended November 3, 2017, filed with the SEC on December 7, 2017 (file no. 001-11421))*

10.14 Form of Stock Option Award Agreement (approved March 16, 2021) for awards beginning March 2021 and prior to August 2021 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.12 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2021, filed with the SEC on March 19, 2021 (file no. 001-11421))*

10.15 Form of Stock Option Award Agreement (approved August 24, 2021) for awards beginning August 2021 and prior to May 2022 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2021, filed with the SEC on August 26, 2021 (file no. 001-11421))*

10.16 Form of Stock Option Award Agreement (approved May 24, 2022) for awards beginning May 2022 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2022, filed with the SEC on May 26, 2022 (file no. 001-11421))*

10.17 Form of Performance Share Unit Award Agreement (approved March 17, 2020) for 2020 awards to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.14 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 31, 2020, filed with the SEC on March 19, 2020 (file no. 001-11421))*

10.18 Form of Performance Share Unit Award Agreement (approved March 16, 2021) for 2021 awards to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2021, filed with the SEC on March 19, 2021 (file no. 001-11421))*

10.19 Form of Performance Share Unit Award Agreement (approved March 15, 2022) for awards beginning March 2022 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.19 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2022, filed with the SEC on March 18, 2022 (file no. 001-11421))*

10.20 Form of Restricted Stock Unit Award Agreement (approved March 21, 2018) for awards beginning March 2018 and prior to March 2021 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.19 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2018, filed with the SEC on March 23, 2018 (file no. 001-11421))*

10.21   Form of Restricted Stock Unit Award Agreement (approved March 16, 2021) for 2021 awards to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.18 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2021, filed with the SEC on March 19, 2021 (file no. 001-11421))*

10.22   Form of Restricted Stock Unit Award Agreement (approved March 15, 2022) for awards beginning March 2022 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2022, filed with the SEC on March 18, 2022 (file no. 001-11421))*

10.23   Form of Restricted Stock Unit Award Agreement for awards prior to May 2011 to non-employee directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))

10.24   Form of Restricted Stock Unit Award Agreement (approved May 24, 2011) for awards beginning May 2011 and prior to May 2014 to non-employee directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2011, filed with the SEC on June 1, 2011 (file no. 001-11421))

10.25   Form of Restricted Stock Unit Award Agreement (approved May 28, 2014) for awards beginning May 2014 and prior to February 2015 to non-employee directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 2014, filed with the SEC on June 3, 2014 (file no. 001-11421))

10.26   Form of Restricted Stock Unit Award Agreement (approved December 3, 2014) for awards beginning February 2015 and prior to May 2016 to non-employee directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2014, filed with the SEC on December 4, 2014 (file no. 001-11421))

10.27   Form of Restricted Stock Unit Award Agreement (approved May 24, 2016) for awards beginning May 2016 and prior to May 2017 to non-employee directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2016, filed with the SEC on May 26, 2016 (file no. 001-11421))

10.28   Form of Restricted Stock Unit Award Agreement (approved May 30, 2017) for awards beginning May 2017 and prior to May 2021 to non-employee directors of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 5, 2017, filed with the SEC on June 1, 2017 (file no. 001-11421))

10.29 Form of Restricted Stock Unit Award Agreement (approved May 25, 2021) for May 2021 awards to non-employee directors of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2021, filed with the SEC on May 27, 2021 (file no. 001-11421))

10.30 Form of Restricted Stock Unit Award Agreement (approved May 24, 2022) for annual awards beginning May 2022 to non-employee directors of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2022, filed with the SEC on May 26, 2022 (file no. 001-11421))

10.31 Form of Restricted Stock Unit Award Agreement (approved August 23, 2022) for awards beginning August 2022 to new non-employee directors of Dollar General Corporation other than annual awards pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended July 29, 2022, filed with the SEC on August 25, 2022) (file no. 001-11421))

10.32 Form of Restricted Stock Unit Award Agreement (approved January 26, 2016) for awards beginning February 1, 2016 and prior to November 28, 2018 to non-executive Chairmen of the Board of Directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.20 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2016, filed with the SEC on March 22, 2016 (file no. 001-11421))

10.33 Form of Restricted Stock Unit Award Agreement (approved November 28, 2018) for awards beginning after November 28, 2018 and prior to January 31, 2022 to non-executive Chairmen of the Board of Directors of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended November 2, 2018, filed with the SEC on December 4, 2018 (file no. 001-11421))

10.34 Form of Restricted Stock Unit Award Agreement (approved January 20, 2022) for awards beginning January 31, 2022 to non-executive Chairmen of the Board of Directors of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2022, filed with the SEC on March 18, 2022 (file no. 001-11421))

10.35 Form of Stock Option Award Agreement for awards to non-employee directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))

10.36 Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007) (incorporated by reference to Exhibit 10.10 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.37 First Amendment to the Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007) (incorporated by reference to Exhibit 10.11 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.38 Second Amendment to the Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007), dated as of June 3, 2008 (incorporated by reference to Exhibit 10.6 to Dollar General Corporation's Quarterly Report on Form 10-Q for the quarter ended August 1, 2008, filed with the SEC on September 3, 2008 (file no. 001-11421))*

10.39 Dollar General Corporation Non-Employee Director Deferred Compensation Plan (approved December 3, 2014) (incorporated by reference to Exhibit 10.6 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2014, filed with the SEC on December 4, 2014 (file no. 001-11421))

10.40 Form of Dollar General Corporation Teamshare Incentive Program for Named Executive Officers for fiscal year 2022 (incorporated by reference to Exhibit 10.39 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2022, filed with the SEC on March 18, 2022 (file no. 001-11421))*

10.41 Form of Dollar General Corporation Teamshare Incentive Program for Named Executive Officers for use beginning fiscal year 2023*

10.42 Summary of Dollar General Corporation Life Insurance Program as Applicable to Executive Officers (incorporated by reference to Exhibit 10.36 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2018, filed with the SEC on March 23, 2018 (file no. 001-11421))*

10.43 Dollar General Corporation Executive Relocation Policy, as amended (effective November 29, 2022) (incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2022, filed with the SEC on December 1, 2022) (file no. 001-11421))*

10.44 Summary of Non-Employee Director Compensation effective February 4, 2023 (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2022, filed with the SEC on December 1, 2022 (file no. 001-11421))

10.45 Employment Agreement between Dollar General Corporation and Jeffery C. Owen, effective November 1, 2022 (incorporated by reference to Exhibit 99.2 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2022, filed with the SEC on July 12, 2022 (file no. 001-11421))*

10.46 Form of Stock Option Award Agreement between Dollar General Corporation and Jeffery C. Owen for November 1, 2022 award (incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended on July 29, 2022, filed with the SEC on August 25, 2022 (file no. 001-11421))*

10.47 Employment Agreement, effective June 3, 2021, between Dollar General Corporation and Todd J. Vasos (incorporated by reference to Exhibit 99.2 to Dollar General Corporation's Current Report on Form 8-K dated May 26, 2021, filed with the SEC on June 1, 2021 (file no. 001-11421))*

10.48 Amendment to Employment Agreement by and between Dollar General Corporation and Todd J. Vasos, effective November 1, 2022 (incorporated by reference to Exhibit 99.2 to Dollar General Corporation's Current Report on Form 8-K dated August 23, 2022, filed with the SEC on August 25, 2022 (file no. 001-11421))*

10.49 Consulting Agreement by and between Dollar General Corporation and Todd J. Vasos, effective April 2, 2023

10.50   Form of Stock Option Award Agreement between Dollar General Corporation and Todd J. Vasos (approved March 17, 2020) for March 17, 2020 award (incorporated by reference to Exhibit 10.38 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 31, 2020, filed with the SEC on March 19, 2020 (file no. 001-11421))*

10.51   Form of Performance Share Unit Award Agreement between Dollar General Corporation and Todd J. Vasos (approved March 17, 2020) for March 17, 2020 award (incorporated by reference to Exhibit 10.39 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 31, 2020, filed with the SEC on March 19, 2020 (file no. 001-11421))*

10.52   Form of Stock Option Award Agreement between Dollar General Corporation and Todd J. Vasos (approved March 16, 2021) for March 16, 2021 award (incorporated by reference to Exhibit 10.42 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2021, filed with the SEC on March 19, 2021 (file no. 001-11421))*

10.53   Form of Performance Share Unit Award Agreement between Dollar General Corporation and Todd J. Vasos (approved March 16, 2021) for March 16, 2021 award (incorporated by reference to Exhibit 10.43 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2021, filed with the SEC on March 19, 2021 (file no. 001-11421))*

10.54   Form of COO/Executive Vice President Employment Agreement with attached Schedule of Executive Officers who have executed an employment agreement in the form of COO/Executive Vice President Employment Agreement (incorporated by reference to Exhibit 99 to Dollar General Corporation's Current Report on Form 8-K dated April 5, 2021, filed with the SEC on April 8, 2021 (file no. 001-11421))*

10.55   Amended Schedule of Executive Officers who have executed an employment agreement in the form of COO/Executive Vice President Employment Agreement filed as Exhibit 10.54 (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2022, filed with the SEC on December 1, 2022 (file no. 001-11421))*

10.56   Amendment to Employment Agreement by and between Dollar General Corporation and John W. Garratt, effective September 1, 2022 (incorporated by reference to Exhibit 99.3 to Dollar General Corporation's Current Report on Form 8-K dated August 23, 2022, filed with the SEC on August 25, 2022 (file no. 001-11421))*

10.57   Form of Senior Vice President Employment Agreement with attached Schedule of Senior Vice President-level Executive Officers who have executed an employment agreement in the form of Senior Vice President Employment Agreement (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2021, filed with the SEC on May 27, 2021 (file no. 001-11421))*

10.58   Form of Executive Vice President Employment Agreement with attached Schedule of Executive Vice Presidents who have executed the Executive Vice President Employment Agreement (incorporated by reference to Exhibit 99 to Dollar General Corporation's Current Report on Form 8-K dated April 5, 2018, filed with the SEC on April 11, 2018 (file no. 001-11421))*

10.59   Amended Schedule of Executive Officers who have executed an employment agreement in the form of Executive Vice President Employment Agreement filed as Exhibit 10.58 (incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 30, 2020, filed with the SEC on December 3, 2020 (file no. 001-11421))*

21	List of Subsidiaries of Dollar General Corporation
23	Consent of Independent Registered Public Accounting Firm
24	Powers of Attorney (included as part of the signature pages hereto)
31	Certifications of CEO and CFO under Exchange Act Rule 13a-14(a)
32	Certifications of CEO and CFO under 18 U.S.C. 1350
101	Interactive data files for Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 3, 2023, formatted in Inline XBRL: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income; (iii) the Consolidated Statements of Comprehensive Income; (iv) the Consolidated Statements of Shareholders' Equity; (v) the Consolidated Statements of Cash Flows; and (vi) the Notes to Consolidated Financial Statements
104	The cover page from Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 3, 2023 (formatted in Inline XBRL and contained in Exhibit 101)

* Management Contract or Compensatory Plan

ITEM 16. FORM 10-K SUMMARY

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOLLAR GENERAL CORPORATION

Date: March 24, 2023   By: /s/ Jeffery C. Owen

                                                                    Jeffery C. Owen,
                                                                    Chief Executive Officer

We, the undersigned directors and officers of the registrant, hereby severally constitute Jeffery C. Owen, John W. Garratt and Anita C. Elliott, and each of them singly, our true and lawful attorneys with full power to them and each of them to sign for us, and in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Jeffery C. Owen JEFFERY C. OWEN	Chief Executive Officer & Director (Principal Executive Officer)	March 24, 2023
/s/ John W. Garratt JOHN W. GARRATT	President & Chief Financial Officer (Principal Financial Officer)	March 24, 2023
/s/ Anita C. Elliott ANITA C. ELLIOTT	Senior Vice President & Chief Accounting Officer (Principal Accounting Officer)	March 24, 2023
/s/ Warren F. Bryant WARREN F. BRYANT	Director	March 24, 2023
/s/ Michael M. Calbert MICHAEL M. CALBERT	Director	March 24, 2023
/s/ Ana M. Chadwick ANA M. CHADWICK	Director	March 24, 2023
/s/ Patricia D. Fili-Krushel PATRICIA D. FILI-KRUSHEL	Director	March 22, 2023
/s/ Timothy I. McGuire TIMOTHY I. MCGUIRE	Director	March 24, 2023
/s/ William C. Rhodes, III WILLIAM C. RHODES, III	Director	March 24, 2023
/s/ Debra A. Sandler DEBRA A. SANDLER	Director	March 24, 2023
/s/ Ralph E. Santana RALPH E. SANTANA	Director	March 24, 2023
/s/ Todd J. Vasos TODD J. VASOS	Director	March 24, 2023

DIRECTORS

DOLLAR GENERAL

Michael M. Calbert (1)
Retired Member
KKR & Co. L.P.

Warren F. Bryant (2)(3)
Retired Chairman, President &
Chief Executive Officer
Longs Drug Stores Corporation

Ana M. Chadwick (2)
Executive Vice President & Chief
Financial Officer
Pitney Bowes Inc.

Patricia D. Fili-Krushel (3)*(4)
Chairperson
Coqual

Timothy I. McGuire (3)
Retired Chief Executive Officer
Mobile Service Center Canada,
Ltd. (d/b/a Mobile Klinik)

Jeffery C. Owen
Chief Executive Officer
Dollar General Corporation

William C. Rhodes, III (2)*
Chairman, President &
Chief Executive Officer
AutoZone, Inc.

Debra A. Sandler (2)(4)*
President & Chief Executive Officer
La Grenade Group, LLC
Founder & Chief Executive Officer
Mavis Foods, LLC

Ralph E. Santana (4)
Chief Executive Officer
Recteq Grills

Todd J. Vasos
Retired Chief Executive Officer
Dollar General Corporation

(1) Chairman of the Board   (2) Audit Committee   (3) Compensation Committee   (4) Nominating, Governance &
Corporate Responsibility Committee   (*) Committee Chairperson

EXECUTIVE OFFICERS

Jeffery C. Owen
Chief Executive Officer

John W. Garratt
President
Chief Financial Officer

Kathleen A. Reardon
Executive Vice President
Chief People Officer

Steven G. Sunderland
Executive Vice President
Store Operations

Emily C. Taylor
Executive Vice President
Chief Merchandising Officer

Rhonda M. Taylor
Executive Vice President
General Counsel

Carman R. Wenkoff
Executive Vice President
Chief Information Officer

Antonio Zuazo
Executive Vice President
Global Supply Chain

Anita C. Elliott
Senior Vice President
Chief Accounting Officer

CORPORATE INFORMATION

TRANSFER AGENT

EQ Shareowner Services
PO Box 64854
St. Paul, MN 55164-0854
https://shareowneronline.equiniti.com/

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the transfer agent at the address or web site noted above or by calling (866) 927-3314.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Nashville, Tennessee

FORM 10-K

A copy of the Form 10-K filed by the Company with the Securities and Exchange Commission (the "SEC") for the fiscal year ended February 3, 2023, is available on our website at www.dollargeneral.com in the Investor Information section or on the SEC's website.

A printed copy of the Form 10-K, and a list of all its exhibits, will be supplied without charge to any shareholder upon written request. Exhibits to the Form 10-K are available for a reasonable fee. For a printed copy of the Form 10-K, please contact:

DOLLAR GENERAL CORPORATION INVESTOR RELATIONS
100 Mission Ridge, Goodlettsville, TN 37072
(615) 855-4000



SAME STORE SALES GROWTH



- 2018: 3.2%
- 2019: 3.9%
- 2020: 16.3%
- 2021: -2.8%
- 2022: 4.3%

NET SALES
(IN BILLIONS)



- 2018: $25.6
- 2019: $27.8
- 2020: $33.7
- 2021: $34.2
- 2022: $37.8

Fiscal 2022 includes 53 weeks, while all other years presented contain 52 weeks. Sales in the 2022 53rd week were approximately $678 million.

CASH FROM OPERATIONS
(IN MILLIONS)



- 2018: $2,144
- 2019: $2,238
- 2020: $3,876
- 2021: $2,866
- 2022: $1,985

ENDING STORE COUNT



- 2018: 15,370
- 2019: 16,278
- 2020: 17,177
- 2021: 18,130
- 2022: 19,104

ANNUAL MEETING

Dollar General Corporation's annual meeting of shareholders is scheduled for 9 a.m. Central Time on Wednesday, May 31, 2023, at:

Dollar General Corporation, Turner One Building 100 Mission Ridge, Goodlettsville, TN 37072

The record date for the determination of shareholders entitled to vote at the meeting is March 22, 2023.

NYSE: DG

The common stock of Dollar General Corporation is traded on the New York Stock Exchange under the trading symbol "DG."

The number of shareholders of record as of March 22, 2023 was 2,747.

STOCK PERFORMANCE GRAPH

The graph to the right compares Dollar General Corporation's cumulative 5-Year total shareholder return on common stock with the cumulative total returns of the S&P 500 index and the S&P 500 Retailing index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from February 2, 2018 to February 3, 2023.

COMPARISON OF CUMULATIVE TOTAL RETURN



Dollar General Corporation — S&P 500 — S&P 500 Retailing*

	2/2/18	2/1/19	1/31/20	1/29/21	1/28/22	2/3/23
Dollar General	$100	$117.01	$157.44	$201.21	$212.91	$239.84
S&P 500	$100	$97.69	$118.87	$139.37	$171.83	$157.71
S&P 500 Retailing*	$100	$108.42	$127.45	$180.19	$195.77	$160.10

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

*Same index used in Dollar General Corporation's 2021 Annual Report.











100 MISSION RIDGE
GOODLETTSVILLE, TN 37072

WWW.DOLLARGENERAL.COM
(615) 855-4000